Form 20-F
period 2011-12-31
Promotora y Operadora de Infraestructura, S.A.B de C.V.
filed 2012-06-29
CIK 909279

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-12206

Promotora y Operadora de Infraestructura, S.A.B de C.V. (formerly known as Grupo Tribasa, S.A. de C.V.)
(Exact name of Registrant as specified in its charter)

Promoter and Operator of Infrastructure
(Translation of Registrant’s name into English)

MEXICO
(Jurisdiction of incorporation or organization)

Bosque de Cidros No. 173 Colonia Bosques de las Lomas, C.P. 05120 Mexico City, Mexico
(Address of principal executive offices)

Carlos Césarman Kolteniuk Bosque de Cidros No. 173 Colonia Bosques de las Lomas, C.P. 05120 Mexico City, Mexico + (52) 55 2789-0208 carloscesarman@pinfra.com.mx
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, without par value (“Shares”) American Depositary Shares (as evidenced by American Depositary Receipts) each representing 20 Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares:	359,299,923 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☐ Yes   ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes   ☒ No

EXPLANATORY NOTE

This annual report on Form 20-F constitutes our annual report for each of our fiscal years ended December 31, 2011, 2010, 2009, 2008, 2007 and 2006.  For the reasons described more fully in this annual report, the American Depositary Shares (“ADSs”) representing our ordinary shares of common stock were de-listed from the New York Stock Exchange (“NYSE”) in February 2002 and we have not filed or submitted any reports with the Securities and Exchange Commission (“SEC”) since 1999.  However, our obligations to file and submit reports with the SEC under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 ( the “Exchange Act”) have never been terminated, although our management acted under the belief that such obligations had been suspended.

In order to terminate our reporting obligations under Sections 13(a) and 15(d) of the Exchange Act, immediately subsequent to the filing of this annual report on Form 20-F, we intend to file with the SEC a Form 15F.  This annual report on Form 20-F is being filed in order to satisfy the prior Exchange Act reporting history condition of Rule 12h-6(a)(1) under the Exchange Act, as such condition has been interpreted by the SEC.

GLOSSARY

“2003 México-Toluca Issuance Trust” means the trust created under the irrevocable trust agreement (Contrato de Fideicomiso Irrevocable) dated September 19, 2003, among PACSA as settlor, BANCOMEXT as trustee, and MBIA as insurer, in connection with the issuance of preferred and subordinated securities (certificados bursátiles fiduciarios) in an aggregate principal amount of 1,458 million UDIs.

“2004 Peñón-Texcoco Issuance” means the December 17, 2004 issuance by the Peñón-Texcoco Issuance Trust of 18,500,000 securities trading on the BMV under the symbol “CPACCB 04,” in an aggregate principal amount of Ps.1,850 million.

“2005 Tenango-Ixtapan de la Sal Issuance” means the October 4, 2005  issuance by the Tenango-Ixtapan de la Sal Issuance Trust of 1,949,812 securities trading on the BMV under the symbol “TENANCB 05U,” in an aggregate principal amount of 195 million UDIs.

“2006 Atlixco-Jantetelco Issuance” means the September 14, 2006 issuance by the Atlixco-Jantetelco Issuance Trust of 1,438,418 securities trading on the BMV under the symbol “CONCECB 06U,” in an aggregate principal amount of 143.8 million UDIs.

“2006 México-Toluca Issuance” means the April 7, 2006 issuance by the México-Toluca Issuance Trust of 11,137,473 preferred securities trading on the BMV under the symbol “PADEIM 06U” and 3,646,559 subordinated securities trading on the BMV under the symbol “PADEIM 06-2U,” in an aggregate principal amount of 1,513 million UDIs.

“2006 Santa Ana-Altar Issuance” means the December 14, 2006 issuance by the Santa Ana-Altar Issuance Trust of 4,235,329 securities trading on the BMV under the symbol “ZONALCB 06U,” in an aggregate principal amount of 423.5 million UDIs.

“2009 México-Toluca Issuance” means the March 19, 2009 issuance by the México-Toluca Issuance Trust of 2,415,386 subordinated securities trading on the BMV under the symbol “PADEIM 09-U” in an aggregate principal amount of 241.5 million UDIs.

“Altamira Port Terminal Concession” means the concession granted by the Mexican Federal Government through the SCT to API to operate the multiple uses terminal of the Altamira Port in Tamaulipas, as assigned by API to IPM through the Altamira Port Assignment Agreement.

“Altamira Port Assignment Agreement” means the assignment agreement dated April 19, 1996 among API, IPM, Grupo Tribasa and Tribade whereby API assigned to IPM its rights and obligations under the Altamira Port Terminal Concession.

“API” means Administración Portuaria Integral de Altamira, S.A. de C.V., the original concessionaire of the Altamira Port Terminal Concession.

“ARKA” means Casa de Bolsa Arka, S.A. de C.V.

“Armería-Manzanillo Toll Road Concession” means the concession granted by the Mexican Federal Government through the SCT to PAPSA to construct, operate and maintain approximately 37 km of the Armería-Manzanillo toll road that runs from Colima to Manzanillo.

“Armería-Manzanillo Trust” means the trust created under the trust agreement dated April 1, 2010, between PAPSA as settlor and beneficiary and CIBANCO, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee, in connection with the operation and management of all payments related to the Armería-Manzanillo Toll Road Concession.

“ATISA” means our subsidiary, Autopista Tenango Ixtapan de la Sal, S.A. de C.V.

“Altipac Plant” means our asphalt and its aggregates production quarry located on the Mexico City-Puebla toll road.

“Atlixco-Jantetelco Issuance Trust” means the trust created under the irrevocable management and source of payment trust agreement (Contrato de Fideicomiso Irrevocable de Administración y Fuente de Pago) dated September 15, 2006, among CONCEMEX (with respect to the Atlixco-San Bartolo-Cohuecán Stretch) and RCA (with respect to the Morelos Stretch), as settlors, Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, as trustee, and Monex, as agent of the noteholders, in connection with the issuance of securities (certificados bursátiles fiduciarios) in an aggregate principal amount of Ps.660.0 million.

i

“Atlixco-Jantetelco Toll Road Concession” means the concession granted by the Government of the State of Puebla, through the SCT, to CONCEMEX, to construct, operate and maintain (i) the Atlixco-San Bartolo-Cohuecán Stretch; and (ii) the Cohuecán-Acteopan Stretch.

“Atlixco-San Bartolo-Cohuecán Stretch” means the approximately 38 km of a two lane asphalt toll road that runs from Atlixco to San Bartolo in the State of Puebla.

“AUCAL” means Autopistas Concesionadas del Altiplano, S.A. de C.V., the original concessionaire of the Tlaxcala-San Martín Texmelucan Toll Road Concession.

“Average Daily Income” means total revenue for a period divided by the corresponding number of days in such period.

“Average Daily Traffic by Vehicle Equivalents” or “ADTV” means the daily traffic equivalent which results from dividing the cumulative Equivalent Traffic for a period by the corresponding number of days in that period.

“Average Toll Fee Charged for Vehicle Equivalents” means the daily revenue from toll fees divided by the Equivalent Traffic.

“Banco de México” means the Mexican Central Bank.

“Banco de México Exchange Rate” means the peso / U.S. dollar exchange rate published in the Official Gazette by Banco de México on a specified date.

“BANCOMEXT” means Banco Nacional de Comercio Exterior, S.N.C. Institución de Banca de Desarrollo (Mexican National Foreign Trade Bank).

“BANOBRAS” means Banco Nacional de Obras y Servicios Públicos, S.N.C., Institución de Banca de Desarrollo (Mexican National Works and Public Services Bank), a governmental bank that finances infrastructure projects.

“BMV” means the Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange).

“Brownfield Project” means an existing project that has been fully constructed or which requires additional construction or partial reconstruction.

“CAGR” means the compound annual growth rate.

“CAPUFE” means Caminos y Puentes Federales de Ingresos y Servicios Conexos, the governmental authority that currently operates and maintains a substantial portion of the toll roads owned by the Mexican Federal Government.

“CEPSA” means Concesionaria Ecatepec — Pirámides, S.A. de C.V., our former subsidiary that was merged with PAPSA.

“Cetes” means Certificados de la Tesorería (Mexican Treasury Certificates).

“CNA” means the Comisión Nacional del Agua (Mexican National Water Commission).

“CNBV”  means the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission).

“Cohuecán-Acteopan Stretch” means approximately 10.6 km of a two lane toll road that runs from Cohuecán to Acteopan in the State of Puebla.

“CONCEMEX” means our subsidiary, Concemex, S.A. de C.V.

“CPAC” means our subsidiary, Concesionaria Pac, S.A. de C.V.

“Ecatepec-Peñón Stretch” means approximately 18 km of a four lane asphalt toll road that runs through the State of Mexico.

“Equivalent Traffic” is a measure we use to calculate traffic on our toll roads, and means the total number of vehicles that traveled on a given toll road, calculated by dividing the total amount charged per type of vehicle in each toll booth by the related toll fee charged on the related toll road.

“FARAC” means the Fideicomiso de Apoyo para el Rescate de Autopistas Concesionadas (Trust for the Support of the Rescue of the Concessioned Roads).

“FONADIN” means the Fondo Nacional de Infraestructura (National Infrastructure Fund) formerly known as Fondo de Inversión en Infraestructura or FINFRA.

“GBM”  means GBM Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa.

“GCI” means our subsidiary, Grupo Corporativo Interestatal, S.A. de C.V.

“GCM” means our subsidiary, Grupo Concesionario de México, S.A. de C.V.

“Greenfield Project” means a new project which has not yet been constructed.

“IETU” means Impuesto Empresarial a Tasa Única (Mexican Business Flat Tax).

“Indeval” means S.D. Indeval , S.A. de C.V., Institución para el Depósito de Valores

“INPC” means the Índice Nacional de Precios al Consumidor (National Consumer Price Index).

“IPM” means our subsidiary, Infraestructura Portuaria Mexicana, S.A. de C.V.

“LGSM” means the Ley General de Sociedades Mercantiles (Mexican Business and Organizations General Law).

“LMV” means the Ley del Mercado de Valores (Mexican Securities Market Law).

“MBIA” means MBIA Insurance Corporation.

“MC” means our subsidiary, Mexicana de Cales, S.A. de C.V.

“Mexican Federal Government” means the federal government of the United Mexican States.

“México-Toluca Issuance Trust” means the trust created under the irrevocable trust agreement (Contrato de Fideicomiso Irrevocable) dated April 3, 2006, among PACSA, as settlor, Nafin, as trustee, MBIA, as insurer, and Monex, as the agent of the noteholders (representante común), in connection with the issuance of securities (certificados bursátiles fiduciarios) under the PADEIM program in an authorized aggregate principal amount of Ps.25.0 billion.

“México-Toluca Toll Road Concession” means the concession granted by the Mexican Federal Government, through the SCT, to PACSA for the construction, operation and maintenance of approximately 19 km of a four lane asphalt toll road that runs from Constituyentes and Reforma in Mexico City, to La Venta in the State of Mexico.

“MGA” means our subsidiary, Mexicana de Gestión de Agua, S.A. de C.V.

“Monarca” means our subsidiary, Concesionaria Monarca, S.A. de C.V.

“Morelia-Aeropuerto Toll Road Concession” means the concession granted by the Government of the State of Michoacán, to Purépecha, to construct, operate and maintain approximately 23 km of a two lane asphalt toll road that runs through the State of Michoacán.

“Morelia-Aeropuerto Trust” means the trust created under the irrevocable administration and source of payment trust agreement (Contrato de Fideicomiso Irrevocable de Administración y Fuente de Pago), dated February 9, 2007, between Purépecha, as settlor and beneficiary, and HSBC México, S.A. Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, as trustee (as substituted by a substitution agreement dated September 30, 2009, among the parties to the irrevocable administration and source of payment trust agreement and Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa) in connection with the operation and management of all payments related to the Morelia-Aeropuerto Toll Road Concession.

“Morelos Stretch” means approximately 6.5 km of a two lane concrete toll road that runs from Huazulco to Jantetelco in the State of Morelos, which concession was granted by the Government of the State of Morelos to RCA and is operated by Opervite.

“Nafin” means Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, a Mexican development banking institution.

“Official Gazette” means the Diario Oficial de la Federación.

“Opervite” means our subsidiary, Opervite, S.A. de C.V.

“PACSA’’ means our subsidiary, Promotora y Administradora de Carreteras, S.A. de C.V.

“PADEIM’’ means the Programa AAA para el Desarrollo de Infraestructura en México (AAA Program for the Development of Infrastructure in Mexico), an authorized Ps.25.0 billion program for the issuance of securities (certificados bursátiles fiduciarios).

“PAPSA’’ means our subsidiary, Promotora de Autopistas del Pacífico, S.A. de C.V.

“Peñaloza Family” means Messrs. David Peñaloza Sandoval, María Adriana Alanís González, Adriana Graciela Peñaloza Alanís and/or David Peñaloza Alanís.

“Peñón-Texcoco Assignment Agreement” means the assignment agreement dated May 18, 1993 between the Government of the State of Mexico and CPAC, whereby the State of Mexico assigned to CPAC the Peñón-Texcoco Toll Road Concession.

“Peñón-Texcoco Issuance Trust” means the trust created under the irrevocable trust agreement (Contrato de Fideicomiso Irrevocable) dated December 17, 2004, among CPAC, as settlor, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, as trustee, and ARKA, as agent of the noteholders, in connection with the issuance of securities (certificados bursátiles fiduciarios) in an authorized aggregate principal amount of Ps.1,850 million.

“Peñón-Texcoco Toll Road Concession” means the concession granted by the Federal Government in favor of the Government of the State of Mexico, and assigned to CPAC, to repair the existing stretch of road and construct, operate and maintain approximately 15.6 km of a four lane asphalt toll road that runs through the State of Mexico.

“pesos” or “Ps.” means Mexican pesos.

“PFIC” means passive foreign investment company.

“Pinseco” means our subsidiary, Pinfra Sector Construcción, S.A. de C.V.

“Pirámides-Ecatepec-Peñón Toll Road Concession’’ means the concession granted by the Mexican Federal Government through the SCT, to CEPSA (currently PAPSA), to construct, operate and maintain the (i) Pirámides-Ecatepec Stretch and (ii) Ecatepec-Peñón Stretch.

“Pirámides-Ecatepec-Peñón Trust” means the trust created under the trust agreement dated April 1, 2010, between PAPSA, as settlor, and CIBANCO, S.A. Institución de Banca Múltiple, División Fiduciaria, as trustee, in connection with the operation and management of the toll collections from the Pirámides-Ecatepec-Peñón Toll Road Concession.

“Pirámides-Ecatepec Stretch” means the approximately 22.2 km of a four lane asphalt toll road that runs through Mexico City and the State of Mexico.

“Principal Shareholders’’ means Messrs. David Peñaloza Alanís, María Adriana Alanís González, Adriana Graciela Peñaloza Alanís and David Peñaloza Sandoval.

“Purépecha’’ means our 50% equity method investment, Concesionaria Purépecha, S.A. de C.V.

“RCA” means Región Central de Autopistas, S.A. de C.V., the current concessionaire of the Morelos Stretch.

“Real Annual Rate of Return” means our annual rate of return adjusted to give effect to inflation.

“Release of Rights of Way” refers to the liberación de derecho de vía, which means the legal authorization to use land to construct and operate a particular concession project that was previously occupied, obtained by payment of an indemnity in the event of expropriation or payment of the purchase price.

“RNV” means the Mexican Registro Nacional de Valores (National Securities Registry) maintained by the CNBV.

“San Luis Río Colorado-Estación Doctor Toll Road Concession” means the concession granted by the Government of the State of Sonora, through its Assets and Concessions State Commission (Comisión Estatal de Bienes y Concesiones) to CPAC, to construct, operate and maintain approximately 48.2 km of a two lane asphalt toll road that runs through San Luis Río Colorado, Sonora.

“San Luis Río Colorado-Estación Doctor Trust” means the trust created under the investment, administration and source of payment trust agreement (Contrato de Fideicomiso de Inversión, Administración y Fuente de Pago), dated September 8, 2008, between CPAC, as settlor and beneficiary, and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, as trustee, in connection with the operation and management of all payments from the San Luis Río Colorado-Estación Doctor Toll Road Concession.

“Santa Ana-Altar Issuance Trust” means the trust created under the irrevocable management and source of payment trust agreement (Contrato de Fideicomiso Irrevocable de Administración y Fuente de Pago), dated August 30, 2006, among Zonalta, as settlor, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, as trustee, and Monex, as agent of the noteholders, in connection with the issuance of securities (certificados bursátiles fiduciarios) in an authorized aggregate principal amount of Ps.1.6 billion.

“Santa Ana-Altar Toll Road Concession” means the concession granted by the Mexican Federal Government in favor of the Government of the State of Sonora, and assigned to Zonalta, to carry any necessary construction needed to modernize 10.5km of the Santa Ana-Altar stretch and to widen the Altar-Piquito stretch as well as to operate and maintain approximately 73 km of a two lane asphalt and two lane concrete of the federal toll road in Sonora, México.

“SCT” means the Secretaría de Comunicaciones y Transportes (Transportation and Communications Ministry).

“SEMARNAT” means Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources).

“SHCP” means Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit).

“SIC” means Sistema Internacional de Cotizaciones (International Quotation System).

“SIFIC” means Sistema de Información Financiera y Contable de las Emisoras (Financial and Accounting System of Issuers).

“State Governments” means the collective governments of the individual states of the United Mexican States.

“TC” means our subsidiary, Tribasa Construcciones, S.A. de C.V.

“Tenango-Ixtapan de la Sal Issuance Trust” means the trust created under the amendment to an irrevocable investment, administration and source of payment trust agreement (Contrato de Fideicomiso Irrevocable de Inversión, Administración y Fuente de Pago), dated October 3, 2005, among our subsidiaries Tribasa, Triciesa and Atisa, as settlors, Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, División Fiduciaria, as trustee, in connection with the issuance of securities (certificados bursátiles fiduciarios) in an authorized aggregate principal amount of Ps.700.0 million.

“Tenango-Ixtapan de la Sal Toll Road Concession” means the concession granted by the Government of the State of Mexico, to ATISA, to construct the tranche La Finca-Ixtapan de la Sal as well as to operate and maintain approximately 40.15 km of a two lane asphalt toll road.

“TEU” means a twenty-foot equivalent unit.

“TIIE” means Tasa de Interés Interbancaria de Equilibrio (Interbank Equilibrium Interest Rate).

“Tlaxcala-San Martín Texmelucan Assignment Agreement” means the assignment agreement dated November 19, 2010 between AUCAL and PAPSA, whereby AUCAL assigned to PAPSA its rights to Tlaxcala-San Martín Texmelucan Toll Road Concession along with certain other rights derived from a lawsuit filed by AUCAL against the Government of the State of Tlaxcala.

“Tlaxcala-San Martín Texmelucan Toll Road Concession” means the concession granted by the Mexican Federal Government through the SCT in favor of AUCAL, and assigned to PAPSA to construct, operate and maintain approximately 25.5 km of a four lane asphalt toll road that connects San Martín Texmelucan in Puebla with the City of Tlaxcala.

v

“Tlaxcala-San Martín Texmelucan Trust” means the trust created under the irrevocable trust agreement (Contrato de Fideicomiso Irrevocable), dated November 19, 2010, among PAPSA, as settlor and beneficiary, and Banco Monex, S.A. Institución de Banca Múltiple, Grupo Financiero, División Fiduciaria, as trustee, in connection with the operation and management of all payments from the Tlaxcala-San Martín Texmelucan Toll Road Concession.

“Tlaxcala-Xoxtla Toll Road Concession” means the concession granted by the Government of the State of Tlaxcala to CONCEMEX, to construct, operate and maintain approximately 16 km of a two lane asphalt toll road connecting Puebla with Tlaxcala.

“Toll Road Concessions” means the 12 toll roads concessions owned by the Company through our subsidiaries.

“TBD” means our subsidiary, Triturados Basálticos y Derivados, S.A. de C.V.

“UDI” means Unidades de Inversión (Mexican Investment Units) which are tied to the inflation rate.

“U.S. dollars,” “dollars,” “USD” or “U.S.$” mean United States dollars.

“VAT” means value-added tax (Impuesto al Valor Agregado or IVA).

“Zitácuaro-Lengua de Vaca Toll Road Concession” means the concession granted by the Government of the State of Michoacán, to Monarca to construct, operate and maintain approximately 11.8 km of a two lane asphalt state toll road that runs through the State of Michoacán and the State of México.

“Zitácuaro-Lengua de Vaca Trust” means the trust created under the irrevocable, administration and source of payment trust agreement (Contrato de Fideicomiso Irrevocable de Administración y Fuente de Pago) dated October 30, 2007, between Monarca, as settlor and beneficiary, and HSBC México, S.A. Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, as trustee (as substituted by a substitution agreement dated October 5, 2009 among the parties to the trust agreement and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario), in connection with the operation and management of all payments from the Zitácuaro-Lengua de Vaca Toll Road Concession.

“Zonalta’’ means our subsidiary, Concesionaria Zonalta, S.A. de C.V.

PART I

INTRODUCTION

As used in this annual report on Form 20-F, terms such as “we,” “us” or “our” refer to Promotora y Operadora de Infraestructura, S.A.B de C.V. (Pinfra or the Company) and our consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise noted, our interest in our principal subsidiaries, jointly —controlled entities and associates is expressed in terms of our economic interest as of December 31, 2011.

Financial Information

Consolidated Financial Statements

This report includes our annual consolidated financial statements as of December 31, 2011, 2010, 2009, 2008, 2007 and 2006 and for the years then ended, together with the notes thereto.

As discussed in the Explanatory Note, this annual report is being filed in order to satisfy the prior Exchange Act reporting history condition of Rule 12h-6(a)(1) under the Exchange Act, as such condition has been interpreted by the SEC.  Accordingly, it also includes our annual consolidated financial statements for the years ended December 31, 2007 and 2006, which are unaudited.

Subsequent to the issuance of our annual consolidated financial statements for the years ended December 31, 2007 and 2006, the Company carried out a comprehensive analysis of its accounting records and identified a series of differences in the value of certain assets and liabilities from those that were previously recorded.  Additionally, in 2008, the Company discontinued certain of its operations and adopted new financial reporting standards required by Mexican FRS, all of which required retrospective application to prior years.

As such, we restated our annual consolidated financial statements for the years ended December 31, 2007 and 2006 for the effects of these aforementioned adjustments.  However, our independent auditors’ who had previously audited those consolidated financial statements are no longer independent, as they hold a position on our board of directors.  Additionally, the Company’s work papers for those fiscal periods were archived in a subterranean storage space in our corporate headquarters building.  During 2008, there was a severe flood that resulted in the destruction of all work papers for all fiscal periods prior to 2008.  Accordingly, our current independent registered public accounting firm is unable to go back and perform auditing procedures over such restated financial statements, for which reason they are not audited.

See Note 2.c to our annual unaudited consolidated financial statements for the years ended December 31, 2007 and 2006 for a discussion of the effects of the retrospective application of such adjustments.

The financial information in this annual report has been prepared in accordance with Mexican Financial Reporting Standards (Normas de Información Financiera or “Mexican FRS” individually referred to as Normas de Información Financiera or “NIFs” or “Bulletins”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Note 28 to our annual audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008 and Note 25 to our annual unaudited consolidated financial statements for the years ended December 31, 2007 and 2006 provide a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us, together with a reconciliation of consolidated net income and stockhoders’ equity to U.S. GAAP.

In January 2009, the National Banking and Securities Commission published the amendments to its Single Circular for Issuers, which requires entities that disclose their financial information to the public through the BMV file financial statements prepared in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board, beginning in 2012.

Our annual consolidated financial statements for the year ending December 31, 2012 to be issued by the Company will be our first annual financial statements that comply with IFRS. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period established by IFRS 1 (First-Time Adoption of International Financial Reporting Standards). According to IFRS 1, the Company will apply the relevant mandatory exceptions and certain optional exemptions to the retroactive application of IFRS, as follows.  We have implemented a plan to comply with these requirements and begin reporting our consolidated financial statements in accordance with IFRS in the first quarter of 2012.  Note 27 to our annual audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008 provides a description of the principal effects of adoption of IFRS on our consolidated financial information.

Effects of inflation accounting

Prior to January 1, 2008, Bulletin B-10, Recognition of the Effects of Inflation on Financial Information, of Mexican FRS outlined the inflation accounting methodology mandatory for all Mexican companies reporting under Mexican FRS.  The presentation of financial information in period-end, or constant, currency units was intended to eliminate the distorting effects of inflation on financial information and to permit comparisons across periods in comparable monetary units.  Accordingly, we recognized the comprehensive effects of inflation on our consolidated information through December 31, 2007.

Effective January 1, 2008, NIF B-10, Effects of Inflation, replaced prior Bulletin B-10 and we are no longer required to use inflation accounting for periods beginning in 2008, unless the economic environment in which we operate qualifies as “inflationary,” as defined by Mexican FRS as cumulative inflation for the three preceding years being equal to or in excess of 26%.  There was no significant volatility in the rate of inflation in Mexico between 2008 and 2011 (6.528% in 2008, 3.574% in 2009, 4.402% in 2010 and 3.819% in 2011) and therefore the economic environment in which we operated for each of the years ended December 31, 2011, 2010, 2009 and 2008 did not qualify as inflationary, as a result of which we did not account for the effects of inflation in any of those periods. However, non-monetary assets and liabilities and stockholders’ equity include the effects of inflation recognized through December 31, 2007.

Currency and Other Information

Unless otherwise stated, the financial information appearing in this annual report is presented in Mexican pesos.  In this annual report references to “pesos” or “Ps.” are to Mexican pesos and references to “U.S. dollars,” “dollars,” “USD” or “U.S.$” are to United States dollars.

This report contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.  Please see Item 3. “Key Information—Exchange Rates” for information regarding rates of exchange between the peso and the U.S. dollar for the periods specified therein.

In this annual report, where information is presented in thousands, millions or billions of pesos or thousands, millions or billions of U.S. dollars, amounts of less than one thousand, one million, or one billion, as the case may be, have been truncated unless otherwise specified.

Other Information Presented

Market data and other statistical information (other than with respect to our financial results and performance) used throughout this annual report are based on independent industry publications, government publications, reports by market research firms or other published independent sources.

Some data are also based on our estimates, which are derived from our review of internal surveys and analyses, as well as independent sources.  Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy or completeness.  In addition, these sources may use different definitions of the relevant markets than those we present.  Data regarding our industry are intended to provide general guidance but are inherently imprecise.  Though we believe these estimates were reasonably derived, you should not place undue reliance on estimates, as they are inherently uncertain.

Certain of the figures included in this annual report have been subject to rounding. All percentages have been rounded to the nearest percent, one-tenth of one percent or one-hundredth of one percent, as the case may be. As a result, numerical figures shown as totals or percentages in some tables may not be an arithmetic aggregation of the figures that preceded them

The standard measure of area in Mexico is the kilometer (“km”), while in the United States the standard measure is the mile.  Unless otherwise specified, all units of area shown in this annual report are expressed in kilometers.  One kilometer is equal to approximately 0.6214 of a mile.

Forward-Looking Statements

This report contains statements that are or may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.  Words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•                  limitations on our ability to operate our existing concessions profitably;

•                  the termination or repossession of our concessions;

•                  decreases in the traffic volume of our concessioned toll roads;

•                  limitations on our ability to obtain new concessions and operate them profitably;

•                  governmental actions and regulation affecting our concessions;

•                  competition in our industry and markets;

•                  increases in construction and operating costs;

•                  increases in our capital expenditures and inability to complete the construction of projects within the expected timeframe and budget;

•                  the performance of the Mexican economy;

•                  limitations on our access to sources of financing on competitive terms;

•                  our ability to service our debt;

•                  conditions of financial markets and our ability to refinance our financial obligations as needed;

•                  restrictions on foreign currency convertibility and remittance outside Mexico;

•                  our ability to execute our corporate strategies;

•                  failure of our information technology systems, including data and communications systems;

•                  natural disasters affecting our concessions;

•                  changes in exchange rates, market interest rates or the rate of inflation;

•                  the effect of changes in accounting principles, new legislation, intervention by regulatory authorities, government directives and monetary or tax policy in Mexico; and

•                  the risk factors discussed in Item 3 “Risk Factors.”

Should one or more of these factors or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, forecast or intended.  In light of these risks, uncertainties and assumptions, the forward-looking events described in this annual report may not occur.  These forward-looking statements speak only as to the date of this annual report and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information or future events or developments.  Additional factors affecting our business emerge from time to time and it is not possible for us to predict all of these factors, nor can we assess the impact of all such factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.  Although we believe the plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that those plans, intentions or expectations will be achieved.  In addition, you should not interpret statements regarding past trends or activities as assurances that those trends or activities will continue in the future.  All written, oral and electronic forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

All forward-looking statements contained in this annual report are qualified in their entirety by these risks, uncertainties and other factors.  Future events or circumstances could cause actual results to differ materially from historical results or those anticipated.  You should not place undue reliance on such statements, which speak only as of the date that they were made.  Our independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements.  You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.  We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Item 1.        Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.        Offer Statistics and Expected Timetable

Not applicable.

Item 3.        Key Information

A.                                    Selected Financial Data

The following tables set forth summary historical financial data for Pinfra and its consolidated subsidiaries. The consolidated balance sheet data as of December 31, 2011, 2010, 2009, 2008, 2007 and 2006 and the consolidated statement of income data for the years ended December 31, 2011, 2010, 2009, 2008, 2007 and 2006 are derived from the annual consolidated financial statements in Part III of this annual report.

The exchange rate used in translating pesos into U.S. dollars solely for the convenience of investors included in the following tables is determined by reference to the Banco de México Exchange Rate published on December 31, 2011, which was Ps.13.98 per U.S. dollar.  The exchange rate translations contained in this annual report should not be construed as representations that the peso amounts actually represent the U.S. dollar amounts presented or could be converted into U.S. dollars at the rate indicated as of the dates mentioned herein or at any other rate.

Our annual consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in significant respects from U.S. GAAP.

The following summary of annual consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, the “Operating and Financial Review and Prospects” in Item 5 and our annual consolidated financial statements, included elsewhere in this annual report.

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
	(in thousands)

Consolidated Statement of Income Data (Mexican FRS)
Revenues
Concessions	3,434,174	3,026,697	2,692,460	2,583,140	2,329,332	2,237,665
Materials for sale	491,426	499,119	421,744	529,383	312,376	390,059
Construction for engineering works	220,392	257,110	22,462	207,334	62,239	79,412 (1)
Construction for concessions	142,758	98,595	297,631	228,987	444,622	— (1)
Total revenues	4,288,750	3,881,521	3,434,297	3,548,844	3,148,569	2,707,136

Costs
Concessions	1,151,499	1,157,978	1,038,861	1,035,849	936,806	987,608
Materials for sale	347,321	337,832	285,496	421,514	246,033	333,080
Construction for engineering works	163,658	191,188	31,012	128,751	51,400	67,959 (2)
Construction for concessions	142,758	98,595	291,493	216,613	443,826	— (2)
Total costs	1,805,236	1,785,593	1,646,862	1,802,727	1,678,065	1,388,647
Gross profit	2,483,514	2,095,928	1,787,435	1,746,117	1,418,849	1,318,489

Operating expenses	25,002	30,597	39,407	41,993	51,655	136,524
Operating income	2,458,512	2,065,331	1,748,028	1,704,124	1,418,849	1,181,965
Other expenses (income) - net	20,786	25,555	24,092	(30,835)	40,907	(41,724)
Comprehensive financing cost
Interest expense	1,226,152	1,306,152	1,430,328	1,838,219	1,255,065	1,257,592
Interest income	(205,787)	(260,432)	(514,206)	(406,243)	(408,422)	(282,629)
Exchange (gain) loss	(64,577)	20,358	5,843	(88,141)	5,963	(9,271)
Monetary position gain	—	—	—	—	(265,218)	(269,996)
Total comprehensive financing cost	955,788	1,066,078	921,965	1,343,835	587,388	695,696

Equity in results of associated companies	11,412	19,966	13,801	6,247	—	(535)
Income before income taxes and discontinued operations	1,470,526	953,732	788,170	384,877	790,554	528,528
Income tax expense (benefit)	463,583	249,822	161,871	(145,888)	211,436	58,323
Income before discontinued operations	1,006,943	703,910	626,299	530,765	579,118	470,205
Discontinued operations - net	(1,741)	(2,096)	(7,660)	(7,045)	(9,710)	(64,487)
Consolidated net income	1,005,202	701,814	618,639	523,720	569,408	405,718
Controlling interest	1,005,184	691,907	613,092	517,748	569,858	423,116
Noncontrolling interest	18	9,907	5,547	5,972	(450)	(17,398)
Income from continuing operations attributable to controlling interest per common share(3)	2.79	1.93	1.67	1.39	1.52	1.14
Loss from discontinued operations attributable to controlling interest per common share(3)	(0.00)	(0.01)	(0.02)	(0.02)	(0.02)	(0.04)
Consolidated net income attributable to controlling interest per common share (in Ps.)(3)	2.79	1.92	1.65	1.37	1.50	1.10
Weighted average shares outstanding (in shares)	360,281,004	360,697,323	370,778,963	379,905,534	380,123,523	369,943,024

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
	(in thousands)

Consolidated Statement of Income Data (U.S. GAAP)
Revenues
Concessions	3,434,174	3,026,697	2,692,460	2,583,140	2,329,332	2,237,665
Materials for sale	491,426	499,119	421,744	529,383	312,376	390,059
Construction for engineering works	220,392	257,110	16,324	194,960	62,239	79,412
Construction for concessions	142,758	98,595	297,631	228,987	444,622	—
Total revenues	4,288,750	3,881,521	3,428,159	3,536,470	3,148,569	2,707,136

Operating income	2,496,572	2,110,251	1,781,914	1,663,938	1,470,056	1,079,594

Consolidated net income	1,107,330	588,915	376,634	617,056	559,005	489,569
Consolidated net income attributable to controlling interest per common share (in Ps.)(3)	3.07	1.61	1.00	1.61	1.47	1.37
Weighted average shares outstanding (in shares)	360,281,004	360,697,323	370,778,963	379,905,534	380,123,523	369,943,024

(1)     Revenues from the construction for engineering works and construction for concessions businesses were reported as one consolidated revenue item prior to 2007.

(2)     Costs for the construction for engineering works and construction for concessions businesses were reported as one consolidated cost item prior to 2007.

(3)     The Company does not have any potentially dilutive securities, for which reason basic and diluted earnings per share are equal.

	As of December 31,
	2011	2010	2009	2008	2007	2006
	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
	(in thousands)

Consolidated Balance Sheet Data (Mexican FRS)
Assets
Current assets
Cash and cash equivalents	73,522	39,782	89,081	19,879	300,028	410,601
Investments in securities	1,509,061	979,530	1,665,424	1,599,050	2,026,700	1,977,214
Trust funds	670,583	65,013	30,261	23,681	59,905	83,515
Restricted trust funds	304,269	361,350	430,486	547,428	933,781	1,042,224
Accounts and notes receivable — net	393,462	827,648	511,900	731,703	382,950	449,263
Due from related parties	—	—	815	732	3,585	3,466
Inventories — net	79,165	69,845	60,461	54,539	134,833	76,115
Prepaid expenses	153,049	89,411	52,044	56,422	36,038	52,955
Total current assets	3,183,111	2,432,579	2,840,472	3,033,434	3,877,820	4,095,353

Restricted trust funds	1,243,104	1,262,615	1,487,981	1,167,307	1,165,131	1,264,189
Notes due from related parties	254,421	243,243	229,552	213,311	123,531	—
Real estate held for future use	94,759	95,648	66,906	52,862	52,862	—
Real estate, land held for mineral deposits, machinery and equipment - net	1,197,663	1,276,770	1,290,639	1,238,472	1,126,722	1,164,197
Investment in concessions - net	7,453,978	7,512,824	6,667,804	6,744,118	6,021,232	5,612,391
Investment in shares of associated companies	89,027	100,439	105,060	108,002	100,587	3,962
Deferred income taxes	333,915	469,792	477,716	411,593	7,818	77,173
Other assets — net	1,618,812	1,551,369	1,633,328	1,223,581	1,564,111	1,774,827
Assets from discontinued operations	23,265	24,766	26,376	33,916	67,714	120,039

Total assets	15,492,055	14,970,045	14,825,834	14,226,596	14,107,528	14,112,131

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	62,107	84,821	61,419	151,506	169,976	157,032
Accrued expenses and taxes payable	352,657	374,418	241,401	258,466	296,811	560,812
Total current liabilities	414,764	459,239	302,820	409,972	466,787	717,844

Long-term liabilities
Reserve for major maintenance	101,990	47,049	38,324	28,031	—	—
Employee retirement obligations	7,082	6,278	5,480	3,567	2,488	3,273
Financial leasing obligations	167	1,950	3,207	1,130	24,047	25,537
Assigned collection rights - net	10,853,588	11,059,870	11,716,221	11,448,510	11,877,063	12,529,954
Total liabilities	11,377,591	11,574,386	12,066,052	11,891,210	12,370,385	13,276,608

Stockholders’ equity
Contributed capital
Nominal capital stock	682,855	686,828	706,125	714,819	719,772	700,278
Restatement for inflationary effects	1,235,405	1,242,595	1,277,503	1,293,231	1,302,193	1,302,193
Share subscription premium	—	—	—	377,301	377,301	—
Total contributed capital	1,918,260	1,929,423	1,983,628	2,385,351	2,399,266	2,002,471

Earned capital
Reserve for stock acquisition	1,304,430	667,297	195,970	188,884	259,523	259,523
Repurchased stock	(94,073)	(65,937)	(195,970)	(101,496)	(92,718)	(3,270)
Premium on stock placement	58,582	58,582	58,582	58,582	65,218	56,688
Retained earnings (accumulated deficit)	923,411	610,134	531,319	(374,675)	(892,423)	(1,475,333)
Total earned capital	2,192,350	1,270,076	589,901	(228,705)	(660,400)	(1,162,392)
Controlling interest	4,110,610	3,199,499	2,573,529	2,156,646	1,738,866	840,079
Noncontrolling interest	3,854	196,160	186,253	178,740	(1,723)	(4,556)
Total stockholders’ equity	4,114,464	3,395,659	2,759,782	2,335,386	1,737,143	835,523

Total	15,492,055	14,970,045	14,825,834	14,226,596	14,107,528	14,112,131

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)	(Ps.)
	(in thousands)

Consolidated Balance Sheet Data (U.S. GAAP)
Total assets	15,342,591	14,792,691	14,774,562	14,036,027	13,918,402	13,916,320
Total contributed capital	1,918,260	1,929,423	1,983,628	2,385,351	2,399,266	2,002,471
Total stockholders’ equity	3,432,366	2,611,433	2,088,454	1,906,063	1,214,486	320,814

Exchange Rates

During the last nine years, the Mexican Government has maintained a policy of non-intervention in the foreign exchange markets, other than conducting periodic auctions for the purchase of U.S. dollars, and has not had in effect any exchange controls (although such controls have existed and have been in effect in the past).  We cannot assure you that the Mexican Government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate for the purchase of U.S. dollars, as published by the Banco de México, expressed in pesos per U.S. dollar.

	For the year ended December 31, (Ps. per U.S. dollar) (1)
Exchange Rate	High	Low	Average(2)	Period End

2006	11.48	10.43	10.90	10.88
2007	11.27	10.66	10.93	10.90
2008	13.92	9.92	11.13	13.77
2009	15.37	12.60	13.50	13.04
2010	13.18	12.15	12.66	12.38
2011	14.24	11.50	12.42	13.98

	For the month ended
December 2011	13.99	13.48	13.75	13.98
January 2012	13.95	12.93	13.46	13.01
February 2012	13.01	12.65	12.79	12.86
March 2012	12.98	12.63	12.76	12.85
April 2012	13.23	12.73	13.06	13.01
May 2012	14.07	12.96	13.60	14.07
June 2012 (through June 22)	14.39	13.70	14.02	13.77

(1)     The exchange rates above are the rates published by the Banco de México in the Official Gazette as the exchange rates for the payment of obligations denominated in non-Mexican currency payable in Mexico.

(2)     Yearly basis on average of month-end rates and monthly basis on average of day-end rates.

On December 31, 2011 the Banco de México Exchange Rate for the purchase of U.S. dollars was Ps.13.98 per one U.S. dollar.

B.                                    Capitalization and Indebtedness.

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds.

Not applicable.

D.                                    Risk Factors.

Risks Related to Our Business

Returns on our investment in certain concessions may not meet the returns estimated at the time of our investment.

Our return on any investment in a toll road concession is based on the terms and conditions of the concession, its duration and the amount of capital invested, in addition to the amount of toll or other revenues collected, debt service costs and other factors.  For example, traffic volumes, and therefore toll revenues, are affected by a number of factors including toll rates, the quality and proximity of alternative toll-free roads, fuel prices, taxation, environmental regulations, consumer purchasing power and general economic conditions.

The terms of our concessions provide for different mechanisms related to the return on our investment.  In certain cases, when we recover our total investment in the project and achieve the agreed upon return, the relevant governmental authority will have the right to terminate the concession, have the concession returned to such authority or allow us to maintain the concession until its expiration, so long as we pay the agreed compensation with such governmental authority.  In other cases, we may be required to share any returns in excess of the agreed upon annual rate of return with the relevant governmental authority, which will affect our revenues.  Given these factors, and the possibility that governmental authorities could implement policies that affect our contractual return on investment in a way that we did not anticipate, we cannot assure you that our return on any investment under any concession will meet our estimates.  A material change in any of the above variables may adversely affect the returns on our investments, our financial condition and results of operations.

Governmental entities may prematurely terminate our concessions under certain circumstances, some of which are beyond our control.

Our concessions are our principal assets, and we would be unable to continue the operation of a particular concession without the concession right from the granting governmental authority.  A concession may be revoked by the relevant governmental authority for certain reasons set forth in the relevant concession contract and in applicable legislation, including the failure to comply with development, operation and/or maintenance programs, temporary or permanent halt of our operations, exceeding the agreed upon rates of return set forth in certain of our concessions or failing to comply with any other material term of the relevant concession or applicable law.  In addition, certain of our concessions may be terminated early in the event we reach the return provided for in the related concession.

Moreover, the relevant governmental authority may terminate, expropriate, amend the terms of the concession and/or repossess (rescatar) a concession at any time, if, in accordance with applicable law, it determines that it is in the public interest to do so.  The relevant governmental authority may also assume the operation of a concession in the event of war, public disturbance or threat to national security.  In addition, in the case of force majeure, the relevant governmental authority may require us to implement certain changes to our operations.  If the government terminates any of our concessions, under Mexican law it is generally required to compensate us for the amount of our unrecovered investment plus the Real Annual Rate of Return agreed upon in the related concession, unless the concession is revoked pursuant to applicable law or the terms of the concession which would imply a serious breach of the concession’s terms by us.  We cannot, however, assure you that we would receive such compensation on a timely basis or in an amount equivalent to the value of our investment in a concession plus lost profits.  For a description of the rights of the relevant governmental authorities to terminate any of our concessions, see Item 4. “Information on the Company—Business Overview.”

Under certain circumstances, we may obtain from the relevant governmental authority an extension of the terms of our concessions, which would provide us with the opportunity to continue operating them.  However, in most cases such extensions are granted at the discretion of the relevant authorities.  Therefore, we cannot assure you that the relevant governmental authorities will extend the terms of any of our concessions.  If such authorities do not extend our concessions, our business, financial condition and results of operations may be adversely affected.

Our concessions may not achieve our projected levels of traffic or volume.

The main source of cash revenue for our business is derived from the collection of toll road fees.  Such revenue is directly correlated to the volume of vehicles traveling on our toll roads and the frequency of traveler use.  A decrease in traffic might arise either from general economic circumstances or from a reduction in commercial activities in the regions served by our toll roads.  The level of traffic on a given road is also influenced by other factors such as its connection to other parts of the federal and state road systems and other road networks and the availability of alternative means of transportation and security conditions, all of which are beyond our control.  In the past, certain of our Toll Road Concessions, including the México-Toluca Toll Road Concession have not reached their projected traffic levels.

Two of our Toll Road Concessions, the Ecatepec-Peñón toll road and the Tlaxcala-Xoxtla toll road, have not yet commenced operations and do not have an operating history.  As such, future traffic on these toll roads is unpredictable.  Furthermore, we cannot assure you that the current or expected traffic level on our roads will increase or even remain stable.  Decreased traffic could adversely affect our business, financial condition and results of operations.

Moreover, we cannot assure you that the current or expected volume of operations in the Altamira Port Terminal Concession will increase or remain stable.  Decreased volume of operations could adversely affect our business, financial condition and results of operations.

We derive a substantial amount of our revenues from the operation of one toll road.

We derived 27.8% of our revenues for the year ended December 31, 2011 from the operation of the México-Toluca toll road, which covers 19 km from Constituyentes and Reforma in Mexico City to La Venta, in the State of Mexico.  Any governmental action negatively affecting this concession, an economic recession affecting this area of Mexico, any natural disaster or any other event that may adversely affect the level of traffic on this toll road would have a significant material adverse effect on our financial condition and results of operations.  Although revenues generated by this toll road are significant in terms of cash flow, due to the pledge of toll fees under securitization transactions involving this toll road, we do not recover fees collected thereunder.

The regulations pursuant to which the maximum applicable toll rates are established and adjusted do not ensure that our concessions will be profitable or achieve the expected level of return.

The regulations applicable to our Toll Road Concessions establish maximum toll rates that we can charge vehicles using our toll roads.  While some of our concessions provide for an extension of their respective terms to allow us to achieve the agreed upon rate of return, if the relevant governmental authority decides not to grant such an extension, our concessions do not guarantee that our projects will be profitable or that specified rates of return will be achieved.  Additionally, we may not be able to pass on increases in costs of our services to users of our toll roads and container port terminal due to the maximum rates that we are able to charge.

Our concessions provide that maximum toll rates will be adjusted on a biannual or annual basis based on inflation (determined by reference to the INPC).  Although we are entitled to request additional adjustments to maximum toll rates under certain circumstances, certain concessions provide that such a request will be approved only if the relevant governmental authority determines that certain limited events specified in our concessions, such as extraordinary events affecting traffic on the toll road, have occurred.  Therefore, there can be no assurance that any such request would be granted.  If a request to adjust our maximum toll rates is not granted, our business, financial condition and results of operations could be adversely affected.

The global credit crisis and unfavorable general economic and market conditions of recent years may negatively affect our liquidity, business and results of operations.

The effect of a continued credit crisis and related turmoil in the global financial system on the Mexican economy, our concessions and asphalt and related products business cannot be predicted.  It may lead to a reduced level of transportation infrastructure projects undertaken by the Mexican Federal Government and State Governments and lower demand for our services or products.  In response to current market conditions, motorists on our toll roads may choose alternate means of transportation, clients of our asphalt and related products business and users of our container port terminal may choose to spend less on our products and services, or delay payments to us (which may in turn affect our payments to our providers).  Our clients might also seek contract terms more favorable to them. Although during most of 2010 and during the first half of 2011 there were signs of recovery in the global economy, this recovery may be fragile and may only reflect temporary benefits from government stimulus programs that may not be sustained. The downgrade of the sovereign credit rating of the United States during the second half of 2011 as well as the sovereign debt crisis of several European countries (including Greece, Portugal, Spain, Ireland, and to a lesser extent, Italy) and the consequent impact on the solvency of European banks has increased the possibility of another worldwide recession. The ongoing sovereign debt crisis could adversely impact the financial health of the global banking system and lower consumer confidence, which could impact global financial markets and economic conditions in the United States and throughout the world. As a result, any combination of lower consumer confidence, disrupted global capital markets and/or reduced economic conditions could have a negative impact on the Mexican economy and consequently on our business.

Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers.  Credit rating agencies have also become more stringent in their debt rating requirements.  Continued disruption of the credit markets could make it more difficult for us to raise additional capital in the future on favorable terms, or at all, which could impair our ability to operate our business or achieve our growth objectives.  Our ability to expand our business would be limited if, in the future, we were unable to access financing sources on favorable terms or at all.  These disruptions could negatively affect our liquidity, business and results of operations.

We are exposed to risks related to the construction, operation and maintenance of our projects.

The operation and maintenance requirements under our concessions and our concessions’ annual construction, operation and maintenance programs could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to realize the expected return on these projects, increase our operating or capital expenses and adversely affect our business, results of operations, prospects and financial condition.  Such delays or budgetary overruns also could limit our ability to upgrade our toll road collection systems and facilities or to comply with our concessions’ annual operation and maintenance programs, which under the terms of our concessions, could result in the revocation of our concessions.

In addition, our operations may be adversely affected by interruptions or failures in our technology systems.  We rely on sophisticated technology systems and infrastructure to support our business, including toll road collection and traffic measurement systems.  Any of these systems may be susceptible to outages due to power loss, telecommunications failures and similar events.  The failure of any of our technology systems may cause disruptions in our operations, adversely affecting toll road collections and profitability.  While we have business continuity plans in place to reduce the adverse impact of information technology system failures on our operations, we cannot assure you that these plans will be effective.  We may therefore suffer from significant and prolonged interruptions of operations due to the failure of these technical systems or of our business continuity or emergency maintenance plans.  Furthermore, accidents and natural disasters may also disrupt the construction, operation or maintenance of our projects and concessions, which could adversely affect our business, financial condition, results of operations and prospects.  As a result of the works carried out under our concessions and the Altipac Plant, our workers are exposed to potential accidents that could injure them.  Although our workers have had no material accidents during the past six years, our workers may suffer accidents in the future.  Pursuant to Mexican law these risks are covered by social security services from the Instituto Mexicano del Seguro Social or IMSS (Mexican Social Security Institute).

We may not be successful in obtaining new concessions.

The market for transportation infrastructure concessions in Mexico is highly competitive.  We compete with Mexican and foreign companies for infrastructure concessions in Mexico.  Some of our competitors may have better access to capital and greater financial and other resources, which would give them a competitive advantage in bidding for such projects.  We cannot assure you that we will continue to successfully obtain new concessions.

Our performance may be adversely affected by decisions of Mexican governmental authorities regarding the grant of new concessions for infrastructure facilities and the limitation of the scope and term of existing concessions.

Mexican governmental authorities may decide to limit the scope and term of our concessions or not grant new concessions.  Such decisions have generally been dependent on the state of the Mexican economy.  Mexican governmental authorities may face budget constraints that may limit the development and awarding of infrastructure projects and concessions, which could adversely affect our business.  The unavailability of infrastructure concession opportunities or our inability to win new concessions may adversely affect our business, expansion plans, financial condition and results of operations.  A decrease in the number of new infrastructure concessions granted by the governmental authorities as a result of a deterioration of the Mexican economy or changes in Mexican governmental policy, among other reasons, may have an adverse effect on our financial condition and results of operations.

Beginning in the second half of 2008 and due to the impact of the credit crisis and turmoil in the global financial system, the rate of awards of infrastructure projects in Mexico has been and continues to be slower than we anticipated.  The Mexican Government also extended the time period for certain bidding processes for the awards, in part because of the need to reevaluate the corresponding projects’ feasibility in the current economic environment.  These and other delays, including payment delays, can also result from changes in administration at the federal, state or local level reviewing the terms of project contracts previously granted or pursuing different priorities than the previous administration.  Additionally, the Mexican Government may face budget deficits that prohibit it from funding proposed and existing projects or that cause it to exercise its right to terminate our contracts with little or no prior notice.  We cannot provide any assurances that economic and political developments in Mexico, over which we have no control, will not negatively affect our operations.  See “—Risks Related to Mexico—Adverse economic and political conditions in Mexico may adversely affect our business, financial conditions or results of operations.”

We are regulated by the Mexican Government at the federal, state and municipal level.  Existing laws and regulations and changes thereto may adversely affect our business, financial condition and results of operations.

We operate in a highly regulated environment.  Our profitability depends on our ability to comply with various laws and regulations on a timely and efficient basis.  We cannot assure you we will be able to do so or that changes to existing laws and regulations will not impair our ability to do so.

In addition, the terms of our concessions are regulated by various federal and state governmental entities in Mexico.  These regulations limit our operating flexibility, which could have an adverse effect on our business, financial condition and results of operation.  Except under limited circumstances, we generally do not have the ability to unilaterally change our obligations should passenger traffic or other assumptions on which the related regulations were based change during the applicable term.

In addition, although Mexican law establishes ranges of sanctions that may be imposed if we fail to comply with the terms of one of our concessions, regulations or other applicable law, we cannot predict the sanctions that are likely to be assessed for a given violation within these ranges.  We also cannot assure you that we will not encounter difficulties or increased costs in complying with such law and regulations.

Changes to applicable tax laws and regulations can adversely affect our business, results of operations and financial condition.

On January 1, 2008, a new flat business tax regime (Impuesto Empresarial a Tasa Única, or “IETU”) came into effect in Mexico.  The IETU is an alternative tax that is applied on a cash flow basis and which does not replace the Mexican federal income tax.  Mexican taxpayers, including companies, are required to pay the higher of the IETU or the Mexican income tax.  The IETU is a minimum tax and losses cannot be credited or carried forward against future Mexican income tax liability.  We cannot assure you that the IETU will not be increased by the Mexican authorities, which could have a material adverse effect on our financial performance.

Further tax reforms in 2009 also increased the statutory income tax rate from 28% to 30% from 2010 through 2012, with reductions to 29% for 2013 and 28% for 2014 and future years.  This increase in corporate income tax has had, and we expect will continue to have, an adverse effect on our financial performance.  Furthermore, we cannot assure you that the scheduled future reductions in the statutory income tax rate will be implemented as contemplated or that corporate income tax will not be further increased in the future.  The timing and scope of changes in tax laws are unpredictable, which can adversely affect our ability to manage our results of operations.

The Mexican Congress has modified tax laws more frequently than in other areas of the law.  The timing and scope of such modifications are unpredictable and can adversely affect our ability to manage our tax planning.  Changes to applicable laws and regulations, including with respect to the tax treatment of our concessions, may adversely affect our business, results of operations and financial condition.

We are subject to numerous environmental and safety regulations that may become more stringent in the future and may result in increased liabilities and increased capital expenditures.

Our activities are subject to comprehensive federal, state and local environmental and safety legislation, as well as supervision by Mexican governmental agencies that are responsible for the implementation of such laws and related policies.  These laws mandate, among other requirements, that we obtain environmental licenses for the construction and operation of new highway facilities, modifications to the original construction project, changes to forestry land use, construction works on federal zones or use thereof, and installation of new equipment required for our operations.  Even once obtained, compliance with regulation and license terms and conditions may be expensive, difficult or economically unfeasible, thereby curtailing future operations.  Our activities in our asphalt mix and related product facility located in Altipac are also subject to potential environmental risks which may impact our performance.  These activities require us to carry out mitigation actions in order to prevent environmental damages, which may force us to incur unplanned capital expenditures or other expenses.  Moreover, governmental agencies could take enforcement actions against us for our failure to comply with their regulations.  These enforcement actions could include, among others, the imposition of fines and the revocation of permits, the revocation of our concessions or the closure of our asphalt plant.  Compliance with enhanced environmental and safety regulations could also force us to make capital expenditures and consequently divert funds from planned investments.  Such a reduction of available resources could adversely affect our financial condition and results of operations.  We cannot assure you that we will succeed in negotiating with granting authorities to compensate us for changes in the contractual conditions resulting from such governmental actions.  In addition, compliance with environmental, health and safety regulations, including obtaining related licenses, could cause delays in the schedule of construction and improvements of infrastructure projects provided under our concessions.

Increases in construction costs or delays in the construction process, including delays in obtaining the Release of Rights of Way, could adversely affect our ability to meet the construction requirements and schedules set forth in certain of our concessions and adversely affect our business, results of operations and financial condition.

We may face construction delays or increases in costs for various reasons, some which are beyond our control, such as delays in obtaining the Release of Rights of Way, scarcity of construction supplies, labor issues, security conditions, natural disasters and inclement weather.  Toll road concessions may require the grantor of the concession, the concessionaire or both to obtain the Release of Rights of Way for the project in accordance with a construction schedule.  If such authorization is not timely obtained for projects that are still under construction such as the Ecatepec-Peñón Stretch, we may incur additional costs and delays, and therefore we may need a modification or extension of the concession term.  For example, we are currently negotiating the Release of Rights of Way of approximately six km of the Ecatepec-Peñón Stretch with the respective landowners. We are unable to determine how long this process may take. In addition, higher than expected maintenance costs relating to our concessions could also affect our financial condition and results of operations.  We cannot assure you that the grantor of the concession will agree to amend any such concessions to mitigate the effects of any increased costs.

Our participation in Brownfield Projects could be subject to certain risks.

We participate in a number of existing projects, as well as projects under development.  Brownfield Projects may require considerable rehabilitation and renovation.  In operating and maintaining Brownfield Projects, we may encounter latent defects, construction that was previously performed under subpar standards and undetected risks which may require additional work, capital expenditures or unforeseen costs, all of which may adversely impact our financial condition, results of operations and prospects.

The Mexican Government, at the federal or state level, could expand concessions or grant new concessions that compete with our concessions or build alternate toll-free roads or ports which could have an adverse effect on our business, financial condition and results of operations.

The Mexican Government, at the federal or state level, could grant additional or expanded concessions to operate existing government-managed roads or ports which could compete directly with our concessions.  In addition, Federal or State Governments also promote other transportation alternatives that could directly compete and affect our concessions.  Any competition from other such toll or toll-free roads or ports, as well as the promotion of other transportation alternatives, could have an adverse effect on our business, financial condition and results of operations.

In addition, our toll roads compete with public, toll-free highways, which by law are required to be maintained by the Mexican Federal Government and do not impose a cost on drivers and thus may divert traffic from our roads.  As a result, increased government-sponsored improvements to existing roads or new construction could reduce traffic on our toll roads and adversely affect our business, financial condition and results of operations.

If any of our subsidiary concessionaires were to default on their payment obligations under indebtedness incurred by them, we may lose the rights under the related concessions.

Our subsidiaries PACSA, CPAC, ATISA, CONCEMEX and Zonalta, have indebtedness as a result of securitization transactions under which collection rights relating to certain of our Toll Road Concessions have been pledged to service the related debt.  In addition, under the terms of certain securitizations, the right to the concession has been granted as collateral.  See Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Securitizations.” Since our securitizations do not qualify for off-balance sheet accounting under Mexican FRS in part because of the limited rights of the trustee to use the proceeds of the issuance of the related securities for the operation of the toll roads and the right to reacquire the related collection rights, we record these liabilities on our balance sheet.  While each of these securitizations have been entered into by certain of our subsidiaries without recourse to our Company, the failure to comply with payment obligations under such securitizations may cause the bondholders of such securitizations to seek recourse against such subsidiaries which may result in the loss of revenues from such Toll Road Concessions, and adversely affect our financial condition and results of operations.

We may have difficulty raising additional capital in the future on favorable terms, or at all, which could impair our ability to operate our business or achieve our growth objectives.

In the event that our cash balances and cash flow from operations, together with financings under our subsidiaries, becomes insufficient to make investments, make acquisitions or provide needed additional working capital in the future, we could require additional financing from other sources.  Our ability to obtain such additional financing will depend in part upon prevailing capital market conditions, as well as conditions in our business and our operating results, and those factors may affect our efforts to arrange additional financing on terms that are satisfactory to us.  The market volatility in recent years has created downward pressure on stock prices and credit capacity for certain issuers and for financial market participants generally.  If adequate funds are not available, or are not available on acceptable terms, as could be the case if current levels of market disruption and volatility continue or worsen, our ability to access the capital markets could be adversely affected, and we may not be able to make investments, take advantage of acquisitions or other opportunities, or respond to competitive challenges.

Labor unrest, employee benefits obligations and labor-related lawsuits may adversely affect our business, financial condition and results of operations

As of December 31, 2011, approximately 56.0% of our employees were members of several workers’ unions.  See Item 4. “Information on the Company—Business Overview—Regulatory Framework—Mexican Labor Regulation.” Historically, our relationship with the unions has been cordial and respectful despite our differing interests.  Every two years, we renegotiate the terms of our collective bargaining agreement (contrato colectivo) with these unions, while wages are reviewed on an annual basis.  We cannot guarantee the future stability of our relationship with each of these unions, and any labor related conflict with the unions our employees are members of may adversely affect our business, results of operations and financial condition.

Our continued growth requires us to hire and retain qualified personnel.

Over the past years, the demand for employees who engage in and are experienced in the services we perform has continued to grow.  The continued growth of our business is dependent upon being able to attract and retain personnel, including engineers, corporate managers and craft employees, who have the necessary and required experience and expertise.  Competition for this kind of personnel is intense and we may experience difficulty in attracting and retaining personnel, which could reduce our capacity to perform adequately in present projects and to bid for new ones.

Risks Related to Mexico

Adverse economic and political conditions in Mexico may adversely affect our business, financial condition or results of operations.

All of our assets and operations are located and conducted in Mexico and are dependent upon the performance of the Mexican economy.  As a result, our business, financial condition and results of operations may be affected by the general condition of the Mexican economy, over which we have no control.  Mexico has experienced economic crises, caused by internal and external factors, characterized by exchange rate instability (including large devaluations), high inflation, high domestic interest rates, economic contraction, a reduction of international capital flows, a reduction of liquidity in the banking sector and high unemployment rates.  In addition, Mexico has recently experienced higher rates of crime and increased problems relating to the drug war in particular in northern Mexico, which may continue to increase in the future.  Such conditions may have an adverse effect on our business, financial condition or results of operations.

Mexico experienced a period of slow growth from 2001 through 2003, primarily as a result of the downturn in the U.S. economy.  In 2006, gross domestic product, or GDP, grew by approximately 5.2% and inflation reached 4.1%.  In 2007, GDP grew by approximately 3.3% and inflation declined to 3.8%.  In 2008, GDP grew by approximately 1.2% and inflation reached 6.5%.  Mexico entered into a recession beginning in the fourth quarter of 2008, and in 2009 GDP fell by approximately 6.2% and inflation grew 3.6%.  In 2010, GDP grew 5.4% and inflation grew 4.4%.

Mexico also has, and is expected to continue to have, high real and nominal interest rates as compared to the United States.  The annualized interest rates on 28-day Certificados de la Tesorería (“Cetes”) averaged approximately 4.2%, 4.4%, 5.4%, 7.7%, 7.2% and 7.2% for 2011, 2010, 2009, 2008, 2007 and 2006 respectively.  As of December 31, 2011, all of our subsidiaries’ debt was denominated in pesos, and we expect to continue incurring peso-denominated debt for our projects in Mexico for which the source of repayment of financing is in pesos.  To the extent that we incur peso-denominated debt in the future, it could be at high interest rates.

The Mexican Government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars (except for certain restrictions related to cash transactions involving a dollar payment to a Mexican bank) or other currencies and Mexico has not had a fixed exchange rate policy since 1982.  The peso has been subject to significant devaluations against the U.S. dollar in the past and may be subject to significant fluctuations in the future.  Severe devaluations or depreciations of the peso may result in governmental intervention to institute restrictive exchange control policies, as has occurred in the past.  Fluctuations in the value of the peso against other currencies may have an adverse affect on us and the value of the Shares.  We cannot guarantee that the Mexican Federal Government will maintain the current monetary policy regarding the peso or that the peso’s value will not fluctuate significantly in the future.

In addition, if the Mexican economy experiences a further recession, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Furthermore, the Mexican Government has exercised, and continues to exercise, significant influence over the Mexican economy.  Mexican governmental actions concerning the economy and state-owned enterprises could have a significant effect on Mexican private sector entities in general, and us in particular, as well as on market conditions, prices and returns on Mexican securities, including our securities.  In the past, plurality of political parties in the Congress has made the adoption of economic and other reforms difficult.

In the July 2009 Mexican federal elections, no party succeeded in securing a majority in either chamber of the Congress.  This situation has resulted in partial government gridlock and political uncertainty due to the Mexican Congress’ partial inability to reach consensus, most importantly for us, on the structural reforms required to modernize certain sectors of the Mexican economy and on the National Infrastructure Program.  Our performance historically has been tied to Mexican public sector spending on infrastructure facilities and Mexican public-sector spending is, in turn, generally dependent on the political climate in Mexico.  Politicians are currently focused on the 2012 presidential and state elections for governors, senators and members of congress.  In the past, public sector spending has tended to decrease in election years, and we expect this will occur in 2012.  We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition or results of operations.

Our activities are concentrated on infrastructure transportation concessions within Mexico City and the States of Mexico, Puebla, Tlaxcala, Michoacán, Colima and Sonora.  Developments affecting Mexico, Mexico City and the States of Mexico, Puebla, Tlaxcala, Michoacán, Colima and Sonora, such as a local recession, natural disasters, local regulation, increases in crime rates or political and social developments may have an adverse effect on us.

We have been engaged in the development, construction and operation of toll roads under the Mexican Federal Government concession programs and diverse State infrastructure concession programs.  Our Toll Road Concessions are primarily located in Mexico City and the States of Mexico, Puebla, Tlaxcala, Michoacán, Colima and Sonora.  All our current concessions are issued either by such local governmental authorities or the Mexican Federal Government.  As a result, any legislative, regulatory or administrative changes, stricter rules implemented or additional requirements imposed by the relevant governmental authorities may adversely affect our business, financial condition and results of operations.  In addition, we are exposed to risks of local economic recession, the occurrence of natural disasters which may result in losses in excess of our insurance coverage, increases in local crime rates or local political and social developments which may adversely affect such areas and, therefore, our business, results of operation and financial condition.

Developments in other countries could adversely affect the Mexican economy, our business, financial condition or results of operations and the market value of our Shares.

The Mexican economy, the business, financial condition or results or operations of Mexican companies and the market value of securities of Mexican companies may be, to varying degrees, affected by economic and market conditions in other countries.  Although economic conditions in other countries may differ significantly from economic conditions in Mexico, investors’ reactions to adverse developments in other countries may have an adverse effect on the market value of securities of Mexican issuers.  In recent years, economic conditions in Mexico have become increasingly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”) and increased economic activity between the two countries.  During the second half of 2008, the prices of both Mexican debt and equity securities decreased substantially as a result of the prolonged decrease in the United States securities markets.  Adverse economic conditions in the United States, the termination of NAFTA or other related events could have a material adverse effect on the Mexican economy.  Mexican securities were also adversely affected in October 1997 by the sharp drop in Asian securities markets and in the second half of 1998 and early 1999 by the economic crises in Russia and Brazil.  The Mexican debt and equities markets also have been adversely affected by ongoing developments in the global credit markets.  We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially adversely affect our business, financial condition or results of operations.

Mexico has experienced a period of increasing criminal violence and such activities could continue to affect our operations.

Recently, Mexico has experienced a period of increasing criminal violence, primarily due to the activities of drug cartels and related organized crime.  In response, the Mexican Federal Government has implemented various security measures and has strengthened its military and police forces.  Despite these efforts, drug-related crime continues to exist in Mexico.  These activities, their possible escalation and the violence associated with them has affected traffic volumes on certain of our toll roads during recent years, and may in the future force the governmental authorities to adopt certain drastic measures affecting the circulation of vehicles in, and our rights in connection with, certain of our toll roads, all of which would have a negative effect on our business, financial condition and results of operations.

Risks Relating to our Shares

The market price of our Shares may fluctuate significantly and you could lose all or part of your investment.

Volatility in the market price of our Shares may prevent you from being able to sell your Shares at or above the price you paid for your shares.  The market price and liquidity of the market for our Shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance.  These factors include, among others:

•                  significant volatility in the market price and trading volume of securities of companies in our sector, which are not necessarily related to the operating performance of these companies;

•      investors’ perceptions of our prospects and the prospects of our sector;

•      difference between our actual financial and operating results and those expected by investors;

•      changes in earnings or variations in operating results;

•      operating performance of companies comparable to us;

•                  actions by our Principal Shareholders with respect to the disposition of the Shares it beneficially owns or the perception that such actions might occur;

•      additions or departures of key management personnel;

•                  announcements by us or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures, or capital commitments;

•                  new laws or regulations or new interpretations of laws and regulations, including tax guidelines, applicable to our businesses or the Shares;

•                  general economic trends in the Mexican, U.S. or global economies or financial markets, including those resulting from war, incidents of terrorism or responses to such events; and

•      political conditions or events in Mexico, the United States and other countries.

In addition, although there is no present intention to do so, in the future, we may issue additional equity securities or our Principal Shareholders may dispose of its interest in us.  Any such issuances or sales or the prospect of any such issuances or sales could result in a dilution of shareholders’ economic and voting rights in us or a negative market perception in which could adversely affect the market price of the Shares.

An active and liquid market for the Shares may not develop.

We have not registered and we do not intend to register the shares under the Securities Act, and therefore the shares will be subject to transfer restrictions in the United States and other jurisdictions.  Although they trade on the BMV, our shares have historically experienced and may continue to experience low trading volumes.  In addition, the BMV is the only trading market in Mexico and it is substantially smaller, less liquid, more volatile, has a lower institutional investor base, and is more concentrated than major international securities markets, such as those of the United States.  Such market characteristics may substantially limit the capacity of holders of our shares to sell them, or to sell them at such holders’ preferred price and time.

Our Principal Shareholders have significant influence over us and their interests could conflict with yours.

Our Principal Shareholders beneficially own approximately 48.5% of our outstanding shares and therefore have a significant influence to determine the outcome of significant matters submitted for a vote to our shareholders, and thus to influence our business policies and affairs, including, among others, determinations with respect to:

•                  the composition of our board of directors and, consequently, determinations of our board with respect to our business direction and policy, including the appointment and removal of our officers;

•                  mergers, other business combinations and other transactions, including those that may result in a change of control;

•                  decisions regarding payment of dividends or other distributions and the amount of any such dividends or distributions;

•      sales and dispositions of our assets; and

•      the amount of debt that we incur.

Our Principal Shareholders may influence the adoption of actions that could be contrary to your interests and may be able to prevent other shareholders, including you, from blocking these actions or from causing different actions to be taken.  We cannot assure you that our Principal Shareholders will act in a manner consistent with your best interests.  In addition, actions by our Principal Shareholders with respect to the disposition of our shares, or the perception that such action might occur, may negatively affect the trading prices of our shares.

Any failure on our part to comply with the requirements established by the respective authorities in connection with the maintenance of the listing of our shares on the BMV could result in the suspension of such listing and, in certain cases, the termination of public trading in our shares.

As a company with shares listed on the BMV, we are required to comply with certain requirements in order to maintain the listing of our shares on the BMV.  Such requirements include (i) ensuring that at least 12% of our shares are publicly held and (ii) ensuring that our shares are publicly held by at least 100 record shareholders. We believe that we are in full compliance with all of the applicable requirements to maintain such listing, but we cannot provide any assurance that we will maintain such compliance in the future and, accordingly, we cannot assure you that our shares will remain listed on the BMV.  Any failure on our part to comply with any applicable requirements in connection with the listing of our shares on the BMV could result in the suspension or termination of the registration of our shares and their trading on the BMV.

We are subject to certain risks relating to the inability to obtain the minimum quorum established in our bylaws for the conduct of business in ordinary and/or extraordinary shareholders’ meetings.

Our bylaws provide that in order for an ordinary shareholders’ meeting to be legally convened on a first call, at least 70% of our outstanding capital stock must be present or duly represented at such meeting.  In the event of a second call or further calls for a meeting, the meeting would be legally convened when at least 66.66% of the shares of our outstanding capital stock are present or duly represented at such meeting.  Resolutions at ordinary meetings of shareholders pursuant to a first or further call are legally valid when approved by the holders of at least 40% of our outstanding capital stock, provided that, for resolutions regarding certain matters, it would require the affirmative vote of at least 66.66% of our outstanding capital stock.

Our bylaws provide that in order for an extraordinary shareholders’ meeting or a special shareholders’ meeting to be legally convened on a first call, at least 75% of our outstanding capital stock must be present or duly represented at such meeting.  In the event of a second call or further calls for a meeting, extraordinary shareholders’ meetings or special shareholders’ meetings are legally convened when at least 67% of our outstanding capital stock are present or duly represented at such meeting. Resolutions at an extraordinary shareholders’ meeting or a special shareholders’ meeting are valid when adopted by the holders of at least 50% of our outstanding capital stock, provided that, for resolutions regarding certain matters, it would require the affirmative vote of at least 66.66% of our outstanding capital stock.

If we are unable to obtain the minimum quorum requirements in connection with meetings of our shareholders, we may be unable to take decisions necessary to conduct our operations.  Additionally, the Principal Shareholders own approximately 48.5% of our outstanding capital stock and as a result, the Principal Shareholders’ participation in an ordinary or outstanding shareholders’ meeting is essential to obtaining the minimum quorum necessary to conduct business at such meetings.

For more information regarding which matters require a higher percentage vote of our oustanding capital at an ordinary or extraordinary shareholders’ meeting, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Quorum for Shareholders’ Meetings.”

Decisions regarding the payment and amount of dividends are subject to the influence of our Principal Shareholders.

The payment of dividends and the amounts of such dividend payments are subject to the recommendation of our board of directors and approval by our shareholders at a shareholders meeting.  So long as our Principal Shareholders continue to own a substantial amount of our shares, they will have the ability to influence decisions whether dividends are to be paid and the amount of any such dividends.  We have not paid dividends in the past and we cannot assure you that we will pay dividends in the future.  Furthermore, we cannot guarantee that our shareholders will approve the dividend policy recommended by our board of directors, or what the terms thereof will be.

Our holding company structure may limit our ability to pay dividends to our shareholders because we will rely on distributions from our operating subsidiaries.

We are a holding company with no operations.  Therefore, we will be dependent upon the ability of our operating subsidiaries to generate earnings and cash flows and distribute them to us in the form of dividends to enable us to meet our expenses and to pay dividends to our shareholders.  The ability of certain of our operating subsidiaries to make distributions to us is subject to limitations under the terms of the securitizations and services agreements to which they are party.  In addition, toll collections generated by certain of our toll roads are pledged to service indebtedness under securitization transactions.  As a result, we do not receive such collections as cash flow.  If, as a consequence of these various limitations, we are unable to generate sufficient distributions from our operating subsidiaries, we may not be able to declare or may be required to delay or cancel payment of dividends on our shares.

The ownership and transfer of our shares are subject to certain restrictions pursuant to Mexican law and our bylaws.

The ownership and transfer of our shares are subject to certain restrictions pursuant to LMV and CNBV rules, as well as other applicable Mexican securities laws, rules and regulations, including insider trading rules and disclosure requirements.

Our bylaws provide that any person or group of persons acting in concert wishing to acquire 3% or more of the outstanding shares of capital stock of Pinfra (or instruments convertible into shares or rights with respect to shares) from any of the members of the Peñaloza Family, in a single transaction or a series of transactions, must obtain the prior approval from the board of directors with a supermajority vote.

In the event that the intended purchaser obtains the board approval, it will be required to perform, simultaneously with the acquisition, a mandatory tender offer to purchase our total outstanding shares (or instruments convertible into shares or rights with respect to shares), unless the board waives such requirement when issuing its approval, in the understanding that, if after the board’s approval but prior to the conclusion of the purchase, the board receives an offer from a third party to purchase our total outstanding shares (or instruments referred to as convertible into shares) on terms more favorable to our shareholders, the board may revoke the approval previously granted and authorize the new transaction.

If the purchaser(s) fails to comply with such provisions of our bylaws, the breaching purchasers or shareholders will not be entitled to exercise their rights with respect to the relevant shares (including economic rights) and such shares will not be taken into account for purposes of calculating quorum or required majorities for the approval of resolutions at any shareholders’ meetings.  The Company will abstain from registering the purported purchasers or shareholders in the stock registry ledger without giving effect to the registration undertaken by Indeval. The purchaser who acquires shares in violation of these provisions will have to sell the shares to a third party who is approved and appointed by the board by the affirmative vote of at least 66.66% of the total number of directors. See Item 10. “Additional Information—Share Purchase Restrictions and Anti-Takeover Protections.”

Such provisions of our bylaws may make it less attractive for certain entities to invest in our shares.  Additionally, such provisions may make it less likely that a premium payment over the market price of our shares could be made to our existing shareholders.

The significant share ownership of our management and members of our board of directors, coupled with their rights under our bylaws, may have an adverse effect on the future market price of our Shares.

As of December 31, 2011, the total beneficial shareholding of our directors and executive officers was approximately 125,284,215 or approximately 34.9%, of our outstanding shares.  This amount included shares beneficially owned by Mr. David Peñaloza Sandoval (the Chairman of our board of directors), Mrs. Adriana Graciela Peñaloza Alanís (one of our directors) and Mr. David Peñaloza Alanís (our Chief Executive Officer).

Actions by our management and board of directors with respect to the disposition of the shares they beneficially own, or the perception that such action may occur, may adversely affect the trading price of our Shares on the BMV.

Our shareholders may be subject to liability for certain votes of their securities.

Our shareholders are not liable for our obligations.  Shareholders are generally liable only for the payment of the shares they subscribe.  However, shareholders who have a conflict of interest with us and who do not abstain from voting at the respective shareholders’ meeting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes.

Preemptive rights may be unavailable to U.S. shareholders.

Under Mexican law, whenever we issue new shares for cash, subject to certain exceptions (including exceptions related to public offerings) we must grant preemptive rights to our shareholders, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage.  We may not be able to offer shares to U.S. shareholders pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless:

•      a registration statement under the Securities Act is effective with respect to such rights and shares; or

•      an exemption from the registration requirements of the Securities Act is available.

If we in the future offer new shares for cash, the ability of U.S. shareholders to exercise preemptive rights may be limited.  We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with a registration statement to enable U.S. shareholders to exercise their preemptive rights, the indirect benefits of enabling U.S. shareholders to exercise preemptive rights and any other factors that we consider appropriate at the time.  We will then decide whether to file such a registration statement.  Such a registration statement may not be filed.  As a result, U.S. shareholders may not be able to exercise their preemptive rights in connection with future issuances of our Shares.  In such an event, the economic and voting interest of U.S. shareholders in our total equity would decrease in proportion to the size of the issuance.  Depending on the price at which shares are offered, such an issuance could result in dilution to U.S. shareholders.

Accounting standards and corporate disclosure in Mexico may differ from disclosure regularly published by or about issuers of securities in other countries, including the United States.

A principal objective of the securities laws of the United States, Mexico, and other countries is to promote full and fair disclosure of all material corporate information, including accounting information.  However, there may be different or less publicly available information about issuers of securities in Mexico than is regularly made available by public companies in countries with highly developed capital markets, including the United States.

In addition, accounting standards and disclosure requirements in Mexico differ from those of the United States.  In particular, our annual consolidated financial statements have been prepared in accordance with Mexican FRS, which differ from IFRS and U.S. GAAP.  Items on the financial statements of a company prepared in accordance with Mexican FRS may not reflect its financial position or results of operations in the way they would be reflected had such financial statements been prepared in accordance with IFRS or U.S. GAAP.

The protections afforded to minority shareholders in Mexico are not as comprehensive as those in the United States.

Under Mexican law, the protections afforded to minority shareholders and the fiduciary duties of officers and directors are, in certain respects, not as comprehensive or different from those in the United States and other jurisdictions.  Although Mexican law has been modified to reduce the percentage necessary to file a stockholder derivative suit (to five percent) and to impose specific duties of care and loyalty applicable to our directors and to our principal officers, the Mexican legal regime concerning fiduciary duties of directors is not as comprehensive as in the United States and has not been subject to judicial interpretation, and the criteria applied in the United States to ascertain the independence of corporate directors is different from the criteria applicable under corresponding Mexican laws and regulations.  Further, in Mexico, there are no procedures for class actions as such actions are conducted in the United States, and there are different procedural requirements for stockholder derivative suits.  As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or officers than it would be for shareholders of a U.S. company.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and Principal Shareholders.

We are a publicly traded corporation (sociedad anónima bursátil) organized under the laws of Mexico.  Most of our directors, executive officers, Principal Shareholders and experts named in this annual report are non-residents of the U.S., and substantially all of the assets of such non-resident persons and substantially all of our assets are located outside the U.S.  As a result, it may not be possible for investors to effect service of process within the U.S. or in any other jurisdiction outside of Mexico upon such persons or us or to enforce against them or us in courts of any jurisdiction outside of Mexico judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the civil liability provisions of U.S. federal and state securities laws.  There is doubt as to the enforceability in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside Mexico, of civil liabilities arising under the laws of any jurisdiction outside Mexico, including any judgment predicated solely upon U.S. federal or state securities laws.

Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders.

As required by Mexican law, our bylaws provide that non-Mexican shareholders will be considered to be Mexicans in respect of their ownership interests in us and will be deemed to have agreed not to invoke the protection of their governments in certain circumstances.  Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his or her own government through such government interposing a diplomatic claim against the Mexican Federal Government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he or she may have, including any rights under the U.S. securities laws, with respect to his or her investment in us.  If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican Federal Government.

If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

We may issue additional shares of our common stock for financing future acquisitions or new projects or for other general corporate purposes, although there is no present intention to do so.  In addition, our existing stockholders may dispose of some of their shares, subject to the lock up agreements entered into by certain Selling Shareholders.  Any such issuance or disposal could result in a dilution of your ownership stake and/or the perception of any such issuances or disposals could have an adverse impact on the market price of the Shares.

Item 4.       Information on the Company

A.                                    History and Development of the Company.

Organization

Promotora y Operadora de Infraestructura, S.A.B de C.V. is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico.  Pinfra is a holding company that conducts all of its operations through its subsidiaries.  The duration of our corporate existence is indefinite. We are a holding company and conduct all of our operations through our subsidiaries.

Pinfra’s corporate domicile is Mexico City and its principal executive offices are located at Bosque de Cidros No. 173, Colonia Bosques de las Lomas, C.P. 05120, Mexico City, Mexico.  The telephone number of Pinfra is +(52) 55 2789-0200 and its website is www.pinfra.com.mx. Information on our website is not incorporated herein.

History and Recent Developments

Pinfra traces its roots to the founding of its predecessor company, Grupo Tribasa, S.A. de C.V.  Our company, Pinfra, emerged from the corporate restructuring and business reorganization (concurso mercantil) of our predecessor company, which was founded in 1969 and became one of the largest infrastructure companies in Mexico, including acting as the country’s first toll road concessionaire in 1989. In the 1990s, our predecessor company, Grupo Tribasa, experienced a period of rapid growth winning several concessions and building out the related highways. Grupo Tribasa was a pioneer in the toll road sector in Mexico and elsewhere in Latin America. Unfortunately, its growth was funded in part through U.S. dollar-denominated debt.  The combined effect of reduced economic activity and the devaluation of the Mexican peso in the late 1990s caused the company to be unable to meet its financial obligations causing Grupo Tribasa to pursue the restructuring of its financial and tax obligations. Grupo Tribasa’s American Depositary Receipts (“ADRs”) were delisted from the NYSE in February 2002 and the shares from the BMV in May 2001.

On October 16, 2001, several of its creditors filed a petition seeking the judicial declaration of concurso mercantil of Grupo Tribasa. On March 22, 2002, the concurso mercantil process, the equivalent of a Chapter 11 in Mexico, was commenced by the relevant court in Mexico City. Additionally, in connection with the concurso mercantil process, several legal proceedings were initiated against Grupo Tribasa and certain of its executives. During 2003, new management negotiated agreements with the creditors and on August 21, 2003 reached an agreement with all creditors, which allowed us to proceed with our reorganization and the implementation of a new business model.

With a new business model, focusing on the promotion, development and management of infrastructure assets, the Company relisted its shares on the BMV in 2005, adopting its current name “Promotora y Operadora de Infraestructura, S.A.B. de C.V.”  With these events, Pinfra commenced a new era in its business.  We stabilized our balance sheet by securitizing several of our concessions operated by our subsidiaries on a non-recourse basis, which gave us access to funds to pursue new business objectives, including investing in new concessions, increasing traffic of our existing concessions, investing in the operation of a port terminal, optimizing our aggregate quarry for our asphalt and related products business and reducing costs and corporate expenses.  This strategy has allowed us to create substantial value for the Company and our shareholders.

Using such strategy, between 2006 and the date of this annual report, the Company has consolidated its new business model, becoming a developer and operator of infrastructure projects, with what we believe is a stable cash flow basis. This conservative approach has allowed us to benefit from traffic and toll increases in our concessions, being responsive to Mexico’s continuing infrastructure needs with our free cash flow. Over the last six years, this strategy has also allowed us to increase the number of our infrastructure projects from eight in 2006 to 16 in 2011.

In 2011, we participated in a joint venture together with Azvi-Cointer de México, S.A. de C.V., Infraestructura Institucional FI, S.A.P.I. de C.V. and Sociedad Michoacana de Constructores, S.A.P.I. de C.V., in connection with an international public bidding process for a federal concession consisting of the (i) construction, operation, conservation and maintenance of the Morelia and Uruapan stretches for a term of 30 years; and (ii) construction, operation, conservation and maintenance of the Pátzcuaro-Uruapan-Lázaro Cárdenas toll road and modernization work associated therewith. Each of the four parties to the joint venture contributed approximately 25% of the required payment.

On December 16, 2011, the SCT declared the joint venture as the winning bidder, granting the joint venture a concession over 362 km of toll roads, of which 222 km are currently operational. The remaining 140 km requires the construction of the Uruapan and Morelia stretch and the expansion of the Pátzcuaro-Uruapan stretch. On March 30, 2012, the joint venture took possession of the concession. The joint venture’s total expected investment in this concession is approximately Ps.11.0 billion.

Investments, Capital Expenditures and Divestitures

Capital Expenditures and Divestitures for 2011, 2010, 2009, 2008, 2007 and 2006

Our capital spending program is focused on the acquisition, upgrading and replacement of property, plant and equipment as well as investments in infrastructure concessions required for our projects.  The following table sets forth our principal capital expenditures by business line for the periods indicated.

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
	(in thousands of Ps.)

Concessions	24,102	68,293	33,575	98,823	25,512	7,076
Land and equipment for production of materials for sale	12,325	17,445	117,067	470,999	16,711	185,278
Construction (including Construction for engineering works and construction for concessions businesses)	233	235	2,534	523	851	292
Total	36,660	85,972	153,177	570,345	43,074	192,646

Aggregate capital spending decreased approximately 57.4% in 2011 as compared to 2010.  The decrease in aggregate capital spending in 2011 was primarily due to a decrease of 64.7% in spending related to our concessions business due to the purchase of various trucks in 2010 used in maintaining the concessions and, to a lesser extent, due to decrease in spending related to our materials for sale business.

Aggregate capital spending decreased approximately 43.9% in 2010 as compared to 2009.  The decrease in aggregate capital spending in 2010 primarily reflected decreased spending of 85.1% in our materials for sale business due to the significant purchases of a stone crusher and a ship to shore crane in 2009 as well as a 90.7% decrease in spending related to our construction businesses.  This was partially offset by an increase in spending of 103.4% in our concessions business.

Aggregate capital spending decreased approximately 73.1% in 2009 as compared to 2008.  The decrease in aggregate capital spending in 2009 primarily reflected decreased spending of 75.1% in our materials for sale business, given the purchase of a quarry in 2008 for mineral extraction.

Aggregate capital spending increased approximately 1,224.1% in 2008 as compared to 2007.  The increase in aggregate capital spending in 2008 primarily reflected significant increased spending of 2,718.5% in our materials for sale business due to the purchase a quarry for materials extraction in 2008.

Aggregate capital spending increased approximately 257.8% in 2007 as compared to 2006.  The increase in aggregate capital spending in 2007 primarily reflected an increase in spending related to our concessions business.

For our principal capital expenditures currently in plan for 2012, see “—D. Property, Plants and Equipment” below.

Our board of directors and management may from time to time engage in discussions regarding possible strategic transactions, including merger, acquisition or divestment transactions with third parties and other alternatives, for the purpose of strengthening our position. However, there can be no assurance that we will be able to successfully identify, negotiate and complete any such strategic transactions.  In addition, if we complete a strategic transaction, the implementation of such transaction will involve risks, including the risks that we will not realize the expected benefits of such transaction, that we may be required to incur non-recurring costs or other charges and that such transaction may result in a change in control.  In addition, certain strategic transactions must be approved by our stockholders or board of directors, depending upon their materiality, and may require, among other things, approval from governmental agencies.

B.                                    Business Overview.

Business Overview

We are one of the largest owners and operators of transportation infrastructure concessions in Mexico based on the number of concessions in our portfolio.  We are primarily focused on our transportation infrastructure concession business, consisting of the operation of 13 toll roads, a container port terminal and two bridges.  Additionally, we operate an asphalt mix and related products business and a construction management business that relates to engineering works and construction of concessions.  For the year ended December 31, 2011, we had consolidated revenues of Ps.4,288.8 million.

The chart below is a breakdown of total revenues by each of our businesses for the periods indicated.

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
	(in thousands of Ps.)

Revenues:
Concessions	3,434,174	3,026,697	2,692,460	2,568,134	2,329,332	2,237,665
Materials for sale	491,426	499,119	421,744	529,383	312,376	390,059

Construction for engineering works	220,392	257,110	22,462	207,334	62,239	79,412
Construction for concessions	142,758	98,595	297,631	228,987	444,622	0
Total	4,288,750	3,881,521	3,434,297	3,533,838	3,148,569	2,707,136

As seen in the following chart, our concessions business has accounted for the majority of our revenues during the last six financial years from 2006 to 2011.

	Percentage of Revenues
	2011	2010	2009	2008	2007	2006

Concessions	80.1%	78.0%	78.4%	72.7%	74.0%	82.7%
Materials for sale	11.5%	12.9%	12.3%	15.0%	9.9%	14.4%
Construction for engineering works	5.1%	6.6%	0.7%	5.9%	2.0%	2.9%
Construction for concessions	3.3%	2.5%	8.7%	6.5%	14.1%	0.0%
Total	100%	100%	100%	100%	100%	100%

Through our transportation infrastructure concession business, we manage a portfolio of 13 toll roads, 12 of which we own, a container port terminal and two bridges.  The concessions we operate are located in Mexico City and in the states of Mexico, Morelos, Puebla, Tlaxcala, Michoacán, Colima, Sonora, Tamaulipas and Veracruz, some of the most populous areas of Mexico, which together accounted for approximately 45.1% of the Mexican GDP and 45.7% of the Mexican population in 2010.  Ten of the Toll Road Concessions are fully operational and two (the Tlaxcala-Xoxtla Toll Road Concession and the Pirámides-Ecatepec-Peñón Toll Road Concession, only with respect to the Ecatepec-Peñón Stretch) are under construction.  During 2011, over 53.8 million vehicles traveled on the toll roads and bridges we operate, which together covered aggregate discantce of over 400 km.  We also operate a terminal at the Altamira Port with the capacity to manage approximately 500,000 TEUs per year.  Our concession business accounted for 80.1% of our consolidated revenues, respectively, for the year ended December 31, 2011.

Through our materials for sale business, we own and operate one of the largest asphalt producers in the greater Mexico City metropolitan area.  Through this business, which accounted for 11.5% of our consolidated revenues for the year ended December 31, 2011, we produce asphalt materials used for the paving of highways and suburban roads, as well as central barriers for highways and other prefabricated concrete elements used in urbanization and road construction.  Through our construction management business, we perform construction for engineering works (accounting for 5.1% of our consolidated revenues for the year ended December 31, 2011) and construction for our concessions and for other non-concession related projects (accounting for 3.3% of our consolidated revenues for the year ended December 31, 2011).

Prior to 2008, we also operated concessions in both Ecuador and Chile.  However, as a result of the nationalization of the General Rumiñahui highway in Ecuador in 2007, our management decided to discontinue our operations in Ecuador in 2008.  Our concessions in Chile were discontinued in 2001.

Our business focus is to generate cash flow through investing in and managing transportation infrastructure concession projects.  In addition to the number of concessions we operate, we believe we distinguish ourselves from other transportation infrastructure companies by the predictability of our cash flows, which provides us with a strong platform for future growth, and our limited exposure to construction risk given that most of the concessions in our portfolio are currently in operation.  In order to mitigate construction risk for new toll road concessions, we start construction only after we have secured all rights of way.  We have a robust and diversified portfolio of concessions in mature operational roads located in high traffic areas and significant remaining lives averaging a remaining term of 27 years.  We are focused on building a strong balance sheet to achieve sustainable and profitable growth.

We believe that, over the past six years, our portfolio of assets has been strengthened by investing in our existing concessions and our new projects, extending the term of certain of our concessions and the length of our toll roads, and optimizing our policies in connection with the administration of toll income.  We believe that the Mexican Government is increasingly seeking more private investments in the infrastructure sector, which together with our proven track record and market expertise provides us with a solid position from which we can participate in future infrastructure projects in Mexico while seeking to add profitable concessions.

1.                                      Concessions

Toll Road Concessions

We currently own 12 Toll Road Concessions in Mexico.  Our toll roads are principally located in Mexico City and the States of Mexico, Puebla, Tlaxcala, Michoacán, Colima and Sonora, some of the most populous areas of Mexico, which together accounted for approximately 51.2% of the Mexican GDP and 45.7% of the Mexican population in 2010. Generally, a holder of a toll road concession is responsible for the construction, operation, improvement and maintenance of the toll road depending on the terms of the concession.  The Mexican Federal Government, through the SCT, grants the majority of the concessions in Mexico under federal legislation, which is a highly competitive sector in which we have been successful, even though we have historically focused on a less competitive sector under which the governments of various States in Mexico grant concessions under local legislation for the construction and operation of roads and highways.  State concessions are generally granted based on the model prepared by the SCT.  The terms of our Toll Road Concessions are approximately 30 years and the average remaining life of our concessions is 27 years.

A toll road concessionaire typically constructs or improves roads in order to operate and maintain them in good, working condition.  Concessionaires may transfer their rights and obligations to a third party but only with the prior approval of the relevant governmental entities.  Concession agreements generally include terms related to the time of completion of the project, operation and maintenance requirements, standards under which the related works are to be performed, the terms of government supervision, reserve funds to be maintained for maintenance services, rights to be paid to the government and toll fees (including inflation adjustments).  The concessionaire is responsible for repairing roads on an as-needed basis during the term of the concession.  In exchange for constructing, operating and/or maintaining the roads, the concessionaire has the right to retain almost all the income (derived from toll fees) from the operation of roads during the concession.  Generally, concessions may provide a minimum guaranteed rate of return and in certain cases, the concession may be terminated once the concessionaire reaches such rate of return.  At the end of the concession, the rights to operate the related roads and receive the toll fees revert to the government without compensation to the concessionaire.  Roads constructed and all improvements and repairs made during the term of the concession remain as property of the government.

Since December 1993, the maximum term of a road concession has been 30 years, pursuant to applicable federal regulations.  However, pursuant to such federal regulations, certain concessions contemplate the right of concessionaires to request, under certain circumstances, an extension of the term of the concession with terms similar to the original terms.  Extensions may be requested in the following cases: (i) after the third phase of the original concession term, if at the SCT’s discretion, additional investments to those established in the original terms of the concessions are required; and (ii) at any time, when justified cases not attributable to the concessionaires occur such as the failure to obtain or delays in obtaining the Release of Rights of Way.  State regulation, in line with federal regulation, establishes that the maximum term of a road concession is 30 years which, under certain circumstances, may be extended for an additional term of 15 to 30 years upon filing a request to the corresponding State Government.  Terms of concessions generally include the condition that if traffic exceeds a certain volume, the term of the concession would be reduced or the related concessionaire would be required to pay a portion of the profits resulting from the operation of the road to the government.

In addition, the SCT has the right to terminate a concession without any compensation, prior to the expiration date of the concession upon the occurrence of certain events of default.  The government could also repossess all assets related to the concession in the event of war, civil unrest, threat to domestic peace or for economic or public policy reasons.  In the case of repossession, the law requires the government to provide compensation to the concessionaire.  For more information on the regulatory framework applicable to concessions in Mexico, see “—Regulatory Framework—Mexican Infrastructure Concessions and Regulations” below.

All of our Toll Road Concessions and the Morelos Stretch are operated through Opervite, a consolidated subsidiary.  Opervite receives management fees in connection with its duties as operator thereunder.  The revenues received by Opervite and the related costs paid by each concessionaire to Opervite are eliminated upon the consolidation of our financial statements with those of our subsidiaries.

Seasonality

We are dependent on traffic volume for our toll roads with higher traffic volumes resulting in higher revenue.  Although traffic volume is generally stable throughout the year, it tends to increase during the Easter and Christmas holiday periods.  Year-to-year comparisons are more difficult as Easter does not fall on the same quarter every year and can be in the first or second quarter of the year.  The chart below shows the average daily traffic throughout the year for the periods indicated.

Securitized Toll Road Concessions

México-Toluca Toll Road Concession

On July 31, 1989, the Mexican Federal Government, through the SCT, granted our subsidiary, PACSA, a concession for the construction, operation and maintenance of approximately 19 km of a four lane asphalt toll road that runs from Constituyentes and Reforma in Mexico City, to La Venta in the State of Mexico (the “Mexico-Toluca Toll Road Concession”).  The México-Toluca toll road was the result of a modernization program implemented by the Mexican Federal Government to improve interstate transportation.  The México-Toluca Toll Road Concession currently expires on July 4, 2030, due to several amendments negotiated with the SCT.  The following map shows the location of the México-Toluca toll road:

Source: Google Maps.

As of December 31, 2011, all of PACSA’s outstanding capital stock and toll collections are pledged as collateral under a local Ps.6.4 billion securitization and are held by a management and security trust and an issuance trust, respectively.  For a description of the general terms of the securitization and the corresponding trust agreements, see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Securitizations—México-Toluca Toll Road Concession.”

As of December 31, 2011, the 19 km of the México-Toluca toll road were in operation with 24 manual-collection lanes and five automatic-collection lanes, through which approximately 48,958 vehicles traveled per day in 2010 and 55,745 vehicles traveled per day in 2011.  According to the records of Opervite, our subsidiary that operates our toll roads, traffic on the México-Toluca toll road has historically consisted principally of private cars.

The following table sets forth average daily traffic volume in respect of to the México-Toluca toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
México-Toluca Toll Road	55,745	48,958	49,788	50,487	45,924	38,480

The following table sets forth average toll fees charged for vehicle equivalents with respect to the México-Toluca toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
México-Toluca Toll Road	58.92	57.04	51.29	48.67	48.55	57.43

Principal construction under the México-Toluca Toll Road Concession was completed in October 1990.  Currently, there are no construction works in progress in connection with this concession, aside from routine major and minor maintenance services.

Set forth below is a description of the main terms and conditions of the México-Toluca Toll Road Concession:

•                  Consideration.  We have the obligation to pay the Mexican Federal Government 0.5% of the annual gross toll income (excluding VAT) of the México-Toluca toll road as consideration for operating the México-Toluca toll road.  In addition, in December 1991, we paid the SCT Ps.320.0 million to support unrelated state infrastructure improvement programs.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the México-Toluca Toll Road Concession.  These rates are adjusted annually in January in accordance with the INPC in effect at such time.  In the event that the INPC increases by 5% or more during a six-month period from the last adjustment, we have the right to correspondingly adjust the toll rate to compensate for inflation.  In addition, we are entitled to apply discounts on the authorized toll rates and to establish different toll rates depending on the time of day, time of year and type of vehicle, as long as such toll rates do not exceed the authorized toll rates.

•                  Minimum Capital Stock Requirements.  PACSA is required to maintain a minimum capital stock of Ps.20.0 million.  The outstanding capital stock of PACSA as of December 31, 2011 was Ps.425.7 million.  As described above, all of the outstanding shares of PACSA’s capital stock have been assigned to a management and security trust pursuant to a securitization transaction.

•                  Release of Rights of Way.  The México-Toluca Toll Road Concession required us to obtain the Release of the Rights of Way for the project, which we obtained in July 1989, and requires us to consult the SCT for approval before transferring the rights of way.

•                  Operation and Maintenance Requirements.  We are required to operate the toll road in accordance with the México-Toluca Toll Road Concession and applicable laws.  We are required to maintain an operation and maintenance reserve in an amount of Ps.13.0 million, as of December 31, 2011, which is adjusted on a monthly basis in accordance with fluctuations in the INPC.  In addition, we are required to maintain a performance bond to guarantee the compliance of our obligations under the concession.  As of December 31, 2011, such performance bond amounted to Ps.15.3 million.

•                  Concession Revenues and Investment Return.  All toll road collections under the México-Toluca Toll Road Concession are currently pledged to the México-Toluca Issuance Trust as collateral under a securitization transaction.  Once all the outstanding amounts owed under the México-Toluca securitization are paid in full, we will be entitled to receive revenues from toll road collections during the remaining term of this concession in an amount equal to 6.8 million UDIs.

•                  Repossession (rescate).  In the event that the Mexican Federal Government repossesses the México-Toluca Toll Road Concession, we will be entitled to receive compensation from the Mexican Federal Government pursuant to applicable law.

•                  Revocation.  The México-Toluca Toll Road Concession may be revoked in favor of the Mexican Federal Government in the event that PACSA breaches the terms of the concession, including, for example, if PACSA does not timely pay in full the total amount of the annual consideration to the Mexican Federal Government, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  PACSA is not entitled to receive any compensation as a result of the revocation of the concession.

•                  Termination.  The México-Toluca Toll Road Concession will terminate automatically upon, among other events (i) the expiration of its term; (ii) by the mutual agreement of PACSA and the Mexican Federal Government; (iii) revocation; or (iv) payment in full of the concession revenues payable under the México-Toluca Toll Road Concession.  In the event of early termination, the Mexican Federal Government is entitled to receive the collection rights from the México-Toluca toll road, which shall be applied to the repayment of any outstanding amounts owed under the securitization transaction.

Peñón-Texcoco Toll Road Concession

On May 18, 1993, the Government of the State of Mexico, and our wholly owned subsidiary CPAC, entered into a concession rights assignment agreement (the “Peñón-Texcoco Assignment Agreement”) whereby the Government of the State of Mexico assigned a concession granted by the Mexican Federal Government to repair an existing stretch of road and construct, operate and maintain a 15.6 km four lane asphalt toll road that runs through the State of Mexico (the “Peñón-Texcoco Toll Road Concession”).  The Peñón-Texcoco Toll Road Concession currently expires on March 17, 2045, due to several amendments negotiated with the SCT and the Government of the State of Mexico.  The following map shows the location of the Peñón-Texcoco toll road:

Source: Google Maps.

As of December 31, 2011, all of CPAC’s toll collections are pledged as collateral under a local Ps.1,409.7 million securitization and are held by an issuance trust.  For a description of the general terms of such securitization transaction and the irrevocable issuance trust agreement, see Item 5. “Operating and Financial Review and Prospects Liquidity and Capital Resources—Liquidity and Capital Resources—Securitizations— Peñón-Texcoco Toll Road Concession.”

As of December 31, 2011, the 15.6 km of the Peñón-Texcoco toll road was in full operation with 15 manual-collection lanes, through which approximately 29,079 vehicles traveled per day in 2010 and 31,771 vehicles traveled per day in 2011.  According to the records of Opervite, traffic on the Peñón-Texcoco toll road has historically consisted principally of private cars.

The following table sets forth traffic volume in respect of the Peñón-Texcoco toll road for the periods indicated:

	For the year ended December 31
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
Peñón-Texcoco Toll Road	31,771	29,079	29,487	31,072	30,643	27,156

The following table sets forth average toll fees charged for vehicle equivalents in respect of the Peñón-Texcoco toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
Peñón-Texcoco Toll Road	32.31	33.71	32.02	30.12	28.65	27.31

Principal construction under the Peñón-Texcoco Toll Road Concession was completed in March 1994.  Currently there are no construction works in progress in connection with this concession, aside from routine major and minor maintenance services.

Set forth below is a description of the main terms and conditions of the Peñón-Texcoco Toll Road Concession:

•                  Consideration.  We have the obligation to pay 1.5% of the annual gross toll income (excluding VAT) of the Peñón-Texcoco toll road as consideration for operating the Peñón-Texcoco toll road from which 0.5% shall be paid directly to the Government of the State of Mexico and 1.0% shall be paid to the Mexican Federal Government.  In addition, pursuant to the Peñón-Texcoco Assignment Agreement, we paid Ps.150.0 million to the Government of the State of Mexico as consideration for the extension of the concession’s term.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Peñón-Texcoco Toll Road Concession.  These rates are adjusted annually in January in accordance with the INPC in effect at such time.  In the event that the INPC increases by 5% or more during a six-month period from the last adjustment, we have the right to correspondingly adjust the toll rate to compensate for inflation.  The toll rates may not be adjusted prior to three months following the last adjustment.  In addition, we are entitled to request from the Government of the State of Mexico adjustments to the authorized toll rates upon the occurrence of certain extraordinary events.

•                  Minimum Capital Stock Requirements.  CPAC is required to maintain a minimum capital stock of Ps.20.0 million.  The outstanding capital stock of CPAC as of December 31, 2011 was Ps.40.0 million.

•                  Release of Rights of Way.  The Peñón-Texcoco Toll Road Concession required us to obtain the Release of the Rights of Way for the project from the SCT, which we obtained in May 1993.

•                  Construction Requirements.  As part of the initial works required under the concession, we were required to repair the existing toll road and construct an additional stretch of the Peñón-Texcoco toll road.  We also are required to construct an extension of two additional lanes in the event that the ADTV during a 12-month period exceeds 42,000 vehicles.  In addition, and once the concession revenues related to the initial works are obtained, the Government of the State of Mexico may require us to construct additional improvements and interconnection roads.  This has not yet occurred.  We are permitted to engage third parties for any additional construction works.

•                  Operation and Maintenance Requirements.  We are required to operate the Peñón-Texcoco toll road subject to the terms of the Peñón-Texcoco Toll Road Concession and applicable laws.  We are required to maintain an operation and maintenance reserve equal to 1.0% of the project’s total cost, which is adjusted on an annual basis in accordance with fluctuations in the INPC.  As of December 31, 2011 such maintenance reserve amounted to Ps.11.9 million.  In addition, we are required to maintain a performance bond to guarantee the compliance of our obligations under the concession.  As of December 31, 2011, such performance bond amounted to Ps.4.6 million.

•                  Concession Revenues and Investment Return.  All toll road collections under the Peñón-Texcoco Toll Road Concession are currently pledged to the Peñón-Texcoco Issuance Trust as collateral under a securitization transaction.  Once all the outstanding amounts owed under the Peñón-Texcoco securitization are paid in full, we will be entitled to receive revenues from toll road collections during the remaining term of this concession in an amount equal to the total equity invested of the initial and additional works performed under this concession, plus a Real Annual Rate of Return of 10.47%.  In the event that we do not recover the total equity invested plus the expected Real Annual Rate of Return, we are entitled to request an extension of the concession for the term necessary to recover such amounts.

•                  Repossession (rescate).  We will be entitled to receive compensation if the Government of the State of Mexico repossesses the Peñón-Texcoco Toll Road Concession.  This compensation from the Government of the State of Mexico will be equal to the unrecovered total equity invested plus a Real Annual Rate of Return of 10.47%.

•                  Revocation.  The Peñón-Texcoco Toll Road Concession may be revoked in favor of the Government of the State of Mexico in the event that CPAC breaches the terms of the concession, including, for example, if CPAC does not timely pay in full the total amount of the annual consideration to the Mexican Federal Government and the Government of the State of Mexico, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  CPAC is not entitled to receive any compensation from revocation of the concession.

•                  Termination.  The Peñón-Texcoco Toll Road Concession will terminate automatically upon, among other events, expiration of its term or by the mutual agreement of CPAC and the Government of the State of Mexico.  In the event of early termination, the Mexican Federal Government is entitled to receive the collection rights from the Peñón-Texcoco toll road, which shall be applied to the repayment of any outstanding amounts owed under the securitization transaction.

•                  Competing Projects.  The Peñón-Texcoco Toll Road Concession establishes that the SCT may not grant similar concessions for toll roads that could compete with the Peñón-Texcoco toll road.  If the SCT fails to comply with such obligation, we are entitled to receive compensation pursuant to applicable law.

Tenango-Ixtapan de la Sal Toll Road Concession

On December 2, 1994, the Government of the State of Mexico, granted our subsidiary, ATISA, a concession to construct the La Finca-Ixtapan de la Sal stretch as well as to operate and maintain approximately 40.15 km of a two lane asphalt toll road (the “Tenango-Ixtapan de la Sal Toll Road Concession”).  The Tenango-Ixtapan de la Sal toll road connects the ring of cities bordering Mexico City to the south and facilitates transport of agricultural products grown in the region.  The Tenango-Ixtapan de la Sal Toll Road Concession expires on March 31, 2036, due to several amendments negotiated with the Government of the State of Mexico.  The following map shows the location of the Tenango-Ixtapan de la Sal toll road:

Source: Google Maps.

As of December 31, 2011, all of ATISA’s toll collections are pledged as collateral under a local Ps.821 million securitization transaction and are held by an issuance trust.  For a description of the general terms of the securitization and the irrevocable issuance trust agreements, see Item 5. “Operating and Financial Review and Prospects Liquidity and Capital Resources —Liquidity and Capital Resources—Securitizations—Tenango-Ixtapan de la Sal Toll Road Concession.”

As of December 31, 2011, the 40 km of the Tenango-Ixtapan de la Sal toll road were in operation with 12 manual-collection lanes, through which approximately 5,622 vehicles traveled per day in 2010 and 5,766 vehicles traveled per day in 2011.  According to the records of Opervite, traffic on the Tenango-Ixtapan de la Sal toll road has historically consisted principally of private cars.

The following table sets forth traffic volume and other operating data in respect of the Tenango-Ixtapan de la Sal toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
Tenango-Ixtapan de la Sal Toll Road	5,766	5,622	5,691	6,058	5,849	5,698

The following table sets forth average toll fees charged for vehicle equivalents in respect of the Tenango-Ixtapan de la Sal toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
Tenango-Ixtapan de la Sal Toll Road	63.67	60.94	59.44	49.15	44.67	43.76

Principal construction under the Tenango-Ixtapan de la Sal Toll Road Concession was completed on March 1995.  Currently, we are not performing any construction works in connection with this concession, aside from the routine major and minor maintenance services.  However, the Government of the State of Mexico is constructing two additional lanes which will be included in our concession.

Set forth below is a description of the main terms and conditions of the Tenango-Ixtapan de la Sal Toll Road Concession:

•                  Consideration.  We are required to pay the Government of the State of Mexico 1.5% of the monthly gross toll income (excluding VAT) of the Tenango-Ixtapan de la Sal toll road as consideration for operating the Tenango-Ixtapan de la Sal toll road.  Upon the grant of the extension to the term of this concession, we paid Ps.180 million to the Government of the State of Mexico.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Tenango-Ixtapan de la Sal Toll Road Concession.  These rates are adjusted annually in January in accordance with the INPC in effect at such time.  In the event that the INPC increases by 10% or more from the last adjustment, we have the right to correspondingly adjust the toll rate to compensate for inflation.  In addition, we are entitled to apply discounts on the authorized toll rates and to establish different toll rates depending on the type of vehicle, as long as such toll rates do not exceed the authorized toll rates.

•                  Minimum Capital Stock Requirements.  ATISA is required to maintain a minimum capital stock of Ps.20.0 million.  The outstanding capital stock of ATISA as of December 31, 2011 was Ps.24.3 million.

•                  Release of Rights of Way.  The Tenango-Ixtapan de la Sal Toll Road Concession required us to obtain the Release of the Rights of Way for the project from the Government of the State of Mexico, which we obtained in December 1994.

•                  Operation and Maintenance Requirements.  We are required to operate the Tenango-Ixtapan de la Sal toll road in accordance with the terms of the Tenango-Ixtapan de la Sal Toll Road Concession and applicable laws.  We are required to maintain a performance bond to guarantee the compliance of our obligations under the concession.  As of December 31, 2011, such performance bond amounted to Ps.1.0 million.

•                  Concession Revenues and Investment Return.  All toll road collections under the Tenango-Ixtapan de la Sal Toll Road Concession are currently pledged to the Tenango-Ixtapan de la Sal Issuance Trust as collateral under a securitization transaction.  Once all the outstanding amounts owed under the Tenango-Ixtapan de la Sal securitization are paid in full, we will be entitled to receive revenues from toll road collections during the remaining term of this concession in an amount equal to the total equity invested.  Upon termination of this concession and once we recover our total equity invested, the Government of the State of Mexico will be entitled to receive any such amounts in excess.

•                  Repossession (rescate).  We will be entitled to receive compensation if the Government of the State of Mexico repossesses Tenango-Ixtapan de la Sal Toll Road Concession.  This compensation from the Government of the State of Mexico will be equal to the unrecovered total equity invested.

•                  Revocation.  The Tenango-Ixtapan de la Sal Toll Road Concession may be revoked in favor of the Government of the State of Mexico in the event that ATISA breaches the terms of the concession, including, for example, if ATISA does not timely pay in full the total amount of the monthly consideration to the Government of the State of Mexico, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  ATISA will be entitled to receive compensation equal to the unrecovered total equity invested less any penalties derived as a result of the revocation.

•                  Termination.  The Tenango-Ixtapan de la Sal Toll Road Concession will terminate automatically upon, among other events, the expiration of its term or the mutual agreement of ATISA and the Government of the State of Mexico.  In the event of early termination, the Mexican Federal Government is entitled to receive the collection rights from the Tenango-Ixtapan de la Sal toll road, which shall be applied to the repayment of any outstanding amounts owed under the securitization transaction.

•                  Competing Projects.  The Tenango-Ixtapan de la Sal Toll Road Concession establishes that the Government of the State of Mexico may not grant similar concessions for toll roads that could compete with the Tenango-Ixtapan de la Sal toll road.  If the Government of the State of Mexico fails to comply with such obligation, we are entitled to receive compensation pursuant to applicable law.

Atlixco-Jantetelco Toll Road Concession

On May 29, 1995, the Government of the State of Puebla, through the SCT, granted our subsidiary, CONCEMEX, a concession to construct, operate and maintain a 38 km two lane asphalt toll road that runs from Atlixco to San Bartolo in the State of Puebla (the “Atlixco-San Bartolo-Cohuecán Stretch”).  On January 2, 2008 the Government of the State of Puebla added to our concession, 10.6 km of a two lane toll road that runs from Cohuecán to Acteopan in the State of Puebla (the “Cohuecán-Acteopan Stretch” and together with the Atlixco-San Bartolo-Cohuecán Stretch the “Atlixco-Jantetelco Toll Road Concession”).  We do not receive any toll road revenues from the Morelos Stretch.  The Atlixco-Jantetelco Toll Road Concession expires on February 24, 2036, due to several amendments negotiated with the SCT and the Government of the State of Puebla.

An additional 6.5 km of a two lane concrete toll road that runs from Huazulco to Jantetelco in the State of Morelos, which forms part of the full road that runs from Atlixco to Jantetelco was concessioned to RCA and is operated by Opervite (the “Morelos Stretch”).

The following map shows the location of the Atlixco-Jantetelco toll road:

Source: Google Maps.

As of December 31, 2011, all of CONCEMEX’s toll collections from the Atlixco-San Bartolo-Cohuecán Stretch are pledged as collateral under a local Ps.373.1 million securitization and held by an issuance trust.  For a description of the general terms of such securitization transaction and the irrevocable issuance trust agreements, see Item 5. “Operating and Financial Review and Prospects Liquidity and Capital Resources—Liquidity and Capital Resources—Securitizations—Atlixco-Jantetelco Toll Road Concession.”

As of December 31, 2011, the 48.6 km of the Atlixco-Jantetelco Toll Road Concession were in operation with four manual-collection lanes, through which approximately 3,621 vehicles traveled per day in 2010 and 3,554 vehicles traveled per day in 2011.  According to the records of Opervite, traffic on the Atlixco-Jantetelco toll road has historically consisted principally of private cars.

The following table sets forth traffic volume and other operating data in respect of the Atlixco-Jantetelco toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
Atlixco-Jantetelco Toll Road	3,554	3,621	3,438	3,518	3,426	3,168

The following table sets forth average toll fees charged for vehicle equivalents in respect of the Atlixco-Jantetelco toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
Atlixco-Jantetelco Toll Road	130.30	115.95	100.73	87.92	76.41	70.21

Principal construction under the Atlixco-Jantetelco Toll Road Concession was completed on December 2003.  Currently there are no construction works in progress in connection with this concession, aside from routine major and minor maintenance services.

Set forth below is a description of the main terms and conditions of the Atlixco-Jantetelco Toll Road Concession:

•                  Consideration.  We have the obligation to pay the State of Puebla 1% of the biannual gross toll income (excluding VAT) of the Atlixco-Jantetelco toll road as consideration for operating the Atlixco-Jantetelco toll road.  Upon the grant of the Cohuecán-Acteopan Stretch, we were obligated to pay the State of Puebla Ps.115 million as consideration for the additional concession.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Atlixco-Jantetelco Toll Road Concession.  These rates may be adjusted at any time when the INPC in effect at such time, increases by 5% or more.  In addition, we are entitled to request the Government of the State of Puebla adjustments to the authorized toll rates upon the occurrence of certain extraordinary events.

•                  Minimum Capital Stock Requirements.  CONCEMEX is required to maintain a minimum capital stock of Ps. 20.0 million representing 3% of the estimated total investment.  The outstanding capital stock of CONCEMEX as of December 31, 2011 was Ps.1.5 billion.

•                  Release of Rights of Way.  The Atlixco-Jantetelco Toll Road Concession required us to obtain the Release of the Rights of Way for the project from the Government of the State of Puebla, which we obtained in 2001.

•                  Construction Requirements.  We are required to construct an extension of two additional lanes in the event the ADTV during a 12-month period exceeds 11,000 vehicles.  This has not yet occurred.  We are permitted to engage third parties for any additional construction works.

•                  Operation and Maintenance Requirements.  We are required to operate the Atlixco-Jantetelco toll road subject to the terms of the Atlixco-Jantetelco Toll Road Concession and applicable laws.  We were required to establish (i) a reserve equal to Ps.169,199 for minor maintenance services; and (ii) a reserve equal to Ps.451,197 for major maintenance services.  In addition, we are required to maintain a performance bond to guarantee the due payment of the consideration under the Cohuecán-Acteopan Stretch.  As of December 31, 2011, such performance bond amounted to Ps.340,928.

•                  Concession Revenues and Investment Return.  All toll road collections under the Atlixco-Jantetelco Toll Road Concession are currently pledged to the Atlixco-Jantetelco Issuance Trust as collateral under a securitization transaction.  Once all the outstanding amounts owed under the Atlixco-Jantetelco securitization are paid in full, we will be entitled to receive revenues from toll road collections during the remaining term of this concession in an amount equal to the total equity invested.  In the event that we do not recover the total equity invested, we are entitled to request an extension of the concession for the term necessary to recover such amounts.

•                  Repossession (rescate).  We will be entitled to receive compensation if the Government of the State of Puebla repossesses the Atlixco-Jantetelco Toll Road Concession.  This compensation from the Government of the State of Puebla will be equal to the amount of any financing obtained in connection with the Atlixco-Jantetelco Toll Road Concession, including accrued interest, the unrecovered total equity invested.  In the event that the repossession of the concession is due to causes attributable to us, we will only be entitled to compensation from the Government of the State of Puebla equal to the unrecovered total equity invested adjusted to the fluctuations in the INPC.

•                  Revocation.  The Atlixco-Jantetelco Toll Road Concession may be revoked in favor of the Government of the State of Puebla in the event that CONCEMEX breaches the terms of the concession, including, for example, if CONCEMEX does not timely pay in full the total amount of the biannual consideration to the Government of the State of Puebla or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  CONCEMEX is entitled to receive compensation equal to the unrecovered total equity invested adjusted to the fluctuations in the INPC.

•                  Termination.  The Atlixco-Jantetelco Toll Road Concession will terminate automatically upon, among other events (i) the expiration of its term; (ii) the mutual agreement of CONCEMEX and the Government of the State of Puebla; or (iii) our recovery of our investment in full.  In the event of early termination, the Government of the State of Puebla is entitled to receive the collection rights from the Atlixco-Jantetelco toll road, which shall be applied to the repayment of any outstanding amounts owed under the securitization transaction.

•                  Competing Projects.  The Atlixco-Jantetelco Toll Road Concession establishes that the Government of the State of Puebla may not grant similar concessions for toll roads that will run and could compete with the Atlixco-Jantetelco toll road.  If the Government of the State of Puebla fails to comply with such obligation, we are entitled to receive compensation pursuant to applicable law.

Santa Ana-Altar Toll Road Concession

On August 1, 2006, the Government of the State of Sonora, and our wholly owned subsidiary, Zonalta, entered into a construction, modernization, operation, conservation, maintenance and transfer agreement whereby the Government of the State of Sonora subcontracted Zonalta to operate and maintain a total of approximately 73 km of a two lane asphalt and a two lane concrete toll road in Sonora, México in exchange for the collection rights derived from the concession (the “Santa Ana-Altar Toll Road Concession”), without granting the underlying concession.  On July 9, 2011 the Government of the State of Sonora assigned all rights under this concession to Zonalta.  The Santa Ana-Altar Toll Road Concession expires on August 16, 2035.  The following map shows the location of the Santa Ana-Altar toll road:

Source: Google Maps.

As of December 31, 2011, all of Zonalta’s toll collections are pledged as collateral under a local Ps.1.987 billion securitization and held by an issuance trust.  For a description of the general terms of such securitization transaction and the irrevocable issuance trust agreements, see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Securitizations—Santa Ana-Altar Toll Road Concession.”

As of December 31, 2011, the 73 km of the Santa Ana-Altar toll road were in operation with six manual-collection lanes, through which approximately 4,219 vehicles traveled per day in 2010 and 4,151 vehicles traveled per day in 2011.  According to the records of Opervite, traffic on the Santa Ana-Altar toll road has historically consisted of commercial vehicles and private cars.

The following table sets forth traffic volume and other operating data in respect of the Santa Ana-Altar toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
Santa Ana-Altar Toll Road	4,151	4,219	4,044	4,274	4,535	4,253

The following table sets forth average toll fees charged for vehicle equivalents in respect of the Santa Ana-Altar toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
Santa Ana-Altar Toll Road	84.41	78.52	76.10	71.55	68.42	64.20

Principal construction under the Santa Ana-Altar Toll Road Concession was completed in August 2008.  Currently there are no construction works in progress in connection with this concession, aside from routine major and minor maintenance services.

Set forth below is a description of the main terms and conditions of the Santa Ana-Altar Toll Road Concession:

•                  Consideration.  We are required to pay the Mexican Federal Government 0.5% of the annual gross toll income (excluding VAT) of the Santa Ana-Altar toll road as consideration for operating the Santa Ana-Altar toll road.  In addition, we carried out the necessary construction needed to modernize 10.5km in width of the Santa Ana-Altar stretch.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Santa Ana-Altar Toll Road Concession.  These rates are adjusted annually in January in accordance with the INPC in effect at such time.  In addition, at any time when the INPC increases by 5% or more, we have the right to correspondingly adjust the toll rate to compensate for inflation.  The toll rates may not be adjusted prior to three months following the last adjustment.  In addition, we are entitled to apply discounts on the authorized toll rates and to establish different toll rates depending on the time of day, time of year and type of vehicle, as long as such toll rates do not exceed the authorized toll rates.

•                  Minimum Capital Stock Requirements.  This concession currently does not provide a minimum capital stock requirement.

•                  Release of Rights of Way.  The Release of the Rights of Way was already obtained when the Government of the State of Sonora assigned the Santa Ana-Altar Toll Road Concession to Zonalta.

•                  Operation and Maintenance Requirements.  We are required to operate the toll road according to the terms established in the Santa Ana-Altar Toll Road Concession and applicable laws.  Previously, we were required to establish an operation and maintenance reserve in connection with the Santa Ana-Altair Toll Road Concession as a result of a resolution adopted by the technical committee, as of December 31, 2011, we no longer maintain such a reserve.

•                  Concession Revenues and Investment Return.  All toll road collections under the Santa Ana-Altar Toll Road Concession are currently pledged to the Santa Ana-Altar Issuance Trust as collateral under a securitization transaction.  Once all the outstanding amounts owed under the Santa-Ana Altar securitization are paid in full, we will be entitled to receive all revenues from toll road collections during the remaining term of this concession in an amount equal to the total equity invested.

•                  Repossession (rescate).  In the event that the Mexican Federal Government repossesses the Santa Ana-Altar Toll Road Concession, we will be entitled to receive compensation from the Mexican Federal Government pursuant to applicable law.

•                  Revocation.  The Santa Ana-Altar Toll Road Concession may be revoked in favor of the Mexican Federal Government in the event that Zonalta breaches the terms of the concession, including, for example, if Zonalta does not timely pay in full the total amount of the annual consideration, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  Zonalta is not entitled to receive any compensation as a result of the revocation of the concession.

•                  Termination.  The Santa Ana-Altar Toll Road Concession will terminate automatically upon, among other events, the expiration of its term or the mutual agreement of Zonalta and the Mexican Federal Government.  In the event of early termination, the Mexican Federal Government is entitled to receive the collection rights from the Santa Ana-Altar toll road, which shall be applied to the repayment of any outstanding amounts owed under the securitization transaction.

Non-securitized Toll Road Concessions

Pirámides-Ecatepec-Peñón Toll Road Concession

On January 25, 1991, the Mexican Federal Government, through the SCT, granted us through our subsidiary, PAPSA, a concession to construct, operate and maintain a 22.2 km four lane asphalt toll road that runs through Mexico City and the State of Mexico (the “Pirámides-Ecatepec Stretch”).  On March 31, 2009 our concession was amended to include an extension of 17.5 km of a four lane asphalt toll road (the “Ecatepec-Peñón Stretch” and together with the Pirámides-Ecatepec Stretch, the “Pirámides-Ecatepec-Peñón Toll Road Concession”).  The Pirámides-Ecatepec-Peñón Toll Road Concession expires on January 24, 2051 and may be extended for up to an additional 30 years in the event that such term is needed in order for PAPSA to recover the total equity invested in (i) the Pirámides-Ecatepec Stretch; (ii) the construction of the Ecatepec-Peñón Stretch; (iii) acquisition of the Tlaxcala-San Martín Texmelucan toll road; and (iv) any new investments that may be necessary pursuant to the Pirámides-Ecatepec-Peñón Toll Road Concession.

The following map shows the location of the Pirámides-Ecatepec-Peñón toll road:

Source: Google Maps.

The collection rights derived from the Pirámides-Ecatepec-Peñón Toll Road Concession were assigned to a trust created under a trust agreement dated April 1, 2010, between PAPSA as settlor and beneficiary, and CIBANCO, S.A.  Institución de Banca Múltiple, División Fiduciaria, as trustee (the “Pirámides-Ecatepec-Peñón Trust”).  The main purpose of the Pirámides-Ecatepec-Peñón Trust is to administer (i) all payments in connection with the Pirámides-Ecatepec-Peñón Toll Road Concession and (ii) any financings entered into in connection with such toll road, including, without limitation, the securitization of its collection rights.

The current concessionaire is PAPSA.  Previously, CEPSA, a spin-off company of PACSA, held all rights to the Pirámides-Ecatepec Stretch.  On April 6, 2006, the SCT authorized PACSA to assign all of its rights from the Pirámides-Ecatepec Stretch to CEPSA.  In February 2010, the SCT authorized the merger between CEPSA and PAPSA, resulting in PAPSA being the official titleholder of the concession.

As of December 31, 2011, only the 22.2 km of the Pirámides-Ecatepec Stretch were in operation with 16 manual-collection lanes, through which approximately 20,118 vehicles traveled per day in 2010 and 27,976 vehicles traveled per day in 2011.  According to the records of Opervite, traffic on the Pirámides-Ecatepec Stretch has historically consisted principally of private cars.

The construction of the 17.5 km of the Ecatepec-Peñón Stretch is subject to the publication of a report on the environmental impact of the toll road and the Release of the Rights of Way.  The estimated investment amount for the construction of the Ecatepec-Peñón Stretch is Ps.924.7 million.

The following table sets forth traffic volume and other operating data in respect of the Pirámides-Ecatepec Stretch for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
Pirámides-Ecatepec Stretch	27,976	20,118	20,062	19,902	26,481	25,355

The following table sets forth average toll fees charged for vehicle equivalents in respect of the Pirámides-Ecatepec Stretch for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
Pirámides-Ecatepec Stretch	51.59	49.52	48.40	44.27	41.86	40.25

Principal construction of the Pirámides-Ecatepec Stretch was completed in December 1991.  Currently, there are no construction works in progress in connection with the Pirámides-Ecatepec Stretch, aside from routine major and minor maintenance services.

Set forth below is a description of the main terms and conditions of the Pirámides-Ecatepec-Peñón Toll Road Concession:

•                  Consideration.  We are required to pay the Mexican Federal Government 0.5% of the annual gross toll income (excluding VAT) for the Pirámides-Ecatepec-Peñón toll road as consideration for operating the Pirámides-Ecatepec-Peñón toll road.  On December 17, 1992, PACSA was required to pay PAPSA, as concessionaire of the Armería-Manzanillo Toll Road Concession, Ps.305.3 million to prepay debts related to such concession in exchange for an extension of the term of the Pirámides-Ecatepec-Peñón Toll Road Concession.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Pirámides-Ecatepec-Peñón Toll Road Concession.  These rates are adjusted biannually in accordance with the INPC in effect at such time.  In addition, at any time when the INPC increases by 5% or more, we have the right to correspondingly adjust the toll rate to compensate for inflation.

•                  Minimum Capital Stock Requirements.  PAPSA is required to maintain a minimum capital stock of Ps.10.0 million.  The outstanding capital stock of PAPSA as of December 31, 2011 was Ps.579.9 million.

•                  Release of Rights of Way.  The Pirámides-Ecatepec-Peñón Toll Road Concession required us to obtain the Release of the Rights of Way for the projects jointly with the Mexican Federal Government.  On April 6, 2006, we established a trust into which indemnity payments related to the Release of the Rights of Way of the Pirámides-Ecatepec Stretch were contributed up to such date.  We have obtained the Release of Rights of Way only with respect to two km of the total 17.5 km of the Ecatepec-Peñón Stretch and we are currently negotiating the Release of Rights of way for six km of this toll road.

•                  Construction Requirements.  As part of the works required under the concession, we are required to construct the Ecatepec-Peñón Stretch and submit any modification to the investment plan (plan financiero) of the Ecatepec-Peñón Stretch to the Mexican Federal Government for authorization.  The plans, projects and any transactions relating to the construction of the Ecatepec-Peñón Stretch are subject to the supervision of the Mexican Federal Government.  The cost of such supervision shall be borne by us.  We are permitted to engage third parties for the construction of the project.

•                  Operation and Maintenance Requirements.  We are entitled to operate the road according to the terms established in the Pirámides-Ecatepec-Peñón Toll Road Concession and according to relevant laws.  We are required to maintain an operation and maintenance reserve of Ps.1.5 million.  In addition, we are required to maintain a performance bond to guarantee the compliance of our obligations under the concession.  As of December 31, 2011, such performance bond amounted to Ps.0.8 million.

•                  Concession Revenues and Investment Return.  We are entitled to receive revenues from toll road collections during the term of this concession in an amount equal to the total equity invested of the initial and additional works performed under this concession.  All toll road collections under the Pirámides-Ecatepec-Peñón Toll Road Concession are managed through the Pirámides-Ecatepec-Peñón Trust.

•                  Repossession (rescate).  In the event that the Mexican Federal Government repossesses the Pirámides-Ecatepec-Peñón Toll Road Concession, we will be entitled to receive compensation from the Mexican Federal Government pursuant to applicable law.

•                  Revocation.  The Pirámides-Ecatepec-Peñón Toll Road Concession may be revoked in favor of the Mexican Federal Government in the event that PAPSA breaches the terms of the concession, including, for example, if PAPSA does not timely pay in full the total amount of the annual consideration to the Mexican Federal Government, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  PAPSA is not entitled to receive any compensation as a result of the revocation of the concession.

•                  Termination The Pirámides-Ecatepec-Peñón Toll Road Concession will terminate automatically upon, among other events, the expiration of its term or the mutual agreement of PAPSA and the Mexican Federal Government.  In the event of early termination, PAPSA is entitled to receive the total equity invested plus the Real Annual Rate of Return as compensation.

•                  Competing Projects.  The Pirámides-Ecatepec-Peñón Toll Road Concession establishes that the Mexican Federal Government may not grant similar concessions for toll roads that could compete with the Pirámides-Ecatepec-Peñón toll road.  In the event the Mexican Federal Government fails to comply with such obligation, we are entitled to receive compensation pursuant to applicable law.

Armería-Manzanillo Toll Road Concession

On November 9, 1990, the Mexican Federal Government, through the SCT, granted us through our subsidiary, PAPSA, a concession to construct, operate and maintain a 47 km four lane asphalt toll road that runs from Colima to Manzanillo (the “Armería-Manzanillo Toll Road Concession”).  The Armería-Manzanillo Toll Road Concession, due to several amendments negotiated with the Mexican Federal Government, expires on November 8, 2050 and may be extended for up to an additional 30 years to allow PAPSA to recover the total equity invested in (i) improvements made on the Armería-Manzanillo toll road and (ii) any new investments that may be necessary pursuant to the Armería-Manzanillo Toll Road Concession.  This expiration date was determined by the Mexican Federal Government as a result of a lawsuit filed in connection with the Tlaxcala-San Martín Texmelucan Toll Road Concession, see “—Tlaxcala-San Martín Texmelucan Toll Road Concession”.  The following map shows the location of the Armería-Manzanillo toll road:

Source: Google Maps.

The collection rights derived from the Armería Manzanillo Toll Road Concession were assigned to a trust created under a trust agreement dated April 1, 2010, among PAPSA as settlor and beneficiary, and CIBANCO, S.A. Institución de Banca Múltiple, División Fiduciaria (the “Armería-Manzanillo Trust”).  The main purpose of the Armería-Manzanillo Trust to administer (i) all payments in connection with the Armería Manzanillo Toll Road Concession and (ii) any financings entered into in connection with such toll road, including, without limitation, the securitization of its collection rights.

As of December 31, 2011, 47 km of the Armería-Manzanillo toll road were in operation with four manual-collection lanes, through which approximately 5,465 vehicles traveled per day in 2010 and 5,735 vehicles traveled per day during 2011.  According to the records of Opervite, traffic on the Armería-Manzanillo toll road has historically consisted principally of private cars.

The following table sets forth traffic volume and other operating data in respect of the Armería-Manzanillo toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
Armería-Manzanillo Toll Road	5,735	5,465	4,805	4,866	4,627	4,252

The following table sets forth average toll fees charged for vehicle equivalents in respect of the Armería-Manzanillo toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents in Ps.:
Armería-Manzanillo Toll Road	177.22	170.01	152.73	146.94	135.55	126.77

Principal construction under the Armería-Manzanillo Toll Road Concession was completed in July 1991.  Currently, there are no construction works in progress in connection with this concession, aside from routine major and minor maintenance services.

Set forth below is a description of the main terms and conditions of the Armería-Manzanillo Toll Road Concession:

•                  Consideration.  We are required to pay the Mexican Federal Government 0.5% of the annual gross toll income (excluding VAT) of the Armería-Manzanillo toll road as consideration for operating the Armería-Manzanillo toll road.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Armería-Manzanillo Toll Road Concession.  These rates are adjusted biannually in accordance with the INPC in effect at such time.  In addition, at any time when the INPC increases by 5% or more, we have the right to correspondingly adjust the toll rate to compensate for inflation.  We are entitled to request adjustments to the authorized toll rates from the Mexican Federal Government upon the occurrence of certain extraordinary events.  In addition, we are entitled to apply discounts on the authorized toll rates and to establish different toll rates depending on the time of day, time of year and type of vehicle, as long as such toll rates do not exceed the authorized toll rates.

•                  Minimum Capital Stock Requirements.  PAPSA is required to maintain a minimum capital stock of Ps.20.0 million.  The outstanding capital stock of PAPSA as of December 31, 2011 was Ps.579.9 million.

•                  Release of Rights of Way.  The Armería-Manzanillo Toll Road Concession required us to obtain the Release of the Rights of Way for the project from the SCT, which we obtained in September 1990.

•                  Operation and Maintenance Requirements.  We are required to operate the Armería-Manzanillo toll road according to the terms established in the Armería-Manzanillo Toll Road Concession and applicable laws.  We are required to maintain an operation and maintenance reserve of Ps.1.45 million.  In addition, we are required to maintain a performance bond to guarantee the compliance of our obligations under the concession.  As of December 31, 2011, such performance bond amounted to Ps.5.7 million.

•                  Concession Revenues and Investment Return.  We are entitled to receive revenues from toll road collections during the remaining term of this concession in an amount equal to the total equity invested.  All toll road collections under the Armería-Manzanillo Toll Road Concession are managed through the Armería-Manzanillo Trust.

•                  Repossession (rescate).  In the event that the Mexican Federal Government repossesses the Armería-Manzanillo Toll Road Concession, we will be entitled to receive compensation from the Mexican Federal Government pursuant to applicable law.

•                  Revocation.  The Armería-Manzanillo Toll Road Concession may be revoked in favor of the Mexican Federal Government in the event that PAPSA breaches the terms of the concession, including, for example, if PAPSA does not timely pay in full the total amount of the annual consideration to the Mexican Federal Government, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  PAPSA is not entitled to receive any compensation as a result of the revocation of the concession.

•                  Termination.  The Armería-Manzanillo Toll Road Concession will terminate automatically upon, among others things, the expiration of its term or the mutual agreement of PAPSA and the Mexican Federal Government.  PAPSA is entitled to receive the total equity invested plus the Real Annual Rate of Return as compensation for the early termination of the concession.

•                  Competing Projects.  The Armería-Manzanillo Toll Road Concession establishes that the Mexican Federal Government may not grant similar concessions for toll roads that could compete with the Armería-Manzanillo toll road.  If the Mexican Federal Government fails to comply with such obligation, we are entitled to receive compensation pursuant to applicable law.

Zitácuaro-Lengua de Vaca Toll Road Concession

On November 9, 2007, the Government of the State of Michoacán granted us through our subsidiary, Monarca, a concession to construct, operate and maintain approximately 11.8 km of a two lane asphalt toll road that runs through the State of Michoacán and the State of México, (the “Zitácuaro-Lengua de Vaca Toll Road Concession”).  The Zitácuaro-Lengua de Vaca Toll Road Concession expires on November 8, 2037.  The following map shows the location of the Zitácuaro-Lengua de Vaca toll road:

Source: Google Maps.

The collection rights derived from the Zitácuaro-Lengua de Vaca Toll Road Concession were assigned to a trust created under an irrevocable, administration and source of payment trust agreement (Contrato de Fideicomiso Irrevocable de Administración y Fuente de Pago) dated October 30, 2007, between Monarca, as settlor and beneficiary, and HSBC México, S.A.  Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, as trustee (as substituted by a substitution agreement dated October 5, 2009 between the parties to the irrevocable, administration and source of payment trust agreement and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario) (the “Zitácuaro-Lengua de Vaca Trust”).  The main purpose of the Zitácuaro-Lengua de Vaca Trust is to administer (i) all payments in connection with the Zitácuaro-Lengua de Vaca Toll Road Concession and (ii) any financings entered into in connection with such toll road, including, without limitation, the securitization of its collection rights.

As of December 31, 2011, the 11.8 km of the Zitácuaro-Lengua de Vaca toll road were in operation with four manual-collection lanes, through which approximately 3,590 vehicles traveled per day in 2010 and 3,463 vehicles traveled per day in 2011.  According to the records of Opervite, traffic on the Zitácuaro-Lengua de Vaca toll road has historically consisted principally of private cars.

The following table sets forth traffic volume and other operating data in respect of the Zitácuaro-Lengua de Vaca toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
Zitácuaro-Lengua de Vaca Toll Road	3,463	3,590	3,937	3,944	4,380	N/A

The following table sets forth average toll fees charged for vehicle equivalents in respect of the Zitácuaro-Lengua de Vaca toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
Zitácuaro-Lengua de Vaca Toll Road	28.41	24.56	19.84	18.99	19.26	N/A

Principal construction under the Zitácuaro-Lengua de Vaca Toll Road Concession was completed by the date in which the Government of the State of Michoacán granted Monarca the concession.  Currently, there are no construction works in progress in connection with this concession, aside from the routine major and minor maintenance services.

Set forth below is a description of the main terms and conditions of the Zitácuaro-Lengua de Vaca Toll Road Concession:

•                  Consideration.  We are required to pay the Government of the State of Michoacán 0.5% of the monthly gross toll income (excluding VAT) of the Zitácuaro-Lengua de Vaca toll road as consideration for operating the Zitácuaro-Lengua de Vaca toll road.  As initial consideration, we paid Ps.130.2 million to the State of Michoacán.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Zitácuaro-Lengua de Vaca Toll Road Concession.  These rates are adjusted annually in January in accordance with the INPC in effect at such time.  In the event that the INPC increases by 6% or more from the last adjustment, we have the right to correspondingly adjust the toll rate to compensate for inflation.  In addition, every four months we are entitled to apply different discounts on the authorized toll rates and to establish different toll rates depending on the time of day, time of year and type of vehicle, to maximize the Zitácuaro-Lengua de Vaca Toll Road Concession revenues, as long as such toll rates do not exceed the authorized toll rates.

•                  Minimum Capital Stock Requirements.  Monarca is required to maintain a minimum capital stock of Ps.26.0 million.  The outstanding capital stock of Monarca as of December 31, 2011 was Ps.26.1 million.

•                  Release of Rights of Way.  The Release of the Rights of Way was already obtained when the Government of the State of Michoacán granted Monarca the Zitácuaro-Lengua de Vaca Toll Road Concession.

•                  Operation and Maintenance Requirements.  We are entitled to the operation of the Zitácuaro-Lengua de Vaca toll road according to the terms of the Zitácuaro-Lengua de Vaca Toll Road Concession and relevant law.

•                  Concession Revenues and Investment Return.  We are entitled to receive revenues from toll road collections during the remaining term of this concession in an amount equal to the total equity invested.  All toll road collections under the Zitácuaro-Lengua de Vaca Toll Road Concession are managed through the Zitácuaro-Lengua de Vaca Trust.

•                  Repossession (rescate).  In the event that the Government of the State of Michoacán repossesses the Zitácuaro-Lengua de Vaca Toll Road Concession, we will be entitled to receive compensation from the Mexican Federal Government equal to the unrecovered total equity invested.

•                  Revocation.  The Zitácuaro-Lengua de Vaca Toll Road Concession may be revoked in favor of the Government of the State of Michoacán in the event that Monarca breaches the terms of the concession, including, for example, if Monarca does not timely pay in full the total amount of the monthly consideration to the Government of the State of Michoacán, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  Monarca is entitled to receive as compensation, the unrecovered total equity invested as a result of the revocation of the concession.

•                  Termination.  The Zitácuaro-Lengua de Vaca Toll Road Concession will terminate automatically upon, among other events, the expiration of its term or the mutual agreement of Monarca and the Government of the State of Michoacán.  In the event of early termination, Monarca is entitled to receive compensation equal to the unrecovered total equity invested.

•                  Competing Projects.  The Zitácuaro-Lengua de Vaca Toll Road Concession establishes that the Government of the State of Michoacán is entitled to grant similar concessions even if it affects the economic performance of Monarca; in which case Monarca will be entitled to compensation by submitting documentation evidencing (i) the decrease in the traffic volume, (ii) that such decrease has existed for a period of six months prior to the date in which the compensation is requested and (iii) that such decrease has affected the concession revenues pursuant to financial statements audited by an auditor appointed by the Government of the State of Michoacán and Monarca.

Morelia-Aeropuerto Toll Road Concession

On February 13, 2007, the Government of the State of Michoacán granted to our 50% equity method investment, Purépecha, a concession to construct, operate and maintain approximately a 22.6 km two lane asphalt toll road that runs through the State of Michoacán (the “Morelia-Aeropuerto Toll Road Concession”).  The Morelia-Aeropuerto Toll Road Concession expires on February 12, 2037.  The following map shows the location of the Morelia-Aeropuerto toll road:

Source: Google Maps.

We own 50% of Purépecha’s outstanding capital stock.  The remaining 50% is held by (i) Banco del Ahorro Nacional y Servicios Financieros S.N.C. (“Bansefi”), acting as trustee under a trust agreement dated January 31, 2007 among Banco Interacciones, S.A.,

Institución de Banca Múltiple, Grupo Financiero Interacciones, as settlor, and Bansefi as trustee, and (ii) Banco Interacciones, S.A., Institución de Banca Múltiple, Grupo Financiero Interacciones.

The collection rights derived from the Morelia-Aeropuerto Toll Road Concession were assigned to a trust created under an irrevocable administration and source of payment trust agreement (Contrato de Fideicomiso Irrevocable de Administración y Fuente de Pago), dated February 9, 2007, between Purépecha, as settlor and beneficiary, and HSBC México, S.A.  Institución de Banca Múltiple, Grupo Financiero HSBC, División Fiduciaria, as trustee (as substituted by a substitution agreement dated September 30, 2009, between the parties to the irrevocable administration and source of payment trust agreement and Banco Inbursa, S.A.  Institución de Banca Múltiple, Grupo Financiero Inbursa) (the “Morelia-Aeropuerto Trust”).  The main purpose of the Morelia-Aeropuerto Trust is to administer (i) all payments in connection with the Morelia-Aeropuerto Toll Road Concession, and (ii) any financings entered into in connection with such toll road, including, without limitation, the securitization of its collection rights.

As of December 31, 2011, the 22.6 km of the Morelia-Aeropuerto toll road were in operation with eight manual-collection lanes, through which approximately 2,436 vehicles traveled per day in 2010 and 2,382 vehicles traveled per day in 2011.  According to the records of Opervite, traffic on the Morelia-Aeropuerto toll road has historically consisted principally of private cars.

The following table sets forth traffic volume and other operating data in respect of the Morelia-Aeropuerto toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
Morelia-Aeropuerto Toll Road	2,382	2,436	2,311	2,198	N/A	N/A

The following table sets forth average toll fees charged for vehicle equivalents in respect of to the Morelia-Aeropuerto toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
Morelia-Aeropuerto Toll Road	50.96	43.23	41.67	35.64	N/A	N/A

Principal construction under the Morelia-Aeropuerto Toll Road Concession was completed in July 2007.  Currently, there are no construction works in progress in connection with this concession, aside from the routine major and minor maintenance services.

Set forth below is a description of the main terms and conditions of the Morelia-Aeropuerto Toll Road Concession:

•                  Consideration.  We are obligated to pay the State of Michoacán 0.5% of the monthly gross toll income (excluding VAT) of the Morelia-Aeropuerto toll road as consideration for operating the Morelia-Aeropuerto toll road.  This percentage will increase to 1% if the project’s Real Annual Rate of Return reaches or surpasses 12.5%.  Furthermore, it will increase to 1.5% if the project’s Real Annual Rate of Return reaches or surpasses 17.5%.  In 2007, an investment of Ps.55.0 million was contributed as initial consideration.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Morelia-Aeropuerto Toll Road Concession.  These rates are adjusted annually in January in accordance with the INPC in effect at such time.  In the event that the INPC increases by 6% or more from the last adjustment, we have the right to correspondingly adjust the toll rate to compensate for inflation.  In addition, every four months we are entitled to apply different discounts on the authorized toll rates and to establish different toll rates depending on the time of day, time of year and type of vehicle, to maximize the Morelia-Aeropuerto Toll Road Concession revenues, as long as such toll rates do not exceed the authorized toll rates.  In the event that the total equity invested and the projected Real Annual Rate of Return is paid to Purépecha before the expiration of the concession’s term, the toll rates will be adjusted pursuant to the methodology established in the Morelia-Aeropuerto Toll Road Concession.

•                  Minimum Capital Stock Requirements.  The Morelia-Aeropuerto Toll Road Concession provides that Purépecha is required to maintain a minimum capital stock equal to 10% of the total investment required to construct, operate and maintain the Morelia-Aeropuerto Toll Road Concession.  The outstanding capital of Purépecha as of December 31, 2011 was Ps.221.3 million.

•                  Release of Rights of Way.  The Morelia-Aeropuerto Toll Road Concession required us to obtain the Release of the Rights of Way for the project, which we obtained in February 2007.

•                  Operation and Maintenance Requirements.  We are entitled to operate the Morelia-Aeropuerto toll road according to the terms of the Morelia-Aeropuerto Toll Road Concession and relevant law.  We are required to maintain a performance bond to guarantee the compliance of our obligations under the concession.  As of December 31, 2011, such performance bond amounted to Ps.20.5 million.

•                  Concession Revenues and Investment Return.  We are entitled to receive revenues from toll road collections during the term of this concession in an amount equal to the total equity invested.  In the event that the total equity invested is paid to Purépecha before the expiration of the concession’s term, the toll rates will be adjusted pursuant to the methodology established in the Morelia-Aeropuerto Toll Road Concession.  All toll road collections under the Morelia-Aeropuerto Toll Road Concession are managed through the Morelia-Aeropuerto Trust.

•                  Repossession (rescate).  We will be entitled to receive compensation if the Government of the State of Michoacán repossesses Morelia-Aeropuerto Toll Road Concession.  This compensation from the Government of the State of Michoacán will be equal to the unrecovered total equity invested.

•                  Revocation.  The Morelia-Aeropuerto Toll Road Concession may be revoked in favor of the Government of the State of Michoacán in the event that Purépecha breaches the terms of the concession, including, for example, if Purépecha does not timely pay in full the total amount of the monthly consideration to the Government of the State of Michoacán, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  Purépecha is entitled to receive compensation as a result of the revocation of the concession in an amount equal to the unrecovered total equity invested.

•                  Termination.  The Morelia-Aeropuerto Toll Road Concession will terminate automatically upon, among other events, the expiration of its term or the mutual agreement of Purépecha and the Government of the State of Michoacán.  In the event of early termination, Purépecha is entitled to receive compensation equal to the unrecovered total equity invested.

•                  Competing Projects.  The Morelia-Aeropuerto Toll Road Concession establishes that the Government of the State of Michoacán may grant similar concessions, even if it affects the economic performance of Purépecha, in which case Purépecha will be entitled to compensation by submitting documentation evidencing (i) the decrease in the traffic volume, (ii) that such decrease has existed for a term of 6 months prior to the date in which the compensation is requested, and (iii) that such decrease has affected the concession revenues pursuant to the audited financial statements issued by an auditor appointed by the Government of the State of Michoacán and Purépecha.

San Luis Río Colorado-Estación Doctor Toll Road Concession

On September 2, 2008, the Government of the State of Sonora, through its Assets and Concessions State Commission (Comisión Estatal de Bienes y Concesiones), granted our subsidiary CPAC, a concession to construct, operate and maintain approximately 48.2 km of a two lane asphalt toll road that runs through San Luis Río Colorado, Sonora (the “San Luis Río Colorado-Estación Doctor Toll Road Concession”).  The San Luis Río Colorado-Estación Doctor Toll Road Concession expires on September 1, 2038.  The following map shows the location of the San Luis Río Colorado-Estación Doctor toll road:

Source: Bidding documents.

The collection rights and indemnities collected from insurances or bonds from the San Luis Río Colorado—Estación Doctor Toll Road Concession were assigned to a trust created under an investment, administration and source of payment trust agreement (Contrato de Fideicomiso de Inversión, Administración y Fuente de Pago), dated September 8, 2008, between CPAC, as settlor and beneficiary, and Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, as trustee (the “San Luis Río Colorado—Estación Doctor Trust”).  The San Luis Río Colorado—Estación Doctor Trust main purpose is to administer (i) all payments in connection with the San Luis Río Colorado—Estación Doctor Toll Road Concession and (ii) any financings entered into in connection with such toll road, including, without limitation, the securitization of its collection rights.

As of December 31 2011, the 48.2 km of the San Luis Río Colorado-Estación Doctor toll road were in operation with four manual-collection lanes, through which approximately 498 vehicles traveled per day in 2010 and 496 vehicles traveled per day during 2011.  According to the records of Opervite, traffic on the San Luis Río Colorado-Estación Doctor toll road has historically consisted principally of private cars.

The following table sets forth traffic volume and other operating data with respect to the San Luis Río Colorado-Estación Doctor toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
San Luis Río Colorado-Estación Doctor Toll Road	496	498	287	N/A	N/A	N/A

The following table sets forth average toll fees charged for vehicle equivalents with respect to the San Luis Río Colorado-Estación Doctor toll road for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
San Luis Río Colorado-Estación Doctor Toll Road	94.09	92.39	92.50	N/A	N/A	N/A

Principal construction under the San Luis Río Colorado-Estación Doctor Toll Road Concession was completed in September 2009.  Currently, there are no construction works in progress in connection with this concession, aside from routine major and minor maintenance services.

Set forth below is a description of the main terms and conditions of the San Luis Río Colorado-Estación Doctor Toll Road Concession:

•                  Consideration.  We are required to pay the Government of the State of Sonora 1% of the annual gross toll income (excluding VAT) of the San Luis Río Colorado-Estación Doctor toll road as consideration for operating the San Luis Río Colorado-Estación Doctor toll road.  An initial payment of Ps.312.0 million was contributed to the Government of the State of Sonora upon the grant of this concession.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the San Luis Río Colorado-Estación Doctor Toll Road Concession.  These rates may be adjusted annually in January in accordance with the INPC in effect at such time.  In the event that the INPC increases by 5% to 8% from the last adjustment, CPAC may request the Government of the State of Sonora to apply a new adjustment by submitting documentation justifying such adjustment, and whenever the INPC increases by more than 8%, CPAC will be entitled to an adjustment without need to submit supporting documentation.

•                  Minimum Capital Stock Requirements.  CPAC is required to maintain a minimum capital stock of Ps.20.0 million.  The outstanding capital stock of CPAC as of December 31, 2011 was Ps.40.0 million.

•                  Release of Rights of Way.  The San Luis Río Colorado-Estación Doctor required us to obtain the Release of the Rights of Way for the project from the SCT, which we obtained in September 2008.

•                  Operation and Maintenance Requirements.  We are entitled to operate the San Luis Río Colorado-Estación Doctor toll road under the terms of the San Luis Río Colorado-Estación Doctor Toll Road Concession and according to relevant law.  We are required to maintain an operation reserve fund in an amount of Ps.3.0 million, which is adjusted on an annual basis in accordance with fluctuations in the INPC.  In addition, we are required to maintain a performance bond to guarantee the compliance of our obligations under the concession.  As of December 31, 2011, such performance bond amounted to Ps.7.3 million.

•                  Concession Revenues and Investment Return.  We are entitled to receive revenues from toll road collections during the remaining term of this concession in an amount equal to the total equity invested.  All toll road collections under the San Luis Río Colorado-Estación Doctor Toll Road Concession are managed through the San Luis Río Colorado-Estación Doctor Trust.

•                  Repossession (rescate).  We will be entitled to receive compensation if the Government of the State of Sonora repossesses San Luis Río Colorado-Estación Doctor Toll Road Concession.  This compensation from the Government of the State of Sonora will be equal to the unrecovered total equity invested plus the Real Annual Rate of Return, calculated pursuant to the general guidelines established in the repossession order issued by the Government of the State of Sonora, taking into account the total equity invested and the value of the assets of the San Luis Río Colorado—Estación Doctor Toll Road Concession.

•                  Revocation.  The San Luis Río Colorado-Estación Doctor Toll Road Concession may be revoked in favor of the Government of the State of Sonora in the event that CPAC breaches the terms of the concession, including for example, if CPAC does not timely pay in full the total amount of the annual consideration to the Government of the State of Sonora, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  CPAC is entitled to receive compensation equal to the equity capital invested in the construction of the San Luis Río Colorado-Estación Doctor toll road as a result of the revocation of the concession, calculated pursuant to the terms established in the San Luis Río Colorado — Estación Doctor Toll Road Concession.

•                  Termination.  The San Luis Río Colorado-Estación Doctor Toll Road Concession will terminate automatically upon, among other events, the expiration of its term or the mutual agreement of CPAC and the Government of the State of Sonora.  In the event of early termination, CPAC is entitled to receive compensation equal to the unrecovered total equity invested.

Tlaxcala-Xoxtla Toll Road Concession

On July 23, 2008, the Government of the State of Tlaxcala, granted us through our subsidiary, CONCEMEX, a concession to construct, operate and maintain approximately 16 km of a two lane asphalt toll road connecting Puebla with Tlaxcala (the “Tlaxcala-Xoxtla Toll Road Concession”).  The Tlaxcala-Xoxtla Toll Road Concession expires in 2038.  The following map shows the location of the Tlaxcala-Xoxtla toll road:

Source: Pinfra.

The construction of the 16 km of the Tlaxcala-Xoxtla toll road, is subject to obtaining the Release of the Rights of Way, as further discussed below.

Set forth below is a description of the main terms and conditions of the Tlaxcala-Xoxtla Toll Road Concession:

•                  Consideration.  We are required to pay the Government of the State of Tlaxcala 0.5% of the biannual gross toll income (excluding VAT) of the Tlaxcala-Xoxtla toll road as consideration for operating the Tlaxcala-Xoxtla toll road.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Tlaxcala-Xoxtla Toll Road Concession.  These rates may be adjusted annually in January in accordance with the INPC in effect at such time.  In the event that the INPC increases by 5% or more from the last adjustment, we have the right to correspondingly adjust the toll rate to compensate for inflation.  In addition, we are entitled to request the Government of the State of Tlaxcala adjustments to the authorized toll rates upon the occurrence of certain extraordinary events.  We are entitled to apply discounts on the authorized toll rates and to establish different toll rates depending on the type of vehicle, as long as such toll rates do not exceed the authorized toll rates.

•                  Minimum Capital Stock Requirements.  We are required to maintain a minimum capital stock of Ps. 20.0 million.  The outstanding capital stock of CONCEMEX as of December 31, 2011 was Ps.301.1 million.

•                  Release of Rights of Way.  The Tlaxcala-Xoxtla Toll Road Concession required us to obtain the Release of the Rights of Way for the project, which shall be considered as invested equity.  We have obtained 92.5% of the rights of way, which represent 14.8 km of the total 16 km that comprise this concession.

•                  Construction Requirements.  As part of the initial works required under the concession, we were required to construct the Tlaxcala-Xoxtla toll road.  The plans, projects and any transactions relating to the construction of the Tlaxcala-Xoxtla toll road are subject to the supervision of the Government of the State of Tlaxcala.  The cost of such supervision shall be borne by us.  We are permitted to engage third parties for the construction works.

•                  Operation and Maintenance Requirements.  We are entitled to operate the Tlaxcala-Xoxtla toll road pursuant to the terms of the Tlaxcala-Xoxtla Toll Road Concession and applicable laws.

•                  Concession Revenues and Investment Return.  We are entitled to receive revenues from toll road collection during the term of this concession in an amount equal to the total equity invested.

•                  Repossession (rescate).  We will be entitled to receive compensation if the Government of the State of Tlaxcala repossesses the Tlaxcala-Xoxtla Toll Road Concession.  This compensation from the Government of the State of Tlaxcala will be equal to the unrecovered total equity invested.

•                  Revocation.  The Tlaxcala-Xoxtla Toll Road Concession may be revoked in favor of the Government of the State of Tlaxcala in the event that CONCEMEX breaches the terms of the concession, including, for example, if CONCEMEX does not timely pay in full the total amount of the biannual consideration to the Government of the State of Tlaxcala, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  CONCEMEX is entitled to receive compensation equal to the unrecovered equity invested as a result of the revocation of the concession.

•                  Termination.  The Tlaxcala-Xoxtla Toll Road Concession will terminate automatically upon, among other events, the expiration of its term or the mutual agreement of CONCEMEX and the Government of the State of Tlaxcala.  In the event of early termination, CONCEMEX is entitled to receive compensation equal to the unrecovered total equity invested.

•                  Competing Projects.  The Tlaxcala-Xoxtla Toll Road Concession establishes that the Government of the State of Tlaxcala may not grant similar concessions for toll roads that could compete with the Tlaxcala-Xoxtla toll road.  In the event that the Government of the State of Tlaxcala fails to comply with such obligation, we are entitled to receive compensation pursuant to applicable law.  In the event that the Federal Government or the Government of the State of Puebla decide to construct any road or modify any concession that cause such road to compete with the Tlaxcala — Xoxtla toll road, the Government of the State of Tlaxcala will compensate Concemex through an extension in the term of the concession or an adjustment of the toll rates.

Tlaxcala-San Martín Texmelucan Toll Road Concession

On March 15, 1990, the Mexican Federal Government, granted to Autopistas Concesionadas del Altiplano, S.A. de C.V. (“AUCAL”), a concession to construct, operate and maintain approximately 25.5 km of a four lane asphalt toll road that connects San Martín Texmelucan in Puebla with the City of Tlaxcala (the “Tlaxcala-San Martín Texmelucan Toll Road Concession”).  The Tlaxcala-San Martín Texmelucan Toll Road Concession expires on March 14, 2041, due to several amendments negotiated with the Mexican Federal Government.  However, on November 19, 2010, AUCAL, with the prior authorization from the Mexican Federal Government, assigned PAPSA its rights to this concession along with certain other rights derived from a lawsuit filed by AUCAL against the Government of the State of Tlaxcala (the “Tlaxcala-San Martín Texmelucan Assignment Agreement”).  The claims in the suit arose from disputes concerning the exploitation of said concession.  The issues in dispute related to contested approaches to the appraisal percentage guarantees and the discovery of various unauthorized access points and turnaround points within the road that led to toll evasion.

As a result of our acquisition of the Tlaxcala-San Martín Texmelucan Toll Road Concession and the settlement reached with the Mexican Federal Government in connection with the abovementioned lawsuit, on February 25, 2011, the Mexican Federal Government authorized a 30-year extension of the Pirámides-Ecatepec-Peñón Toll Road Concession and the Armería-Manzanillo Toll Road Concession (current terms are mentioned in the description of the Pirámides-Ecatepec-Peñón Toll Road Concession and the Armería-Manzanillo Toll Road Concession, respectively).

The following map shows the location of the Tlaxcala-San Martín Texmelucan Toll Road Concession:

Source: Google Earth.

The collection rights and indemnities collected from insurances or bonds from the Tlaxcala—San Martín Texmelucan Toll Road Concession were assigned to a trust created under an irrevocable trust agreement (Contrato de Fideicomiso Irrevocable), dated November 19, 2010, between PAPSA as settlor and beneficiary, and Banco Monex, S.A.  Institución de Banca Múltiple, Grupo Financiero, División Fiduciaria, as trustee (the “Tlaxcala—San Martín Texmelucan Trust”).  The main purpose of the Tlaxcala—San Martín Texmelucan Trust is to administer (i) all payments in connection with the Tlaxcala—San Martín Texmelucan Toll Road

Concession and (ii) any financings entered into in connection with such toll road, including, without limitation, the securitization of its collection rights.

As of December 31, 2011, the 25.5 km of the Tlaxcala-San Martín Texmelucan Toll Road Concession were in operation with 9 manual-collection lanes, through which approximately 5,582 vehicles traveled per day in 2010 and 6,371 vehicles traveled per day during 2011.  According to the records of Opervite, traffic on the Tlaxcala-San Martín Texmelucan toll road has historically consisted principally of private cars.

The following table sets forth traffic volume and other operating data in respect of to the Tlaxcala-San Martín Texmelucan Toll Road Concession for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Daily Traffic by Vehicle Equivalents:
Tlaxcala-San Martín Texmelucan Toll Road	6,371	5,582	N/A	N/A	N/A	N/A

The following table sets forth average toll fees charged for vehicle equivalents in respect of the Tlaxcala-San Martín Texmelucan Toll Road Concession for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average Toll Fee Charged for Vehicle Equivalents (in Ps.):
Tlaxcala-San Martín Texmelucan Toll Road	55.19	59.30	N/A	N/A	N/A	N/A

Set forth below is a description of the main terms and conditions of the Tlaxcala-San Martín Texmelucan Toll Road Concession:

•                  Consideration.  We are required to pay the Mexican Federal Government 0.5% of gross annual toll income (exclusive of VAT) of the Tlaxcala-San Martín Texmelucan toll road as consideration for operating the Tlaxcala-San Martín Texmelucan toll road.  In addition, and as a result of the Tlaxcala-San Martín Texmelucan Assignment Agreement, PAPSA paid to AUCAL Ps.1.0 billion plus VAT.  The Mexican Federal Government has recognized (i) Ps.400.0 million as equity investment under the Armería-Manzanillo Toll Road Concession; (ii) Ps. 250.0 million as equity investment under the Pirámides-Ecatepec-Peñón Toll Road Concession; and (iii) the remaining Ps. 350.0 million as equity investment under the Tlaxcala-San Martín Texmelucan Toll Road Concession.

•                  Toll Rates.  We are entitled to collect the authorized toll rates established in the Tlaxcala-San Martín Texmelucan Toll Road Concession, which may be adjusted biannually in accordance with the INPC in effect at such time.  In the event that the INPC increases by 5% or more from the last adjustment, we have the right to correspondingly adjust the toll rate to compensate for inflation.  We may adjust the toll rates in certain extraordinary events.  In addition, we are entitled to apply discounts on the authorized toll rates and to establish different toll rates depending on the time of day, time of year and type of vehicle, as long as such toll rates do not exceed the authorized toll rates.

•                  Minimum Capital Stock Requirements.  PAPSA is required to maintain a fixed minimum capital of Ps.20.0 million.  The outstanding capital stock of PAPSA as of December 31, 2011 was Ps.579.9 million.

•                  Release of Rights of Way.  The Release of the Rights of Way was already obtained when AUCAL assigned to PAPSA the Tlaxcala-San Martín Texmelucan Toll Road Concession.

•                  Operation and Maintenance Requirements.  We are entitled to maintain and operate the Tlaxcala-San Martín Texmelucan toll road in accordance with the Tlaxcala-San Martín Texmelucan Toll Road Concession and applicable laws and we will continue to provide open access along the road to permit free transit for local residents.  We are required to maintain a performance bond to guarantee the compliance of our obligations under the concession.  As of December 31, 2011, such performance bond amounted to Ps.6.9 million.

•                  Concession Revenues and Investment Return.  We are entitled to receive revenues from toll road collections during the remaining term of this concession in an amount equal to the total equity invested plus a Real Annual Rate of Return of 10.5%.  As of September 30, 2010 the Mexican Federal Government recognized an equity investment under this concession in an amount equal to Ps.856.0 million.  The Mexican Federal Government has recognized that in order to recover the total equity invested we are entitled to request an extension for up to an additional 30 years.  All toll road collections under the Tlaxcala-San Martín Texmelucan Toll Road Concession are managed through the Tlaxcala-San Martín Texmelucan Trust.

•                  Repossession (rescate).  In the event that the Mexican Federal Government repossesses the Tlaxcala-San Martín Texmelucan Toll Road Concession, we will be entitled to receive compensation from the Mexican Federal Government pursuant to applicable law.

•                  Revocation.  The Tlaxcala-San Martín Texmelucan Toll Road Concession may be revoked in favor of the Mexican Federal Government in the event that PAPSA breaches the terms of the concession, including, for example, if PAPSA does not timely pay in full the total amount of the annual consideration to the Mexican Federal Government, or does not adequately operate and preserve the toll road pursuant to the terms of the concession.  PAPSA is not entitled to receive any compensation as a result of the revocation of the concession.

•                  Termination.  The Tlaxcala-San Martín Texmelucan Toll Road Concession will terminate automatically upon, among other events, the expiration of its term or the mutual agreement of PAPSA and the Mexican Federal Government.  PAPSA is not entitled to receive any compensation as a result of the early termination of the concession.

•                  Competing Projects.  The Tlaxcala-San Martín Texmelucan Toll Road Concession establishes that the Mexican Federal Government may not grant similar concessions that could compete with the Tlaxcala-San Martín Texmelucan Toll Road Concession.  If the Mexican Federal Government fails to comply with such obligation, we are entitled to receive compensation pursuant to applicable law.

Our Port Terminal Concession

In addition to our Toll Road Concessions, we hold a concession for the construction, maintenance and operation of a container port terminal located in Tamaulipas, Mexico.  This concession is regulated by the Mexican Federal Government and other entities such as API.  Typically, port concessions are structured in such a way that the concessionaire may recover its investment by retaining the right to charge quotas or fees for a period of time established in the related concession agreements.

Altamira Port Terminal

On September 22, 1994, the Mexican Federal Government, through the SCT, granted API a concession to (i) operate the multiple uses terminal of the Altamira Port in Tamaulipas; (ii) construct marine terminals and installations; and (iii) render port/maritime services (the “Altamira Port Terminal Concession”).  On April 19, 1996, as a result of Triturados Basálticos y Derivados, S.A. de C.V. (“TBD”) being selected the winner of a public international bidding (concurso público internacional), API, IPM, TBD and Grupo Tribasa, S.A. de C.V. executed the Altamira Port Terminal Assignment Agreement, under which API assigned its rights and obligations under the Altamira Port Terminal Concession to our subsidiary IPM.  The Altamira Port Terminal Concession expires on April 19, 2016, but may be extended for up to an additional period of 20 years, as long as we are in compliance with the conditions set forth in the Altamira Port Terminal Assignment Agreement, the Altamira Port Terminal Concession, and if such extension is requested within the last fifth part of the original term but not later than one year prior to the expiration date of the concession.  See “—Mexican Infrastructure Concessions and Regulation—Description of the Legal Regime Applicable to the Altamira Port.” The following map shows the location of the Altamira Port:

Source: Pinfra.

The Altamira Port Terminal has a surface area of approximately 269,470m2, including buildings and facilities, and 600 meters of water front.  The total terrestrial area of the terminal is 248,470m2 from which we have:

•                  an approximately 236,170 m2 container storage yard and general loading zone for 144 refrigerated containers and 5,344m2 for warehouse consolidation and offices;

•                  an approximately 600m2 long, 20.5m2 of wide and 12 meters deep public dock; and

•                  an approximately 21,200m2, 600 meters long and 35 meters wide front water zone.

Set forth below is a description of the main terms and conditions of the Altamira Port Terminal Concession:

•                  Consideration.  IPM is required to pay API a variable fee based on the number of containers that enter and exit our container port terminal, as a consideration for the assignment of the concession.  Additionally, IPM must transfer to API any dockage fees (muellaje) that IPM may charge.  Such transfer must occur on the business day following of the receipt of the related fees in order for IPM to avoid incurring penalty interest.  IPM must also transfer to SHCP the fees (aprovechamientos) derived from the storage and custody of foreign trade merchandise.

•                  Service Rates.  We are entitled to establish the rates for the loading and unloading of shipments, deposits and delivery of the cargo and containers IPM renders under the Altamira Port Terminal Assignment Agreement.  These rates must be registered with the SCT and API at least three business days prior to the date on which such rates are to become effective.

•                  Minimum Capital Stock Requirements.  IPM is required to maintain a fixed minimum of Ps.30.0 million in equity throughout the life of the project.  The outstanding capital stock of IPM as of December 31, 2011 was Ps.667.3 million.

•                  Operation and Maintenance Requirements.  We are required to operate the container port terminal in accordance with the Altamira Port Terminal Assignment Agreement and applicable laws.

•                  Repossession (rescate).  In the event the Mexican Federal Government repossesses the Altamira Port Terminal Concession, we will not be entitled to receive compensation from API nor the Mexican Federal Government.

•                  Revocation.  The Altamira Port Terminal Concession may be revoked in favor of API in the event that IPM breaches the terms of the Altamira Port Terminal Assignment Agreement, including, if IPM does not timely pay in full the total amount of the consideration to API and SHCP, or does not adequately operate and preserve the container port terminal pursuant to the terms of the Altamira Port Terminal Assignment Agreement.  IPM is not entitled to receive any compensation as a result of the revocation of the Altamira Port Terminal Assignment Agreement.

•                  Termination.  The Altamira Port Terminal Assignment Agreement will terminate automatically upon the expiration of its term or the mutual agreement of IPM and API.  In the event that the early termination is not due to causes attributable to IPM, we could be entitled to receive compensation for damages.  In addition, upon early termination of the Altamira Port Terminal Assignment Agreement, all machinery and equipment used in the Altamira Port Terminal must be leased on an arm’s length basis to the new operator of the container port terminal for a mandatory one-year term.

The following table sets forth average volume in respect of the Altamira Port Terminal Concession for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average volume of:
Steel (Tons)	503,028	531,224	225,020	87,682	316,408	707,333
Containers (number of TEU’s)	166,930	137,189	125,913	134,772	130,935	106,892
General Cargo (Tons)	23,569	43,777	62,710	103,408	159,772	206,917
Chassis (number of units)	1,420	1,124	0	0	0	0
Cars (number of units)	0	1,504	3,085	2,003	10,433	42,803

The following table sets forth average fees in respect of the Altamira Port Terminal Concession for the periods indicated:

	For the year ended December 31,
	2011	2010	2009	2008	2007	2006
Average fees in Ps. for :
Containers (per TEU’s)	2,448	2,688	2,661	2,597	2,350	2,440
Cars / Chassis (per units)	1,006	1,141	621	2,230	1,770	204
General Cargo (per tons)	356	324	251	188	183	123
Steel (per tons)	64	68	70	69	61	60

Our Other Infrastructure Operations

In addition to operating our 12 Toll Road Concessions and the Morelos Stretch, Opervite also operates two toll bridges, “El Prieto” and “José López Portillo,” each of which are located in the State of Veracruz.

The El Prieto bridge is a 0.54 km bridge located on the Villa Cuauhtémoc-Valles-Tampico toll road over the Pánuco River in Pánuco and Río Viejo, Veracruz.  The bridge was concessioned by the Government of the State of Veracruz to Operación y Logística Carretera, S.A. de C.V., an unrelated company.  The El Prieto bridge is operated by Opervite pursuant to a service agreement (Contrato de Prestación de Servicios) dated September 29, 2008, between Operación y Logística Carretera, S.A. de C.V. and Opervite.  Under this agreement, Opervite renders operation and minor maintenance services on the El Prieto bridge, as well as the operation of another bridge to be constructed pursuant to the terms of the concession.  Opervite receives monthly consideration for the services rendered equal to Ps.50,000 plus VAT, adjusted annually pursuant to the fluctuations in the INPC.

The José López Portillo bridge is a 0.59 km bridge located on the Poza Rica-Tampico toll road over the Pantepec River, in Temapache, Veracruz.  The Government of the State of Veracruz granted Consorcio de Carreteras del Golfo, S.A. de C.V., an unrelated company, the right to operate the bridge, and pursuant to a service agreement (Contrato de Prestación de Servicios) dated January 28, 2010, between Consorcio de Carreteras del Golfo, S.A. de C.V. and Opervite, the operation of the José López Portillo bridge is currently carried out by Opervite.  Under this agreement, Opervite renders operation and minor maintenance services on the José López Portillo bridge.  Opervite receives annual consideration for the services rendered equal to (i) Ps.5.5 million plus VAT; and (ii) Ps.1.4 million plus VAT, which amount shall be adjusted depending on the volume of operations conducted.

2.                                      Materials for Sale

Through our subsidiary Grupo Corporativo Interestatal, S.A. de C.V. (“GCI”), we own and operate one of the largest asphalt producers and suppliers in the greater Mexico City metropolitan.  We manufacture various products including asphalt mix and its aggregates (crushed basalt), out of our Altipac quarry and facility (the “Altipac Plant”).  The Altipac Plant is located on the Mexico City-Puebla Federal toll road in the town of Ixtapaluca and has produced over ten million tons of asphalt mix since 1994.  Its 152 hectares have proven reserves of 61 million tons of crushed basalt which are expected to last for the next 60 years, making it the only quarry in the greater Mexico City area with such a level of productivity and reserves.

In addition, through our subsidiary Tribasa Construcciones, S.A. de C.V. (“TC”), we manufacture central barriers for toll roads and other prefabricated concrete products and through our subsidiary Mexicana de Cales, S.A. de C.V. (“MC”), we manufacture calcareous products used in urbanization and road construction.

Our main clients include several governmental related entities including the SCT, Mexico City’s International Airport, CAPUFE, and Comisión de Vialidad y Transporte Urbano del Distrito Federal, as well as private companies such as Ingenieros Civiles Asociados, S.A.B. de C.V., and OHL México, S.A.B. de C.V. (“OHL”). With the exception of AC-20 (a type of asphalt cement that is derived from oil), the principal raw materials used for our materials for sale business are mostly produced from the Altipac Plant and are not subject to any significant price volatility.

For the years ended December 31, 2011 and 2010, we had consolidated revenues from the materials for sale business in an amount of Ps.491.4 million and Ps.499.1 million, which represented 11.5% and 12.9% of our consolidated revenues respectively.

3.                                      Construction

For the years ended December 31, 2011 and 2010, we had consolidated revenues from our construction services in an amount of Ps.220.4 million and Ps.257.1 million respectively, which represents 5.1% and 6.6% of our respective consolidated revenues during such periods.  The principal raw materials we require for our construction business are cement, construction aggregates and steel. Although steel prices are subject to price volatility, steel prices do not represent a significant amount of costs for construction business. Our recent projects include the paving of 20 km of a highway in the State of Mexico (Circuito Exterior Mexiquense), the paving of 18 km of a highway in Mexico City (Viaducto Bicentenario Lomas Verdes-Satélite and Valle Dorado-Tepalcapa), maintenance services in the Circuito Carretera Hueypoxtla, the paving of the Teoloyucan highway, and maintenance services and pavement of the Valle de Chalco highway, among others.

4.                                      Intellectual Property

We currently hold five trademarks registered, in different classes, with the Instituto Mexicano de la Propiedad Industrial for the names and logos of “VIA PASS”, “TRIBASA”, “GIMSA”, “CIESA” and “PINFRA”.

The “VIA PASS” trademark is registered under classes 36 and 42, which classes are for financial services and software programs, respectively, and is licensed by our subsidiary, Equivent, to Cobro Electrónico de Peaje, S.A. de C.V., another of our subsidiaries.  Cobro Electrónico de Peaje, S.A. de C.V. uses the trademark in connection with no-stop toll collection lanes on the México-Toluca toll road.  Additionally, another of our subsidiaries, Opervite, licensed the “VIA PASS” trademark to Cobro Electrónico de Peaje, S.A. de C.V. in the Amería - Manzanillo, Ecatepec - Pirámides and Peñón - Texcoco toll roads.

The “TRIBASA”, “GIMSA” and “CIESA” trademarks are registered under class 37, which is for construction and general third party services, respectively. Currently, we do not have any license agreements for these trademarks.

The “PINFRA” trademark is registered under classes 37 and 45, which classes are for construction and general third party services, respectively. Currently, we do not have any license agreements for this trademark.

Our trademark licenses are current and we expect to renew them prior to their expiration in accordance with applicable laws. In Mexico, trademark registrations can generally be renewed indefinitely every ten years as long as they are being used. To our knowledge, there are no disputes regarding the ownership of our trademarks. We have no patents for our business activities.

5.                                      Regulatory Framework

Mexican Infrastructure Concessions and Regulations

To promote the development of Mexico’s infrastructure without burdening the public sector’s resources and to stimulate private-sector investment in the Mexican economy, since 1985 the Mexican Government has actively pursued a policy of granting concessions to private parties for the construction, maintenance and operation of infrastructure projects such as highways, bridges, tunnels and airports.  These concessions are licenses of specified duration, granted by federal, state or municipal governments to finance, build, operate, exploit and maintain infrastructure facilities and public means of communication or transportation.  In most cases, these concessions are awarded to private parties by means of a public bid.  However, in some states, local legislation enables state authority to directly award concessions.  The location and the nature of a project determine whether such project will be subject to federal or state jurisdiction.  The jurisdiction of the project determines the corresponding authority which grants the concession, as well as the applicable legislation which regulates the process for granting the concession.  For more information on the environmental framework applicable to concessions in Mexico see “—Mexican Environmental Regulations” below.

The SCT is the federal governmental agency responsible for the planning and supervision of communications and transportation infrastructure in Mexico.  CAPUFE is a governmental authority that currently operates and maintains a substantial portion of the toll roads owned by the Mexican Federal Government, with approximately 900 km under their administration in 2010.  The remainder of the toll road system is operated by private entities and regional governmental entities.

In Mexico, the roads privatization process undertaken by the administration of the Mexican President Carlos Salinas de Gortari between 1990 and 1994, created a 50-year private sector road concession regime involving approximately 5,000 km of the network of federal roads out of the 224.2 thousand km that were part of the network of federal roads in 1985.  The Mexican Federal Government, State Governments and private sector entities were involved in the privatization process.

While the Mexican Federal Government had expectations of high traffic growth during the privatization process, vehicle traffic in roads under concession during the early 1990’s was considerably lower than expected, in part as a result of the high tolls that were charged to motorists, which decreased demand for toll roads.  In addition, during the same time period, concessionaires faced unexpected cost increases in connection with the construction of certain of these roads, which resulted in delays and defaults in their operation and maintenance obligations.  As a result, concessionaires were not capable of meeting their financial obligations, and incurred losses in an amount of Ps.6.0 billion.  The Mexican Federal Government recognized indebtedness for an amount of more than Ps.25.0 billion.  Considering the imminent suspension of payments of some of the concession companies and the lack of financial resources to continue the operation and maintenance of the roads, the Mexican Federal Government instituted the Road Rescue Program (Programa de Rescate Carretero) and on August 27, 1997, announced the repossession or rescue (rescate) of 23 out of the 52 roads under concession.  As a result of the Road Rescue Program, the Mexican Federal Government rescinded concessions and assumed the operation and control of such roads.  Bank indebtedness and the indemnity payments made by the Mexican Federal Government in connection with the rescue of the roads amounted to Ps.58,123 million.

In order to continue the development of infrastructure projects, the Mexican Federal Government, through BANOBRAS, a Mexican state-owned development bank, created Mexico’s Infrastructure Fund (FINRA) and the FARAC, in order to enhance and promote the development of infrastructure projects.  Among others, one of the objectives of these entities was to promote new schemes to extend road infrastructure by promoting the construction and exploitation of toll roads through concessions.  The schemes proposed by the Mexican Federal Government considered the following alternatives:  private sector concessions, road securitizations, the public debt financing of the related project and the issuance of long-term bonds.

The road concession regime contemplated the operation of relevant roads by consortiums formed by the Mexican Federal Government, operating companies and private sector investors that guaranteed the long-term profitability of the roads.  Through the road concession regime, the Mexican Federal Government granted concessions for the construction, operation, exploitation and conservation of the roads to the private sector for a term of 20 to 30 years.  The consortium would contribute the financial resources and the equity required to construct the toll roads, which in some cases included government funding.  Contributions by the Mexican Federal Government were intended to ensure the viability of the projects and attract the participation of more capital and long-term debt.

As a result of budgetary limits and financial requirements estimated at Ps.72,000 million as of 2003, the Mexican Federal Government and certain State Governments decided to enhance concession projects by including consortium schemes that required the concessionaire to assume the equity investment requirements, operation costs, repayment of the financial debt incurred in connection with the project with the cash flows generated from the operation of the toll road, and, more recently in the case of State Government concessions, the inclusion of provisions that guarantee a rate of return to the concessionaire through extensions of the term of the concession.

In addition to the traditional concession model for toll roads, the Mexican Federal Government created the public/private partnership scheme to allow for private investment in toll-free roads.  This scheme contemplated the granting of 20 to 30 year concessions for (i) the operation, preservation, maintenance, upgrade and expansion of roads and (ii) the exclusive right to execute long-term service contracts with the Mexican Federal Government.  Under this scheme, the concessionaire would be entitled to receive an integrated payment during the term of the concession, composed of a fixed payment for highway availability and a shadow toll rate based on traffic volume.

On July 2007, the Mexican Federal Government launched the 2007-2012 Infrastructure Program of the Mexican Federal Government, which established the objectives, goals and actions that will be promoted by the Mexican Federal Government to increase coverage, quality and competitiveness in the infrastructure sector.  The program estimated an investment of approximately U.S.$22 billion for the modernization and expansion of the roads network, from which 42% was expected to come from the private sector.

Concerned by the effect that the global financial crisis had on the availability of credit for infrastructure projects, in February 2008 the Mexican Federal Government, through BANOBRAS, created the Infrastructure Fund, or FONADIN.  FONADIN was created with the resources and assets of the FARAC and FINFRA, which amounted to Ps.40,000 million.  The main purpose of FONADIN is to provide subordinated debt, guarantee certain project risks and, in some cases, provide equity, all in respect of infrastructure projects.  The SCT is entitled, in coordination with BANOBRAS, to grant concessions to construct, operate, maintain, preserve and exploit roads that form part of the FONADIN.

In addition, BANOBRAS has broadened its scope of activities by participating with private banks in the financing of infrastructure projects such as toll roads and water treatment plants.  We believe that the financial support from BANOBRAS and FONADIN will further enhance the continuous growth of infrastructure projects at the federal and state levels, and, to a certain extent, supplement financing that is available from commercial banks and, in certain circumstances, provide the conditions that enable commercial banks to participate in infrastructure projects (such as liquidity lines, subordinated loans and guarantees).

Programs established by the Mexican Federal Government such as the 2007-2012 Infrastructure Program and FONADIN have had great impact in development plans implemented by states in Mexico, which constitute the framework with respect to infrastructure policy in each state.  These plans, which include the 2005-2011 Development Plan for the State of Mexico (Plan de Desarrollo del Estado de México 2005-2011), the 2008-2012 State Development Plan for Michoacán (Plan Estatal de Desarrollo de Michoacán 2008-2012) and the 2005-2011 Development Plan for the State of Puebla (Plan Estatal de Desarrollo de Puebla 2005-2011), consider as a main objective the strengthening of each state’s strategic infrastructure by consolidating, expanding and modernizing the states’ toll roads, and using state of the art technology for the planning, construction and operation of such toll roads, and consequently promoting economic and social development for the states.

Mexican Environmental Regulations

Our Mexican operations are subject, among other environmental regulations, to Mexico’s Ley General del Equilibrio Ecológico y Protección al Ambiente y sus Reglamentos (General Law of Ecological Equilibrium and Environmental Protection (the “LGEEPA”) and its Regulations), Ley General para la Prevención y Gestión Integral de los Residuos y su Reglamento (General Law for the Prevention and Integral Management of Wastes (the “Law on Waste”) and its Regulations), Ley General de Desarrollo Forestal Sustentable y su Reglamento (General Law of Sustainable Forestry Development (the “Law on Forestry”) and its Regulations), Ley General de Vida Silvestre y su Reglamento (General Law of Wild Life and its Regulations), Ley de Aguas Nacionales y su Reglamento (National Waters Law (the “Water Law”) and its Regulations), Ley General de Bienes Nacionales y sus Reglamentos (General Law of National Assets and its Regulations) Reglamento para el Transporte Terrestre de Materiales y Residuos Peligrosos (Regulations for the Terrestrial Transport of Hazardous Materials and Wastes), Reglamento para la Protección del Ambiente contra la Contaminación Originada por la Emisión de Ruido (Regulations for the Environmental Protection against Noise Pollution), several Normas Oficiales Mexicanas or NOMs (“Mexican Official Standards”) related with our operations and numerous state and municipal environmental laws and regulations where our projects and/or facilities are or could be installed (collectively, the “Environmental Laws”).

LGEEPA generally sets forth the legal framework applicable to the environmental impact procedure as well as the release of contaminants to the air. Additionally, the Law on Waste regulates the generation and handling of hazardous wastes and materials as well as the release of contaminants into the soil.

LGEEPA’s Reglamento en Materia de Evaluación del Impacto Ambiental (Regulation on Environmental Impact Assessment), regulates the environmental impact assessment procedure which is the process through which Mexico’s Secretaría de Medio Ambiente y Recursos Naturales (Ministry of the Environment and Natural Resources, “SEMARNAT”) authorizes, conditions or rejects the impact to the environment that a given project may generate. Any variations or modifications to the original project must be done pursuant to applicable environmental regulations, which in certain cases require previous authorization from SEMARNAT or the corresponding environmental authority.

Our projects affect certain protected natural areas governed either by SEMARNAT or local environmental authorities and also require the removal of vegetation and trees. As a consequence, the corresponding environmental impact authorization requires that compliance with specific and additional conditions shall be observed during the construction and operation of our projects.

Given that certain projects require the change of forestry land use, the Law on Forestry and its Regulations apply to these projects. The Law on Forestry and its Regulations, provide that prior to performing any activities in a property designated to have forestry land use, an environmental impact authorization to change forestry land use shall be obtained from SEMARNAT, which is subject to the compliance of specific terms and conditions.

Entities that wish to occupy a certain federal zone or to build any construction under or over such federal zone must obtain an authorization to do so from Mexico’s National Water Commission (“CNA”). The Water Law also sets forth the legal framework applicable to the discharge of waste water into federal water recipient bodies. Some of our projects require concessions issued by CNA given the use and building of certain constructions in federal zones governed by the CNA and the discharge of waste water into federal water recipient bodies. Concessions issued by CNA are subject to compliance with specific terms and conditions and to the payment of federal duties. The payment of duties needs to be duly and timely made in accordance with the Ley Federal de Derechos or Federal Duties Law; failure to do so may result in the imposition of penalty interest and inflationary adjustments on top of past due payments.  As a consequence of the construction and operation of our projects, certain hazardous wastes are generated, which generation, handling, transportation, storage and final disposal, among others, are governed by the Law on Waste, which sets forth a variety of relevant obligations.

Most of the environmental concessions, authorizations and permits issued for our projects are in force for a specific period of time which can be extended subject to the corresponding environmental authority approval. For such purposes, the authority considers, among others, the level of compliance with the terms and conditions provided under the concession, authorization and or permit in question.

Furthermore, the conditions and terms included in the concessions also impose on us certain environmental obligations. As a general rule in the concessions, the party obligated to comply with terms and conditions on environmental matters is the SCT. However, there may be concessions where the operator will be obligated to comply with all the environmental obligations or other cases where both the SCT and the operator will be jointly responsible for the compliance of such environmental obligations, conditions and terms.

Among the state and municipal authorities that regulate the enforcement of the environmental laws in each of their jurisdictions, the federal environmental authority in charge of regulating the compliance of the referred rules is SEMARNAT, who oversees the compliance and enforcement of such obligations by means of the federal agency denominated Procuraduría Federal de Protección al Ambiente (Attorney’s General Office for the Protection of the Environment).

Non-compliance with the applicable environmental laws, regulations and Mexican Official Standards may result in the imposition of administrative fines or sanctions, revocations of authorizations, concessions, licenses, permits or registries; administrative arrests; seizure of contaminating equipment; in certain cases, temporary or permanent closure of facilities; and even imprisonment, when environmental violations are classified as criminal offenses.

We believe that we have all material concessions, permits and authorizations for the facilities and projects that we operate, which are in substantial compliance with applicable environmental laws, regulations, standards, agency agreements, as well as with the conditions and terms set forth in the corresponding concessions. However, we are in the process of obtaining an extension of the environmental impact authorization for the construction of the Tlaxcala-Xoxtla Toll Road Concession, and with respect to the Ecatepec-Peñón Stretch we are in the process of obtaining the Release of Rights of Way and the environmental impact authorization required for its construction.

We currently have no knowledge of any material legal or administrative proceedings pending against us with respect to any environmental matters. Changes in the Mexican environmental laws, regulations and/or standards to which we may be subject or which may affect our operations could require us to make additional investments to remain in compliance with such environmental laws, regulations and/or standards. Any such event could have an adverse effect on our financial condition and results of operations.

Mexican Labor Regulations

The Mexican Constitution (Constitución Política de los Estados Unidos Mexicanos) provides minimum labor rights for all Mexican workers, including, among others, a maximum number of working hours during a working day depending on the corresponding shift, a minimum wage, the right to end-of-year bonus (aguinaldo), the right to paid vacation and a vacation bonus (prima vacacional) and the right to receive compensation in the event of unjustified dismissal.  The Federal Labor Law (Ley Federal del Trabajo) regulates such rights and the legal proceedings regarding individual and collective work disputes in detail.  All workers are entitled to receive social security services from the Instituto Mexicano del Seguro Social or IMSS (Mexican Social Security Institute), and to receive preferential credit for the acquisition of homes from the Instituto del Fondo Nacional para la Vivienda de los Trabajadores or INFONAVIT (National Institute of the Workers Housing Fund).  Retirement savings are also mandatory and are regulated by the Comisión Nacional del Sistema de Ahorro para el Retiro or CONSAR (National Commission for the Retirement

Saving System).  The cost for the implementation of the foregoing programs is generally shared between the employer, the employee and the Mexican Federal Government.

All employees have the right to be part of and participate in labor unions.  Labor unions are organized to improve the rights and conditions of their members at their respective places of employment.  These rights and conditions are established in collective bargaining agreements registered with the corresponding local or federal labor authority.  The Federal Labor Law also sets forth the rights of workers to declare a strike, in the event that they believe their rights are breached by their employers.

As of December 31, 2011, approximately 56.0% of our employees were members of the following unions: (i) CTM Sindicato de Trabajadores de la Industria del Cemento, Cal, Asbesto, Yeso, Envases y sus Productos Similares y Conexos de la República Mexicana; (ii) CTC Sindicato Mexicano de Trabajadores de la construcción con maquinaria, similares y conexos de la República Mexicana; (iii) CTM Sindicato Nacional de Trabajadores de la Actividad Comercial y sus derivados, Agentes de Comercio, Vendedores Viajeros, Propagandistas e Impulsores de Ventas de la República Mexicana; (iv) CTM Sindicato de trabajadores de la construcción, similares y conexos de la República Mexicana; (v) Sindicato Progresista de Trabajadores de la Industria Portuaria Mexicana; and (vi) CTC Sindicato Mexicano de Trabajadores de la construcción con maquinaria, similares y conexos de la República Mexicana.  Historically, our relationship with these unions has been cordial and respectful despite our differing interests.  Every two years, we renegotiate the terms of our collective bargaining agreement (contrato colectivo) with these unions, while wages are reviewed on an annual basis.

C.                                    Organizational Structure.

Significant subsidiaries in the concessions business:

Name	Ownership %	Country of incorporation	Activity
Grupo Concesionario de México S.A. de C.V.	100%	Mexico	Holding company.

Promotora y Administradora de Carreteras, S.A. de C.V.	100%	Mexico	Construction and maintenance of toll roads.

Promotora de Autopistas del Pacífico, S.A. de C.V.	100%	Mexico	Construction and maintenance of toll roads.

Concesionaria Pac, S.A. de C.V.	100%	Mexico	Construction and maintenance of toll roads.

Autopista Tenenago-Ixtapan de la Sal, S.A. de C.V.	100%	Mexico	Construction and maintenance of toll roads.

Concesionaria Monarca, S.A. de C.V.	100%	Mexico	Construction and maintenance of toll roads.

Infraestructura Portuaria Mexicana, S.A. de C.V.	100%	Mexico	Construction and maintenance of toll roads.

Concesionaria Zonalta, S.A. de C.V.	100%	Mexico	Construction and maintenance of toll roads.

Significant subsidiaries in the materials for sale business:

Name	Ownership %	Country of incorporation	Activity
Tribasa Sector Materiales e Insumos de la Construcción S.A. de C.V.	100%	Mexico	Holding company.

Grupo Corporativo Interestatal, S.A. de C.V.	100%	Mexico	Production of asphalt mix.

Tribasa Construcciones, S.A. de C.V.	100%	Mexico	General construction.

Significant subsidiaries in the construction for concessions and construction for engineering works businesses:

Name	Ownership %	Country of incorporation	Corporate purpose / Activity
Pinfra Sector Construcción S.A. de C.V.	100%	Mexico	Holding company.

Experconstructores Zacatecana, S.A. de C.V. (formerly Triturados Basálticos y Derivados, S.A.	100%	Mexico	Holding company.

Name	Ownership %	Country of incorporation	Corporate purpose / Activity
de C.V.)

Adepay, S.A. de C.V.	100%	Mexico	Holding company.

Equivent, S.A. de C.V.	100%	Mexico	General construction.

D.                                    Property, Plants and Equipment.

Our concessionaires do not own most of the assets used in the course of their businesses.  Generally, pursuant to the terms of our concessions, we have permissions to use the facilities and assets that are transferred to our concessions, such as the toll plazas, monitoring posts, and the company headquarters.  See “—Regulatory Framework” above.

We own a quarry called the Altipac Plant, which is located on the Mexico City-Puebla Federal Toll Road in the town of Ixtapaluca and has capacity to produce approximately 5,200 m3 per day and has produced over ten million tons of asphalt mix since 1994.

Pinfra owns miscellaneous equipment including cars and trucks that provide security and other equipment such as tractors and forklifts, among other machinery, used in connection with the operation of our concessions and the Altipac Plant.

IPM plans to increase its capacity and service with the purchase of one more ship to shore crane as well as four new RTG cranes.  These cranes will probably be purchased in 2012 in order to be delivered in 2014 when we believe Post-Panamax ships will be servicing the Altamira port more frequently.  The estimated investment will be around U.S.$14 million, however related negotiations have not commenced and, as such, we are unable to provide information related to the actual cost, financing or completion dates.

GCI will need to invest in modernizing its asphalt plant over the next year in order to optimize production as well as lower cost per ton.  Although negotiations have not started we estimate to invest approximately U.S.$4 million.  We do not know delivery dates nor have we defined payment or financing terms.  The current plant at GCI could be moved to another location in connection with a different operation.

Our Concessions

The following table sets forth key data of the concessions we owned as of December 31, 2011:

Concession	Year granted	Initiated operations	Expiration	Location	Road Length (km)	ADTV	Percentage owned by us		Concession revenues as a % of total revenues for the year ended December 31, 2010	Concession revenues as a % of total revenues for the year ended December 31, 2011	Status

Securitized Toll Road Concessions:
1. México-Toluca	1989	1990	2030	Mexico City/ State of Mexico	19.0	55,745	100%		26.1%	27.8%	Operational
2. Peñón-Texcoco	1993	1994	2045	State of Mexico	15.6	31,771	100%		9.1%	8.6%	Operational
3. Tenango-Ixtapan de la Sal	1994	1995	2036	State of Mexico	40.1	5,766	100%		3.2%	3.1%	Operational
4. Atlixco-Jantetelco(1)			2036	Puebla	48.6	3,554	100%		3.4%	3.5%	Operational
Atlixco-San Bartolo Cohuecán Stretch	1995	2003
Cohuecán-Acteopan Stretch	2008	2008
5. Santa Ana-Altar	2006(2)	2006	2035	Sonora	73.0	4,151	100%		3.1%	2.9%	Operational

Non-securitized Toll Road Concessions:
6. Pirámides-Ecatepec-Peñón(3)			2051(4)	State of Mexico	39.7	27,976	100%		9.2%	8.9%
Pirámides-Ecatepec Stretch	1991	1991									Operational
Ecatepec-Peñón Stretch	2009	—									Construction
7. Armería-Manzanillo	1990	1991	2050(5)	Colima	47.0	5,735	100%		8.5%	8.4%	Operational
8. Zitácuaro-Lengua de Vaca	2007	2007	2037	Michoacán	11.8	3,463	100%		0.8%	0.8%	Operational
9. Morelia-Aeropuerto	2007	2008	2037	Michoacán	22.6	2,382	50	%(6)	0.5%	0.5%	Operational
10. San Luis Río Colorado-	2008	2009	2038	Sonora	48.2	496	100%		0.4%	0.4%	Operational

Concession	Year granted	Initiated operations	Expiration	Location	Road Length (km)	ADTV	Percentage owned by us	Concession revenues as a % of total revenues for the year ended December 31, 2010		Concession revenues as a % of total revenues for the year ended December 31, 2011		Status
Estación Doctor
11. Tlaxcala-Xoxtla	2008	—	—(7)	Tlaxcala/Puebla	16.0	—	100%	—		—		Construction
12. Tlaxcala-San Martín Texmelucan	1990(8)	2010	2041	Tlaxcala	25.5	6,371	100%	0.4	%(9)	3.0	%(9)	Operational

Other Concessions:
13. Altamira Port Terminal	1994(10)	1996	2016	Tamaulipas	—	—	100%	12.0%		11.2%		Operational

(1) This concession was originally granted for the Atlixco-San Bartolo-Cohuecán Stretch and thereafter extended to include the Cohuecán-Acteopan Stretch.

(2) This concession was originally granted by the Mexican Federal Government to the State of Sonora.

(3) This concession was originally granted for the Pirámides-Ecatepec Stretch and thereafter extended to include the Ecatepec-Peñón Stretch.

(4) The original term of this concession will expire on January 24, 2021 and, if necessary, may be extended for up to an additional 30 year period to allow PAPSA to recover the total equity invested in (i) the Pirámides-Ecatepec Stretch; (ii) the construction of the Ecatepec- Peñón Stretch; the acquisition of the Tlaxcala-San Martín Texmelucan toll road; and (iv) any new investments that may be necessary pursuant to the Pirámides-Ecatepec- Peñón Toll Road Concession.

(5) The original term of this concession will expire on November 8, 2020 and, if necessary, may be extended for up to an additional 30 year period to allow PAPSA to recover the total equity invested in (i) improvements made on the Armería-Manzanillo Toll Road Concession.

(6)The results of operations of this concession are not consolidated within our consolidated results of operations because we own only 50% of Purépecha, the concessionaire under this concession. Our share of revenues from Purépecha is recorded in our annual audited consolidated financial statements using the equity method.

(7) The term of this concession is 30 years from the date in which the Tlaxcala-Xoxtla toll road initiates operations.

(8) The original concessionaire was AUCAL, who assigned this concession to PAPSA on November 19, 2010.

(9) Operations under this concession were initiated on November 23, 2010.

(10) The original concessionaire was API, who assigned this concession to IPM on April 19, 2006.

Item 4A.     Unresolved Staff Comments

None.

Item 5.        Operating and Financial Review and Prospects

A.            Operating Results.

The following discussion should be read in conjunction with our annual consolidated financial statements and the notes thereto, included in Item 18 in this annual report, and “Selected Financial Data,” included in Item 3 herein.  Our annual consolidated financial statements as of December 31, 2011, 2010, 2009, 2008, 2007 and 2006 have been prepared in accordance with Mexican FRS, which differ in certain significant respects from IFRS and U.S. GAAP.

1.                                      Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

Principal Factors Affecting Our Results of Operations

Traffic Volume and Toll Rates on our Toll Roads

The main driver of our revenues from our Toll Road Concessions is the number of vehicles travelling on our toll roads.  Traffic level, in turn, is driven by a number of factors, including the ability for vehicles to travel on alternative roads and the attractiveness of the areas where our toll roads are located, alternative methods of transport, such as air and rail transportation, security conditions, general economic conditions, reduction in commercial or industrial activities in the regions served by our toll roads and natural disasters affecting our toll roads.

Our revenues from our Toll Road Concessions are also driven by the toll rates that we charge.  The terms of our Toll Road Concessions establish that the maximum toll rate that we are able to charge on each of our toll roads, which is set by the relevant governmental entity.  We are entitled to apply discounts on the authorized toll rates and to establish different toll rates depending on the time of day, time of year and type of vehicle as long as such toll rates do not exceed the authorized toll rates.

Expansion of our business through the acquisition of new concessions and the pursuit of other opportunities

Among our key business strategies is the selective analysis and pursuit of new business opportunities.  As such, we expect to continuously expand our business through the acquisition of new toll road concessions, as we did in early 2012 through our participation in a joint venture which was awarded the concession for the Pátzcuaro-Uruapan-Lázaro Cárdenas toll road and Morelia and Uruapan stretch.  We expect that the acquisition of new concessions would generate increased cash flow and thus our results of operations will be affected to the extent that we expand our business through the acquisition of new concessions and the pursuit of other new business opportunities.  See “Item 4. Information on the Company —A. History and Development of the Company—History and Recent Developments.”

Levels of Commercial Activity at our Altamira Port Terminal

The revenues generated and costs incurred at our Altamira Port Terminal are directly and positively correlated to the level of commercial activity undertaken by transporters of goods which use our terminal to load and unload containers for distribution in Mexico and to international destinations.  Levels of commercial activity are, in turn, affected by local and international economic conditions.  For a description of risks related to decreases in Mexican and international economic activity, see Item 3. “Key Information—Risk Factors—Adverse economic and political conditions in Mexico may adversely affect our business, financial condition or results of operations” and “—Developments in other countries could adversely affect the Mexican economy, our business, financial condition or results of operations and the market value of our Shares.”

Our revenues from our Altamira Port Terminal are also driven by the rates that we charge for the loading and unloading of shipments, deposits and delivery of the cargo and containers, among other services we provide under the Altamira Port Terminal Assignment Agreement.  These rates must be registered with the SCT and API at least three business days prior to the date on which such rates are to become effective.

Impact of Inflation

Inflation does not significantly impact Pinfra’s operations, as toll rates are adjusted generally based on increases in inflation.  Additionally, although certain of the Company’s obligations stemming from its securitizations transactions are denominated in UDIs, which is indexed to inflation, they are secured by revenues from the related toll road, which as previously mentioned, are generally increased based on increases in inflation.

Impact of Foreign Currency Fluctuations

Our exposure to foreign currency fluctuations in generally only related to spare parts and machinery, which are normally priced in euros or U.S. dollars.  However, a portion of the revenues of IPM are denominated in U.S. dollars, as they are invoiced to foreign shipping lines.  The Company does not consider foreign currency risk to be significant to its operations.

Critical Accounting Policies

Critical accounting policies are defined as those policies that reflect significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies are limited to those described below with reference to the preparation of our financial statements under Mexican FRS.

In preparing our consolidated financial statements, management is required to make judgments, apply assumptions and form estimates regarding the carrying amounts of certain assets and liabilities, the recognition of revenues, or the disclosure of contingent assets and liabilities, for which information is not readily apparent.  Accordingly, we apply subjectivity and make objective judgments, using historical experience and other factors that are believed to be reasonable and relevant under the circumstances, as support to arrive at the related estimates recognized or disclosed in our consolidated financial statements.  Actual results in future periods could differ from those we have estimated.  If these differences are significant, our reported results of operations could be materially or adversely affected.

We believe that our most critical accounting policies regarding assets, liabilities, revenues or disclosures are as follows:

Percentage of completion accounting for revenues from construction for concessions and construction for engineering works businesses

Revenues from our long-term construction contracts for engineering works as well as construction work performed on our concessions are recognized using the percentage-of-completion method of accounting.  This method inherently involves the use of judgment and estimates, as revenues are recognized in an amount equal to the costs incurred in proportion to the total estimated costs of the project.  Accordingly, we must be diligent in understanding and determining the total costs of any construction project.  Our estimates for each project are determined based on the terms, conditions and specifications of each project.  Costs included in the total cost estimate generally include the initial amount established in the construction contract for labor and materials, including any subcontractor costs, depreciation of machinery specifically destined for use in the project, and other costs directly related to performance under the construction contract.  Estimates of these costs are based on historical experience, determined by our engineering experts.

We review the reasonableness of cost estimates on a monthly basis, taking into account increases in materials used in construction, inflation, fluctuations in exchange rates and fluctuations in unit prices of certain materials.  Any changes to the total costs expected to be incurred as a result of these factors or due to changes in project specifications, costs overruns or any unanticipated events, are considered in our cost models in the period in which the change occurred and the related revenue recognition percentage is modified.

These estimates may be affected by future events, for which reason our revenue recognition could be affected.  However, management considers that the estimates used at each reporting date are reasonable under the circumstances.

Amortization of our investment in concessions

Under Interpretation of Financial Information Standard (“INIF”) 17, Service Concession Contracts, we determined that our investments in concessions represent an intangible asset, as our concession contracts contemplate recovery of our investment via operation of the related concession assets, generally collection of tolls.  We calculate amortization of this intangible asset based on the estimated vehicle capacity of each toll road through the term of the concession.  In order to arrive at the estimated vehicle capacity, we project vehicle traffic over the life of the concession according to historical traffic studies or new traffic studies for areas that have not historically had consistent traffic patterns, provided by internal or external experts.  These estimates are reviewed on an as needed basis and any changes to the estimated vehicle capacity are incorporated into the amortization of the asset in the period in which such change in the estimate occurs.

Land held for mineral deposits, machinery and equipment

Land held for mineral deposits represents land reserves which contain the minerals and crushed basalt for our materials for sale business.  This land is valued at the lower of acquisition cost or net realizable value. Acquisition cost includes the effects of subsequent appraisals through 1996, as permitted by Mexican FRS. Net realizable value is determined based on estimates of amounts expected to be received when the mineral reserves are ultimately extracted.  Estimates of potential cubic meters of minerals to be extracted from proven reserves are determined based on analysis by either internal or external engineers with significant experience in the mining and extraction industry.  Mineral deposits extracted from the land are amortized to inventory at a value based on cubic meters extracted compared to proven reserves.

The most significant portion of our machinery and equipment relates to our construction business.  Depreciation of such machinery and equipment is calculated based on the units of output during the year with respect to the total estimated capacity of the assets during their useful lives, and is determined by analysis of management based on historical experience and production lives of similar machinery and equipment.

Impairment

We review the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sale price upon disposal.  Impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, as well as obsolescence, reduction in the demand for the products manufactured or the services rendered, competition and other legal and economic factors.  Impairment is recorded when the carrying amounts exceed the greater of the present value of future net cash flows and the net sale price upon disposal.

Other Critical Accounting Policies

We also use judgments in determining our allowance for doubtful accounts receivable and in creating a reserve for major maintenance provisions included in our construction contracts.  Our allowance for doubtful accounts receivable is created based on amounts that have not been recovered within five years.  Major maintenance requirements stem from our concession contracts, which require us to perform maintenance activities to maintain the toll roads in optimal operating condition.  Our reserves related to major maintenance are based on the estimated cost of the next scheduled maintenance of our concession assets, determined using studies prepared by independent experts, and analyzed by our management.  Assumptions used by such experts include historical maintenance expenditures, estimated usage of our toll roads and industry comparables.

For further detail of the main accounting policies and the methods used in the preparation of the financial statements, see Note 4 to our annual audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008 and Notes 2 and 3 to our annual unaudited consolidated financial statements for the years ended December 31, 2007 and 2006.

Recent Accounting Pronouncements

See Item 18. “Financial Statements— Note 4.a to our annual audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008” for additional information regarding recent accounting pronouncements and Note 5 to our annual unaudited consolidated financial statements for the years ended December 31, 2007 and 2006.

2.                                      Pinfra’s Results from Operations for the Years ended December 31, 2011 and December 31, 2010

Revenues

Our revenues increased 10.5% from Ps.3,881.5 million for the year ended December 31, 2010 to Ps.4,288.8 million for the year ended December 31, 2011, due to increased revenues from our concessions business and from our construction for concessions business.  The following table sets forth our revenues by business for the periods indicated.

	Year ended December 31,
	2011			2010
	(in thousands of Ps., except percentages)
	Revenues	% of Total Revenues	% Change from Prior Period	Revenues	% of Total Revenues
Concessions	3,434,174	80.1%	13.5%	3,026,697	78.0%
Toll Road Concessions
Securitized Toll Roads	1,970,653	45.9%	(2.5)%	2,021,236	52.1%
Non-Securitized Toll Roads(1)	982,179	22.9%	82.4%	538,449	13.9%
Altamira Port Terminal	481,343	11.2%	3.1%	467,012	12.0%
Materials for sale	491,426	11.5%	(1.5)%	499,119	12.9%
Construction for engineering works	220,392	5.1%	(14.3)%	257,110	6.6%
Construction for concessions	142,758	3.3%	44.8%	98,595	2.5%
Total	4,288,750	100.0%	10.5%	3,881,521	100.0%

(1)     Includes revenues generated by Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projected we do not own.

Revenues from Concessions

Our revenues from the concessions business increased 13.5% from Ps.3,026.7 million for the year ended December 31, 2010 to Ps.3,434.2 million for the year ended December 31, 2011, due to increases in our revenues from both our Toll Road Concessions and the Altamira Port Terminal Concession.  We generated Ps.2,952.8 million in revenues from our Toll Road Concessions and from the operations of our subsidiary Opervite for the year ended December 31, 2011, a 15.4% increase as compared to Ps.2,559.7 million for the year ended December 31, 2010.  This increase was principally due to (i) 14.1% higher average daily traffic on our Toll Road Concessions with at least one year of operations as of December 31, 2010, equal to approximately 141,039 vehicles on average per day on such toll roads and (ii) revenues of Ps.127.5 million for the year ended December 31, 2011 from the Tlaxcala — San Martín Texmelucan toll road, which we began operating in November 2010.  These increases in traffic, together with changes in tariffs, resulted in an increase of 19.0% in Average Daily Income from our Toll Road Concessions with at least one year of operations as of December 31, 2010, of approximately Ps.8.2 million in the year ended December 31, 2011, as compared to Ps.6.9 million for the year ended December 31, 2010.  We also benefited from higher revenues generated by the Altamira Port Terminal, primarily due to a 21.7% increase in the number of containers serviced at the terminal.  The following table sets forth our revenues from the concessions business for each of our concessions for the periods indicated.

	Year ended December 31,
	2011			2010
	(in thousands of Ps., except percentages)
	Revenues	% of Total Concession Revenues	% Change from Prior Period	Revenues	% of Total Concession Revenues
Toll Road Concessions
Securitized	1,970,653	57.4%	(2.5)%	2,021,236	66.8%
México-Toluca	1,192,150	34.7%	17.7%	1,012,851	33.5%
Peñón-Texcoco	370,795	10.8%	4.7%	354,284	11.7%
Tenango-Ixtapan de la Sal	133,949	3.9%	7.2%	125,006	4.1%
Atlixco-Jantetelco	149,064	4.3%	12.1%	133,024	4.4%
Santa Ana-Altar	124,695	3.6%	4.8%	118,959	3.9%
Pirámides-Ecatepec-Peñón(1)	—	—	N/A	145,915	4.8%
Armería-Manzanillo(1)	—	—	N/A	131,197	4.3%

Non-Securitized	982,179	28.6%	82.4%	538,449	17.8%
Pirámides-Ecatepec-Peñón(1)	382,692	11.1%	80.1%	212,473	7.0%
Armería-Manzanillo(1)	361,437	10.5%	81.7%	198,888	6.6%
Zitácuaro-Lengua de Vaca	33,051	1.0%	3.2%	32,012	1.2%
San Luis Río Colorado-Estación Doctor	16,945	0.5%	1.2%	16,736	0.6%
Tlaxcala-San Martín Texmelucan(2)	127,534	3.7%	676.8%	16,418	0.5%
Opervite(3)	60,519	1.8%	(2.3)%	61,921	2.1%

Altamira Port Terminal	481,343	14.0%	3.1%	467,012	15.4%
Total	3,434,174	100.0%	13.5%	3,026,697	100.0%

(1)         Through May 2010, toll collections under this concession were pledged to a securitization issuance trust.  This securitization transaction was paid in full in May 2010.

(2)         The Tlaxcala-San Martín Texmelucan toll road initiated operations on November 23, 2010.

(3)         Opervite is our subsidiary, through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own.

The following table sets forth our average daily traffic by, and Average Daily Income for, vehicle equivalents for each of our Toll Road Concessions for the periods indicated.

	Year ended December 31,
	2011				2010
	Average Daily Traffic by Vehicle Equivalents	% Change from Prior Period	Average Daily Income (in thousands of Ps.)	% Change from Prior Period	Average Daily Traffic by Vehicle Equivalents	Average Daily Income (in thousands of Ps.)
Toll Road Concessions
México-Toluca	55,745	13.9%	3,285	18.4%	48,958	2,775
Peñón-Texcoco	31,771	9.3%	1,026	5.7%	29,079	971
Tenango-Ixtapan de la Sal	5,766	2.6%	367	7.2%	5,622	342
Atlixco-Jantetelco	3,554	(1.9)%	463	27.1%	3,621	364
Santa Ana-Altar	4,151	(1.6)%	350	7.5%	4,219	326
Pirámides-Ecatepec-Peñón	27,976	39.1%	1,443	47.0%	20,118	982
Armería-Manzanillo	5,735	4.9%	1,016	12.4%	5,465	904
Zitácuaro-Lengua de Vaca	3,463	(3.5)%	98	12.2%	3,590	88
Morelia-Aeropuerto	2,382	(2.2)%	121	15.2%	2,436	105
San Luis Río Colorado-Estación Doctor	496	(0.4)%	47	1.8%	498	46
Tlaxcala-San Martín Texmelucan	6,371	14.1%	352	(10.1)%	5,582	391
Average Total	147,410	14.1%	8,569	17.5%	129,188	7,295

Revenues from Materials for Sale

Our revenues from the materials for sale business decreased 1.5% from Ps.499.1 million for the year ended December 31, 2010 to Ps.491.4 million for year ended December 31, 2011.  This decrease was principally due to the fact that revenues recognized under hot-mix asphalt sales and paving contracts entered into with OHL in April 2010 in connection with the sale of asphalt for the paving of the Circuito Exterior Mexiquense highway as well as the Viaducto Bicentenario highway during 2011 were less than in 2010 because such contracts expired during the second quarter of 2011 and, as a result, such revenues ceased being recognized.

Revenues from Construction for Engineering Works

Our revenues from the construction for engineering works business decreased 14.3% from Ps.257.1 million for the year ended December 31, 2010 to Ps.220.4 million for the year ended December 31, 2011.  This decrease was a result of (i) the fact that revenues generated from paving works performed under hot-mix asphalt sales and paving contracts entered into with OHL in April 2010 in connection with the paving of the Circuito Exterior Mexiquense highway and the Viaducto Bicentenario highway during 2011 were less than in 2010 because such works were completed in the second quarter of 2011, as compared to the full year of works carried out in 2010, and (ii) the conclusion of the construction of the Distribuidor Vial Emiliano Zapata in Cuernavaca in mid-2011 (which was substantially carried out during 2010 pursuant to construction contracts entered into in September 2010 with the Government of the City of Cuernavaca, Morelos), resulting in decreased revenues in 2011 as compared to 2010.

Revenues from Construction for Concessions

Our revenues from the construction for concessions business were Ps.142.8 million for the year ended December 31, 2011, a 44.8% increase from Ps.98.6 million for the year ended December 31, 2010.  This increase was primarily due to the costs we incurred as a result of the purchase of land and the performance of geological and other studies relating to our undertaking of engineering projects in connection with the México-Toluca, Tlaxcala-Xoxtla and Pirámides-Ecatepec-Peñón toll roads.  Under our accounting for concessions, we recognize revenues from construction and upgrade services using the percentage-of-completion method of accounting. Under such method, we recognized revenues in an amount equal to the costs incurred under construction projects through the reporting date in proportion to the total estimated costs of the project.

Costs

Our costs increased 1.1% from Ps.1,785.6 million for the year ended December 31, 2010 to Ps.1,805.2 million for the year ended December 31, 2011.  This increase was primarily due to the increase in variable costs as a result of to increased activity in each of our businesses other than construction for engineering works, partially offset by decreases in our costs from the concession business as described below.  The following table sets forth our costs by business for the periods indicated.

	Year ended December 31,
	2011			2010
	(in thousands of Ps., except percentages)
	Costs	% of Total Costs	% Change from Prior Period	Costs	% of Total Costs
Concessions	1,151,500	63.8%	(0.6)%	1,157,978	64.9%
Toll Road Concessions
Securitized Toll Roads	517,270	28.7%	(10.8)%	578,587	32.5%
Non-Securitized Toll Roads(1)	295,976	16.4%	24.5%	237,757	13.3%
Altamira Port Terminal	338,255	18.7%	(0.7)%	340,633	19.1%
Materials for sale	347,321	19.2%	2.8%	337,832	18.9%
Construction for engineering works	163,657	9.1%	(14.4)%	191,188	10.7%
Construction for concessions	142,758	7.9%	44.8%	98,595	5.5%
Total	1,805,236	100.0%	1.1%	1,785,593	100.0%

(1)  Includes costs incurred by Opervite, our subsidiary through which we operate our Toll Roads Concessions as well as other infrastructure projected we do not own, and legal costs relating to the Cenart concession incurred to recover amounts invested in such concession.

Costs from Concessions

Our costs from the concessions business decreased 0.6% from Ps.1,158.0 million for the year ended December 31, 2010 to Ps.1,151.5 million for the year ended December 31, 2011.  This decrease was principally the result of (i) the fact that we did not undertake major maintenance services during 2011 on the Peñón-Texcoco toll road and the Armería-Manzanillo toll road, which we undertook in 2010, and (ii) increased operational efficiencies by our subsidiary, Opervite, which reduced costs. This decrease was partially offset by (i) an increase in traffic on our concessioned toll roads, which increased variable maintenance costs in connection with our operations; (ii) new costs in connection with the commencement of operation of the Tlaxcala-San Martín Texmelucan toll road that commenced operations in November 2010; (iii) increased maintenance undertaken on the San Luis Río Colorado-Estación Doctor toll road, the Tenango-Ixtapan de la Sal toll road and the Mexico-Toluca toll road during 2011, which we did not undertake in 2010. The following table sets forth our costs from concessions for each of our concessions for the periods indicated.

	Year ended December 31,
	2011			2010
	(in thousands of Ps., except percentages)
	Costs	% of Total Concession Costs	% Change from Prior Period	Costs	% of Total Concession Costs
Toll Road Concessions
Securitized	517,270	44.9%	(10.8)%	579,587	50.1%
México-Toluca	239,592	20.8%	17.6%	203,671	17.6%
Peñón-Texcoco	79,665	6.9%	(12.2)%	90,737	7.8%
Tenango-Ixtapan de la Sal	68,588	6.0%	46.3%	46,875	4.0%
Atlixco-Jantetelco	84,255	7.3%	14.2%	73,805	6.4%
Santa Ana-Altar	45,169	3.9%	(14.4)%	52,796	4.6%
Pirámides-Ecatepec-Peñón(1)	—	—	(100.0)%	60,479	5.2%
Armería-Manzanillo(1)	—	—	(100.0)%	51,224	4.4%

Non-Securitized	295,976	25.7%	24.5%	237,757	20.5%
Pirámides-Ecatepec-Peñón(1)	72,260	6.3%	—	82,622	—
Armería-Manzanillo(1)	117,183	10.2%	—	83,121	—
Zitácuaro-Lengua de Vaca	15,076	1.3%	5.4%	14,300	1.2%
San Luis Río Colorado-Estación Doctor	18,629	1.6%	186.8%	6,496	0.6%
Tlaxcala-San Martín Texmelucan(2)	42,713	3.7%	—	4,886	—
Opervite(3)	30,026	2.6%	(34.7)%	46,005	4.0%
Cenart(4)	66	—	(47.6)%	126	—
Sapas Navojoa, Sonora(5)	24	—	(88.1)%	202	—

Altamira Port Terminal	338,255	29.4%	(0.7)%	340,633	29.4%
Total	1,151,500	100.0%	(0.6)%	1,157,978	100.0%

(1) Through May 2010, toll collections under this concession were pledged to a securitization issuance trust.  This securitization transaction was paid in full in May 2010.

(2) The Tlaxcala-San Martín Texmelucan toll road initiated operations on November 23, 2010.

(3) Opervite is our subsidiary, through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own.

(4) We did not generate revenues from this concession during 2011 or 2010 due to the conclusion of the term of the concession in 2009. However, we have continued to incur legal costs relating to this concession in connection with the process to recover amounts invested in this concession. See Note 2.i to our annual audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008.

(5) The Sapas Navojoa, Sonora concession related to a water treatment facility in the municipality of Navojoa, Sonora, which we operated through our subsidiary MGA) through 2005, at which time it was repossessed by such municipality. See Note 2.e to our annual audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008. However, we have continued to incur costs related to this concession as a result of attorneys’ fees and other costs in connection with the related legal proceeding.

Costs from Materials for Sale

Our costs from the materials for sale business increased 2.8% from Ps.337.8 million for the year ended December 31, 2010 to Ps.347.3 million for the year ended December 31, 2011.  This increase was principally due to an increase in additional costs incurred to finalize projects related to the hot-mix asphalt sales contracts entered into with OHL in April 2010 in connection with the sale of asphalt for the paving of the Circuito Exterior Mexiquense highway as well as the Viaducto Bicentenario highway during 2011, as well as for increases in the price of AC-20, a type of asphalt cement we use to manufacture hot-mix asphalt.

Costs from Construction for Engineering Works

For the year ended December 31, 2011, our costs from the construction for engineering works business were Ps.163.7 million, a decrease of 14.4% from Ps.191.2 million for the year ended December 21, 2010.  This decrease in costs was a result of (i) a decrease in costs incurred in 2011 with respect to paving contracts entered into with OHL in connection with the paving of the Circuito Exterior Mexiquense highway as well as the Viaducto Bicentenario highway because such works were completed in the second quarter of 2011, as compared to a full year of costs incurred in relation to such contracts during 2010 and (ii) the conclusion of the construction of the Distribuidor Vial Emiliano Zapata in Cuernavaca in mid-2011 which was substantially performed during 2010 pursuant to construction contracts entered into in September 2010 with the Government of the City of Cuernavaca, Morelos, resulting in decreased costs in 2011 as compared to costs incurred in 2010.

Costs from Construction for Concessions

Our costs from the construction for concessions business were Ps.142.8 million for the year ended December 31, 2011, a 44.8% increase from Ps.98.6 million for the year ended December 31, 2010.  This increase was primarily due to engineering projects undertaken in 2011 in respect of the México — Toluca, Tlaxcala-San Martín Texmelucan and Pirámides-Ecatepec-Peñón toll roads.  The costs for such projects were equal to the revenues recognized for the same period because the activities undertaken in such projects did not generate a profit under percentage-of-completion accounting.

Gross Profit

Our gross profit was Ps.2,483.5 million for the year ended December 31, 2011, an 18.5% increase from Ps.2,095.9 million for the year ended December 31, 2010.  This increase was principally due to an increase in gross profit from our concessions business from Ps.1,868.7 million during the year ended December 31, 2010 to Ps.2,282.7 million for the year ended December 31, 2011, partially offset by (i) a decrease in gross profit from our materials for sale business from Ps.161.3 million for the year ended December 31, 2010 to Ps.144.1 million for the year ended December 31, 2011 and (ii) a decrease in gross profit from our construction for engineering works business from Ps.66.0 million in 2010 to Ps.56.7 million in 2011.  As a result thereof, our gross margin for our concessions business increased to 66.5% for the year ended December 31, 2011, compared to 61.7% for the year ended December 31, 2010, principally as a result of decreased maintenance costs, while our gross margin for our materials for sale business decreased from 32.3% for the year ended December 31, 2010 to 29.3% for the year ended December 31, 2011, principally due to decreased sales, and the gross margin for our construction for engineering works business slightly increased to 25.7% for the year ended December 31, 2011, compared to 25.6% for the year ended December 31, 2010.  The table below sets forth our gross profit and gross margin by businesses for the periods indicated.

	Year ended December 31,
	2011				2010
	(in thousands of Ps., except percentages)
	Gross Profit	% of Total Gross Profit	% Change from Prior Period	Gross Margin	Gross Profit	% of Total Gross Profit	Gross Margin
Concessions	2,282,674	91.9%	22.2%	66.5%	1,868,720	89.2%	61.7%
Toll Road Concessions
Securitized Toll Roads	1,453,383	58.5%	0.8%	73.8%	1,441,649	68.8%	71.3%
Non-Securitized Toll Roads(1)	686,202	27.6%	128.2%	69.9%	300,692	14.3%	55.8%
Altamira Port Terminal	143,088	5.8%	13.2%	29.7%	126,379	6.0%	27.1%
Materials for sale	144,105	5.8%	(10.7)%	29.3%	161,287	7.7%	32.3%
Construction for engineering works	56,735	2.3%	(14.0)%	25.7%	65,992	3.1%	25.6%
Construction for concessions	—	—	—	—	—	—	—
Total	2,483,514	100.0%	18.5%	57.9%	2,095,929	100.0%	54.0%

(1) Includes gross profit from Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projected we do not own, and legal costs relating to the Cenart concession incurred to recover amounts invested in such concession.

Operating Expenses

Our operating expenses for the year ended December 31, 2011 were Ps.25.0 million, a decrease of 18.3% from Ps.30.6 million for the year ended December 31, 2010.  This change was due primarily to a reduction in ongoing general corporate expenses.

Other Expenses, Net

Our other expenses, net for the year ended December 31, 2011 were Ps.20.8 million, a decrease of 18.8% from Ps.25.6 million for the year ended December 31, 2010.  This change was principally due to lower legal expenses incurred in connection with the evaluation of relevant laws impacting current and potential future infrastructure projects, incurred in the ordinary course of our business.

Comprehensive Financing Cost

Our comprehensive financing cost for the year ended December 31, 2011 was Ps.955.8 million, a decrease of 10.3% from Ps.1,066.1 million for the year ended December 31, 2010.  This decrease was primarily due to (i) the prepayment of the Armería — Ecatepec toll road securitization in May 2010, which decreased interest expense, and (ii) an exchange rate gain of Ps.64.6 million for the year ended December 31, 2011, as compared to an exchange rate loss of Ps.20.4 million for the year ended December 31, 2010.  This increase in foreign exchange results from a loss in 2010 to a gain in 2011 was the result of a smaller increase in interest rates applicable to our remaining securitization obligations stemming from a lower inflation rate, from 4.4% for the year ended December 31, 2010 to 3.8% for the year ended December 31, 2011.  Given that our securitization obligations are denominated in UDIs, a decrease in the rate of inflation also decreases the interest rate on such obligations as well as the peso-value of our debt. On the contrary, an increase in the inflation rate increases amounts payable by us under our indebtedness.  The following table sets forth a breakdown of our comprehensive financing cost for the periods indicated.

	Year ended December 31,
	2011		2010
	(in thousands of Ps., except percentages)
	Costs	% Change from Prior Period	Costs
Interest expense	(1,226,152)	(6.1)%	(1,306,152)
Interest income	205,787	(21.0)%	260,432
Exchange rate gain (loss)	64,577	—%	(20,358)
Total	(955,788)	(10.3)%	(1,066,078)

Income Tax Expense

Our income tax expense for the year ended December 31, 2011 was Ps.463.6 million, an 85.6% increase from Ps.249.8 million for the year ended December 31, 2010.  The principal reason for this increase was an increase in our taxable income.  Our effective tax rate increased from 26% for the year ended December 31, 2010 to 31.5% for the year ended December 31, 2011.

Consolidated Net Income

For the reasons set forth above, our consolidated net income for the year ended December 31, 2011 was Ps.1,005.2 million, a 43.2% increase from the Ps.701.8 million for the year ended December 31, 2010.

Basic Earnings per Common Share

Our basic earnings per common share for the year ended December 31, 2011 was Ps.2.79 per share, a 45.3% increase from Ps.1.92 per share for the year ended December 31, 2010.  This increase was due to (i) the increase in our consolidated net income and (ii) a decrease of 0.1% in the amount of our outstanding shares due to stock repurchases we conducted between July 2010 and June 2011.

3.                                      Pinfra’s Results from Operations for the Years ended December 31, 2010 and December 31, 2009

Revenues

Our revenues for the year ended December 31, 2010 were Ps.3,881.5 million, a 13.0% increase from Ps.3,434.3 million for the year ended December 31, 2009.  This increase was driven by increases in our revenues from the concessions business, materials for sale business and the construction for engineering works business.  The following table sets forth our revenues by business for the periods indicated.

	Year ended December 31,
	2010			2009
	(in thousands of Ps., except percentages)
	Revenues	% of Total Revenues	% Change from Prior Year	Revenues	% of Total Revenues
Concessions	3,026,697	78.0%	12.4%	2,692,460	78.4%
Toll Road Concessions
Securitized Toll Roads	2,021,236	52.1%	(9.8)%	2,239,765	65.2%
Non-Securitized Toll Roads(1)	538,449	13.9%	571.7%	80,161	2.3%
Altamira Port Terminal	467,012	12.0%	25.4%	372,534	10.8%
Materials for sale	499,119	12.9%	18.3%	421,744	12.3%
Construction for engineering works	257,110	6.6%	1,044.6%	22,462	0.7%
Construction for concessions	98,595	2.5%	(66.9)%	297,631	8.7%
Total	3,881,521	100.0%	13.0%	3,434,297	100.0%

(1) Includes revenues generated by Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own, and, for 2009, revenues generated by the Cenart concession, a parking lot concession we held at the Centro Nacionál de las Artes in Mexico City until its expiration in 2009.

Revenues from Concessions

Our revenues from the concessions business increased 12.4% from Ps.2,692.5 million for the year ended December 31, 2009 to Ps.3,026.7 million for the year ended December 31, 2010, due to an increase in our revenues from both our Toll Road Concessions and the Altamira Port Terminal.  We generated Ps.2,560.0 million in revenues from our Toll Road Concessions and from the operations of our subsidiary Opervite for the year ended December 31, 2010, a 10.3% increase as compared to Ps.2,319.9 million for the year ended December 31, 2009.  This increase was principally due to (i) an average daily traffic equivalent of 129,188 vehicles on our Toll Road Concessions for the year ended December 31, 2010 as compared to 123,850 vehicles in the year ended December 31, 2009 and (ii) revenues of Ps.16.4 million for the year ended December 31, 2010 generated from the operation of the Tlaxcala — San Martín Texmelucan toll road, which we began operating in November 2010.  Such increases in traffic, together with changes in tariffs, resulted in an increase of 8.8% in Average Daily Income from our Toll Road Concessions with more than a year of operation as of December 31, 2010, of approximately Ps.6.9 million in the year ended December 31, 2010 as compared to Ps.6.3 million for the year ended December 31, 2009.  We also benefited from higher revenues generated by the Altamira Port Terminal, primarily due to an 8.96% increase in the number of containers serviced at the terminal, as a result of the global economic recovery in 2010.  The following table sets forth our revenues from the Concession business for each of our concessions for the periods indicated.

	Year ended December 31,
	2010			2009
	(in thousands of Ps., except percentages)
	Revenues	% of Total Concession Revenues	% Change from Prior Year	Revenues	% of Total Concession Revenues
Toll Road Concessions
Securitized	2,021,236	66.8%	(9.8)%	2,239,765	83.2%
México-Toluca	1,012,851	33.5%	8.3%	935,633	34.8%
Peñón-Texcoco	354,284	11.7%	3.2%	343,331	12.8%
Tenango-Ixtapan de la Sal	125,006	4.1%	0.7%	124,100	4.6%
Atlixco-Jantetelco	133,024	4.4%	20.7%	110,259	4.1%
Santa Ana-Altar	118,959	3.9%	7.0%	111,174	4.1%
Pirámides-Ecatepec-Peñón(1)	145,915	4.8%	(58.4)%	351,125	13.0%
Armería-Manzanillo(1)	131,197	4.3%	(50.3)%	264,142	9.8%

Non-Securitized	538,449	17.8%	571.7%	80,161	3.0%
Pirámides-Ecatepec-Peñón(1)	212,473	7.0%	100.0%	—	—
Armería-Manzanillo(1)	198,888	6.6%	100.0%	—	—
Zitácuaro-Lengua de Vaca	32,012	1.0%	8.4%	29,528	1.1%
San Luis Río Colorado-Estación Doctor	16,736	0.6%	466.5%	2,954	0.1%
Tlaxcala-San Martín Texmelucan(2)	16,418	0.5%	100.0%	—	—
Opervite(3)	61,921	2.1%	36.6%	45,328	1.7%
Cenart(4)	—	—	(100.0)	2,351	—

Altamira Port Terminal	467,012	15.4%	25.4%	372,533	13.8%
Total	3,026,697	100.0%	12.4%	2,692,460	100.0%

(1) For the year ended December 31, 2009 and during the first five months of 2010, toll collections under these concessions were pledged to a securitization issuance trust.  This securitization transaction was paid in full in May 2010. As a result, these concessions were re-classified as a non-securitized concession, and generated Ps.212.4 million and Ps.198.9 million, respectively, in revenues.

(2) The Tlaxcala-San Martín Texmelucan toll road commenced operations on November 23, 2010.

(3) Opervite is our subsidiary, through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own.

(4) We did not generate revenues from this concession during 2010 due to the conclusion of the term of the concession.

The following table sets forth our average daily traffic by, and Average Daily Income for, vehicle equivalents for each of our Toll Road Concessions for the periods indicated.

	Year ended December 31,
	2010				2009
	Average Daily Traffic by Vehicle Equivalents	% Change from Prior Period	Average Daily Income (in thousands of Ps.)	% Change from Prior Period	Average Daily Traffic by Vehicle Equivalents	Average Daily Income (in thousands of Ps.)
Toll Road Concessions
México-Toluca	48,958	(1.7)%	2,775	8.3%	49,788	2,563
Peñón-Texcoco	29,079	(1.4)%	971	3.2%	29,487	941
Tenango-Ixtapan de la Sal	5,622	(1.2)%	342	0.7%	5,691	340
Atlixco-Jantetelco	3,621	5.3%	364	20.6%	3,438	302
Santa Ana-Altar	4,219	4.3%	326	7.0%	4,044	305
Pirámides-Ecatepec-Peñón	20,118	0.3%	982	2.1%	20,062	962
Armería-Manzanillo	5,465	13.7%	904	25.0%	4,805	724
Zitácuaro-Lengua de Vaca	3,590	(8.8)%	88	8.4%	3,937	81
Morelia-Aeropuerto	2,436	5.4%	105	5.3%	2,311	100
San Luis Río Colorado-Estación Doctor	498	73.5%	46	75.4%	287	26
Tlaxcala-San MartinTexmelucan	5,582	—	391	—	—	—
Average Total	129,188	4.3%	7,295	15.0%	123,850	6,343

Revenues from Materials for Sale

Our revenues from the materials for sale business increased 18.3% from Ps.421.7 million for the year ended December 31, 2009 to Ps.499.1 million for the year ended December 31, 2010.  This increase was principally due to the increase of 36.3% in sales of hot-mix asphalt from 482,577 tons for the year ended December 31, 2009 to 657,638 tons for the year ended December 31, 2010, primarily due to revenues generated from hot-mix asphalt sales contracts entered into with OHL in April 2010 in connection with the paving of the Circuito Exterior Mexiquense and the Viaducto Bicentenario highway.

Revenues from Construction for Engineering Works

For the year ended December 31, 2010, our revenues from the construction for engineering works business were Ps.257.1 million, an increase of 1,044.6% from Ps.22.5 million for the year ended December 31, 2009.  This significant increase in revenues was a result of (i) revenues from paving works performed under hot-mix asphalt sales and paving contracts entered into with OHL in April 2010 in connection with the paving of the Circuito Exterior Mexiquense and the Viaducto Bicentenario highway and (ii) revenues from the construction of the Distribuidor Vial Emiliano Zapata in Cuernavaca performed pursuant to construction contracts entered into with the Government of the City of Cuernavaca, Morelos in 2010.

Revenues from Construction for Concessions

Our revenues from the construction for concessions business were Ps.98.6 million for the year ended December 31, 2010, a 66.9% decrease from Ps.297.6 million for the year ended December 31, 2009.  This decrease was principally the result of revenues generated in 2009 under the construction of the San Luis Río Colorado-Estación Doctor toll road, while in 2010 the only revenues generated by this business were related to activities performed for the construction of the México-Toluca, Tlaxcala-Xoxtla and Pirámides-Ecatepec-Peñón toll roads, such as the purchase of land and the undertaking of geological and other studies.

Costs

Our costs increased 8.4% from Ps.1,646.9 million for the year ended December 31, 2009 to Ps.1,785.6 million for the year ended December 31, 2010.  This increase was primarily the result of increases in costs from the concessions, materials for sale and construction for engineering works businesses, partially offset by a decrease in costs from the construction for concessions business.  The following table sets forth our costs by business for the periods indicated.

	Year ended December 31,
	2010			2009
	(in thousands of Ps., except percentages)
	Costs	% of Total Costs	% Change from Prior Year	Costs	% of Total Costs
Concessions	1,157,978	64.9%	11.5%	1,038,861	63.1%
Toll Road Concessions
Securitized Toll Roads	579,587	32.5%	(14.8)%	680,585	41.3%
Non-Securitized Toll Roads(1)	237,757	13.3%	221.5%	73,961	4.5%
Altamira Port Terminal	340,633	19.1%	19.8%	284,314	17.3%
Materials for sale	337,832	18.9%	18.3%	285,496	17.3%
Construction for engineering works	191,188	10.7%	516.5%	31,012	1.9%
Construction for concessions	98,595	5.5%	(66.2)%	291,493	17.7%
Total	1,785,593	100.0%	8.4%	1,646,862	100.0%

(1) Includes costs incurred by Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own, and costs relating to the Cenart concession.

Costs from Concessions

Our costs from the concessions business increased 11.5% from Ps.1,038.9 million for the year ended December 31, 2009 to Ps.1,158.0 million for the year ended December 31, 2010.  This increase was principally the result of (i) the increase in traffic on toll roads, which increased variable costs in connection with our operations; (ii) new costs in connection with the start of our operation of the Tlaxcala-San Martín Texmelucan toll road in November 2010; (iii) a complete year of operating costs under the San Luis Río Colorado-Estación Doctor toll road; (iv) increased maintenance undertaken on the Armería-Manzanillo and Mexico-Toluca toll roads for the year ended December 31, 2010 compared to that incurred during 2009; and (v) increases in container services provided at our

Altamira Port Terminal which had the effect of increasing costs by 19.8%.  The following table sets forth our costs from the concessions business for each of our concessions for the periods indicated.

	Year ended December 31,
	2010			2009
	(in thousands of Ps., except percentages)
	Costs	% of Total Concession Costs	% Change from Prior Year	Costs	% of Total Concession Costs
Toll Road Concessions
Securitized	579,587	50.1%	(14.8)%	680,585	65.5%
México-Toluca	203,671	17.6%	14.5%	177,803	17.1%
Peñón-Texcoco	90,737	7.8%	0.3%	90,485	8.7%
Tenango-Ixtapan de la Sal	46,875	4.0%	5.5%	44,451	4.3%
Atlixco-Jantetelco	73,805	6.4%	2.1%	72,280	7.0%
Santa Ana-Altar	52,796	4.6%	12.6%	46,893	4.5%
Pirámides-Ecatepec-Peñón(1)	60,479	5.2%	(57.0)%	140,753	13.5%
Armería-Manzanillo(1)	51,224	4.4%	(52.5)%	107,920	10.4%

Non-Securitized	237,757	20.5%	221.5%	73,961	7.1%
Pirámides-Ecatepec-Peñón(1)	82,622	7.1%	N/A	—	—
Armería-Manzanillo(1)	83,121	7.2%	N/A	—	—
Zitácuaro-Lengua de Vaca	14,300	1.2%	(26.3)%	19,410	1.9%
San Luis Río Colorado-Estación Doctor	6,496	0.6%	90.9%	3,402	0.3%
Tlaxcala-San Martín Texmelucan(2)	4,886	0.4%	100.0%	—	—
Opervite(3)	46,005	4.0%	(4.8)%	48,326	4.7%
Cenart(4)	126	—	(95.0)%	2,505	0.2%
Sapas Navojoa, Sonora(5)	202	—	(36.5)%	318	—

Altamira Port Terminal(l)	340,633	29.4%	19.8%	284,314	27.4%
Total	1,157,978	100.0%	11.5%	1,038,860	100.0%

(1) For the year ended December 31, 2009 and the first five months of 2010, toll collections under this concession were pledged to a securitization issuance trust.  This securitization transaction was paid in full in May 2010.

(2) The Tlaxcala-San Martín Texmelucan toll road commenced operations on November 23, 2010.

(3) Opervite is our subsidiary, through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own.

(4) We did not generate revenues from this concession during 2010 due to the conclusion of the term of the concession in 2009. Nevertheless, we incurred legal costs during 2010 relating to this concession in connection with the process to recover amounts invested in this concession. See Note 2.i to our annual audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008.

(5) The Sapas Navojoa, Sonora concession related to a water treatment facility in the municipality of Navojoa, Sonora, which we operated through our subsidiary MGA through 2005, at which time it was repossessed by such municipality. See Note 2.e to our annual audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008. However, we have continued to incur costs related to this concession as a result of attorneys’ fees and other costs in connection with the related legal proceeding.

Costs from Materials for Sale

Our costs from the materials for sale business increased 18.3% from Ps.285.5 million for the year ended December 31, 2009 to Ps.337.8 million for the year ended December 31, 2010.  This increase was principally due to an increase in costs related to the hot-mix asphalt sales contracts entered into with OHL in April 2010 in connection with the sale of asphalt to OHL for the paving of the Circuito Exterior Mexiquense highway.

Costs from Construction for Engineering Works

For the year ended December 31, 2010, our costs from the construction for engineering works business were Ps.191.2 million, an increase of 516.5% from Ps.31.0 million for the year ended December 31, 2009.  This increase was a result of (i) costs incurred with respect to paving activities performed under contracts entered into with OHL in April 2010 in connection with the paving of the Circuito Exterior Mexiquense highway and (ii) the construction of the Distribuidor Via Emiliano Zapata in Cuernavaca performed pursuant to construction contracts entered into with the Government of the City of Cuernavaca, Morelos in 2010.

Costs from Construction for Concessions

Our costs from the construction for concessions business were Ps.98.6 million for the year ended December 31, 2010, a 66.2% decrease from Ps.291.5 million for the year ended December 31, 2009.  The decrease was principally the result of the conclusion of construction works on the San Luis Río Colorado-Estación Doctor toll road in 2009, while in 2010 the only works we performed were related to engineering projects undertaken in connection with the México-Toluca, Tlaxcala-Xoxtla and Pirámides-Ecatepec-Peñón toll roads.  As the activities performed by our construction for concessions business in 2010 did not generate any profits, revenues recognized were equal to the costs incurred.

Gross Profit

Our gross profit was Ps.2,095.9 million for the year ended December 31, 2010, a 17.3% increase from Ps.1,787.4 million for the year ended December 31, 2009.  This increase was primarily due to our construction for engineering works business recording Ps.65.9 million in gross profits for the year ended December 31, 2010, as compared to a loss of Ps.8.6 million for the year ended December 31, 2009, due to remaining works performed in 2009 with respect to projects where the majority of the related revenue was earned in 2008.  This increase brought our gross margin to 54.0% for the year ended December 31, 2010, an increase from the 52.0% gross margin for the year ended December 31, 2009.  For the year ended December 31, 2010, the gross margin on our concessions business remained steady at 61.7% as compared to 61.4% recognized for the year ended December 31, 2009; similarly, the gross margin in the materials for sale business was also steady at 32.3% for each of the years ended December 31, 2010 and 2009.  The following table sets forth our gross profit and gross margin by business for the periods indicated.

	Year ended December 31,
	2010				2009
	(in thousands of Ps., except percentages)
	Gross Profit	% of Total Gross Profit	% Change from Prior Year	Gross Margin	Gross Profit	% of Total Gross Profit	Gross Margin
Concessions	1,868,720	89.2%	13.0%	61.7%	1,653,600	92.5%	61.4%
Toll Road Concessions
Securitized Toll Roads	1,441,649	68.8%	(7.5)%	71.3%	1,559,180	87.2%	69.6%
Non-Securitized Toll Roads(1)	300,692	14.3%	4,749.9%	55.8%	6,200	0.3%	7.7%
Altamira Port Terminal	126,379	6.0%	43.3%	27.1%	88,220	4.9%	23.7%
Materials for sale	161,287	7.7%	18.4%	32.3%	136,248	7.6%	32.3%
Construction for engineering works	65,922	3.1%	871.0%	25.6%	(8,550)	(0.5)%	(38.1)%
Construction for concessions	—	—	(100.0)%	—	6,138	0.3%	2.1%
Total	2,095,929	100.0%	17.3%	54.0%	1,787,436	100.0%	52.0%

(1) Includes gross profit from Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projected we do not own, and gross profits from the Cenart concession.

Operating Expenses

Our operating expenses for the year ended December 31, 2010 were Ps.30.6 million, a decrease of 22.4% from Ps.39.4 million for the year ended December 31, 2009.  This change was primarily due to a reduction in ongoing general operating expenses.

Other Expenses, Net

Our other expenses net for the year ended December 31, 2010 were Ps.25.6 million, an increase of 6.22% from Ps.24.1 million for the year ended December 31, 2009.  This change was due to higher gains related to the sale of machinery and lower legal and lobbying-related expenses incurred in connection with the analysis of related laws and viability and risks associated with projects.

Comprehensive Financing Cost

Our comprehensive financing cost for the year ended December 31, 2010 was Ps.1,066.1 million, an increase of 15.6% from Ps.922.0 million for the year ended December 31, 2009.  This increase was principally due to a decrease in interest income from Ps.514 million for the year ended December 31, 2009 to Ps.260 million for the year ended December 31, 2010 due to a lower performance in our investment securities in 2010 compared to 2009 and an increase in exchange rate loss from Ps.5.8 million for the year ended December 31, 2009 to Ps.20.4 million for the year ended December 31, 2010 due to an increase in inflation from 3.6% during 2009 to 4.4% in 2010, which affected the peso-value of our securitized debt denominated in UDIs.  These increases were partially offset by a decrease in interest expense due to the prepayment of the Armería-Manzanillo and the Pirámides-Ecatepec-Peñón securitization transactions in May 2010.  The following table sets forth a breakdown of our comprehensive financing cost for the periods indicated.

	Year Ended on December 31,
	2010		2009
	(in thousands of Ps., except percentages)
	Costs	% Change from Prior Year	Costs
Interest expense	(1,306,152)	(8.7)%	(1,430,328)
Interest income	260,432	(49.4)%	514,206
Exchange rate gain (loss)	(20,358)	248.4%	(5,843)
Total	(1,066,078)	15.6%	(921,965)

Income Tax Expense

Our income tax expense for the year ended December 31, 2010 was Ps.249.8 million, a 54.2% increase as compared to Ps.161.9 million for the year ended December 31, 2009.  The principal reason for this increase was an increase in our taxable income.  Our effective tax rate increased from 20.5% for the year ended December 31, 2009 to 26.1% for the year ended December 31, 2010.

Consolidated Net Income

For the reasons set forth above, our consolidated net income for the year ended December 31, 2010 was Ps.701.8 million, a 13.4% increase as compared to Ps.618.6 million for the year ended December 31, 2009.

Basic Earnings per Common Share

Our basic earnings per common share for the year ended December 31, 2010 were Ps.1.92 per share, a 16.3% increase as compared to Ps.1.65 per share for the year ended December 31, 2009.  This increase was due to (i) the increase in our consolidated net income and (ii) a decrease of 2.7% in the amount of our outstanding shares due to stock repurchases we conducted in 2010.

4.                                      Pinfra’s Results from Operations for the Years ended December 31, 2009 and December 31, 2008

Revenues

Our revenues for the year ended December 31, 2009 were Ps.3,434.3 million, a 3.2% decrease from Ps.3,548.8 million for the year ended December 31, 2008.  This decrease was principally due to decreases in our revenues from the materials for sale business and the construction for engineering works business caused by our completion of the pavement contracts with the Junta Local de Caminos of the State of México. As a result, we experienced a significant decline in revenues in the construction for engineering works business in 2009 compared to 2008.  These decreases were slightly offset by increases in our concession and construction for concessions businesses.  The following table sets forth our revenues for the periods indicated.

	Year ended December 31,
	2009			2008
	(in thousands of Ps., except percentages)
	Revenues	% of Total Revenues	% Change from Prior Year	Revenues	% of Total Revenues
Concessions	2,692,460	78.4%	4.2%	2,583,140	72.8%
Toll Road Concessions
Securitized Toll Roads	2,239,765	65.2%	4.8%	2,137,689	60.2%
Non-Securitized Toll Roads(1)	80,161	2.3%	25.0%	64,106	1.8%
Altamira Port Terminal	372,533	10.8%	(2.3)%	381,345	10.7%
Materials for sale	421,744	12.3%	(20.3)%	529,383	14.9%
Construction for engineering works	22,462	0.7%	(89.2)%	207,334	5.8%
Construction for concessions	297,631	8.7%	30.0%	228,987	6.5%
Total	3,434,297	100.0%	(3.2)%	3,548,844	100.0%

(1) Includes revenues generated by Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own, and revenues generated by the Cenart concession, a parking lot concession we held at the Centro Nacionál de las Artes in Mexico City until its expiration in 2009.

Revenues from Concessions

Our revenues from the concessions business increased 4.2% from Ps.2,583.1 million for the year ended December 31, 2008 to Ps.2,692.5 million for the year ended December 31, 2009.  This increase was principally due to an increase in tariffs on our concessioned toll roads and the commencement of operations of the San Luis Río Colorado-Estación Doctor toll road, partially offset by (i) a decrease in average daily traffic equivalent on our Toll Road Concessions and (ii) a 2.3% decrease in revenues from our Altamira Port Terminal as a result of the global financial crisis and its impact on commerce worldwide and in Mexico.

We generated Ps.2,319.9 million in revenues from our Toll Roads Concessions and from the operations of our subsidiary Opervite for the year ended December 31, 2009, a 5.4% increase as compared to Ps.2,201.8 million for the year ended December 31, 2008.  This increase was principally due to revenues of Ps.3.0 million for the year ended December 31, 2009 generated from the operation of the San Luis Río Colorado-Estación Doctor toll road which we began operating in September 2009, partially offset by a decrease in Average Daily Traffic by Vehicle Equivalents on our Toll Road Concessions from 126,369 vehicles for the year ended December 31, 2008 to 123,850 vehicles for the year ended December 31, 2009 as a result of travel disruption caused by the H1N1 epidemic during 2009.  Despite the decrease in traffic, changes in tariffs offset decreases in traffic, and resulted in an increase of 5.8% in Average Daily Income in our concessioned toll roads with more than a year of operation, of approximately Ps.6.3 million for the year ended December 31, 2009 compared to Ps.6.0 million for the year ended December 31, 2008.  The below table sets forth our revenues from the concessions business for each of our concessions for the periods indicated.

	Year ended December 31,
	2009			2008
	(in thousands of Ps., except percentages)
	Revenues	% of Total Concession Revenues	% Change from Prior Year	Revenues	% of Total Revenues
Toll Road Concessions
Securitized	2,239,765	83.2%	4.8%	2,137,689	82.8%
México-Toluca	935,633	34.8%	3.9%	900,714	34.9
Peñón-Texcoco	343,331	12.8%	0.9%	340,371	13.2%
Tenango-Ixtapan de la Sal	124,100	4.6%	13.0%	109,808	4.3%
Atlixco-Jantetelco	110,259	4.1%	12.4%	98,080	3.8%
Santa Ana-Altar	111,174	4.1%	0.9%	110,237	4.3%
Pirámides-Ecatepec-Peñón	351,125	13.0%	9.5%	320,786	12.4%
Armería-Manzanillo	264,142	9.8%	2.5%	257,693	10.0%

Non-Securitized	80,161	3.0%	25.0%	64,106	2.5%
Zitácuaro-Lengua de Vaca	29,528	1.1%	6.7%	27,683	1.1%
San Luis Río Colorado-Estación Doctor(1)	2,954	0.1%	100.0%	—	—
Opervite(2)	45,328	1.7%	40.7%	32,221	1.2%
Cenart	2,351	0.1%	(44.1)%	4,202	0.2%

Altamira Port Terminal	372,533	13.8%	(2.3)%	381,345	14.8%
Total	2,692,460	100.0%	4.23%	2,583,140	100.0%

(1) The San Luis Río Colorado-Estación Doctor toll road commenced operations in September 2009.

(2) Opervite is our subsidiary, through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own.

The following table sets forth our average daily traffic by, and Average Daily Income charged for, vehicle equivalents for each of our Toll Road Concessions for the periods indicated.

	Year ended December 31,
	2009				2008
	Average Daily Traffic by Vehicle Equivalents	% Change from Prior Period	Average Daily Income (in thousands of Ps.)	% Change from Prior Period	Average Daily Traffic by Vehicle Equivalents	Average Daily Income (in thousands of Ps.)
Toll Road Concessions
México-Toluca	49,788	(1.4)%	2,563	4.2%	50,487	2,461
Peñón-Texcoco	29,487	(5.1)%	941	1.1%	31,072	930
Tenango-Ixtapan de la Sal	5,691	(6.1)%	340	13.3%	6,058	300

	Year ended December 31,
	2009				2008
	Average Daily Traffic by Vehicle Equivalents	% Change from Prior Period	Average Daily Income (in thousands of Ps.)	% Change from Prior Period	Average Daily Traffic by Vehicle Equivalents	Average Daily Income (in thousands of Ps.)
Atlixco-Jantetelco	3,438	(2.3)%	302	12.7%	3,518	268
Santa Ana-Altar	4,044	(5.4)%	305	1.2%	4,274	301
Pirámides-Ecatepec-Peñón	20,062	0.8%	962	9.8%	19,902	876
Armería-Manzanillo	4,805	(1.3)%	724	2.8%	4,866	704
Zitácuaro-Lengua de Vaca	3,937	(1.4)%	81	6.4%	3,944	76
Morelia-Aeropuerto	2,311	5.1%	100	28.3%	2,198	78
San Luis Río Colorado-Estación Doctor	287	—	26	—	—	—
Average Total	123,850	(2.0)%	6,343	5.8%	126,369	5,994

Revenues from Materials for Sale

Our revenues from the materials for sale business decreased 20.3% from Ps.529.4 million for the year ended December 31, 2008 to Ps.421.7 million for the year ended December 31, 2009.  This decrease was principally due to the expiration of hot-mix asphalt sales and paving contracts with the Junta Local de Caminos of the State of Mexico in 2008.

Revenues from Construction for Engineering Works

For the year ended December 31, 2009, our revenues from the construction for engineering works business were Ps.22.5 million, a decrease of 89.2% from Ps.207.3 million for the year ended December 31, 2008.  This decrease in revenues was the result of the conclusion in 2008 of paving works performed under hot-mix asphalt sales and paving contracts entered into with the Junta Local de Caminos of the State of Mexico.

Revenues from Construction for Concessions

Our revenues from the construction for concessions business were Ps.297.6 million for the year ended December 31, 2009, a 30.0% increase from Ps.229.0 million for the year ended December 31, 2008.  This increase was principally the result of revenues associated with activities performed in connection with the construction of the San Luis Río Colorado-Estación Doctor toll road in 2009, which were partially offset by the conclusion of the construction of the Morelia-Aeropuerto toll road in 2008.

Costs

Our costs decreased 8.6% from Ps.1,802.7 million for the year ended December 31, 2008 to Ps.1,646.9 million for the year ended December 31, 2009.  This decrease was principally the result of lower costs from the materials for sale business and the construction for engineering works business due to the expiration of integral hot-mix asphalt sales and paving with the Junta Local de Caminos of the State of Mexico in 2008.  The following table sets forth our costs by business for the periods indicated.

	Year ended December 31,
	2009			2008
	(in thousands of Ps., except percentages)
	Costs	% of Total Costs	% Change from Prior Year	Costs	% of Total Costs
Concessions	1,038,861	63.1%	0.3%	1,035,849	57.5%
Toll Road Concessions
Securitized Toll Roads	680,585	41.3%	(5.2)%	717,637	39.8%
Non-Securitized Toll Roads(1)	73,961	4.5%	38.7%	53,333	3.0%
Altamira Port Terminal	284,314	17.3%	7.3%	264,878	14.7%
Materials for sale	285,496	17.3%	(32.3)%	421,514	23.4%
Construction for engineering works	31,012	1.9%	(75.9)%	128,751	7.1%
Construction for concessions	291,493	17.7%	34.6%	216,613	12.0%
Total	1,646,862	100.0%	(8.6)%	1,802,727	100.0%

(1) Includes costs incurred by Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own, and costs relating to the Cenart concession.

Costs from Concessions

Our costs from the concessions business increased 0.3% from Ps.1,035.8 million for the year ended December 31, 2008 to Ps.1,038.9 million for the year ended December 31, 2009.  This increase was principally the result of new costs in connection with the start of our operation of the San Luis Río Colorado-Estación Doctor Toll Road in September 2009 and a 7.3% increase in costs in respect of the Altamira Port Terminal as a result of costs related to higher cargo handling volumes.  The following table sets forth our costs from the concessions business for each of our concessions for the periods indicated.

	Year ended December 31,
	2009			2008
	(in thousands of Ps., except percentages)
	Costs	% of Total Concession Costs	% Change from Prior Year	Costs	% of Total Concession Costs
Toll Road Concessions
Securitized	680,585	65.5%	(5.2)%	717,637	69.3%
México-Toluca	177,803	17.1%	(2.3)%	182,057	17.6%
Peñón-Texcoco	90,485	8.7%	(6.1)%	96,397	9.3%
Tenango-Ixtapan de la Sal	44,451	4.3%	(19.5)%	55,201	5.3%
Atlixco-Jantetelco	72,280	7.0%	(5.9)%	76,847	7.4%
Santa Ana-Altar	46,893	4.5%	7.9%	43,459	4.2%
Pirámides-Ecatepec-Peñón	140,753	13.5%	(2.0)%	143,582	13.9%
Armería-Manzanillo	107,920	10.4%	(10.1)%	120,094	11.6%

Non-Securitized	73,961	7.1%	38.7%	53,333	5.1%
Zitácuaro-Lengua de Vaca	19,410	1.9%	26.7%	15,318	1.5%
San Luis Río Colorado-Estación Doctor(1)	3,402	0.3%	100.0%	—	—
Opervite(2)	48,326	4.7%	57.2%	30,738	3.0%
Cenart(3)	2,505	0.2%	(55.2)%	5,590	0.5%
Sapas Navojoa, Sonora(4)	318	—	(81.2)%	1,687	0.2%

Altamira Port Terminal	284,314	27.4%	7.3%	264,878	25.6%
Total	1,038,861	100.0%	0.3%	1,035,849	100.0%

(1) The San Luis Río Colorado-Estación Doctor toll road commenced operations in September 2009.

(2) Opervite is our subsidiary, through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own.

(3) The term of this concession was concluded in 2009.

(4) The Sapas Navojoa, Sonora concession related to a water treatment facility in the municipality of Navojoa, Sonora, which we operated through our subsidiary MGA through 2005, at which time it was repossessed by such municipality. See Note 2.e to our annual audited consolidated financial statements for the years ended December 31, 2011, 2010, 2009 and 2008. However, we have continued to incur costs related to this concession as a result of attorneys’ fees and other costs in connection with the related legal proceeding.

Costs from Materials for Sale

Our costs from the materials for sale business decreased 32.3% from Ps.421.5 million for the year ended December 31, 2008 to Ps.285.5 million for the year ended December 31, 2009.  This decrease was principally due to lower production as a result of the expiration of hot-mix asphalt sales and paving contracts with the Junta Local de Caminos of the State of Mexico in 2008.

Costs from Construction for Engineering Works

For the year ended December 31, 2009, our costs from the construction for engineering works business were Ps.31.0 million, a decrease of 75.9% from Ps.128.8 million for the year ended December 31, 2008.  This decrease was primarily as a result of the expiration of hot-mix asphalt sales and paving contracts with the Junta Local de Caminos of the State of Mexico in 2008.

Costs from Construction for Concessions

Our costs from the construction for concessions business were Ps.291.5 million for the year ended December 31, 2009, a 34.6% increase from Ps.216.6 million for the year ended December 31, 2008.  This increase was principally due to costs relating to construction works on the San Luis Río Colorado-Estación Doctor toll road in 2009 being higher than the costs incurred in connection with the construction of the Morelia-Aeropuerto toll road in 2008.

Gross Profit

Our Company’s gross profit was Ps.1,787.4 million for the year ended December 31, 2009, a 2.4% increase from Ps.1,746.1 million for the year ended December 31, 2008.  This increase was primarily due to increases in gross profit in our Concessions and materials for sale businesses, partially offset by losses in an amount of Ps.0.86 million in our construction for engineering works business for the year ended December 31, 2009, as compared to a Ps.0.79 million profit for the year ended December 31, 2008.  Our gross margin was 52.0% for the year ended December 31, 2009, an increase from the 49.2% gross margin for the year ended December 31, 2008.  For the year ended December 31, 2009, our concessions business recognized a gross profit margin of 61.4% as compared to 43.6% for the year ended December 31, 2008, while the gross margin under our materials for sale business increased from 3% for the year ended December 31, 2008 to 32.3% for the year ended December 31, 2009 as a result of plant modernization and efficiencies resulting in lower operating costs.  The following table sets forth our gross profit and gross margin by business for the periods indicated.

	Year ended December 31,
	2009				2008
	(in thousands of Ps., except percentages)
	Gross Profit	% of Total Gross Profit	% Change from Prior Year	Gross Margin	Gross Profit	% of Total Gross Profit	Gross Margin
Concessions	1,653,599	92.5%	6.9%	61.4%	1,547,291	88.6%	43.6%
Toll Road Concessions
Securitized Toll Roads	1,559,180	87.2%	9.8%	69.6%	1,420,052	81.3%	40.0%
Non-Securitized Toll Roads(1)	6,200	0.3%	(42.4)%	7.7%	10,772	0.6%	0.3%
Altamira Port Terminal	88,220	4.9%	(24.3)%	23.7%	116,466	6.7%	3.3%
Materials for sale	136,248	7.6%	26.3%	32.3%	107,869	6.2%	3.0%
Construction for engineering works	(8,550)	(0.5)%	(110.9)%	(38.1)%	78,583	4.5%	2.2%
Construction for concessions	6,183	0.3%	(50.4)%	2.1%	12,374	0.7%	0.3%
Total	1,787,435	100.0%	2.4%	52.0%	1,746,117	100.0%	49.2%

(1)  Includes gross profit from Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projected we do not own, and gross profits from the Cenart concession.

Operating Expenses

Our operating expenses for the year ended December 31, 2009 were Ps.39.4 million, a decrease of 6.4% from Ps.42.0 million for the year ended December 31, 2008.  This change was primarily due to a reduction in other ongoing general operating and corporate expenses.

Other Expenses, Net

Our other expenses, net for the year ended December 31, 2009 were Ps.24.1 million, as compared to other expenses of Ps.30.8 million for the year ended December 31, 2008.  This change was mainly due to the forgiveness of certain obligations of the Company in 2008.

Comprehensive Financing Cost

Our comprehensive financing cost for the year ended December 31, 2009 was Ps.922.0 million, a decrease of 31.4% from Ps.1,343.8 million for the year ended December 31, 2008.  This decrease was primarily due to a reduction in interest expense and a reduction in our exchange rate loss as a result of a decrease in inflation from 6.5% in 2008 to 3.6% in 2009, which affected the interest on our securitized debt denominated in UDIs and the peso-value of such debt.

	Year Ended December 31,
	2009		2008
	(in thousands of Ps., except percentages)
	Costs	% Change from Prior Year	Costs
Interest expense	(1,430,328)	(22.2)%	(1,838,219)
Interest income	514,206	26.6%	406,243
Exchange rate loss	(5,843)	(93.4)%	(88,141)
Total	(921,965)	(31.4)%	(1,343,835)

Income Tax Expense

Our income tax expense for the year ended December 31, 2009 was Ps.161.9 million, as compared to an income tax benefit of Ps.145.9 million for the year ended December 31, 2008.  The principal reason for this change was due to the fact that in 2008, we were able to extend the term of certain concessions, which allowed us the potential to recover prior losses generated under the extended concessions, and thus recognize a deferred income tax benefit in that year.  Our effective tax rate was (38)% in 2008 compared to 20.5% in 2009.

Consolidated Net Income

For the reasons set forth above, our consolidated net income for the year ended December 31, 2009 was Ps.618.6 million, an 18.1% increase over the Ps.523.7 million for the year ended December 31, 2008.

Basic Earnings per Common Share

Our basic earnings per common share for the year ended December 31, 2009 were Ps.1.65 per share, a 20.4% increase from Ps.1.37 per share for the year ended December 31, 2008.  This increase was due to (i) the increase in our consolidated net income and (ii) a decrease of 2.4% in the amount of our outstanding shares due to stock repurchases we conducted during 2009.

5.                                      Pinfra’s Results from Operations for the Years ended December 31, 2008 and December 31, 2007

Revenues

Our revenues for the year ended December 31, 2008 were Ps.3,548.8 million, a 12.7% increase from Ps.3,148.6 million for the year ended December 31, 2007.  This increase was principally due to the increase of revenues from our concessions, materials for sale business and construction for engineering works businesses. The increase in revenues in the materials for sale and construction for engineering works businesses was the result of our work pursuant to the integral pavement contracts with the Junta Local de Caminos of the State of México in 2008.  This increase in revenues in three of our four businesses was sufficient to offset the 48.5% decrease of revenues in the Construction for Concession business.  The following table sets forth our revenues for the periods indicated.

	Year ended December 31,
	2008			2007
	(in thousands of Ps., except percentages)
	Revenues	% of Total Revenues	% Change from Prior Year	Revenues	% of Total Revenues
Concessions	2,583,140	72.8%	10.9%	2,329,332	74.0%
Toll Road Concessions
Securitized Toll Roads	2,137,689	60.2%	9.9%	1,945,170	61.8%
Non-Securitized Toll Roads(1)	64,106	1.8%	337.4%	14,657	0.5%
Altamira Port Terminal	381,345	10.7%	3.2%	369,505	11.7%
Materials for sale	529,383	14.9%	69.5%	312,376	9.9%
Construction for engineering works	207,334	5.8%	233.1%	62,239	2.0%
Construction for concessions	228,987	6.5%	(48.5)%	444,622	14.1%
Total	3,548,844	100.0%	12.7%	3,148,569	100.0%

(1)   Includes revenues generated by Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own, and revenues generated by the Cenart concession, a parking lot concession we held at the Centro Nacionál de las Artes in Mexico City until its expiration in 2009.

The below table sets forth our revenues from the concessions business for each of our concessions for the periods indicated.

	Year ended December 31,
	2008			2007
	(in thousands of Ps., except percentages)
	Revenues	% of Total Concession Revenues	% Change from Prior Year	Revenues	% of Total Concession Revenues
Toll Road Concessions
Securitized	2,137,689	82.8%	9.9%	1,945,170	83.5%
México-Toluca	900,714	34.9	9.1%	825,547	35.4%
Peñón-Texcoco	340,371	13.2%	5.6%	322,196	13.8%
Tenango-Ixtapan de la Sal	109,808	4.3%	12.7%	97,410	4.2%
Atlixco-Jantetelco	98,080	3.8%	53.8%	63,763	2.7%
Santa Ana-Altar	110,237	4.3%	0.3%	109,914	4.7%
Pirámides-Ecatepec-Peñón	320,786	12.4%	6.2%	301,922	13.0%
Armería-Manzanillo	257,693	10.0%	14.8%	224,418	9.6%

Non-Securitized	64,106	2.5%	337.4%	14,657	0.6%
Zitácuaro-Lengua de Vaca	27,683	1.1%	617.0%	3,861	0.2%
Opervite(1)	32,221	1.2%	438.1%	5,988	0.3%
Cenart	4,202	0.2%	(12.6)%	4,808	0.2%
				14,657	0.6%
Altamira Port Terminal	381,345	14.8%	2,501.8%	369,505	15.9%

Total	2,583,140	100.0%	10.9%	2,329,332	100.0%

(1)   Opervite is our subsidiary, through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own.

The following table sets forth our average daily traffic by, and Average Daily Income for, vehicle equivalents for each of our Toll Road Concessions for the periods indicated.

	Year ended December 31,
	2008				2007
	Average Daily Traffic by Vehicle Equivalents	% Change from Prior Period	Average Daily Income (in thousands of Ps.)	% Change from Prior Period	Average Daily Traffic by Vehicle Equivalents	Average Daily Income (in thousands of Ps.)
Toll Road Concessions
México-Toluca	50,487	9.9%	2,461	(3.1)%	45,924	2,540
Peñón-Texcoco	31,072	1.4%	930	(6.5)%	30,643	995
Tenango-Ixtapan de la Sal	6,058	3.6%	300	0.0%	5,849	300
Atlixco-Jantetelco	3,518	2.7%	268	(9.8)%	3,426	297
Santa Ana-Altar	4,274	(5.8)%	301	(10.9)%	4,535	338
Pirámides-Ecatepec-Peñón	19,902	(24.8)%	876	(6.0)%	26,481	932
Armería-Manzanillo	4,866	5.2%	704	15.8%	4,627	608
Zitácuaro-Lengua de Vaca	3,944	(8.8)%	76	(9.5)%	4,380	84
Morelia-Aeropuerto	2,198	—	78	—	—	—
San Luis Río Colorado-Estación Doctor	—	—	—	—	—	—
Average Total	126,319	0.4%	5,994	(1.6)%	125,865	6,094

Costs

Our costs increased 7.4% from Ps.1,678.1 million for the year ended December 31, 2007 to Ps.1,802.7 million for the year ended December 31, 2008.  This increase was principally the result of higher costs from the materials for sale business and construction for engineering works business due to our hot-mix asphalt sales and paving operations pursuant to our contracts with the Junta Local de Caminos of the State of Mexico in 2008.  Our costs in the non-securitized toll roads costs increased by 182.3% due to the increase of costs associated with Opervite. Opervite incurred higher maintenance costs as it operated more roads than in the previous year and because it was the first full year of operation of Zitacuaro—Lengua de Vaca concession.  This was offset by the decreased costs in construction for concessions business compared to 2007.  We incurred higher costs in this business in 2007 as as we were constructing the Morelia — Aeropuerto and the Santa Ana—Altar toll roads.  The following table sets forth our costs by business for the periods indicated.

	Year ended December 31,
	2008			2007
	(in thousands of Ps., except percentages)
	Costs	% of Total Costs	% Change from Prior Year	Costs	% of Total Costs
Concessions	1,035,849	57.5%	10.2%	936,806	55.8%
Toll Road Concessions
Securitized Toll Roads	717,637	39.8%	13.3%	633,427	37.7%
Non-Securitized Toll Roads(1)	53,333	3.0%	182.3%	18,891	1.1%
Altamira Port Terminal	264,878	14.7%	(6.9)%	284,488	17.0%
Materials for sale	421,514	23.4%	71.3%	246,033	14.7%
Construction for engineering works	128,751	7.1%	150.5%	51,400	3.1%
Construction for concessions	216,613	12.0%	(51.2)%	443,826	26.4%
Total	1,802,727	100.0%	7.4%	1,678,065	100.0%

(1)         Includes costs incurred by Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own, and costs relating to the Cenart concession.

Gross Profit

Our gross profit was Ps.1,746.1 million for the year ended December 31, 2008, a 18.7% increase from Ps.1,470.5 million for the year ended December 31, 2007.  This increase was due to increases in gross profit in all of our businesses.  The concessions business experienced an increase in gross profits by 11.1% or approximately Ps.154.8 million, while gross profits from the materials for sale business grew by 62.6% or approximately Ps.41.5 million and gross profits from the construction for engineering works and construction for concessions businesses increased by 625.0% and 1454.5%, respectively, in 2008. The growth in margins in materials for sale and construction for engineering works businesses was due to our hot-mix asphalt contracts performed with the Junta Local de Caminos while the growth in margins for the construction for concessions business was driven by construction on the Santa Ana—Altar toll road.  The following table sets forth our gross profit and gross margin by business for the periods indicated.

	Year ended December 31,
	2008				2007
	(in thousands of Ps., except percentages)
	Gross Profit	% of Total Gross Profit	% Change from Prior Year	Gross Margin	Gross Profit	% of Total Gross Profit	Gross Margin
Concessions	1,547,291	88.6%	11.1%	59.9%	1,392,526	94.7%	59.8%
Toll Road Concessions
Securitized Toll Roads	1,420,052	81.3%	8.3%	66.4%	1,311,743	89.2%	67.4%
Non-Securitized Toll Roads(1)	10,772	0.6%	—	16.8%	(4,234)	(0.3)%	(28.9)%
Altamira Port Terminal	116,466	6.7%	37.0%	30.5%	85,017	5.8%	23.0%
Materials for sale	107,869	6.2%	62.6%	20.4%	66,343	4.5%	21.2%
Construction for engineering works	78,583	4.5%	625.0%	37.9%	10,839	0.7%	17.4%
Construction for concessions	12,374	0.7%	1454.5%	5.4%	796	0.1%	0.2%
Total	1,746,117	100.0%	18.7%	49.2%	1,470,504	100.0%	46.7%

(1)   Includes gross profit from Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projected we do not own, and gross profits from the Cenart concession.

Operating Expenses

Our operating expenses for the year ended December 31, 2008 were Ps.42.0 million, a decrease of 18.8% from Ps.51.7 million for the year ended December 31, 2007.  This change was primarily due to a reduction in legal expenses in connection with our projects and other ongoing general operating expenses.

Other Expenses, Net

We recorded net other income of Ps.30.8 million in the year ended December 31, 2008 as compared tonet other expenses of Ps.40.9 million for the year ended December 31, 2007.  This increase was due to our continued sale of machinery and lower legal and lobbying-related expenses incurred in connection with the analysis of related laws and viability and risks associated with projects in the year ended December 31, 2008 compared to those incurred in 2007.

Comprehensive Financing Cost

Our comprehensive financing cost for the year ended December 31, 2008 was Ps. 1,343.8 million, an increase of 128.8% from Ps.587.4 million for the year ended December 31, 2007.  This increase was primarily due to the cessation of accouting for the effects of inflation, as was required by financial reporting standards through December 31, 2007.  Inflation accounting resulted in a monetary position gain for the year ended December 31, 2007.  The increase was also due to an increase in interest expense as a result of an increase in inflation from 3.7% in 2007 to 6.0% in 2008.

	Year Ended December 31,
	2008		2007
	(in thousands of Ps., except percentages)
	Costs	% Change from Prior Year	Costs
Interest expense	(1,838,219)	46.5%	(1,255,065)
Interest income	406,243	(0.5)%	408,422
Monetary position gain	—	—%	265,218
Exchange rate gain (loss)	88,141	—%	(5,963)
Total	(1,343,835)	128.8%	(587,388)

Income Tax Expense

For the year ended December 31, 2008 there was an income tax benefit of Ps.145.9 million, as compared to an income tax expense of Ps. 211.4 million for the year ended December 31, 2007.  The principal reason for this change was due to the fact that in 2008, we were able to extend the term of certain concessions, which allowed us the potential to recover prior losses generated under the extended concessions, and thus recognize a deferred income tax benefit in that year.

Consolidated Net Income

Mainly as a result of the increase in comprehensive financing costs, our consolidated net income for the year ended December 31, 2008 was Ps. 523.7 million, a 8.0% decrease from the Ps.569.4 million for the year ended December 31, 2007.

Basic Earnings per Common Share

Our basic earnings per common share for the year ended December 31, 2008 were Ps.1.37 per share, an 8.7% decrease from Ps.1.50 per share for the year ended December 31, 2007.

6.                                      Pinfra’s Results from Operations for the Years ended December 31, 2007 and December 31, 2006

Revenues

Our revenues for the year ended December 31, 2007 were Ps.3,148.6 million, a 16.3% increase from Ps.2,707.1 million for the year ended December 31, 2006.  This increase was principally due to the increase from the Concession business which grew 4.1% and construction for concessions business which did not have revenues in the prior year. The revenues in the concessions business increased despite the decrease of revenues in the non-securitized toll roads, which was the result of the cessation of operations of the General Rumiñahui toll road in Ecuador, which had revenues of Ps.54.0 million in the period ended December 31, 2006. The General Rumiñahui toll road was nationalized by the government of Ecuador in 2007 and therefore it generated no revenues for the period ended December 31, 2007. In the construction for concessions business, we did not perform construction in 2006, while in 2007 we carried out construction with respect to the Morelia—Aeropuerto toll road. The following table sets forth our revenues for the periods indicated.

	Year ended December 31,
	2007			2006
	(in thousands of Ps., except percentages)
	Revenues	% of Total Revenue	% Change from Prior Year	Revenues	% of Total Revenue
Concessions	2,329,332	74.0%	4.1%	2,237,665	82.7%
Toll Road Concessions
Securitized Toll Roads	1,945,170	61.8%	6.5%	1,825,969	67.5%
Non-Securitized Toll Roads(1)	14,657	0.5%	(77.8)%	65,891	2.4%
Altamira Port Terminal	369,505	11.7%	6.9%	345,805	12.8%

	Year ended December 31,
	2007			2006
	(in thousands of Ps., except percentages)
	Revenues	% of Total Revenue	% Change from Prior Year	Revenues	% of Total Revenue
Materials for sale	312,376	9.9%	(19.9)%	390,059	14.4%
Construction for engineering works	62,239	2.0%	(21.6)%	79,412	2.9%
Construction for concessions	444,622	14.1%	—	—	0.0%
Total	3,148,569	100.0%	16.3%	2,707,136	100.0%

(1)         Includes revenues generated by Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own, and revenues generated by the Cenart concession, a parking lot concession we held at the Centro Nacionál de las Artes in Mexico City until its expiration in 2009.

The table below sets forth our revenues from the concessions business for each of our concessions for the periods indicated.

	Year ended December 31,
	2007			2006
	(in thousands of Ps., except percentages)
	Revenues	% of Total Concession Revenues	% Change from Prior Year	Revenues	% of Total Concession Revenue
Toll Road Concessions
Securitized	1,945,170	83.5%	6.5%	1,825,969	81.6%
México-Toluca	825,547	35.4%	1.9%	810,531	36.2%
Peñón-Texcoco	322,196	13.8%	(9.9)%	357,504	16.0%
Tenango-Ixtapan de la Sal	97,410	4.2%	4.5%	93,178	4.2%
Atlixco-Jantetelco	63,763	2.7%	32.7%	48,042	2.1%
Santa Ana-Altar	109,914	4.7%	166.0%	41,325	1.8%
Pirámides-Ecatepec-Peñón	301,922	13.0%	9.2%	276,385	12.4%
Armería-Manzanillo	224,418	9.6%	12.8%	199,004	8.9%

Non-Securitized	14,657	0.6%	(77.8)%	65,891	2.9%
Zitácuaro-Lengua de Vaca	3,861	0.2%	—	0	0.0%
Opervite(1)	5,988	0.3%	30.0%	4,607	0.2%
Cenart	4,808	0.2%	(34.0)%	7,288	0.3%
Other(2)	0	0.0%	(100.0)%	53,996	2.4%
	14,657	0.6%	(77.8)%	65,891	2.9%
Altamira Port Terminal	369,505	15.9%	6.9%	345,805	15.5%
Total	2,329,332	100.0%	4.1%	2,237,665	100.0%

(1)   Opervite is our subsidiary, through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own.

(2)   The decrease in revenues was caused by the nationalization of the General Rumiñahui toll road by the government of Ecuador in 2007.

The following table sets forth our average daily traffic by, and Average Daily Income for, vehicle equivalents for each of our Toll Road Concessions for the periods indicated.

	Year ended December 31,
	2007				2006
	Average Daily Traffic by Vehicle Equivalents	% Change from Prior Period	Average Daily Income (in thousands of Ps.)	% Change from Prior Period	Average Daily Traffic by Vehicle Equivalents	Average Daily Income (in thousands of Ps.)
Toll Road Concessions
México-Toluca	45,924	19.3%	2,540	1.5%	38,480	2,503
Peñón-Texcoco	30,643	12.8%	995	18.3%	27,156	841
Tenango-Ixtapan de la Sal	5,849	2.7%	300	4.9%	5,698	286
Atlixco-Jantetelco	3,426	8.1%	297	17.4%	3,168	253
Santa Ana-Altar	4,535	6.6%	338	10.1%	4,253	307
Pirámides-Ecatepec-Peñón	26,481	4.4%	932	9.4%	25,355	852
Armería-Manzanillo	4,627	8.8%	608	0.0%	4,252	608
Zitácuaro-Lengua de Vaca	4,380	—	84	—	—	—

	Year ended December 31,
	2007				2006
	Average Daily Traffic by Vehicle Equivalents	% Change from Prior Period	Average Daily Income (in thousands of Ps.)	% Change from Prior Period	Average Daily Traffic by Vehicle Equivalents	Average Daily Income (in thousands of Ps.)
Morelia-Aeropuerto	—	—	—	—	—	—
San Luis Río Colorado-Estación Doctor	—	—	—	—	—	—
Average Total	125,865	16.2%	6,094	7.9%	108,362	5,650

Costs

Our costs increased 20.8% from Ps.1,388.6 million for the year ended December 31, 2006 to Ps.1,678.1 million for the year ended December 31, 2007.  This increase was principally due to the increase of costs in the construction for concession business, which did not exist in 2006, given construction in 2007 on the Morelia-Aeropuerto toll road. This increase was significant enough to offset the reduction of costs in the materials for sale and construction for engineering works businesses due to lower sales.  The following table sets forth our costs by business for the periods indicated.

	Year ended December 31,
	2007			2006
	(in thousands of Ps., except percentages)
	Costs	% of Total Costs	% Change from Prior Year	Costs	% of Total Costs
Concessions	936,806	55.8%	(5.2)%	987,806	71.1%
Toll Road Concessions
Securitized Toll Roads	633,427	37.7%	(0.2)%	634,896	45.7%
Non-Securitized Toll Roads(1)	18,891	1.1%	(64.9)%	53,806	3.9%
Altamira Port Terminal	284,488	17.0%	(4.8)%	298,906	21.5%
Materials for sale	246,033	14.7%	(26.1)%	333,080	24.0%
Construction for engineering works	51,400	3.1%	(24.4)%	67,959	4.9%
Construction for concessions	443,826	26.4%	—	—	0.0%
Total	1,678,065	100.0%	20.8%	1,388,647	100.0%

(1)         Includes costs incurred by Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projects we do not own, and costs relating to the Cenart concession.

Gross Profit

Our Company’s gross profit was Ps.1,470.5 million for the year ended December 31, 2007, a 11.5% increase from Ps.1,318.5 million for the year ended December 31, 2006.  This increase was due to increases in gross profit in the concession business which increased by 11.4%, or approximately Ps.142.5 million, as well as the materials for sale business, which experienced an increase of gross profit by 16.4%, or Ps.9.4 million as a result of lower production being offset by increased efficiencies in the production process.  The largest variation was the loss in our non-securitized concessions in the period ended December 31, 2007, as we incurred losses of Ps.2.6 million in the Cenart parking lot as well as losses of Ps.3.1 million in the Navojoa water treatment project and Ps. 0.7 million the Zitacuaro — Lengua de Vaca toll road. These losses were offset by our profit of Ps. 2.2 million in Opervite, which was our only profitable non-securitized project. The Altamira Port Terminal experienced an increase in gross margin as a result of the initiation of the equipment modernization program as well as sales and thus the 81.3% increase in gross profit.  The following table sets forth our gross profit and gross margin by business for the periods indicated.

	Year ended December 31,
	2007				2006
	(in thousands of Ps., except percentages)
	Gross Profit	% of Total Gross Profit	% Change from Prior Year	Gross Margin	Gross Profit	% of Total Gross Profit	Gross Margin
Concessions	1,392,526	94.7%	11.4%	59.8%	1,250,057	94.8%	55.9%
Toll Road Concessions
Securitized Toll Roads	1,311,743	89.2%	10.1%	67.4%	1,191,073	90.3%	65.2%
Non-Securitized Toll Roads(1)	(4,234)	(0.3)%	—	(28.9)%	12,085	0.9%	18.3%
Altamira Port Terminal	85,017	5.8%	81.3%	23.0%	46,899	3.6%	13.6%

	Year ended December 31,
	2007				2006
	(in thousands of Ps., except percentages)
	Gross Profit	% of Total Gross Profit	% Change from Prior Year	Gross Margin	Gross Profit	% of Total Gross Profit	Gross Margin
Materials for Sale	66,343	4.5%	16.4%	21.2%	56,979	4.3%	14.6%
Construction for Engineering Works	10,839	0.7%	(5.4)%	17.4%	11,453	0.9%	14.4%
Construction for Concessions	796	0.1%	—	0.2%	—	0.0%	0.0%
Total	1,470,504	100.0%	11.5%	46.7%	1,318,489	100.0%	48.7%

(1)          Includes gross profit from Opervite, our subsidiary through which we operate our Toll Road Concessions as well as other infrastructure projected we do not own, and gross profits from the Cenart concession.

Operating Expenses

Our operating expenses for the year ended December 31, 2007 were Ps.51.7 million, a decrease of 62.2% from Ps.136.5 million for the year ended December 31, 2006.  This change was primarily due to a reduction in legal expenses in connection with our projects and other ongoing general operating expenses.

Other Expenses, Net

Our other expenses for the year ended December 31, 2007 were Ps. 40.9 million, as compared to other income of Ps.41.7 million for the year ended December 31, 2008.  This change was due to higher gains related to the sale of machinery and lower legal and lobbying-related expenses incurred in connection with the analysis of related laws as well as the viability and risks associated with projects in the year ended December 31, 2006 compared to those incurred in 2007.

Comprehensive Financing Cost

Our comprehensive financing cost for the year ended December 31, 2007 was Ps.587.4 million, a decrease of 15.6% from Ps.695.7 million for the year ended December 31, 2006.  This decrease was primarily due to an increase in interest income in 2007 as a result of better performance of the securities in which we were invested.

	Year Ended December 31,
	2007		2006
	(in thousands of Ps., except percentages)
	Costs	% Change from Prior Year	Costs
Interest expense	(1,255,065)	(0.2)%	(1,257,592)
Interest income	408,422	44.5%	282,629
Monetary position gain	265,218	(1.8)%	269,996
Exchange rate gain (loss)	(5,963)	—%	9,271
Total	(587,388)	(15.6)%	(695,696)

Income Tax Expense

Our income tax expense for the year ended December 31, 2007 was Ps.211.4 million, as compared to an income tax expense of Ps. 58.3 million for the year ended December 31, 2008.  This increase was principally due to the fact that the Company generated higher earnings and thus incurred more taxes.

Consolidated Net Income

For the reasons set forth above, our consolidated net income for the year ended December 31, 2007 was Ps. 569.4 million, a 40.3% increase over the Ps.405.7 million for the year ended December 31, 2006.

Basic Earnings per Common Share

Our basic earnings per common share for the year ended December 31, 2007 were Ps.1.50 per share, a 36.4% increase from Ps.1.10 per share for the year ended December 31, 2006.

B.                                    Liquidity and Capital Resources.

General

Historically, our primary sources of liquidity have been (i) cash flows from the operation of our non-securitized toll road concessions, (ii) cash flows from our other operations and (iii) proceeds from securitizations of future toll road collections.  During the past several years, our policy has been to finance the projects in which we participate exclusively through the securitization of our subsidiaries’ right to receive toll payments from certain of our Toll Road Concessions, thereby fully supporting debt service on the related securitization on a non-recourse basis to us.  Thus, we currently have no debt or guarantees at the holding company level and all our consolidated debt is derived from the securitization of cash flows from the projects operated by the respective subsidiaries. For details regarding our outstanding securitizations, see “—Securitizations” below.

The net proceeds of our securitizations, after deduction of transaction costs and required debt service reserves, may be used for general corporate purposes including investing in other projects or to pay dividends.  Under the terms of certain of our securitization transactions, all cash flow generated by the operation of the related toll road in excess of what is required to make payments of scheduled interest and principal must be applied to make mandatory debt prepayments.  Thus, until the debt related to a securitization transaction has been repaid in full, we do not derive any cash flow from toll road collections related to our securitized concessions, other than the management fees that are paid to us as operator of the related concession.

We may, in the future, consider additional sources of liquidity depending on market conditions.  We believe that our existing sources of liquidity are sufficient to fund our operating expenses and capital expenditure needs in the foreseeable future.

Cash Flow

Certain uses or transfers of cash and cash equivalents in the form of cash dividends, loans or advances by certain of our operating subsidiaries are restricted subject to limitations under the terms of the securitizations and services agreements to which they are party. These securitizations may limit our access to liquidity resources or limit us from freely deciding when to use cash and cash equivalents outside of normal operations. See “—Securitizations” below.

Cash Flow for the year ended December 31, 2011

Our cash and cash equivalents (including restricted cash) was Ps.2,291.5 million as of December 31, 2011, which represents a 32.6% increase compared to Ps.1,728.8 as of December 31, 2010. While our net cash used for investing activities increased 47.3% in 2011, our cash and cash equivalents increased principally as a result of a 35.3% increase in net cash provided by operating activities and a 17.4% decrease in the net cash used in financing activities in 2011 as compared to 2010. The increase in net cash provided by operating activities was principally due to (i) a 54.2% increase in income before taxes and discontinued operations, (ii) an increase of Ps.754.9 million in accounts receivable and (iii) a decrease in accrued expenses and taxes of Ps.154.8 million. The reduction in net cash used in financing activities was principally due to a reduction in amounts used to repay indebtedness.

Cash Flow for the year ended December 31, 2010

Our cash and cash equivalents (including restricted cash) was Ps.1,728.8 million as of December 31, 2010, which represents a 15.2% decrease compared to Ps.2,037.8 million as of December 31, 2009. The decrease in cash and cash equivalents was principally a result of a 7.8% decrease in net cash provided by operating activities and a 33.6% increase in net cash used for investing activities and a 13.2% increase in the net cash used in financing activities. The decrease in net cash provided by operating activities was primarily due to an increase in accounts receivable in 2010. The increase in net cash used for investing activities was mostly due to a 337.5% increase in investments and the increase in net cash used in financing activities was principally the result of not entering into and consequently not receiving proceeds from, securitization transactions in 2010, while we entered into such transactions in 2009.

Cash Flow for the year ended December 31, 2009

Our cash and cash equivalents (including restricted cash) was Ps.2,037.8 million as of December 31, 2009, which represents a 15.9% increase compared to Ps.1,758.3 million as of December 31, 2009. This increase in cash and cash equivalents was principally a result of a 47.1% increase in net cash provided by operating activities and a 9.1% decrease in net cash used for investing activities, partially offset by a 7.5% decrease in the net cash used in financing activities. The increase in net cash provided by operating activities was primarily due to the increase in amounts of accounts receivables collected in 2009 and the decrease of accrued expenses and taxes compared to 2008. The decrease in net cash used for investing activities was primarily caused by the reduction in investments, while the decrease in net cash used for financing activities was principally the result of our ability to collect proceeds from securitization transactions in 2009 as compared to 2008.

Cash Flow for the year ended December 31, 2008

Our cash and cash equivalents (including restricted cash) was Ps.1,758.3 million as of December 31, 2008, which represents a 28.5% decrease compared to Ps.2,458.8 million as of December 31, 2007. While our net cash used for investing activities decreased 40.3% in 2008 due to proceeds from sales of real estate, machinery and equipment and greater returns on our investment in securities in 2008, we experienced an 18.9% decrease in our net cash provided by operating activities and a 23.7% increase in the net cash used in financing activities as compared to 2007. The reduction in net cash provided by operating activities was primarily the result of decrease in accounts receivables collected, an increase in prepaid expenses and an increase in amount of cash used for the payment of income taxes in 2008. Furthermore, the net cash used in financing activities increased in 2008 as a result of increased spending for share repurchases.

Cash Flow for the year ended December 31, 2007

Our cash and cash equivalents (including restricted cash) was Ps.2,458.8 million as of December 31, 2007, which represents a 12.2% decrease compared to Ps.2,800.5 million as of December 31, 2006. While we experienced a 15.8% increase in net cash provided by operating activities and a 64.5% decrease in net cash used in investing activities in 2007, we experienced reductions in cash and cash equivalents due to a 198.6% increase in net cash used in financing activities. The underlying drivers that led to the significant increase in net cash used in financing activities in 2007 was largely a result of increased amount of cash used for repayment of indebtedness, lack of proceeds from securitization transactions compared to 2006, and increased amounts spent on the repayment of liabilities from financial leases.

Cash Flow for the year ended December 31, 2006

Our cash and cash equivalents (including restricted cash) was Ps.2,800.5 million as of December 31, 2006. We used Ps.2,670.8 million in investing activities in 2006 in order to purchase real estate, land held for mineral deposits, machinery, equipment and other assets. Our financing activities generated net cash of Ps.1,418.0 million in 2006 as a result of proceeds from securitization transactions.

Securitizations

The following table sets forth our securitization transactions as of December 31, 2011, as well as the related maturity dates and interest rates.

	As of December 31, 2011	Interest Rate		Maturity Date
	(Unaudited)
	(in thousands of Ps)
Securitization
México-Toluca Toll Road Securitizations

2006 México-Toluca Issuance
Preferred Securities	3,634,957	5.00% per annum		February 15, 2028
Subordinated Securities	1,709,810	8.85% per annum		February 15, 2030
2009 México-Toluca Issuance	1,125,991	Variable rate	(1)	February 15, 2030
Tenango-Ixtapan de la Sal Toll Road Securitization	821,824	6.75% per annum		October 4, 2022
Santa Ana-Altar Toll Road Securitization	1,986,927	5.40% per annum		December 11, 2031
Peñón-Texcoco Toll Road Securitization	1,409,695	TIIE + 2.95%		December 2, 2021
Atlixco-Jantetelco Toll Road Securitization	371,349	5.83% per annum		September 4, 2026

(1)          The subordinated securities issued by the 2009 México-Toluca Issuance yield interest at a variable rate determined by, among other things, the adjusted value of the subordinated securities under the 2006 México-Toluca Issuance and the value of the subordinated securities under the 2009 México-Toluca Issuance, as well as the fixed interest rate of the subordinated securities under the 2006 México-Toluca Issuance.  The applicable interest rate for payments made on December 15, 2011 was 7.91%.

México-Toluca Toll Road Securitizations

2003 México-Toluca Issuance. On September 19, 2003, our subsidiary PACSA, as settlor, executed an irrevocable trust agreement (Contrato de Fideicomiso Irrevocable) among Banco Nacional de Comercio Exterior, S.N.C. Institución de Banca de Desarrollo (“BANCOMEXT”) as trustee, and MBIA Insurance Corporation (“MBIA”) as insurer, to create a trust for the issuance of preferred and subordinated securities (certificados bursátiles fiduciarios) in an aggregate principal amount of 1,458 million UDIs (the “2003 México-Toluca Issuance Trust”).  The preferred securities were guaranteed by a financial insurance policy issued by MBIA while the subordinated securities were not granted the benefit of a financial insurance policy.  All collection rights derived from the payment of tolls under the México-Toluca Toll Road Concession were assigned to the 2003 México-Toluca Issuance Trust, to be applied to PACSA’s payment obligations thereunder, including payment obligations in favor of MBIA in the event of the exercise of the respective financial insurance policy.

The total outstanding obligations of PACSA under the preferred securities issued by the 2003 México-Toluca Issuance Trust were fully paid with funds obtained from the issuance of preferred securities under the 2006 México-Toluca Issuance (as defined below).  All subordinated securities issued by the 2003 México-Toluca Issuance Trust were exchanged for, and prepaid with the proceeds of, the subordinated securities issued under the 2006 México-Toluca Issuance.

2006 México-Toluca Issuance. On April 3, 2006, our subsidiary PACSA, as settlor, executed the irrevocable trust agreement (Contrato de Fideicomiso Irrevocable) among Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, División Fiduciaria (“Nafin”) as trustee, MBIA as insurer, and Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero (“Monex”) as the agent of the noteholders (representante común), to establish a program for the issuance of securities (certificados bursátiles fiduciarios) titled Programa AAA para el Desarrollo de Infraestructura en México (AAA Program for the Development of Infrastructure in Mexico or “PADEIM”) in an authorized aggregate principal amount of Ps.25.0 billion (the “México-Toluca Issuance Trust”).  All collection rights derived from the payment of tolls under the México-Toluca Toll Road Concession were assigned to the México-Toluca Issuance Trust, to be applied to PACSA’s payment obligations under the PADEIM, including the payment in full of any obligations owed to MBIA in the event of the exercise of the related financial insurance policy.  In addition, all payment obligations towards MBIA were guaranteed with the shares of capital stock of PACSA, by means of an Irrevocable Guarantee and Voting Control Trust Agreement (Contrato de Fideicomiso Irrevocable de Garantía) dated April 7, 2006, among MBIA as beneficiary, Nafin as trustee, Pinfra, PACSA and GCM as settlors and beneficiaries (the “México-Toluca Management and Security Trust”).  Once all amounts due under the México-Toluca Issuance Trust are paid, the trustee shall deliver the remaining trust assets, other than the toll road collections which shall be delivered to PACSA, to the SHCP.

On April 5, 2006 the parties to the México-Toluca Issuance Trust executed a supplemental terms agreement (the “México-Toluca Supplemental Terms Agreement”) whereby the terms of the México-Toluca Issuance Trust were supplemented, setting forth certain covenants, including PACSA’s obligations to (i) maintain its valid corporate existence and corporate status, (ii) maintain its properties and facilities in good condition and make all repairs and replacements required from time to time, (iii) comply with the terms of the México-Toluca Toll Road Concession and maintain at all times the rating required by the SCT, (iv) provide to MBIA certain information and documentation required under the terms of the México-Toluca Supplemental Terms Agreement, (v) not to enter into any transaction or agreement with any of its affiliates or its shareholders if, and to the extent that, the aggregate value of such agreement exceeds of U.S.$50,000 in the aggregate during any calendar year unless PACSA has certified and provided evidence that such agreements were made on an arm’s length basis, (vi) refrain from incurring any indebtedness other than as permitted under the México-Toluca Supplemental Terms Agreement or issue any securities, (vii) refrain from creating, assuming, incurring or suffering to exist any liens on its assets other than as permitted under the México-Toluca Supplemental Terms Agreement and (viii) refrain from, without the prior consent of MBIA, entering into any agreement or transaction with third parties other than those set forth into México-Toluca Supplemental Terms Agreement.

On April 7, 2006, the México-Toluca Issuance Trust issued, under the terms of the authorized PADEIM program, 11,137,473 preferred securities trading under the symbol “PADEIM 06U” and 3,646,559 subordinated securities trading under the symbol “PADEIM 06-2U,” in an aggregate principal amount of 1,513 million UDIs (the “2006 México-Toluca Issuance”).  The payment obligations under the preferred securities are guaranteed by means of a financial insurance policy issued by MBIA while the subordinated securities are not granted the benefit of the financial insurance policy.  The proceeds from the issuance of the preferred and subordinated securities under the 2006 México-Toluca Issuance Trust were used to fully pay all outstanding obligations of PACSA under the 2003 México-Toluca Issuance Trust.

Pursuant to the terms and the waterfall established in the Mexico-Toluca Issuance Trust agreement, the proceeds from the operation of the México-Toluca Toll Road Concession shall be distributed in the following order: (i) to pay the consideration corresponding to the Federal Government equal to 0.5% of the annual gross toll income (excluding VAT) of the México-Toluca toll road; (ii) to pay the VAT derived from the collection of the toll rates; (iii) to pay the insurance premiums owed to MBIA; (iv) to cover all administrative expenses and taxes withheld to service providers; (v) to cover the applicable operation and minor maintenance expenses pursuant to the operation and minor maintenance budget prepared under the terms of the México-Toluca Issuance Trust agreement; (vi) to maintain a reserve in connection with the payment of major maintenance expenses; (vii) to pay any collection discounts; (viii) to pay scheduled principal and accrued interest and related tax withholdings on the preferred securities; (ix) to reimburse MBIA of any amounts paid from the exercise of the guarantee; (x) to transfer certain amounts to the preferred securities reserve account; (xi) to pay any permitted reimbursements to the settlor; (xii) to pay principal and accrued interest and related tax withholdings on the subordinated securities; (xiii) to transfer certain amounts to the preferred securities prepayment account; (xiv) to transfer certain amounts to an additional works account; (xv) to the subordinated securities prepayment account; and (xvi) to pay accrued interest on residual payable to PACSA.

The preferred securities under the 2006 México-Toluca Issuance must be prepaid when the funds in the México-Toluca Issuance Trust account exceed certain amounts, without the obligation to pay any prepayment penalties or premiums to the noteholders.  In addition, preferred securities may be partially or fully voluntarily prepaid at any time, in which case the México-Toluca Issuance Trust shall pay a prepayment premium to the noteholders, determined pursuant to the terms of such trust agreement.  Neither PACSA, the trustee, nor Monex as the agent of the noteholders shall be liable for the payment of amounts owed under the securities issued pursuant the 2006 México-Toluca Issuance, which shall only be payable with the México-Toluca Issuance Trust assets.

The preferred securities issued under the 2006 México-Toluca Issuance yield interest at a fixed rate equal to 5.0%.  The preferred securities mature on February 15, 2028.  The total outstanding amount of preferred securities as of December 31, 2011 was Ps.3.635 million.

The subordinated securities issued by the 2006 México-Toluca Issuance Trust yield interest at a fixed rate equal to 8.85%.  The subordinated securities mature on February 15, 2030.  The total outstanding amount of subordinated securities as of December 31, 2011 was Ps.1,709.8 million.

2009 México-Toluca Issuance.  On March 19, 2009, the México-Toluca Issuance Trust issued, under the terms of the authorized PADEIM program, 2,415,386 subordinated securities trading under the symbol “PADEIM 09-U”, in an aggregate principal amount of 241.5 million UDIs (the “2009 México-Toluca Issuance”).  The securities issued under the 2009 México-Toluca Issuance were subordinated to the payment of the preferred securities issued under the 2006 México-Toluca Issuance and rank pari passu in payment to the subordinated securities issued under the 2006 México-Toluca Issuance.  The proceeds from the issuance of the subordinated securities under the 2009 México-Toluca Issuance were principally used to fund the construction of additional works required by the México-Toluca Toll Road Concession.

The subordinated securities under the 2009 México-Toluca Issuance must be prepaid when the funds in the México-Toluca Issuance Trust account meet certain amounts, without the obligation to pay any prepayment penalties or premiums to the noteholders.  Prepayment of these securities must be made on a pro rata basis with prepayment of subordinated securities under the 2006 México-Toluca Issuance.

PACSA, the trustee or Monex, as the agent of the noteholders, shall not be liable for the payment of amounts owed under the securities issued pursuant the 2009 México-Toluca Issuance, which shall only be payable with the México-Toluca Issuance Trust assets.

The subordinated securities issued by the 2009 México-Toluca Issuance yield interest at a variable rate determined by, among other things, the adjusted value of the subordinated securities under the 2006 México-Toluca Issuance and the value of the subordinated securities under the 2009 México-Toluca Issuance, as well as the fixed interest rate of the subordinated securities under the 2006 México-Toluca Issuance.  The applicable interest rate for payments made on December 15, 2011 was 7.91%.  The subordinated securities mature on February 15, 2030.  As of December 31, 2011, the total outstanding amount of subordinated securities under the 2009 México-Toluca Issuance was Ps.1.1 billion.  As of December 31, 2011 the México-Toluca Issuance Trust maintained a reserve in the amount of Ps.6,470.8 million to service any payment obligations thereunder.

Tenango-Ixtapan de la Sal Toll Road Securitization

On October 3, 2005, our subsidiaries Tribasa Sector Construcción, S.A. de C.V. (“Tribasa”), Triciesa S.A. de C.V. (“Triciesa” currently, Pinseco), and Atisa, as settlors, Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, División Fiduciaria, as trustee, and Monex as agent of the noteholders, entered into an amended and restated irrevocable investment, administration and source of payment trust agreement (Contrato de Fideicomiso Irrevocable de Inversión, Administración y Fuente de Pago), to establish a program for the issuance of securities (certificados bursátiles fiduciarios) for an aggregate principal amount of Ps.700.0 million (the “Tenango-Ixtapan de la Sal Issuance Trust”).  The original trust agreement was executed on November 7, 2003, by Atisa, as settlor, Banco Interacciones, S.A., Institución de Banca Múltiple, Grupo Financiero Interacciones, as trustee, and BANOBRAS and Tribade, as beneficiaries, with the purpose of guaranteeing Atisa’s payment obligations under a credit facility granted by BANOBRAS.  On August 26, 2005, all of ATISA’s obligations were paid in full and BANOBRAS ceased to be a party to the original trust agreement.  All of the terms of such original trust agreement were amended by the Tenango-Ixtapan de la Sal Issuance Trust.  All collection rights derived from the payment of tolls under the Tenango-Ixtapan de la Sal Toll Road Concession were assigned to the Tenango-Ixtapan de la Sal Issuance Trust to repay the debt thereunder.

On October 4, 2005, the Tenango-Ixtapan de la Sal Issuance Trust issued, under the terms of the authorized program, 1,949,812 preferred securities trading under the symbol “TENANCB 05U,” in an aggregate principal amount of 195 million UDIs (the “2005 Tenango-Ixtapan de la Sal Issuance”).  The proceeds from the issuance of the preferred securities under the 2005 Tenango-Ixtapan de la Sal Issuance were principally used to create the maintenance reserve, additional guarantee and the SCT consideration funds.

Pursuant to the terms and the waterfall established in the Tengango-Ixtapan de la Sal Issuance Trust agreement, the proceeds from the operation of the Tenango-Ixtapan de la Sal Toll Road Concession shall be distributed in the following order: (i) to pay the VAT derived from the collection of the toll rates; (ii) to pay the consideration corresponding to the Government of the State of Mexico equal to 1.5% of the monthly gross toll income (excluding VAT) of the Tenango-Ixtapan de la Sal toll road; (iii) to cover the applicable operation and minor maintenance expenses pursuant to the Operation and Minor Maintenance Budget prepared under the terms of the Tengango-Ixtapan de la Sal Issuance Trust agreement; (iv) to maintain a reserve in connection with the payment of major maintenance expenses, which shall be equal to six months of the annual budget established under the major maintenance program prepared pursuant to the Tengango-Ixtapan de la Sal Issuance Trust agreement, and for paying related expenses; (v) to cover any expenses related to the maintenance of the 2005 Tengango-Ixtapan de la Sal Issuance; (vi) to pay scheduled principal and accrued interest on the applicable biannual payment date; (vii) to maintain a reserve fund in connection with the scheduled payment of principal and accrued interest on the securities on the applicable biannual payment date, which shall be equal to two times the amount of interest payable during the beginning of the relevant quarter plus the two succeeding payments of principal, which shall be used whenever the proceeds from the operation of the Tenango-Ixtapan de la Sal Toll Road Concession during the corresponding quarter are not sufficient for such purposes; and (viii) any remaining amounts on the corresponding biannual payment date shall be used to prepay principal of the securities.

The 2005 Tenango-Ixtapan de la Sal Issuance provides two types of prepayments, mandatory and voluntary.  The securities issued under the 2005 Tenango-Ixtapan de la Sal Issuance must be prepaid on each payment date with the remaining proceeds once the items listed above are paid, without any obligation to pay any penalties to the noteholders.  In addition, commencing with the sixth anniversary of the issuance date, the securities issued under the 2005 Tenango-Ixtapan de la Sal Issuance may be voluntarily prepaid.  In such an event, the Tenango-Ixtapan de la Sal Issuance Trust shall pay a prepayment premium calculated pursuant to the terms of such trust agreement.

Tribasa, Triciesa, Atisa, the trustee or Monex, shall not be liable for the payment of amounts owed under the securities issued pursuant to the 2005 Tenango-Ixtapan de la Sal Issuance, which shall only be payable with the Tenango-Ixtapan de la Sal Issuance Trust estate.

The securities issued under the 2005 Tenango-Ixtapan de la Sal Issuance yield interest at an annual rate of 6.75% and mature on October 4, 2022.  The 2005 Tenango-Ixtapan de la Sal Issuance also provided the application of penalty interest at a rate of 1.5 times the ordinary rate.  The total outstanding amount of these securities as of December 31, 2011 was Ps.821.8 million.  As of December 31, 2011, the Tenango-Ixtapan de la Sal Issuance Trust maintained a reserve in the amount of Ps.82.3 million to service any payment obligations thereunder.

Santa Ana-Altar Toll Road Securitization

On August 30, 2006, our subsidiary Zonalta, as settlor and Banco Inbursa, S.A.  Institución de Banca Múltiple, Grupo Financiero Inbursa (“Inbursa”), as trustee, entered into the Irrevocable Management and Source of Payment Trust Agreement (Contrato de Fideicomiso Irrevocable de Administración y Fuente de Pago), to establish a program for the issuance of securities (certificados bursátiles fiduciarios) in an authorized aggregate principal amount of Ps.1,600 million (the “Santa Ana-Altar Issuance Trust”).  All collection rights deriving from the payment of tolls under the Santa Ana-Altar Toll Road Concession were assigned to the Santa Ana-Altar Issuance Trust to repay the debt under the program.

On December 14, 2006, the Santa Ana-Altar Issuance Trust issued, under the terms of the authorized program, 4,235,329 securities trading under the symbol “ZONALCB 06U,” in an aggregate principal amount of 423.5 million UDIs (the “2006 Santa Ana-Altar Issuance”).  The proceeds from the issuance of the securities under the 2006 Santa Ana-Altar Issuance were principally used for working capital purposes and to establish the reserve for the service of debt.

Pursuant to the terms and the waterfall established in the Santa Ana-Altar Issuance Trust agreement, the proceeds from the operation of the Santa Ana-Altar Toll Road Concession shall be distributed in the following order: (i) to pay the VAT derived from the collection of the toll rates; (ii) to pay the consideration corresponding to the Government of the State of Sonora equal to 2.5% of the monthly gross toll income (excluding VAT) of the Santa Ana-Altar toll road; (iii) to cover the applicable operation and minor maintenance expenses pursuant to the Operation and Minor Maintenance Budget prepared under the terms of the Santa Ana-Altar Issuance Trust agreement; (iv) to maintain a reserve fund in connection with the payment of major maintenance expenses, which shall be equal to 50% of the greater of the annual budget established under the Major Maintenance Program for the current year and the annual budget established for the next year, and for paying related expenses; (v) to cover any expenses related to the maintenance of the 2006 Santa Ana-Altar Issuance; (vi) to pay accrued interest on the securities on the applicable biannual payment date; (vii) to maintain a reserve fund in connection with the scheduled payment of principal and accrued interest on the securities on the applicable biannual payment date which shall be equal to the interest payable on the next three succeeding payment dates; and (viii) any remaining amounts on the corresponding biannual payment date shall be used to prepay principal of the securities.

The 2006 Santa Ana-Altar Issuance initially provided two types of prepayments, mandatory and voluntary.  The securities under the 2006 Santa Ana-Altar Issuance must be prepaid on each payment date with the remaining proceeds once the items listed above are paid with, in certain cases, an obligation to pay prepayment penalties to the noteholders if the amount prepaid is higher than the one established in the trust agreement.  In addition, the securities under the 2006 Santa Ana-Altar Issuance may be voluntarily prepaid at any time, with an obligation to pay prepayment penalties to the noteholders if the amount prepaid is greater than the one established in the trust agreement.

With the prior authorization of the CNBV, on September 13, 2011, the noteholders of the 2006 Santa Ana-Altar Issuance adopted resolutions to, among other things, update the registry of the securities trading under the symbol “ZONALCB 06U,” with the RNV which resulted in the division of the issuance into three (3) series: (i) a preferred series in an amount equal to 50.0% of the 2006 Santa Ana-Altar Issuance which must be repaid on each payment date; (ii) a subordinated series in the amount of 20% of the 2006 Santa Ana-Altar Issuance, which must be repaid on each payment date once the scheduled payment to the preferred series has been made; and (iii) a convertible series in an amount equal to 30% of the 2006 Santa Ana-Altar Issuance, which will be converted into preferred series once the current preferred series securities are paid in full.  As of the date of this offering memorandum, this change in the structure of the 2006 Santa Ana-Altar Issuance is not yet effective.

Zonalta, the Government of the State of Sonora, or the trustee shall not be liable for the payment of amounts owed under the securities issued pursuant to the 2005 Santa Ana-Altar Issuance, which shall only be payable with the Santa Ana-Altar Issuance Trust estate.

As a result of the September 13, 2011 resolutions of the noteholders of the Santa-Ana Altar Issuance, it was agreed that the Santa Ana-Altar Issuance Trust may issue additional securities under the preferred series subject to additional investments by Zonalta in the Santa Ana-Altar toll road, including the execution of additional works, as applicable.  The issuance of additional securities is subject to the authorization of the SCT to modify the Santa Ana-Altar Toll Road Concession by: (i) increasing the authorized tariffs; (ii) extending its term; and (iii) Zonalta’s commitment to make additional investments and, as necessary, carry additional works on the Santa Ana-Altar toll road.

The securities issued under the 2006 Santa Ana-Altar Issuance yield interest at an annual rate of 5.4% and mature on December 11, 2031.  The total outstanding amount of these securities as of December 31, 2011 was Ps.1,987 million.  As of December 31, 2011, the Santa Ana-Altar Issuance Trust maintained a reserve in the amount of Ps.60.8 million to service any payment obligations thereunder.

Peñón-Texcoco Toll Road Securitization

On December 17, 2004, our subsidiary CPAC, as settlor, Inbursa, as trustee, and Casa de Bolsa Arka, S.A. de C.V. as agent of the noteholders (“ARKA”), entered into the irrevocable trust agreement (Contrato de Fideicomiso Irrevocable) to establish a program for the issuance of securities (certificados bursátiles fiduciarios) in an aggregate principal amount of Ps.1,850 million (the “Peñón-Texcoco Issuance Trust”) for the refinancing of the toll road.  All collection rights derived from the payment of tolls under the Peñón-Texcoco Toll Road Concession were assigned to the Peñón-Texcoco Issuance Trust to repay the debt under the program.

On December 23, 2004, the Peñón-Texcoco Issuance Trust issued, under the terms of the authorized program, 18,500,000 securities trading under the symbol “CPACCB 04,” in an aggregate principal amount of Ps.1,850 million (the “2004 Peñón-Texcoco Issuance”).  The proceeds from the issuance of the securities under the 2004 Peñón-Texcoco Issuance were principally used for working capital purposes, to establish the reserve fund and Ps.581.0 million were used to repay in full the amounts owed under securities (certificados de participación ordinaria or CPOs), issued for the refinancing of the toll road through an irrevocable management trust agreement dated August 9, 1994 by and between CPAC, and Banco Interacciones, S.A., Institución de Banca Múltiple, Grupo Financiero Interacciones, acting as trustee.

Pursuant to the terms and the waterfall established in the Peñón-Texcoco Issuance Trust agreement, the proceeds from the operation of the Peñón-Texcoco Toll Road Concession shall be distributed in the following order: (i) to pay the VAT derived from the collection of the toll rates; (ii) to pay the consideration corresponding to the Mexican Federal Government and to the Government of the State of Mexico equal to 1% and 0.5%, respectively, of the annual gross toll income (excluding VAT) of the Peñón-Texcoco toll road; (iii) to cover the applicable operation and minor maintenance expenses pursuant to the operation and minor maintenance budget prepared under the terms of the Peñón-Texcoco Issuance Trust agreement; (iv) to maintain a reserve in connection with the payment of major maintenance expenses, which shall be equal to six months of the annual budget established under the Major Maintenance Program prepared pursuant to the Peñón-Texcoco Issuance Trust agreement, and for paying related expenses; (v) to cover any expenses related to the maintenance of the 2004 Peñón-Texcoco Issuance; (vi) to pay scheduled principal and accrued interest on the securities on the applicable biannual payment date; (vii) to maintain a reserve fund in connection with the scheduled payment of principal and accrued interest on the securities on the applicable biannual payment date, which shall be equal to two times the amount of interest payable during the beginning of the relevant quarter plus the two succeeding payments of principal, which shall be used whenever the proceeds from the operation of the Peñón-Texcoco Toll Road Concession during the corresponding quarter are not sufficient for such purposes; and (viii) any remaining amounts on the corresponding biannual payment date shall be used to prepay principal of the securities.

The securities under the 2004 Peñón-Texcoco Issuance must be prepaid on each biannual payment date with the remaining proceeds once the concepts listed above are paid, without any obligation to pay any prepayment penalties or premiums to the noteholders.  The 2004 Peñón-Texcoco Issuance does not allow voluntary prepayments of the securities.

CPAC, the trustee or ARKA, shall not be liable for the payment of amounts owed under the securities issued pursuant to the 2004 Peñón-Texcoco Issuance, which shall only be payable the Peñón-Texcoco Issuance Trust estate.

The securities issued under the 2004 Peñón-Texcoco Issuance yield interest at an annual rate of TIIE + 2.95 and mature on December 2, 2021.  The 2004 Peñón-Texcoco Issuance also provides the application of penalty interest at a rate of 1.5 times the ordinary rate.  The total outstanding amount of these securities as of December 31, 2011 was Ps.1.4 billion.  As of December 31, 2011, the Peñón-Texcoco Issuance Trust maintained a reserve in the amount of Ps.194.2 million to service any payment obligations thereunder.

Atlixco-Jantetelco Toll Road Securitization

On September 15, 2006, our subsidiary CONCEMEX (with respect to the Atlixco-San Bartolo-Cohuecán Stretch) and RCA (with respect to the Morelos Stretch), as settlors, Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, as trustee, and Monex, as agent of the noteholders, executed the irrevocable management and source of payment trust agreement (Contrato de Fideicomiso Irrevocable de Administración y Fuente de Pago), to establish a program for the issuance of securities (certificados bursátiles fiduciarios) in an aggregate principal amount of Ps.660.0 million (the “Atlixco-Jantetelco Issuance Trust”).  The debt thereunder is to be allocated as follows: 85.0% of the total debt is held by CONCEMEX, while the remaining 15.0% is held by RCA.  All collection rights derived from the payment of tolls under the Atlixco-Jantetelco Stretch and under the Morelos Stretch were assigned to the Atlixco-Jantetelco Issuance Trust to repay the debt under the program.

On September 15, 2006, the Atlixco-Jantetelco Issuance Trust issued, under the terms of the authorized program, 1,438,418 securities trading under the symbol “CONCECB 06U,” in an aggregate principal amount of 143.8 million UDIs (the “2006 Atlixco-Jantetelco Issuance”).  The proceeds from the issuance of the securities under the 2006 Atlixco-Jantetelco Issuance were used, among others, for working capital purposes and to pay certain investment made by the Government of the State of Puebla for the repair and construction of the Atlixco-San Bartolo-Cohuecán Stretch.

Pursuant to the terms and the waterfall established in the Atlixco-Jantetelco Issuance Trust agreement, the proceeds from the operation of the Atlixco-Jantetelco Toll Road Concession shall be distributed in the following order: (i) to pay the VAT derived from the collection of the toll rates with respect to each of the Atlixco-San Bartolo-Cohuecán Stretch and the Morelos Stretch; (ii) to pay (a) the consideration corresponding to the Government of the State of Puebla equal to 1% of the biannual gross toll income (excluding VAT) of the Atlixco-San Bartolo-Cohuecán Stretch, and (b) the consideration corresponding to the Government of the State of Morelos equal to 6% of the monthly gross toll income (excluding VAT) of the Morelos Stretch; (iii) to cover the applicable operation and minor maintenance expenses pursuant to the operation and minor maintenance budget prepared under the terms of the Atlixco-Jantetelco Issuance Trust agreement; (iv) to maintain a reserve in connection with the payment of major maintenance expenses in an amount of Ps.451,197, which can only be used, prior authorization of the Government of the State of Puebla, to pay major maintenance expenses related to the Atlixco-San Bartolo-Cohuecán Stretch; (v) to pay any expenses related to the maintenance of the 2006 Atlixco-Jantetelco Issuance; (vi) to pay accrued interest on the applicable biannual payment date; (vii) to maintain a reserve fund in connection with the scheduled payment of interest which shall be equal to the interest payable on the succeeding two payment dates; (viii) once certain operating thresholds are met (9,100 ADTV), to pay 50% of the revenues derived from the operation of the

Morelos Stretch to the Government of the State of Morelos; and (ix) any remaining amounts on the corresponding biannual payment date shall be used to prepay principal of the securities.

The 2006 Atlixco-Jantetelco Issuance provides two types of prepayments, mandatory and voluntary.  The securities under the 2006 Atlixco-Jantetelco Issuance must be prepaid on each payment date with the remaining proceeds once the items listed above are paid, with, in certain cases, the obligation to pay prepayment penalties to the noteholders if the amount prepaid is greater than the one established in the trust agreement.  In addition, the securities under the 2006 Atlixco-Jantetelco Issuance may be voluntarily prepaid at any time, with an obligation, in certain events, to pay prepayment penalties to the noteholders if the prepaid amount is greater than the one established in the trust agreement.  Additionally, in the event the proceeds generated from the operation of the Atlixco-Jantetelco toll road are not sufficient to timely pay principal and accrued interest on the securities, RCA and CONCEMEX will be entitled to request a two-year extension of the term of the concession to pay the securities.  In the event an extension to the term of the concession is granted, only the proceeds from the operation of the Atlixco-San Bartolo-Cohuecán Stretch will continue being assigned to the trust estate.

CONCEMEX, RCA, the trustee or Monex, shall not be liable for the payment of amounts owed under the securities issued pursuant to the 2006 Atlixco-Jantetelco Issuance, which shall only be payable with the Atlixco-Jantetelco Issuance Trust estate.

The securities issued under the 2006 Atlixco-Jantetelco Issuance yield interest at an annual rate of 5.83% and mature on September 4, 2026.  The total outstanding amount of these securities as of December 31, 2011 was Ps.468.3 million.  As of December 31, 2011, the Atlixco-Jantetelco Issuance Trust maintained a reserve in the amount of Ps.25.6 million to service any payment obligations thereunder.

Pirámides-Ecatepec-Peñón Toll Road and Armería-Manzanillo Toll Road Securitization

On May 29, 2003, our subsidiaries PAPSA and PACSA, as settlors, executed an irrevocable trust agreement (Contrato de Fideicomiso Irrevocable) with Banco Nacional de Comercio Exterior, S.N.C. Institución de Banca de Desarrollo (“BANCOMEXT”) as trustee, whereby s trust was created with the purpose of issuing securities (certificados bursátiles fiduciarios) trading under the symbol “ARMEC 03U,” due 2015.

Under such agreement, PAPSA and PACSA assigned to the trust all of their collection rights, and the collection rights following the termination of the issuance, reimbursement from the Mexican Government and all other rights derived under the Armería-Manzanillo and Ecatepec-Pirámides toll roads. On May 18, 2010 we fully prepaid the outstanding balance under this securitization.

Capital Expenditures

See Item 4 “Information on the Company—Investments, Capital Expenditures and Divestitures”.

C.                                    Research and Development, Patents and Licenses, etc.

None.

D.                                    Trend Information.

See “Item 5.  Operating and Financial Review and Prospects,” “Item 3.  Key Information—Risk Factors” and “Item 4.  Information on the Company” for trend information.

Pinfra’s revenues are correlated to the average daily traffic on its toll roads, which as it can be seen in the graph bellow, have increased since 2006 by a 7.2% CAGR.

E.                                      Off—balance Sheet Arrangements.

Our Company does not have any off-balance sheet arrangements.

F.                                      Tabular Disclosure of Contractual Obligations.

Our long-term debt obligations consist of payment obligations under our securitization transactions. In accordance with the terms of our concessions, we are required to make certain expenditures, including in the form of construction, once cetain events, such has when Average Daily Traffic by Vehicle Equivalents during a given period surpasses that established under the terms of the related concession. As such expenditures are contingent on the occurrence of certain events, we are unable to determine the amount of, or when we will be required to me, such capital expenditures.

The following table sets forth a breakdown of our long term contractual obligations as of December 31, 2011.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of Ps.)
Long-term debt(1)	25,512.3	1,124.9	2,385.9	2,659.4	19,342.1
Other long-term obligations(2)	102.2	48.4	23.1	30.7	—
Total	25,614.5	1,173.3	2,409.0	2,690.1	19,342.1

(1)   These are estimates as some of the securitizations are denominated in UDIs. Accordingly, the amounts hereon represent the peso equivalent of the projected payments under the UDI.  We estimated the exchange rate of UDIs to pesos based on the exchange rate as of December 31, 2011, increased each year by an inflation rate of 4%.  Additionally, the amounts hereon include projected interest payments.  As some of our securitization obligations incur interest at the TIIE, we estimated the future interest payable based on the TIIE as of December 31, 2011.

(2) These amounts represent (i) our financial leasing obligations and (ii) our obligation with respect to major maintenance on the highways we operate.  Our concession agreements require us to maintain the highways under concession in optimal working condition, for which reason, we are required to carry out routine maintenance.  Amounts hereon represent amounts accrued in our consolidated financial statements as of December 31, 2011.  Future maintenance expenditures above that which we have accrued as of December 31, 2011 are dependent on the occurrence of events (mainly deterioration of the highway from use by vehicles) and are thus not included in this table given their contingent nature.

G.                                    Safe Harbor.

This Item 5. “Operating and Financial Review and Prospects,” contains information that may constitute forward-looking statements.  See “—Forward-Looking Statements” in the Introduction of this annual report, for safe harbor provisions.

Item 6.        Directors, Senior Management and Employees

A.                                    Directors and Senior Management.

Board of Directors

Our board of directors currently consists of eight members and is responsible for the management of our business.  Each director is appointed for a term of one year and may be re-elected for the same position.  The members of the board of directors are elected by our shareholders.  Our board of directors meets at least once quarterly.  Pursuant to Mexican law, at least 25% of the members of the board of directors must be “independent,” as such term is defined by the LMV.  Our bylaws provide for an alternate director to serve in place of an elected director if such director is unable to attend a meeting of the board of directors.

The current members of our board of directors were nominated and elected to such position at our annual shareholders general meeting held on April 16, 2012.

Set forth below are the names of our current directors, positions, ages, their years of service as directors, the expiration of their term, their principal business activities performed outside of Pinfra and other directorships.

Name	Position	Age	Years as Director	Expiration of Term
Mr. David Peñaloza Sandoval	Chairman of the Board	66	20	April 15, 2013
Mrs. Adriana Graciela Peñaloza Alanís	Director	41	4	April 15, 2013
Mr. Moisés Rubén Kolteniuk Toyber	Director	66	7	April 15, 2013
Mr. Carlos Césarman Kolteniuk	Director	48	7	April 15, 2013
Mr. Luis Javier Solloa Hernández	Independent Director	45	4	April 15, 2013
Mr. Luis Hoyo García	Independent Director	39	4	April 15, 2013
Mr. Ramiro Pérez Abuin	Independent Director	34	4	April 15, 2013
Mr. Frantz Joseph Guns Devos	Independent Director	58	7	April 15, 2013

The secretary of the board of directors is Mr. Jesús Enrique Garza Valdés.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director.

The following biographies provide certain information (including any family relationships) about our directors:

David Peñaloza Sandoval.  Mr. Peñaloza Sandoval is currently the Chairman of Pinfra.  He has previously served as Chief Executive Officer of Tribasa.  From 1986 to 2001, he acted as Sole Administrator of Chocolates Turin, S.A. de C.V. In addition, he has been Member of the Mexican Chamber of Construction Industry (Cámara Mexicana de la Industria de la Construcción).  He has a Degree in Public Accounting from the Universidad Nacional Autónoma de Mexico (“UNAM”). Mr. Peñaloza Sandoval is the father of Mr. David Peñaloza Alanís and Mrs. Adriana Peñaloza Alanís.

Adriana Gabriela Peñaloza Alanís.  Mrs. Peñaloza Alanís serves as a member of the board of directors of Pinfra.  She has worked at a construction company, Coordinación Aplicada S.A., in the area of purchases, human resources, marketing management and international public relations.  She holds a Degree in Graphic Design from the Universidad Iberoamericana and a Masters in Art History from Universidad Anáhuac.  Mrs. Peñaloza Alanís is daughter of Mr. David Peñaloza Sandoval and sister of Mr. David Peñaloza Alanís.

Moisés Rubén Kolteniuk Toyber.  Mr. Kolteniuk Toyber serves as a member of the board of directors of Pinfra.  Additionally, he currently serves as an advisor to the board of directors of Altos Hornos de México. In the past, he worked as an advisor in the mining sector within the Mexican Federal Government before becoming the Sub-Secretary of the mining branch of the then-Secretary of Commerce and Industry.  Additionally, he served as chief executive officer of Aeropuertos del Sureste from April 1999 to February

2000 and as advisor to the director of Altos Hornos de México, S.A. de C.V. since 2001.  He holds a Degree in Electromechanical Engineering from UNAM and a Masters in Operations Research from the University of California at Berkeley.  Mr. Kolteniuk Toyber is the uncle of Carlos Césarman Kolteniuk.

Carlos Césarman Kolteniuk.  Mr. Césarman Kolteniuk serves as Chief Financial Officer, Director of Investor Relations and Member of the board of directors of Pinfra.  In the past, he worked at Industrias Campos Hermanos, S.A. de C.V.  In addition, he is founder of Inovamed, a company engaged in the administration of health.  Currently, he acts as Professor at Universidad Iberoamericana in the department of Business Administration and Economics and has been serving as Member of the Listing of Securities Issuers of the Bolsa Mexicana de Valores, S.A.B. de C.V. since 2009.  He holds a bachelors Degree in Economics from Universidad Anáhuac.  Mr. Césarman Kolteniuk is the nephew of Mr. Moisés Kolteniuk Toyber.

Luis Javier Solloa Hernández.  Mr. Solloa Hernández serves as an Independent member of the board of directors and is the chariman of the audit committee of Pinfra.  He is also a partner of the firm Solloa, Tello de Meneses y Compañía, S.C.  In addition, he has been examiner and member of the board of directors of various companies within the industrial, commercial and financial sectors and is currently serving as Chairman of the audit committee of Infonavit.  He holds a Degree in Public Accounting from UNAM, a diploma in Financial Engineering from Colegio de Contadores Públicos de Mexico and a diploma in High Management from Universidad Iberoamericana.

Luis Hoyo García.  Mr. Hoyo García serves as an Independent member of the board of directors of Pinfra.  He has also been Chief Executive Officer of Agencia Aduanal and Chairman of Association of Duty Agents in Lazaro Cárdenas, Michoacán.  He graduated in Public Accounting from Universidad Anáhuac.

Ramiro Pérez Abuin.  Mr. Pérez Abuin serves as Independent member of the board of directors of Pinfra.  He acted as Consultant and Auditor for Deloitte Touche Tohmatsu and Arthur Andersen.  In addition, he is founder of Marynolo and serves as Chief Executive Officer of Distribución y Servicios Logísticos S.A. de C.V.  He holds a Degree in Public Accounting from Universidad Iberoamericana and a Masters in High Management from IPADE.

Frantz Joseph Guns Devos.  Mr. Guns Devos serves as Independent member of the board of directors of Pinfra.  He has served as director at Aeropuertos del Sureste from 2000 to 2003 and Ferrocarriles del Sureste from 1998 to 1999.  He is also a consultant in the areas of project management, strategic planning and corporate government and is currently serving as director general of Industrial Hulmex, S.A. de C.V. since 2003.  Mr. Guns Devos holds a bachelor Degree in Applied Economics from Universitaire Faculteiten Sint-Ignatius Antwerp (UFSIA).

Senior Management

Set forth below are the names of the members of our current senior management, their age, position, and the appointment date of their current position.  The majority of our directors reside in Mexico.

Name	Age	Position Held	Appointment Year
Mr. David Peñaloza Alanís	38	Chief Executive Officer	2001
Mr. Carlos Césarman Kolteniuk	49	Chief Financial Officer	2002
Mr. Manuel Pérez del Toro Rivera Torres	36	Chief Operating Officer	2007
Mr. Luis Fernando Valle Álvarez	39	Director Financial	2006
Mr. Francisco Hugo Cajiga Castillo	42	General Counsel	2001
Mr. Ricardo Jorge Casares Zavala	59	Managing Director Construction	1999
Mr. Ricardo Carlos Kolteniuk Stolarski	36	Director of Purchasing	2005
Mr. Gabriel Cárdenas Cornish	43	Director New Projects	2011
Mr. Miguel Ángel Gómez Guzmán	47	Director Altipac Plant	2007
Mr. Salvador Sánchez Garza	58	Director IPM	1998

Only Messrs. David Peñaloza Sandoval and Carlos Césarman Kolteniuk are employees of Pinfra.

There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a member of senior management.

Set forth below is a summary of the business experience and family relationships of our senior management, except for the members of our senior management who are also directors, whose business experience is set forth above.

David Peñaloza Alanís.  Mr. Peñaloza Alanís serves as Chief Executive Officer of Pinfra.  Previously, he worked at Société Générale, GBM and Serfin.  He holds an Accounting Degree from the Universidad Anáhuac and a Degree in Business Administration from Harvard University.  Mr. Peñaloza Alanís is the son of Mr. David Peñaloza Sandoval and brother of Mrs. Adriana Peñaloza Alanís.

Carlos Césarman Kolteniuk.  See “—Board of Directors” above.

Luis Fernando Valle Álvarez.  Mr. Valle Álvarez serves as Financial Director.  He has 18 years of experience in the promotion, evaluation and financing of infrastructure projects.  Previously he worked at Grupo Aeroportuario del Pacífico, Grupo Aeroportuario del Sureste and Grupo Tribasa.  He holds a Degree in Economics from the Universidad Iberoamericana.

Francisco Hugo Cajiga Castillo.  Mr. Cajiga Castillo serves as General Counsel of Pinfra.  Previously, he was the General Counsel of the GOMO Group and Assistant Director in GBM.  He was a professor of law at the Universidad Iberoamericana and in stock-exchange and finance degree program in the Escuela Bancaria y Comercial.  He graduated as a lawyer with a degree in tax law from the Escuela Libre de Derecho.

Ricardo Jorge Casares Zavala.  Mr. Casares Zavala serves as Construction Director of Pinfra.  He has more than 30 years in the development, control and management of construction projects and has been with the Company since 1997.  He holds a Degree in Civil Engineering from the UNAM and a Degree in Project Management from the Project Management Institute Pennsylvania, USA.

Manuel Pérez del Toro Rivera Torres.  Mr. Pérez del Toro Rivera Torres serves as Chief Operating Officer of Pinfra.  Prior to joining Pinfra, he worked in Consorcio ARA as Director of New Projects and founded Casacom, a company offering telecommunication and television services in residential projects of Consorcio ARA.  He holds a Degree in Administration from the Universidad Iberoamericana.

Ricardo Carlos Kolteniuk Stolarski.  Mr. Kolteniuk serves as Purchase Manager of Pinfra and served the Company as Administration Director for more than nine years.  He also has experience in the financing of energy plants from his prior work at Unisource Energy.  He holds a Degree in Management from the Universidad Iberoamericana and obtained a Masters in Business Administration from Boston University.

Gabriel Cárdenas Cornish.  Mr. Cárdenas serves as New Projects Director of Pinfra since 2011.  Prior experience includes acting as vice-president of Grupo CFC, a company engaged in the construction of offshore platforms, for 15 years, as well as finance director for IMPSAT.  He holds a Degree in Business Administration and a specialty in Financial Engineering from the Universidad Iberoamericana.

Miguel Ángel Gómez Guzmán.  Mr. Gomez serves as Director of the Altipac since 2007.  He has been with the Company since 1994 at such time he was the works controller manager of the Company.  He graduated from the Escuela Superior de Ingeniería Mecánica y Eléctrica from the Instituto Politécnico Nacional.

Salvador Sánchez Garza.  Mr. Sánchez currently serves as Chief Executive Officer of IPM.  He holds a Degree in Chemical Engineering from the Universidad Iberoamericana, and a Masters in Administration from the ITESM.  He was director of API Altamira from 1994 until 1998 and of the Altamira Customs from 1993 until 1994.

B.                                    Compensation.

For the year ended December 31, 2011, the aggregate compensation of our senior management paid or accrued in that year for services in all capacities was approximately and Ps.17.95 million.  We do not offer a bonus plan to our senior management based on individual performance and on the results of our operations. We also do not offer any options to purchase securities to our senior management and our non-management directors receive no compensation for their services. Neither us nor our subsidiaries has set aside or accrued any amounts to provide pension, retirement or similar benefits to our senior-management and directors.

C.                                    Board Practices.

The board of directors as of this annual report was elected at our annual shareholders general meeting held on April 16, 2012, and the term for this board of directors will expire in April 15, 2013.  For information as to the number of years each director served as a member of the board of directors, please see “—Directors and Senior Management—Board of Directors” above.

The members of the board of directors do not have service contracts with Pinfra or any of its subsidiaries that provide benefits upon termination of employment.

Corporate Governance

Audit Committee

The LMV requires us to have an audit committee, which must be comprised of at least three independent members appointed by the board of directors.  The audit committee (together with the board of directors, which has additional duties) replaces the statutory auditor (comisario) that previously had been required, pursuant to the Mexican Corporations Law.

We established an audit committee at our shareholders’ meeting held on April 29, 2011.  The audit committee is composed of Messrs. Luis Javier Solloa Hernández, Luis Hoyo García and Ramiro Pérez Abuin with Mr. Luis Javier Solloa Hernández as chairman of the committee. The members of the audit committee were appointed or ratified by the board of directors in 2011 for a one-year term. All the members of the audit committee are independent under the LMV.

The audit committee’s principal duties are, among others (i) supervising our external auditors and analyzing their reports; (ii) analyzing and supervising the preparation of our consolidated financial statements; (iii) informing the board of our internal controls and their adequacy; (iv) supervising the execution of related party transactions; (v) requesting reports from our executive officers whenever it deems appropriate; (vi) informing the board of any irregularities that it may encounter; (vii) receiving and analyzing recommendations and observations made by the shareholders, members of the board, executive officers or any third party and taking the necessary actions; (viii) calling shareholder meetings; (ix) supervising the activities of our general director; and (x) providing an annual report to the board.

Corporate Practices Committee

The LMV requires us to have a corporate practices committee, which must be comprised by independent members appointed by the board of directors (except in the case of corporations controlled by a person or corporate group holding 50% or more of the outstanding capital stock, in which case the majority of the members must be independent).  In accordance with such provisions of the LMV, the majority of the members of our corporate practices committee are independent.  The corporate practices committee has at least one financial expert and is composed of Messrs. Luis Hoyo García, Carlos Césarman Kolteniuk and Luis Javier Solloa Hernández with Mr. Luis Hoyo García as chairman of the committee. The members were appointed on April 29, 2011 for a one-year term.

The Corporate Practices Committee is responsible for, among others (i) rendering its opinions to the board of directors in connection with the performance of our key officers, (ii) report transactions with related parties, (iii) requesting for opinions from independent third party experts, (iv) calling shareholders’ meetings, and (v) providing assistance to the board of directors in the preparation of reports for the annual shareholders’ meeting.

D.                                    Employees.

The following table provides the total number of full time employees at the Company and its subsidiaries for the past six fiscal years:

	As of December 31,
	2011	2010	2009	2008	2007	2006
	Employees	Employees	Employees	Employees	Employees	Employees
By Activity:
Management	285	277	279	292	240	238
Operation	1,537	1,530	1,437	1,551	1,407	1,455
Construction and Engineering	12	7	4	19	50	27
Executive Officers	12	12	12	12	12	12
Total employees	1,846	1,826	1,732	1,874	1,709	1,732

As of each of the six years ended December 31, 2011, 2010, 2009, 2008, 2007 and 2006, we had approximately 1,846, 1,826, 1,732, 1,874, 1,709, and 1,732 employees, of which approximately 428, 383, 352, 361, 406 and 497 were temporary employees, respectively.

As of December 31, 2011, 56.0% of our employees were affiliated with labor unions, with which we have entered into a collective bargaining agreement.  Please see Item 4. “Information on the Company—Business Overview—Regulatory Framework—Mexican Labor Regulations.”  Pursuant to Mexican law, collective bargaining agreements are subject to renegotiation on an annual basis with respect to salaries, and otherwise on a bi-annual basis.  We believe that our relationships with the labor union are satisfactory.  To date, we have not experienced a strike or other labor disruption.

E.                                      Share Ownership.

As of December 31, 2011, Mr. David Peñaloza Alanís and members of his immediate family, including our directors Adriana Graciela Peñaloza Alanís, María Adriana Alanís González and David Peñaloza Sandoval, had beneficial ownership of 174,161,574 or approximately 48.5% of our outstanding capital stock.  With the exception of the members of the Peñaloza Family, none of our executive officers or directors of Pinfra holds more than 1% of our capital stock. See also Item 7. “Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.        Major Shareholders and Related Party Transactions

A.                                    Major Shareholders.

The table below sets forth certain information regarding the ownership of our capital stock as of December 31, 2011:

	Shares of common stock owned as of December 31, 2011
Name of Shareholder	Number		Percentage (%)
David Peñaloza Alanís	79,451,838		22.1%
Adriana Graciela Peñaloza Alanís	31,985,046		8.9%
María Adriana Alanís González	48,877,359		13.6%
David Peñaloza Sandoval	13,847,331		3.9%
Public Investors (total)	184,283,635	(1)	51.5%
Total	359,299,923		100.0%

(1) This figure includes 854,714 shares held by Pinfra that, according to Mexican law, are considered to be part of our issued and outstanding capital.

As of the December 31, 2011, our executive officers and other directors of the Company hold 125,284,215 shares or approximately 34.9% of our outstanding capital stock. Pinfra is not directly or indirectly owned or controlled by another corporation, any foreign government or by any other natural or legal person.

The major shareholders, as set forth in the table above, do not have voting rights different from other shareholders.  Each share of common stock entitles the holder to one vote and therefore the major shareholders of Pinfra do not have different voting rights.

The changes in the percentage ownership held by our major shareholders for the past six fiscal years are as follows:

	Percentage of common stock owned as of December 31.
Name of Shareholder	2011	2010	2009	2008	2007	2006
David Peñaloza Alanís	22.1%	21.1%	20.5%	20.3%	20.1%	22.1%
Adriana Graciela Peñaloza Alanís	8.9%	9.0%	9.5%	9.4%	9.3%	9.9%
María Adriana Alanís González	13.6%	14.6%	14.2%	14.0%	13.9%	8.0%
David Peñaloza Sandoval	3.9%	3.9%	3.8%	3.7%	3.7%	2.3%

No arrangements which may result in a change of control are known to us.

In September 1993, our predecessor company, Tribasa, made a public offering of ADSs, each representing 20 shares of our common stock, and listed the ADSs on the NYSE.  In connection with this offering, Tribasa entered into a deposit agreement dated September 29, 1993, as amended (the “Deposit Agreement”), with The Bank of New York Mellon (formerly The Bank of New York), in its capacity as depositary (“Depositary”).  Our ADSs were delisted from the NYSE on February 22, 2002, but, as of the date of this annual report, the Deposit Agreement has not been terminated and the ADSs continue to be outstanding.  We have been informed by the Depositary that, at December 31, 2011, there were 413,118 ADSs outstanding on the register of the Depositary, representing 8,262,360 Shares.

B.                                    Related Party Transactions.

We have engaged in, and we expect that we will continue to engage in, transactions with companies that are owned or controlled, directly or indirectly, by us or our Principal Shareholders and other related parties, including, without limitation, the transactions described below. For more information regarding our relationships and transactions with related parties, see the notes to our annual consolidated financial statements in Part III of this annual report.

On April 25, 2007, our subsidiary Equivent, as lender, executed a loan agreement with our 50% equity method investment, Purépecha, as borrower, in an aggregate principal amount of Ps.242.0 million. This agreement was amended on August 20, 2007 and December 27, 2007. The proceeds of the loan were used by Purépecha to finance the construction of the Morelia-Aeropuerto toll road and the intersection of México-Guadalajara toll road. The maturity date of the loan is January 31, 2017. The loan bears interest at a rate of the one-month TIIE plus 3%. As of December 31, 2011, the outstanding principal amount of such loan was Ps.254.4 million.

We may from time to time in the future enter into transactions with our affiliates and, if so, we would do so in compliance with all applicable Mexican laws.

C.                                    Interests of Experts and Counsel.

Not applicable.

Item 8.        Financial Information

A.                                    Consolidated Statements and Other Financial Information.

Please see Item 18.  “Financial Statements” for our annual consolidated financial statements.

Legal Proceedings

We are involved in certain legal proceedings from time to time that are incidental to the normal conduct of our business.  In addition, in the ordinary course of our business, we are subject to various labor claims, none of which we believe will materially affect our business, results of operations or financial condition.  The material proceedings for each of the years presented in this annual report are described below. Other than as described below, we have not been subject to any material proceedings.

Experconstructores Zacatecana, S. A. de C.V. (formerly Triturados Basálticos y Derivados, S. A. de C.V.), our subsidiary, is involved in a U.S.$3,895,402 “ordinary” civil lawsuit filed by Proyectos y Cimentaciones Tacana, S. A. de C.V. (“TACANA”) before the First District Court for Civil Matters dated April 5, 2001.  Since the amounts claimed by TACANA were generated prior to our bankruptcy proceeding, we believe that the payment of such amounts should be generally subject to the bankruptcy proceeding, and, specifically, to the terms of the conciliation agreement entered into by Experconstructores Zacatecana with its creditors, which was approved by the bankruptcy court on December 18, 2003.  This agreement stipulated a payment of 5.4% to its recognized creditors under the bankruptcy.  Experconstructores Zacatecana does not believe that the claim filed by TACANA could contravene the conciliation agreement, which would ultimately be in detriment of its creditors.  These arguments were included in the appeal and remains under review by the appeals court.  In addition, and since the creditor was not recognized in the conciliation agreement, as of December 31, 2011, we have not created a reserve to satisfy any adverse judgment under this lawsuit.  If an adverse decision were to be reached against us, the amount owed to TACANA, which as of December 31, 2011 amounted to Ps.49.4 million, would be subject to a cancellation of 94.59% of such amount and paid in accordance with the terms of the conciliation agreement.

Dividends and Distributions

At the annual ordinary shareholders’ meeting, the board of directors submits our annual audited consolidated financial statements for the previous fiscal year to the shareholders for approval.  Once shareholders approve the financial statements, they determine the allocation of our net profits for the preceding fiscal year.  By law, prior to any distribution of profits, after deducting the amounts corresponding to income tax and employees’ profit share, we are required to allocate 5% of our net profits to a legal reserve fund until such legal reserve fund equals 20% of our paid-in capital stock.  Additional amounts may be allocated to other reserve funds as the shareholders may determine, including amounts allocated to a reserve for the repurchase of shares.  The shareholders may also allocate resources for the acquisition of shares pursuant to the applicable laws.  The remaining balance, if any, may be distributed as dividends.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution.  We will distribute through Indeval any cash dividends on shares held through Indeval.  Any cash dividends on shares evidenced by physical certificates will be paid by surrendering to us the relevant dividend coupon registered in the name of its holder.  Please see Item 10. “Additional Information—Memorandum and Articles of Association—Dividends and Dividend Policy.”

B.                                    Significant Changes.

None.

Item 9.        The Offer and Listing

A.                                    Offer and Listing Details.

Trading Information

Our Shares are listed on the BMV.  Our ADSs (represented by ADRs), which represent twenty Shares, were issued by The Bank of New York Mellon, as depositary.  The ADRs were initially listed on the NYSE but were delisted on February 22, 2002 and have been trading over-the-counter (“OTC”) since December 19, 2005.

The following table sets forth, for the six most recent full financial years, the annual high and low market prices for the ADSs on OTC and the Shares on the BMV.

	Mexican Stock Exchange (BMV)		OTC
Year	High (Ps. per share)	Low (Ps. per share)	High (U.S.$ per ADS)	Low (U.S.$ per ADS)
2006	24.21	4.25	36.00	10.75
2007	46.25	23.60	85.20	35.50
2008	39.90	15.21	75.45	22.40
2009	30.00	15.00	44.30	19.20
2010	44.70	26.11	71.00	37.15
2011	63.00	41.00	103.51	68.00

	Mexican Stock Exchange (BMV)		OTC
	High (Ps. per share)	Low (Ps. per share)	High (U.S.$ per ADS)	Low (U.S.$ per ADS)
2010
First Quarter	31.00	26.11	48.85	37.15
Second Quarter	32.15	25.01	51.95	39.49
Third Quarter	37.50	27.10	58.86	41.55
Fourth Quarter	44.70	35.80	71.20	57.26

2011
First Quarter	51.00	41.00	84.15	68.00
Second Quarter	56.50	44.01	95.79	80.95
Third Quarter	63.00	49.14	103.51	77.17
Fourth Quarter	59.99	50.00	85.27	73.20

2012
January	59.50	56.00	90.00	82.55
February	59.50	57.50	92.05	87.20
March	58.00	55.21	88.30	85.39
April	65.00	54.10	96.48	82.00
May	63.21	56.00	95.45	87.09
June (through June 22)	60.50	54.77	87.09	82.17

B.                                    Plan of Distribution.

Not applicable.

C.                                    Markets.

See Item 9.A.

D.                                    Selling Shareholders.

Not applicable.

E.                                      Dilution.

Not applicable.

F.                                      Expenses of the Issue.

Not applicable.

Item 10.     Additional Information

A.                                    Share Capital.

Not applicable.

B.                                    Memorandum and Articles of Association.

Organization and Register

Our predecessor company was incorporated on December 29, 1980 under the name “Grupo Tribasa, S.A. de C.V.” as a corporation of variable capital (sociedad anónima de capital variable) organized pursuant to the Mexican Corporations Law.  At our extraordinary shareholders’ meeting held on December 14, 2005, our shareholders approved an amendment to our bylaws to adopt the name Promotora y Operadora de Infraestructura, S.A. de C.V. The Company is registered in the Public Commercial Registry of Mexico City (Registro Público de Comercio) under the number 34012. The Shares of the Company are listed and registered with the RNV under number 3329.

Bylaws

The bylaws of the Company were amended at the extraordinary shareholders’ meeting held on December 22, 2006.  Our shareholders approved to amend our bylaws entirely to adjust them to the provisions of the then recently enacted LMV applicable to public corporations, to adopt the form of a listed corporation of variable capital (sociedad anónima bursátil de capital variable) and to change our name to Promotora y Operadora de Infraestructura, S.A.B. de C.V. A copy of our bylaws, as amended, has been filed as an exhibit to this annual report.

Purpose

Our bylaws include the following as the purposes of our company:

•                  Promote, establish, organize, exploit, acquire and obtain participation in the capital stock and/or equity of all kinds of business corporations or civil partnerships, associations, entities or companies, whether industrial, commercial, services companies or of any other kind, both domestic and foreign, as well as participate in their management or liquidation.

•                  Acquire under any shares, interests, participations or equity quota interests in any kind of business corporations or civil partnerships, associations, entities or companies, either by forming part of them when incorporated or by a further acquisition, as well as transfer, dispose of and negotiate such shares, participations and equity quota interests, including any other securities governed by the applicable laws.

•                  Receive from other companies and persons, as well as provide to other companies and persons, any services necessary to achieve our objectives or corporate purposes, such as legal, administrative, financial services, in treasury, auditing, marketing matters, preparing balance sheets and budgets, preparing programs and manuals, analyses of operating results, evaluation of information concerning productivity and possible financing, preparing analyses on availability of capital, technical assistance, counsel, and consultation, among others.

•                  Obtain, acquire, develop, market, make enhancements to, use, grant and receive licenses, or dispose of all kind of patents, trademarks, certificates of invention, trade names, utility models, industrial designs, industrial secrets and any other industrial property rights, as well as copyrights, either in Mexico or abroad.

•                  Obtain all kind of loans or credits, issue debentures, certificates, commercial paper and any other credit instruments or equivalent instruments according to the laws of any jurisdiction, with or without granting a personal or real specific guaranty, through a pledge, mortgage, trust, or under any other interest, and grant loans to business corporations or civil partnerships, companies and institutions, whether or not receiving real specific guarantees.

•                  Bind ourself jointly as joint debtor or under any other equivalent status in relation to credits or loans granted to the Company or to any third party.

•                  Grant all kind of personal guarantees, real or third-party guarantees over debentures or credit instruments for the account of corporations, associations, institutions or any third party, acting as surety and/or joint guarantor and/or guarantor for such persons.

•                  Subscribe, issue and secure all kind of credit instruments, and also accept and endorse them.

•                  Execute, supervise or hire, for our own account or for third parties, all kind of constructions, edifications or facilities for offices or establishments.

•                  For our own account or on behalf of third parties, execute training and development programs as well as research activities.

•                  Provide or receive under lease or gratuitous loan; acquire, possess, exchange, alienate, transfer, dispose of or encumber the title or possession of all kind of personal and real property, as well as other real or personal rights over such property as necessary or convenient for our corporate purpose or for operations or corporate purposes of the business corporations or civil partnerships, associations or institutions in which we hold any kind of interest or participation.

•                  Act as commission merchant, mediator, representative, distributor or intermediary for any person or corporation.

•                  Produce, process, adapt, import, export and purchase and sell machinery, spare parts, materials, raw materials, industrial products, effects and all kind of merchandise.

•                  Execute any kind of financial derivatives transactions, under Mexican laws or foreign laws, regardless of the denomination and of the subjacent assets involved.

•                  According to the LMVand as long as shares of the Company are registered in the RNV maintained by the BMV, it may place or acquire shares of its own capital stock.

•                  Issue unsubscribed shares for placement among the public under Article 53 (fifty-three) of the LMV, according to the procedure established in our bylaws.

•                  Execute any act and have any committee as required or permitted by the applicable laws, including the LMV.

•                  In general, execute and carry out all acts, agreements and transactions, related, accessory or accidental, necessary or convenient to conduct the above purposes.

Actions of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders.

The board of directors must approve, among other matters:

•                  our general strategy;

•                  monitor our management and that of our subsidiaries;

•                  with prior input from the audit and corporate practices committee, on an individual basis: (i) transactions with related parties, subject to certain limited exceptions; (ii) the election of our chief executive officer, his compensation and removal for justified causes and policies for the description and comprehensive remuneration of other executive officers; (iii) the guidelines on our internal control and internal audit and those of our subsidiaries; (iv) our consolidated financial statements and those of our subsidiaries; (v) unusual or non-recurrent transactions and any transactions or series of related transactions during any calendar year that involve (a) the acquisition or sale of assets with a value equal to or exceeding 5% of our consolidated assets or (b) the giving of collateral or guarantees or the assumption of liabilities, equal to or exceeding 5% of our consolidated assets, and (vi) contracts with external auditors;

•                  calling shareholders’ meetings and acting on their resolutions;

•                  any transfer by us of shares in our subsidiaries;

•                  creation of special committees and granting them the power and authority, provided that the committees will not have the authority which by-law or under our by-laws is expressly reserved for the shareholders or our board of directors;

•                  determining how to vote the shares that we hold in our subsidiaries; and

•                  the exercise of our general powers in order to comply with our corporate purpose.

In addition, our board of directors has broad borrowing powers as well as powers to approve loans subject to supervisions of the audit committee in certain instances involving related parties. There is no retirement age limit for our directors nor a requirement for our directors to hold Shares for qualification.

Meetings of the board of directors will be validly convened and held if a majority of our members are present.  Resolutions at the meetings will be valid if approved by a majority of the members of the board of directors, unless our bylaws require a higher number.  The chairman of the board of directors has a tie-breaking vote.  Notwithstanding the board’s authority, our shareholders pursuant to decisions validly taken at a shareholders’ meeting at all times may override the board.

The LMV imposes a duty of care and a duty of loyalty on our directors. For further information, see “—Mexican Securities Market Law” below.

Members of the board and, if applicable, the secretary of the board with a conflict of interest must abstain from participating and being present during the deliberation and voting of the matter at the relevant board of committee meeting, without this affecting the necessary quorum for that particular meeting.

Members of the board of directors and the secretary of the board will breach their duty of loyalty to the company and be liable for damages to it and, if applicable, its subsidiaries if they have a conflict of interest and they vote or make a decision with respect to the company or its subsidiary’s assets or if they fail to disclose any conflict of interest they may have unless confidentiality duties prevent them from disclosing such conflict.

Capital Stock

Because we are a publicly traded corporation with variable capital stock, our capital stock must have a fixed portion and may have a variable portion.  As of the date of this annual report, our subscribed and paid-in share capital consists of 359,999,923 shares of common stock, without stated par value, all of which represent fixed capital.  In addition, we have acquired 21,678,314 shares pursuant to the terms of Article 56 of the LMV, of which (i) 20,823,600 are held in treasury and (ii) 854,714 have been accounted for as stockholders’ equity.  Our shares may be sold to, paid for and held by either Mexican or non-Mexican investors.

Voting Rights and Shareholders’ Meetings

All of our Shares have full voting rights.  Each share entitles the holder to one vote at any meeting of our shareholders.  Our bylaws allow us to issue limited voting shares of series “L” which will only have the right to vote at shareholders’ meetings adopting the following resolutions: (i) transformation of the company, (ii) merger with another company which is not an affiliate, (iii) cancellation of the registration of series “L” shares in the RNV, (iv) appointment, ratification or removal of board members pursuant to clause twenty eighth of our bylaws, (v) spin off, dissolution and liquidation of the company, (vi) change of nationality of the company, and (vii) change of corporate purpose. There are no series “L” shares currently issued by the company.  Any changes to the rights of our shareholders would require the amendment of our bylaws through an extraordinary shareholders’ meeting with the affirmative vote of 67% of the shares in the first call and 66.66% in a second or further call.

Under our current bylaws, we may hold two types of shareholders’ meetings:  special and general shareholders’ meetings.  Special shareholders’ meetings are those called to discuss matters that may affect only one category or series of shares.

General shareholders’ meetings may be ordinary or extraordinary.  Ordinary shareholders’ meetings are those called to discuss any issue not reserved for extraordinary shareholders’ meetings.  An annual ordinary shareholders’ meeting must be held at least once a year within the first four months following the end of each fiscal year to discuss, among other things, the approval of our consolidated financial statements; the report prepared by the board of directors on our consolidated financial statements; the reports of the audit and corporate practices committees; the appointment of members of the board of directors and the determination of compensation for members of the board of directors; the opinion of the board on the report of the General Director; and determine the maximum amount of resources to be applied for the acquisition of our own shares.

Extraordinary shareholders’ meetings are those called to consider any of the following matters, among other things:

•                  an extension of the Company’s duration;

•                  dissolution of the Company;

•                  an increase or decrease in the Company’s capital stock;

•                  a change in the Company’s corporate purpose;

•                  amendments or additions to the Company’s bylaws;

•                  any transformation of the Company;

•                  merger or spin-off involving the Company;

•                  issuance of preferred stock;

•                  any stock redemption;

•                  the issuance of bonds of any kind by the Company;

•                  the issuance of any kind of collective notes (obligaciones) by the Company; and

•                  the delisting of our Shares with the RNV or with any stock exchange.

Shareholders’ meetings are required to be held at our corporate domicile, which is Mexico City.  Any shareholders’ meetings may be duly called by the board of directors, the chairman of the board of directors, the chairman of the audit committee, the chairman of the corporate practices committee, the secretary or, under certain circumstances, by a Mexican court of competent jurisdiction. Shareholders representing 10% of our outstanding capital stock have the right to request that the board of directors, the audit and the corporate practices committee call a shareholders’ meeting to discuss the matters indicated in the relevant request.

Notices of shareholders’ meetings must be published in one of the newspapers of general circulation in Mexico City at least 15 calendar days prior to the date of the meeting.  Each call must set forth the place, time and agenda for the meeting and must be signed by whoever called the meeting.  From the date on which a call is published until the date of the corresponding meeting, all relevant information (i.e., any documentation related to the matters included in the agenda) will have to be made available to the shareholders.

To be admitted to any shareholders’ meeting, shareholders must be registered in the Company’s share registry, and present evidence of the deposit of their certificates with a financial institution, brokerage house or deposit institution at least one day prior to the shareholders’ meeting.  These documents will be exchanged for certificates issued by us that must be used to be admitted to the meeting.  Shareholders may appoint one or more attorneys-in-fact to represent them pursuant to general or special powers of attorney or by a proxy in the form distributed by us pursuant to applicable laws.

Quorum for Shareholders’ Meetings

Ordinary meetings are legally convened on a first call when at least 70% of the shares of our outstanding capital are present or duly represented.  In the event of a second call or further calls, the meeting shall be legally convened when at least 66.66% of the shares of our outstanding capital are present or duly represented. Resolutions at ordinary meetings of shareholders pursuant to a first or further call are valid when approved by the holders of at least 40% of the total outstanding shares, provided that, for resolutions regarding any of the matters mentioned below, it will require the vote of at least 66.66% of the outstanding shares:

•                  appointment, ratification or removal of the director general and the members of the board of directors, and the members of the audit and corporate practices committees; and

•                  increase or decrease in the variable portion of the Company’s capital stock with the understanding that the corresponding proposal should have been previously submitted to the board of directors for approval.

Extraordinary shareholders’ meetings and special shareholders’ meetings are legally convened on a first call when at least 75% of the shares of our outstanding capital are present or duly represented.  On a second or subsequent call, extraordinary shareholders’ meetings are legally convened when at least 67% of the shares representing our outstanding capital are present or duly represented. Resolutions at an extraordinary meeting of shareholders or special shareholders’ meetings pursuant to a first or further call are valid when adopted by the holders of at least 50% of the shares of our outstanding capital, provided that, for resolutions regarding any of the matters mentioned below, it will require the vote of at least 66.66% of the shares of our outstanding capital:

•                  increase or decrease of the minimum fixed capital with the understanding that the corresponding proposal should have been previously submitted to the board of directors for approval;

•                  amendments or additions to the bylaws;

•                  merger or spin off involving the Company;

•                  issuance of preferred stock;

•                  redemption of shares with distributable profits, and issuance of limited voting, preferred or of any class other than common shares;

•                  the issuance of bonds of any kind by the Company; and

•                  the issuance of any kind of collective notes (obligaciones) by the Company.

Dividends and Dividend Policy

The declaration, amount of, and payment of dividends is set by the affirmative vote of at least 40% of our total outstanding shares at an ordinary shareholders’ meeting.  Under Mexican law, dividends may only be paid from retained earnings included in financial statements that have been approved by a company’s shareholders and if losses for prior fiscal years have been recovered.  By law, prior to any distribution of profits, after deducting the amounts corresponding to income tax and employees’ profit share, we are required to allocate 5% of our net profits to a legal reserve fund until such legal reserve fund equals 20% of our paid-in capital stock.  Payment of dividends could be limited by covenants in debt instruments we enter into in the future and by our subsidiaries’ ability to pay dividends to us, which may adversely affect our ability to make dividend payments.  We have never paid dividends to our shareholders and currently do not have an approved dividend policy.

Our board of directors is considering the adoption of a dividend policy.  This policy and the payment of dividends would be subject to applicable law and will depend on a number of factors, including our results of operations, financial condition, cash requirements, future prospects, taxes, the terms and conditions of future debt instruments that may limit our ability to pay dividends and other factors that our board of directors and shareholders deem relevant.

Our Principal Shareholders currently have significant influence in matters related to the payment of dividends.

Changes to Our Capital Stock

The fixed portion of our capital stock may be increased or decreased by a resolution adopted by our shareholders in an extraordinary shareholders’ meeting, provided that our bylaws are concurrently amended to reflect the increase or decrease in capital stock.  The variable portion of our capital stock may be increased or decreased, by our shareholders in an ordinary shareholders’ meeting without the amendment of our bylaws.

Any increase or decrease of our capital stock, either in the fixed or variable portion, must be submitted for approval to the board of directors.

Increases or decreases in the fixed or variable portion of our capital stock must be recorded in our registry of capital variations, which we are required to maintain under the Mexican Corporations Law.  Shareholders’ meeting minutes by means of which the corporate fixed capital of the Company is increased or decreased, must be notarized and registered before the corresponding Public Registry of Commerce.  New shares cannot be issued unless the issued and outstanding shares at the time of the issuance have been paid in full, except in certain limited circumstances.

Limitations on Share Ownership and Forfeiture of Shares

Our bylaws do not contain any provisions that restrict or prohibit non-Mexican shareholders from owning our Shares. However, as required under Mexican law, our bylaws provide that any non-Mexican shareholder shall be considered as a Mexican citizen with respect to Shares held by them, property rights, concessions, participations and interests we own and rights and obligations derived from any agreements we have with the Mexican Government.  Non-Mexican shareholders shall be deemed to have agreed not to invoke the protection of their governments, under penalty, in the event of breach of such agreement, of forfeiture to the Mexican Government of such interest or participation.  Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Share Repurchases

We may choose to acquire our own shares through the BMV, pursuant to the LMV, on the following terms and conditions:

•                  the acquisition must be carried out through the BMV;

•                  the acquisition must be carried out at market price, unless a public tender offer has been authorized by the CNBV;

•                  the acquisition must be carried out against our net worth account (capital contable) without a reduction of capital stock or against our capital stock, and the shares so acquired will be held as treasury stock without any requirement to adopt a reduction in capital stock (no shareholder consent is required for such purchases);

•                  the amount and price paid in all share repurchases must be made public;

•                  the annual ordinary shareholders meeting must determine the maximum amount of resources to be used in the fiscal year for the repurchase of shares, provided that the aggregate amount of resources in no event shall exceed the total balance of the net earnings of the Company, including retained earnings;

•                  we may not be delinquent on payments due on any outstanding debt issued by us that is registered with the RNV; and

•                  any acquisition of shares must comply with the requirements of Article 54 of the LMV, and we must maintain a sufficient number of outstanding shares to meet the minimum trading volumes required by the stock markets on which our shares are listed.

The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

Ownership of Capital Stock by Subsidiaries

Our subsidiaries may not, directly or indirectly, invest in our shares, except for shares acquired as part of an employee stock option plan and in conformity with the LMV.

Redemption

In accordance with our bylaws, shares representing our capital stock are subject to redemption in connection with either (i) a reduction of capital stock, or (ii) a redemption with retained earnings, which in either case must be approved by our shareholders.

A redemption of shares arising from a capital reduction must be made pro rata among our shareholders.  In the case of a redemption with retained earnings, such redemption shall be conducted (i) by means of a tender offer conducted on the BMV at prevailing market prices, in accordance with Mexican law and our bylaws, (ii) pro rata among the shareholders, or (iii) if the redemption is at a price different from the prevailing market price, shares to be redeemed shall be selected by lot.

Dissolution or Liquidation

Upon dissolution of the Company, one or more liquidators must be appointed at an extraordinary shareholders’ meeting to wind up the Company’s affairs.  All fully paid and outstanding shares of capital stock will be entitled to participate equally in any liquidation proceeds.

Registration and Transfer

All of our Shares are currently registered with the RNV as required under the LMV and regulations issued by the CNBV.  We have filed an application for approval of the public tender offer of the Shares herein described.  Shares are evidenced by certificates issued in registered form, which are deposited with Indeval at all times.  Our shareholders may only hold their shares in book-entry form, through participants having accounts with Indeval.  Indeval is the holder of record in respect of all of the Shares.  Accounts may be maintained at Indeval by brokers, banks and other Mexican and non-Mexican financial institutions and entities authorized by the CNBV to be participants at Indeval.  In accordance to Mexican law, only persons listed in our stock registry, and holders of certificates issued by Indeval coupled with certificates issued by Indeval participants, will be recognized as our shareholders; under the LMV, certifications issued by Indeval, together with certifications issued by Indeval participants, are sufficient to evidence ownership of our Shares and to exercise rights in respect of those Shares, at shareholders’ meeting or otherwise.  Transfers of shares must be registered through book entries that may be traced back to the records of Indeval.

Preemptive Rights

Except as described below, under Mexican law and our bylaws, our shareholders have preemptive rights for the subscription and payment of newly issued shares or capital stock increases.  Generally, if we issue additional shares of capital stock, our stockholders will have the right to purchase the number of shares necessary to maintain their existing ownership percentage.  Shareholders must exercise their preemptive rights within 15 calendar days following the holding of the shareholders’ meeting in the event that the total outstanding shares had been present or duly represented, or the publication of notice of the issuance in the Official Gazette or in the official gazette of the company’s corporate domicile (e.g., Mexico City).

Preemptive rights will not apply to (i) shares issued to all of the shareholders due to capitalization of share subscription premiums, retained profits, or other reserves, (ii) capital increases through the issuance of unsubscribed shares to be place in a public offering pursuant to Article 53 of the LMV, (iii) shares issued by us in connection with mergers, (iv) the resale by us of shares held in our treasury as a result of repurchases of shares conducted by us on the BMV, and (v) shares held in treasury for the conversion of collective notes (obligaciones) under Article 210 of the General Law of Credit Titles and Operations (Ley General de Títulos y Operaciones de Crédito).

Certain Minority Protections

Below is a description of certain minority rights set forth in our bylaws, pursuant to the LMV and the Mexican Corporations Law:

•                  holders of at least 10% of our outstanding share capital (including limited or restricted voting shares), in the aggregate, are entitled to vote; (i) to request a call for a shareholders’ meeting, (ii) to request that resolutions, with respect to any matter on which they were not sufficiently informed, be postponed, and (iii) to appoint or revoke the appointment of one member of our board of directors and one alternate member of our board of directors;

•                  holders of at least 20% of our outstanding share capital may oppose any resolution adopted at a shareholders’ meeting and file a petition for a court order to suspend the resolution if the claim is filed within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution, and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspension the resolution in the event that the court ultimately rules against the opposing shareholder; and

•                  holders of at least 5% of our outstanding shares may initiate an action for civil damages against some or all of our board members, as a shareholder derivative suit, for violations of the duty of care or the duty of loyalty, for our benefit, in an amount equal to the damages or losses caused to us; however, any such actions have a five-year statute of limitations.

The substantive law concerning fiduciary duties of directors has not been the subject of comprehensive interpretation by the courts in Mexico unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders.  The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions.  Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above.

Due to the foregoing, it may, in practice, be more difficult for our minority shareholders to enforce rights against us or our directors or principal shareholders than it would be for shareholders of a U.S. public company.

Share Purchase Restrictions and Anti-Takeover Protections

Our bylaws include a provision whereunder, generally, any person or group of persons wishing to acquire 3% or more of the outstanding shares of capital stock of Pinfra (or instruments convertible in shares or rights with respect to shares) from any of the members of the Peñaloza Family, in a single transaction or a series of transactions, must obtain the prior approval from the board of directors with the affirmative vote of, at least, 66.66% of the total number of directors.  In the event that the intended purchaser obtains the board approval, it will be obligated to perform, simultaneously with the acquisition, a mandatory tender offer for the purchase of the total outstanding shares (or instruments referred to or convertible into shares), unless the board waives such requirement when issuing its approval, in the understanding that, if after the board’s approval but prior to the conclusion of the purchase, the board receives an offer from a third party to purchase the total outstanding shares (or instruments referred to as convertible into shares) which terms are better for the shareholders, the board may revoke the approval previously granted and authorize the new transaction.

For the board’s approval to be effective it is necessary that the sale or public tender offer of shares (or instruments referred to or convertible into shares) is performed at a price not lower than the greater of (i) the average trading price of the shares in the BMV on the closing of operations during the six-months immediately prior to the date in which the sale is closed or the tender offer is performed, or (ii) the highest price in which the shares have been traded during the 365 days prior to the date of payment of the purchase price or the beginning of the tender offer.  These mandatory tender offer provisions of our by-laws generally are more stringent than similar provisions contained in the current LMV.  Where the provisions of our by-laws are more protective of minority shareholders than the current LMV, our bylaws will apply.

The above provision will not apply if the transfer of shares by any member of the Peñaloza Family is to such member’s successors.

In the event of violation of the above provisions, the breaching purchasers or shareholders will not be entitled to exercise the rights with respect to the relevant shares (including economic rights) and such shares will not be taken into account to determine the quorum or required majorities for the approval of resolutions at any shareholders’ meetings.  The Company will abstain from registering the purported purchasers or shareholders in the stock registry ledger without giving effect to the registration undertaken by a depositary of securities pursuant to the applicable legislation.  The purchaser who acquires shares in violation of these provisions will have to sell the shares to a third party who is approved and appointed by the board by the affirmative vote of at least 66.66% of all the total number of directors.

Delisting or Cancellation of Registration with the RNV

Delisting or cancellation of the registration of the Shares with the RNV may be due to (i) resolution by the CNBV, or (ii) resolution of our shareholders at an extraordinary shareholders’ meeting with the affirmative vote of shares (including non-voting or limited voting shares) representing at least 95% of the capital of the Company, with the approval of the CNBV.

In any of the forgoing scenarios, we will be required to perform a mandatory tender offer for the purchase of the shares directed to shareholders other than the Principal Shareholders, except in the cases described in the following section.

In accordance with applicable regulations and our bylaws, in the event that the Principal Shareholders are unable to purchase all of our outstanding Shares pursuant to a tender offer, they will be required to create a trust for a period of at least six months and contribute to it funds in an amount sufficient to purchase, at the same price offered pursuant to the tender offer, all of the outstanding shares that remain held by the general public.

The offer price will be the higher of:  (i) the weighted average quotation price per share on the BMV for the previous 30 days prior to the date on which the tender offer is made, or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and the BMV.

Exceptions to Tender Offers in case of Cancellation of Registration with the RNV

In accordance with applicable law, the Company will be entitled to request from the CNBV the cancellation of the registration of the Shares with the RNV without performing a tender offer in the following cases:

•                  if shareholders representing at least 95% of the capital of the Company (including non-voting or limited voting shares), granted their consent, through an extraordinary shareholders’ meeting, for the cancellation of the registration and that the amount to be offered for the acquisition of the shares held by public investors is less than 300,000 UDIs; or

•                  if the Company is merged with another publicly traded company, when the latter evidences to the CNBV one of the following events: (a) the consummation of a tender offer for 100% of the shares representing the capital of the Company; or (b) obtaining an authorization from the CNBV to be exempt from performing a tender offer in the case of operations that are consistent with the protection of our minority shareholders’ interests.

In the first case, the Company will be required to create a trust similar to that described in the previous section. See “—Delisting or Cancellation of Registration with the RNV.” In the second case, the Company will only be required to create a similar trust if one of the shareholders does not receive the shares of the merged company.

Tender Offer Rules

A mandatory tender offered is required to be made pursuant to the LMV by any person or group of persons that, directly or indirectly, in a single transaction or in a series of transactions, intends to acquire control of our outstanding shares (or any percentage of our outstanding shares equal to or exceeding 30% of our outstanding shares).  Such tender offer must be for (i) the percentage of shares equal to the proportion of shares that are intended to be purchased in relation to the total shares intended to be purchased or 10% of the total Shares, whichever is higher, provided that the purchaser limits the offer to a percentage which does not implicate control of the Company; or (ii) for 100% of our outstanding Shares if the purchaser intends to obtain control of the Company at a price equal to the greater of (a) the average trading price for our shares for the 30 trading days prior to the offer; or (b) the last reported book value per share.  The LMV defines control, for these purposes, as (i) the ability to impose decisions, directly or indirectly, at a stockholders’ meeting, (ii) the right to vote 50% or more of our shares, or (iii) the ability to cause, directly or indirectly, that our management, strategy or policies be pursued in any given fashion.

In connection with a tender offer, our board of directors is required, subject to the prior opinion of our corporate practices committee, to opine in respect of the price of the offer.  Prior to expressing such opinion, our board of directors may request the opinion of an independent third party expert.  Likewise, the board members and the director general must disclose to the public, with the referred-to opinion, the decision they will take with respect the Shares or instruments referred to Shares that they own.

Additional Matters

Variable Capital

We are permitted to issue shares representing fixed capital and shares representing variable capital.  The issuance and redemption of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of our Shares as herein described.

Conflict of Interest

A shareholder having a conflict of interests with those of the Company is, pursuant to the Mexican Corporations Law, required to abstain from any deliberation on the applicable matter.  A breach of this provision by any shareholder may result in the shareholder being liable for damages to the extent the transaction would not have been approved without such shareholders’ vote.

Withdrawal

When the extraordinary shareholders’ meeting resolves a change in our corporate purposes, nationality or corporate form, any shareholder with rights to vote at the meeting that voted against the approval of such matter is entitled to withdraw its Shares at book value, as set forth in the financial statements last approved by our shareholders; provided it exercises its appraisal rights within 15 days following the adjournment of the meeting at which the relevant change was approved.

Mexican Securities Market Law

Publicly traded companies are principally regulated by the provisions of the LMV and supplementary regulated by the LGSM.  The LMV was enacted and published in the Official Gazette on December 30, 2005, and became effective on June 28, 2006.  Companies that were publicly traded at such time were provided a period of 180 days to adjust their bylaws pursuant to the new corporate governance provisions.  The LMV changed the then Mexican securities regulation in various material respects, introducing reforms aiming to bring the Mexican regulatory framework applicable to the securities market and publicly traded companies up to international standards.

The LMV, among other relevant aspects, (i) sets forth that public companies and the entities controlled by them (e.g., majority and wholly owned subsidiaries) are considered a single economic unit, (ii) clarifies the rules for tender offers, dividing them into voluntary and mandatory categories, (iii) clarifies standards for disclosure of shareholder holdings in public companies, (iv) expands and strengthens the role of the board of directors of public companies, (v) clarifies and defines the responsibility and standards applicable to the board of directors and the duties of the board, each director, its secretary, the chief executive officer and other executive officers, (vi) replaces the role of statutory auditor (comisario) and its duties with an audit committee, a corporate practices committee and external auditors, (vii) improves the rights of minority shareholders relating to legal remedies and access to company information, (viii) introduces concepts such as consortiums, groups of related persons or entities, control, related parties and decision-making power, (ix) expands the definition of applicable sanctions for violations of the LMV, including punitive damages, (x) clarifies rules relating to types of equity securities that may be offered by public companies, (xi) sets forth rules for share repurchases and (xii) specifies requirements for anti-takeover measures.

Under the LMV, public companies must have a board of directors comprised of no more than 21 members, of which at least 25% must be independent.  Independent board members must be selected at the issuer’s general ordinary shareholders’ meeting based on their experience, ability and reputation, among other factors.  The conclusion as to whether a director is independent is made by the issuer’s shareholders, and such determination may be challenged by the CNBV.  As a departure from legislative precedents, the LMV permits current members of the board of directors, under certain circumstances, to appoint, on a temporary basis, new members of the board of directors.  The LMV permits the designation of provisional directors without shareholders’ meeting approval when a substitute for the relevant director has not been designated, or the designee has not accepted such position, or when a director’s membership is revoked pursuant to the terms of Article 155 of the LGSM.  In the event provisional directors have been designated, the next following shareholders’ meeting must consider ratifying such appointments or designate substitute directors.  The LMV also introduced concepts such as the duty of care, duty of loyalty and certain safe harbors, in connection with the performance of the members of the board.

Broadly defined, the duty of care calls for the members of the board to obtain sufficient information and be sufficiently prepared to support their decisions, and to act in the best interests of the public company.  The duty of care is principally complied with when a director requests and obtains from the issuer or officers of the issuer, as the case may be, all information that may be necessary to participate in discussions requiring the presence of such director, and by requesting and obtaining information from third-party experts, as well as by attending board meetings and disclosing material information in possession of such board member.  Failure of a director to act pursuant to the duty of care would make the relevant director jointly and severally liable for damages and losses caused to the company and its subsidiaries, which may be limited (other than in the case of bad faith, willful misconduct and illegal acts) under the company’s bylaws or by resolution of a shareholders’ meeting.  Liability for a breach of the duty of care may also be covered by indemnification provisions and director and officer liability insurance policies.

The duty of loyalty primarily consists of maintaining the confidentiality of information received in connection with the performance of a director’s duties and abstaining from discussing or voting on matters where the board member has a conflict of interest.  Additionally, the duty of loyalty is breached where a director knowingly favors the interests of a shareholder or group of shareholders without the express approval of the board of directors, and when a director takes advantage of a corporate opportunity.  The duty of loyalty further implies not disclosing information that is false or misleading, or omitting to register any such information in the issuer’s minute books and other corporate records.  The duty of loyalty is also breached if the director uses corporate assets or approves the use of corporate assets in violation of an issuer’s policies, discloses false or misleading information, orders or causes an incorrect entry of any transaction in an issuer’s records that could affect its financial statements, or causes material information not to be disclosed or to be modified.  The violation of the duty of loyalty makes the relevant directors jointly and severally liable for damages and losses caused to the company and its subsidiaries.  This liability also arises if damages and losses are sustained as a result of benefits wrongfully obtained by the director or directors or third parties as a result of activities carried out by the breaching board member.  As opposed to the duty of care, liability for breach of the duty of loyalty may not be limited by the company’s bylaws, by resolution of the shareholders’ meeting or otherwise.

Claims for liability of the breach of the duty of care and the duty of loyalty may be made solely for the benefit of an issuer (as a derivative suit) and may only be made by the issuer or directly by shareholders holding shares of any class representing at least five percent of the aggregate amount of such issuer’s outstanding capital stock.

As a safe-harbor for directors, the liabilities described above do not arise if the director acted in good faith and (i) complied with applicable law and the bylaws of the issuer, (ii) the decision was made based on information provided by officers, external auditors or third-party experts, the capacity and credibility of which were not subject to reasonable doubt, (iii) adverse effects of such decision were not reasonably foreseeable and (iv) the actions were taken in compliance with resolutions adopted at the shareholders’ meeting.

Under the LMV, an issuer’s principal executives are also required to act for the benefit of the public company and not for the benefit of any shareholder or group of shareholders.  Principal executives are required to submit major business strategies to the board of directors for approval, submit proposals for internal controls to the audit committee, disclose all material information to the public and maintain adequate accounting and registration systems and mechanisms for internal control.

The LMV requires that public companies have audit and corporate practices committees.  The audit committee must consist of at least three members appointed by the board of directors, and each member must be independent.  The principal activities of the audit committee are to (i) supervise the external auditors of the company and analyze their reports; (ii) inform the board of directors of matters relating to the company’s controls; (iii) review related party transactions; (iv) request the issuer’s executive officers to prepare all reports as may be necessary; (v) report any financial irregularities to the board of directors, (vi) supervise the activities of the issuer’s executives and (vii) provide an annual report to the board of directors.  The activities performed by the audit committee, together with certain obligations now entrusted to the board of directors, replace the statutory auditor (comisario), a position previously required for public companies by the Mexican Corporations Law.

The corporate practices committee must consist of at least three members appointed by the board of directors.  Each member of a corporate practices committee of a company must be independent, except for corporations controlled by a person or group holding 50% or more of the outstanding capital stock of the related company, in which case only the majority of the members of the committee in charge of corporate practice functions must be independent.  The corporate practices committee is in charge of corporate practice functions and is required to (i) provide corporate practice opinions to the board of directors, (ii) request and obtain opinions from independent third-party experts (primarily in respect of transactions with related parties and securities transactions), (iii) call shareholders’ meetings, (iv) provide assistance to the board of directors in connection with the preparation of annual reports and (v) provide an annual report to the board of directors.

The LMV also requires that any transaction or series of transactions which in the aggregate represent 20% or more of the consolidated assets of a public company during any fiscal year be approved at a shareholders’ meeting.

In addition, the LMV provides minority shareholders’ rights, including (i) certain rights granted to shareholders representing five percent or more of the outstanding capital stock of the issuer to initiate a shareholder derivative suit for the benefit of the issuer in an amount equal to the damages or losses incurred by the issuer against directors for a breach of the duty of care or the duty of loyalty, (ii) the right of shareholders representing at least 10% of the outstanding voting shares of the issuer to appoint a board member, call a shareholders’ meeting and request that vote on matters of which they were not sufficiently informed be postponed, and (iii) rights of holders of at least 20% of the outstanding voting shares of the issuer to judicially oppose resolutions that were passed by a shareholders’ meeting and file a petition for a court order to suspend the resolution under certain circumstances.

Limited or Non-voting Shares

Under the LMV, a public company may not allow for its common shares and limited or non-voting shares to be jointly traded or offered to public investors, unless (i) the limited or non-voting shares are convertible into common shares within a period of no more than five years or (ii) if the voting rights of the shares or the securities representing such shares are limited solely as a result of the nationality of the holder and compliance with foreign investment laws.  The aggregate amount of shares with limited or non-voting rights that are not convertible may not exceed 25% of the aggregate amount of publicly traded shares.  The CNBV may authorize an increase of this 25% limit, provided that the limited- or non-voting shares exceeding 25% of the aggregate amount of publicly held shares are convertible into common shares within five years of their issuance.

Disclosure of Shareholders’ Agreements

Shareholders of a public company must notify the issuer within five business days following the execution of any shareholders’ agreements (i) containing non-compete clauses, (ii) governing the sale, transfer or exercise of preemptive rights (as set forth under article 132 of the LGSM) or (iii) which allow for the sale and purchase of shares, voting rights, and sale of shares in a public offering.  The public company is then required to disclose the existence of any such agreement to investors through the stock exchanges on which its securities are traded and to disclose such agreements in an annual report prepared by the company.  These agreements are required to be available for the public to review at the company’s offices.  These shareholders’ agreements are not enforceable against the company and their breach will not affect the validity of the vote at shareholders’ meetings, and will only be effective between the parties until they have been disclosed to the public.

C.                                    Material Contracts.

Our only material contractions are concessions which we enter into in our ordinary course of business.  Please see “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects”.

D.                                    Exchange Controls.

None.

E.                                    Taxation.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), the Single Rate Business Tax Law (Ley del Impuesto Empresarial a Tasa Única or IETU), the Value Added Tax Law (Ley del Impuesto al Valor Agregado) and the rules and regulations thereunder, as currently in effect, of an investment in Shares by a holder that is not a resident of Mexico for tax purposes, and that will not hold the Shares or a beneficial interest therein through a permanent establishment for tax purposes in Mexico (a “non-resident holder”).

Mexico has also entered into, and is negotiating several tax treaties with various countries, that as of the date of this annual report could have an impact on the tax treatment of the purchase, ownership or disposition of the shares.

For purposes of Mexican taxation, the definition of residence is highly technical and residence arises in several situations.  Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or, if he or she has his or her home both in Mexico and abroad, if his or her center of vital interests is located in Mexico, and a corporation is considered a resident if it has its place of effective management in Mexico.  However, any determination of residence should take into account the particular situation of each person or legal authority.  The comments established herein are not applicable to foreign holders that may be considered residents in Mexico for tax purposes.

If a non-resident legal authority or individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, in general terms, all income attributable to the permanent establishment will be subject to Mexican Federal taxes, in accordance with applicable Mexican tax laws.  Should the non-resident holders have a permanent establishment located in Mexico, the comments mentioned herein would not be applicable.

Mexican Income Tax

Taxation of Dividends

Under the provisions of the Mexican Income Tax Law, dividends are taxable in Mexico only on a corporate level, under a specific procedure.  Therefore, dividends, either in cash or in kind, paid with respect to our Shares to non-Mexican holders will not be subject to Mexican withholding or similar tax.

Taxation of Dispositions of Shares

Gains on the sale of our Shares by a non-resident holder, will not be subject to Mexican income tax if the transaction is carried out through the BMV or other stock exchange or securities market approved by the Ministry of Finance and Public Credit.

The exemption above would not be applicable in the following cases:

•                  The person or group of persons that directly or indirectly holds 10% or more of our shares, in a period of twenty-four months, sell 10% or more of such shares, through one transaction or through more than one simultaneous or successive transactions, including transactions conducted through derivatives or in any other analogous or similar manner.

•                  A person or group of persons who control the Issuer and sell their control through one transaction or more than one simultaneous or successive transactions in a period of twenty-four months, including transactions conducted through derivatives or in any other analogous or similar manner.

For purposes of the above, “control” and “group of persons” will be understood as defined in the LMV. Under the LMV, any person or group of people who have executed agreements of any nature, to take decisions regarding the company in the same direction is deemed to have exercised control over a public company. It is assumed, unless proven otherwise, that the following persons constitute a group of people who exercise control:

•                  Persons who are related by blood, marriage or civil until the fourth degree, spouses, and concubines.

•                  Companies forming part of the same consortium or group of companies and person or group of persons having control of such companies.

Gains received by a non-resident holder arising out of the sale or other transfers of Shares made under assumptions above, are deemed as income arising from Mexican source subject to Mexican income tax.

As a general rule, these transfers of shares by a non-resident holder are subject to a 25% income tax rate in Mexico, which is applicable to the gross proceeds realized from the sale.  If income of a non-resident holder is subject to a preferential tax regime (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained.

Should the buyer in any such transactions be a Mexican resident for tax purposes or a non-resident holder with a permanent establishment in Mexico for tax purposes, the applicable tax would be withheld by such Mexican resident buyer from the acquisition price.

Alternatively, a non-resident holder may elect to pay taxes on the gains realized from the sale of our Shares on a net basis (sales price less tax cost basis) at a rate of 30% for the years 2011 and 2012, 29% for 2013 and 28% for 2014, provided that the income of the non-resident holder is not subject to a preferential tax regime or subject to a territorial system of taxation (as both terms are defined by the Mexican Income Tax Law), the non-resident holder appoints a legal representative in Mexico for purposes of the disposition of the Shares and the representative files a tax notice claiming the election and a tax report issued by a public accountant authorized by the Mexican tax authorities.

Tax Treaties

Should the non-resident holders reside in a country with which Mexico has a Treaty for the avoidance of double taxation into force, such holders should need to verify if benefits may arise under the provisions of those treaties.

Particularly, the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico entered into force on January 1, 1994 and has been amended by an additional protocol that entered into force on July 3, 2003 (together, the “Tax Treaty”).  The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

Gains realized by a holder that is eligible to claim the benefits under the Tax Treaty may be exempt from Mexican income tax on gains realized on a sale or other disposition of shares, if such holder owned, directly or indirectly, less than 25% of our outstanding capital stock during the 12-month period preceding such disposition, provided that less than 50% of the value of the Shares is represented by real estate property located in Mexico and certain formal requirements set forth by the Mexican Income Tax Law are fulfilled.

These formal requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a legal representative in Mexico for taxation purposes, and (iii) present tax reports prepared by authorized certified public accountants.  These requirements are also applicable to provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in “—United States Federal Income Taxation”).

IETU and VAT

The disposition of the Shares made by the holders would be exempt from the payment of such tax, as established in the provisions of the Single Rate Business Tax Law.

Likewise, according to the provisions of the Value Added Tax Law, the disposition of the Shares made by the non-resident holders would be exempt from this tax.

Other Mexican Taxes

Generally, a non-resident holder will not be liable for estate, inheritance, gift, succession or similar taxes with respect to its purchase, ownership or disposition of shares.  A gratuitous transfer of shares by a non-resident holder, however, may in certain circumstances result in the imposition of Mexican tax upon the recipient.  There are no Mexican stamps, issue, registration or similar taxes payable by a non-resident holder with respect to the purchase ownership or disposition of the Shares.

United States Federal Income Taxation

The following summary contains a description of certain material U.S. federal income tax consequences of the purchase, ownership, and disposition of our Shares by U.S. holders (as defined below), but does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase our Shares, and does not address any U.S. state or local tax considerations that may be relevant to U.S. holders.  This summary is based upon the federal income tax laws of the United States, Treasury Regulations promulgated thereunder, judicial decisions and administrative pronouncements, all as in effect on the date of this annual report, including the provisions of the Tax Treaty, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the federal income tax laws of the United States.  In particular, the summary deals only with U.S. holders that will hold the Shares as capital assets and does not address the tax treatment of U.S. holders subject to special tax rules, such as insurance companies, financial institutions, dealers in securities or currencies, traders in securities or currencies electing to mark their positions to market for tax purposes, tax-exempt investors, persons whose functional currency is not the U.S. dollar, regulated investment companies, real estate investment trusts, persons liable for alternative minimum tax, partnerships (or entities treated as partnerships for U.S. federal income tax purposes), persons holding the Shares as a position in a “straddle,” as part of a short sale, or as part of a hedging or conversion transaction, or persons that own or are treated as owning 10% or more (by vote or value) of our outstanding Shares.  The summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as the estate and gift tax or the Medicare tax on net investment income.

The discussion below assumes that we are not a passive foreign investment company, or PFIC.  We are not and do not currently expect to become a PFIC, but this determination is made annually and it is possible that our status could change. If we were to be treated as a PFIC, U.S. holders would be subject to different and, generally, materially less favorable U.S. tax rules. Prospective investors should consult their own tax advisors regarding the tax treatment that would apply to them if we were to become a PFIC.

For purposes of this discussion, U.S. holders are beneficial owners of our Shares that, for U.S. federal income tax purposes,

•                  are individuals that are citizens or residents of the United States;

•                  are corporations, or any other entities taxable as corporations, created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

•                  are estates, the income of which is subject to U.S. federal income tax without regard to its source; or

•                  are trusts if (i) a court within the United States is able to exercise primary supervision over the administration of the trusts and one or more United States persons have the authority to control all substantial decisions of the trusts or (ii) they have valid elections in effect under applicable Treasury Regulations to be treated as United States persons for such purposes.

If a partnership holds our Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A partner or partnership considering the purchase of our Shares should consult its own independent tax advisor.

Prospective investors in our Shares should consult their own tax advisors as to the U.S. or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any non-U.S., state or local tax laws and their entitlement to the benefits, if any, afforded by the Tax Treaty.

Taxation of Dividends

The gross amount of any distributions made by us with respect to our Shares (including amounts withheld to reflect Mexican withholding taxes) generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) on the date on which the distributions are actually or constructively received by the U.S. holder. A U.S. holder of our Shares generally will be taxed on such dividends (including withheld amounts) as ordinary income. Dividends paid by us will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders under the Code. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. holder’s adjusted tax basis in the Shares and any distribution in excess of such adjusted tax basis will be treated as capital gain. We do not currently maintain, and do not intend to maintain, calculations of our earnings and profits under U.S. federal income tax principles and consequently, U.S. holders should treat the full amount of distributions with respect to our Shares as taxable dividends for U.S. federal income tax purposes. Distributions of additional shares to U.S. holders with respect to their Shares that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

With respect to non-corporate U.S. holders, dividends paid by us should be eligible for preferential tax rates currently available to U.S. individual shareholders for certain qualified dividend income. Subject to certain exceptions for short-term and hedged positions and dividends an individual elects to treat as investment income for U.S. federal income tax purposes, the U.S. dollar amount of dividends received by an individual prior to January 1, 2013 with respect to our Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares will be treated as qualified dividends if we are eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information provision such as the Tax Treaty. We believe that dividend payments made to individual U.S. holders will be “qualified dividends” and through December 31, 2012 will be taxed at a maximum rate of 15%. However, no assurance can be given that a change in circumstances will not affect the treatment of dividends paid by us as “qualified dividends” in the future. U.S. holders should consult their own tax advisors regarding whether any dividends received by them qualify for a reduced rate of U.S. federal income taxation.

Dividends, which will be paid in pesos, will be included in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are actually or constructively received by the U.S. holder (in both cases, whether or not they are converted into U.S. dollars). If the pesos received as a dividend are converted into U.S. dollars on the date they are received, U.S. holders generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the pesos received as a dividend are not converted into U.S. dollars on the date of receipt, U.S. holders will have a tax basis in the pesos equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the pesos will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, Mexican withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the Shares will be treated as foreign source income and will generally constitute passive category income. However, in certain circumstances, if a U.S. holder has held the Shares for less than a specified minimum period during which the U.S. holder is not protected from risk of loss, or is obligated to make payments related to the dividends, the U.S. holder will not be allowed a foreign tax credit for any Mexican withholding taxes imposed on dividends paid on the Shares. If the U.S. holder does not elect to claim a U.S. foreign tax credit, the U.S. holder may instead claim a deduction for Mexican income tax withheld, but only for a taxable year in which the U.S. holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules governing the foreign tax credit are complex. Prospective investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Dispositions of Common Shares

A U.S. holder generally will recognize capital gain or loss upon the sale exchange, redemption, retirement or other taxable disposition of Shares, in an amount equal to the difference between the amount realized on the sale exchange, redemption, retirement or other taxable disposition (determined in U.S. dollars in the case of Shares sold or otherwise disposed of for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale exchange, redemption, retirement or other taxable disposition or, if the Shares sold or otherwise disposed of are traded on an established securities market and the U.S. holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. holder’s adjusted tax basis in the Shares. The U.S. holder’s initial tax basis in the Shares will be the U.S. holder’s U.S. dollar purchase price for the Shares (determined by reference to the spot exchange rate in effect on the date of the purchase or, if the Shares purchased are traded on an established securities market and the U.S. holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date). Any gain or loss recognized by a U.S. holder on such sale exchange, redemption, retirement or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale exchange, redemption, retirement or other taxable disposition, the U.S. holder’s holding period for the relevant shares, as determined for U.S. federal income tax purposes, is more than one year. Certain U.S. holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains, which rates are currently scheduled to increase on January 1, 2013. The deduction of a capital loss is subject to limitations for U.S. federal income tax purposes. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss (which will be treated as U.S. source ordinary income or loss) on any foreign currency received in a sale or other disposition of the Shares that is converted into U.S. dollars (or otherwise disposed of) on a date subsequent to receipt.

Gain or loss on the sale or other disposition of Shares generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. A U.S. holder may be unable to credit any Mexican taxes imposed on these gains unless it has certain other income from foreign sources. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in and disposition of Shares.

U.S. Backup Withholding Tax and Information Reporting Requirements

Dividend payments made to U.S. holders and proceeds from the sale exchange, redemption, retirement or other taxable disposition of the Shares within the United States or by a U.S. payor or U.S. middleman to a U.S. holder may be subject to information reporting to the United States Internal Revenue Service.  Such payments may be subject to “backup withholding” with respect to some payments to the U.S. holder, such as dividends or the proceeds of a sale or other disposition of the Shares, unless the U.S. holder:

•                  falls within certain exempt categories, and demonstrates this fact when so required; or

•                  provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax.  Any amount withheld under these rules will be creditable against the U.S. holder’s federal income tax liability, provided that the required information is timely furnished to the United States Internal Revenue Service.

In addition, a U.S. holder should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including equity of foreign issuers, if the aggregate value of all of such assets exceeds U.S.$50,000 unless such assets are held in a custodial account with a U.S. financial institution.  A U.S. holder should consult its own tax advisor regarding the application of the information reporting rules to our Shares and the application of the recently enacted legislation to its particular situation.

Taxation of Shares and ADS

Mexican Tax Considerations

There is no Mexican inheritance, gift, succession or value-added taxes applicable to the ownership, transfer or disposition of debentures or ADSs by non-resident holders. There is no Mexican stamp, issue, registration or similar taxes or duties payable by non-resident holders of debentures or ADSs.

U.S. Tax Considerations

Gain or loss realized by a U.S. holder on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amounts realized on the disposition and such U.S. holder’s tax basis in the ADSs.  Gain or loss realized by a U.S. holder on such sale, redemption or other disposition generally will be long-term capital gain or loss if, at the time of the disposition, the ADSs have been held for more than one year.  The net amount of long-term capital gain recognized by an individual is taxed at reduced rate of tax.

Gain, if any, realized by a U.S. holder on the sale or other disposition of ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes.

A non-U.S. holder of ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of ADSs, unless:

•                  such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or

•                  in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

United States Backup Withholding and Information Reporting

A U.S. holder of ADSs may, under certain circumstances, be subject to “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, or the proceeds of a sale or disposition of ADSs unless such holder (1) is a corporation or comes within certain exempt categories, and demonstrates this fact when so required, or (2) provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.  Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability.  While non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption.

F.                                      Dividends and Paying Agents.

Not applicable.

G.                                    Statement by Experts.

Not applicable.

H.                                    Documents on Display.

You may read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.

We are also required periodically to furnish certain information, including quarterly and annual reports, to the CNBV and to the BMV, which will be available in Spanish for inspection on the BMV’s website at www.bmv.com.mx, on the CNBV’s website at www.cnbv.gob.mx and on our website at www.pinfra.com.mx.

I.                                         Subsidiary Information.

Not applicable.

Item 11.     Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from our normal business activities.  These market risks principally involve the possibility that certain changes in exchange rates between UDIs and pesos will adversely affect the value of our financial assets and liabilities or future cash flows and earnings.  Market risk is the potential loss arising from adverse changes in market rates and prices.  UDI is a conversion factor to take into account inflationary effects.  As of December 31, 2011, 87.25% of our indebtedness was denominated in UDIs. This risk is partially mitigated because the revenues earned under the concessions which are subject to securitization transactions are subject to inflationary adjustments on a yearly basis.

Additionally, we are exposed to market risk due to interest rate fluctuations in the TIIE. An increase in the TIIE will defer payment of principal, as cash designated for debt service will be used to pay accrued interest prior to paying down principal.  Interest rate risk exists with respect to our securitization transactions with variable interest rates tied to the TIIE.  As of December 31, 2011, one of our securitized toll roads, representing approximately 12.75% of our outstanding indebtedness, bore interest tied to the TIIE.

The following table sets forth the exposure of our long-term debt to interest rate and exchange rate fluctuations as of December 31, 2011:

Long-term		Change in Financing Cost
Debt Obligation	Counterparty	TIIE +1.00%	TIIE -1.00%	UDI +1.35%	UDI -1.35%
		(in thousands of Ps.)
México - Toluca 2003	PACSA	—	—	52,502,668	(52,502,668)
México - Toluca 2006	PACSA	—	—	25,938,783	(25,938,783)
México - Toluca 2009	PACSA	—	—	16,882,132	(16,882,132)
Peñón - Texcoco	CPAC	14,292,739	(14,292,739)	—	—
Tenango - Ixtapan de la Sal	ATISA Y PINSECO	—	—	12,051,353	(12,051,353)
Atlixco - Jantetelco	CONCEMEX	—	—	6,354,712	(6,354,712)
Santa Ana - Altar	ZONALTA	—	—	28,407,086	(28,407,086)

(d)           Safe Harbor

The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward—looking statements.  Please see “Forward—Looking Statements” in the Introduction of this annual report, for safe harbor provisions.

Item 12.     Description of Securities Other Than Equity Securities

A.                                    Debt Securities.

Not applicable.

B.                                    Warrants and Rights.

Not applicable.

C.                                    Other Securities.

Not applicable.

D.                                    American Depositary Shares.

The Company’s ADS program is administered by The Bank of New York Mellon, as depositary of our ADSs.  The following table sets forth the fees and charges that a holder of our ADSs may have to pay, directly or indirectly:

Service	Fee or Charge Amount for ADS Holder depositing or withdrawing shares	Payee
Execution and delivery of ADRs upon deposit of shares	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	The Bank of New York Mellon

Surrender of ADRs for the purpose of withdrawal of shares	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	The Bank of New York Mellon

Any share distribution or share dividends to ADS holders	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	The Bank of New York Mellon

Service	Fee or Charge Amount for ADS Holder depositing or withdrawing shares	Payee
Distribution other than cash or shares and offering of any rights to subscribe to additional shares

Lesser of (i) the fee for the issuance of ADSs which would have been charged as a result of the deposit by holders or shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the depositary and the net proceeds distributed and (ii) the amount of such distribution or rights

The Bank of New York Mellon

Registration of transfers of shares generally on our share register or foreign registrar and transfers of shares to the name of the depositary or the custodian or its nominee on the making of deposits or withdrawals

	Registration or transfer fees	The Bank of New York Mellon

Cable, telex and facsimile transmission	Expenses of the Depositary	The Bank of New York Mellon

Converting foreign currency to U.S. dollars	Expenses of the Depositary	The Bank of New York Mellon

Other fees, as necessary	Taxes and other governmental charges	The Bank of New York Mellon

Fees incurred in past annual period

In 2011, we received no payments from The Bank of New York Mellon, as depositary of our ADSs, in connection with the establishment, maintenance and operation of our ADS program.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

(a)          Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.

Our shares are registered with the RNV maintained by the CNBV and are listed on the BMV.  Our management has established internal policies to ensure that information required to be disclosed in our reports filed or submitted with the CNBV is recorded, processed, summarized and reported pursuant to CNBV rules and the regulations of the BMV.  Until February 22, 2002, the ADSs representing our shares were also listed on the NYSE. However, we have not filed reports under the Exchange Act since 1999.  Following the de-listing of our ADSs from the NYSE, our management acted under the assumption that our reporting obligations under Section 13(a) and 15(d) of the Exchange Act had been suspended.

An evaluation was performed by us, with the participation of our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  As a result of this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2011 because of the material weaknesses described below in Management’s Report on Internal Control Over Financial Reporting and our inability to file certain reports required under the Exchange Act within the required time periods.

(b)      Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and includes those policies and procedures that:

•                  pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management, including our CEO and CFO, does not expect that our internal controls will prevent or detect all errors and fraud.  A control, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  In addition, the effectiveness of internal controls is subject to risks that such controls may become inadequate in future periods because of changes in business conditions, or that the degree of compliance with the policies or procedures deteriorates.

Our management has established a system of “internal control over financial reporting” based on the rules and regulations applicable to Mexican companies listed on the CNBV, under Mexican law, including the rules and the regulations of the BMV.  As described above, our management believed that our reporting obligations under Section 13(a) and 15(d) of the Exchange Act had been suspended and, as a result, that we were not obligated to establish a system of internal control over financial reporting under a “suitable, recognized control framework,” such as the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) Internal Control — Integrated Framework.  However, for purposes of complying with the requirements of Form 20-F, our management, with the participation of our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2011 using the criteria set forth by the COSO framework.  A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Based on such evaluation using the COSO framework, our management identified the following material weaknesses as of December 31, 2011:

•                  Control environment — We have identified the following material weaknesses with respect to the control environment component of the COSO framework, as a result of the following deficiencies:

•                  Code of Ethics, Conduct and Transparency — We did not effectively communicate or monitor compliance by our employees with our Code of Ethics, Conduct and Transparency.

•                  Dealings with employees, suppliers and customer — We do not maintain a formal internal control policy with respect to the monitoring and supervision of our relationships with our employees, suppliers, customers or creditor to ensure that we conduct business on a high ethical plane.

•                  Commitment to competence — We do not provide personnel with access to formal training programs on new accounting and financial reporting issues relevant to us.

•                  Whistleblower program — We have not implemented a formal whistleblower program.

•                  Employee evaluation and compensation — We have not established formal policies and procedures with respect to employee performance evaluation and related compensation.

•                  Analysis of new business ventures — Although we analyze new bids for projects in which we are interested in participating, we have not established a formal approval process of documenting the risks and related authorizations of entering into such projects.

•                  Organizational structure — We have not established policies and procedures with respect to our organizational structure in order to make changes to personnel as necessary, in light of changes in the business or industry.  As such, the Company did not maintain sufficient resources with respect to personnel with the appropriate level of knowledge, experience and training in the application of accounting functions, data processing and in internal control over financial reporting, in conformity with the size of the entity and nature and complexity of our activities and systems, commensurate with the periodic reporting obligations of the SEC.

•                  Related parties — We have not implemented formal policies with respect to the identification of transactions with related parties,

•                  Assignment of authority and responsibility — We do not maintain a current organizational chart defining job descriptions and responsibilities of all employees.  We have not implemented formal internal control matrices, for which reason we have not established a clear definition of control-related responsibilities, responsibilities regarding authorization to initiate or change transactions and responsibilities regarding authorization and approval of transactions.

•                  Risk assessment — We have identified the following material weaknesses with respect to the risk assessment component of the COSO framework:

•                  Entity-wide and activity-level objectives — We have not established a formal business planning process to examine existing objectives and establish new objectives when necessary, whether related to operations, financial reporting or compliance. Notwithstanding the lack of a formal business planning process, objectives that are determined by key management personnel during their ongoing operations are not communicated to the appropriate levels. Accordingly, we have not established adequate activity-level objectives linked to, consistent with, or relevant to entity-wide objectives.

•                  Risks related to financial reporting — We have not established a risk analysis process to identify risks related to financial reporting, evaluate their significance, assess the likelihood of their occurrence, and determine the necessary actions to mitigate their effects on financial reporting, including the consideration of fraud, going concern, internal and external reporting and accounting in accordance with generally accepted accounting principles.

•                  Risks related to compliance — We do not have policies and procedures in place to identify financial reporting risks which result from operations and/or compliance with laws and regulations.  More specifically, we have not maintained policies, procedures, controls, communications or training to mitigate the risk of violations of the Foreign Corrupt Practices Act.  Additionally, we did not file reports under the Exchange Act since 1999.

•                  Fraud risk program — We have not implemented or maintained specific programs or procedures to identify fraud risk factors, whether stemming from internal or external factors and relationships.  Our management has not performed a fraud risk assessment.

•                  Managing change — We have not implemented or maintained mechanisms to anticipate, identify and react to changes in risks on a timely basis, such as the direct impacts of new accounting pronouncements, non-routine transactions or IT systems or indirect impacts of events such as corporate restructuring or tax planning.

•                  Control activities related to business cycles — We have identified the following material weaknesses with respect to the control activities component of the COSO framework related to business cycles:

•                  Deferred income taxes — We have not implemented adequate controls to ensure that the computation of the deferred taxes and the calculation of the effective tax rate as a means to prove the proper recognition of tax expense is properly determined.  Additionally, we have not implemented adequate processes to estimate the recoverability of the Company’s tax losses carryforwards.

•                  Valuation and presentation of investment in securities — We have not implemented proper processes to classify the types of investments in securities contracted during the year to ensure an adequate valuation and presentation in the consolidated financial statements as trading, held-to-maturity or available-for-sale.

•                  Consolidation of the financial statements — We have not implemented adequate policies and procedures to timely and effectively prepare the consolidation of our financial statements.  Elimination of intercompany balances and transactions and reclassifications for presentation purposes entries were determined manually, over which control was maintained by a single person.

•                  Allowance for doubtful accounts — We have not implemented proper processes and controls with respect to monitoring the timely collection of accounts receivable.

•                  Impairment of long-lived assets — We have not implemented controls with respect to the periodic review and documentation of the existence of impairment indicators of our investments in concessions and real estate, land held for mineral deposits and machinery and equipment and other assets captions.

•                  Preparation of footnotes to the financial statements — We have not implemented a formal and documented process, including lack of a disclosure committee, to identify information required in the footnotes to our consolidated financial statements and to prepare the related supporting documentation and analysis to support the information to be included therein on a timely basis or in accordance with generally accepted accounting principles.

•                  Legal contingencies — We have not maintained adequate policies and procedures to appropriately and effectively identify, determine, analyze, document and record potential legal contingencies, including identification of our reporting obligations in compliance with the Exchange Act rule on a timely basis.

•                  Presentation of expenses in the consolidated financial statements — We have not maintained adequate policies and procedures to properly and consistently present operating expenses and other expenses under the corresponding line items in our consolidated financial statements.

•                  Investment in concessions and real estate, land held for mineral deposits and machinery and equipment — We have not implemented proper processes and controls over the capitalization of certain amounts, mainly with respect to improvements, regarding our assets related to investment in concessions and real estate, land held for mineral deposits, machinery and equipment or with respect to the calculation of proper amortization and depreciation expense of such assets.

•                  Knowledge of U.S. GAAP — We do not maintain sufficient personnel with the adequate background and training in the application and preparation of consolidated financial statements in conformity with U.S. GAAP.

•                  Control activities related to financial closing and reporting — We have identified the following material weaknesses with respect to the control activities component of the COSO framework related to the financial closing and reporting process:

•                  Financial closing and reporting process - We have not implemented a policy with respect to a well-established financial closing and reporting process, including the identification, documentation and updating of internal and external financial reporting requirements and deadlines or the methodology, format, and frequency of required analyses. More specifically, we have not implemented controls to define or clearly communicate the roles and responsibilities of employees in the financial closing and reporting process or established, documented or updated procedures and timetables for communicating relevant information affecting the financial closing and reporting process.

•                  Reconciliations — We have not implemented controls with respect to the reconciliation of each subledger to the general ledger on a routine basis, or the review, approval or related record retention of reconciliations by an independent party or the identification and resolution of exceptions identified in the appropriate accounting period.

•                  Communication of estimates — We have not implemented controls to communicate significant estimates and judgments to the audit committee on a timely basis.

•                  Segregation of duties — We have not implemented appropriate controls with respect to segregation of duties for initiating, authorizing and recording transactions in accounting records, nor were adequate mitigating or monitoring controls in place.

•                  Information and Communication — We have identified the following material weaknesses with respect to the information and communication component of the COSO framework:

•                  Manual reporting of information — We have not implemented a strategic plan for information systems.  More specifically, our management has not established policies to appropriately consider the adequacy of the information technology (“IT”) structure nor the staffing or design of our IT department to support our overall business objectives.  Our financial reporting processes are manual, as comprehensive IT systems have not been implemented.  Given the manual nature of capturing information, we have not implemented adequate control procedures to provide assurance that all relevant information is identified, captured, processed and reported or to provide assurance regarding the completeness, accuracy, validity and review of end-user information, including controls related to journal entries, management override of controls and supporting spreadsheet information.  We have not implemented adequate controls to ensure the preservation of financial information.

•                  Communication of internal control responsibilities — We have not implemented controls to effectively communicate to our employees their responsibilities related to internal control or our management’s expectations regarding internal controls over financial reporting.

•                  Monitoring — We have identified the following material weaknesses with respect to the monitoring component of the COSO framework:

•                  Ongoing monitoring and separate evaluations — We have not implemented ongoing monitoring activities with respect to our internal controls.  We have not carried out separate evaluations of the effectiveness of our internal control system or self-assessments with respect to our employees’ acknowledgement of or compliance with our significant control activities.

•                  Internal audit function — We have not implemented an internal audit program defining objectives, activities and responsibilities.  Our internal audit function is insufficient for the nature, size and complexity of our operations in order to provide adequate monitoring of control activities.

•                  Implementation of recommendations — We have not implemented mechanisms for capturing and reporting deficiencies in internal control over financial reporting nor do we have adequate infrastructure in place to implement recommendations with respect to internal control from external parties.

For the above-mentioned reasons, our management has concluded that, based on its evaluation under the COSO framework, the Company’s internal control over financial reporting for purposes of Exchange Act Rule 13a-15(a) was ineffective at the end of the period covered by this annual report.

Notwithstanding the aforementioned conclusion that our system of internal control was ineffective for purposes of Exchange Act Rule 13a-15(a), we believe that our consolidated financial statements contained in this annual report present fairly our financial condition, results of operations, and cash flows for the fiscal years covered thereby in all material respects in accordance with Mexican Financial Reporting Standards.

Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, our independent registered public accounting firm (“Deloitte”) that has audited our consolidated financial statements, has issued a disclaimer on the Company’s internal control over financial reporting as of December 31, 2011, which report appears herein.

(c)      Attestation Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of

Promotora y Operadora de Infraestructura, S.A.B. de C.V.

We were engaged to audit the internal control over financial reporting of Promotora y Operadora de Infraestructura, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2011. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.

The Company’s shares are registered with the Mexican National Securities Registry maintained by the Mexican Securities and Banking Commission and are listed on the Mexican Securities Exchange. Until February 22, 2002, American Depositary Shares (“ADSs”) representing the Company’s shares were also listed on the New York Stock Exchange (“NYSE”). The Company has not filed reports with the United States Securities and Exchange Commission (“SEC”) under Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since 1999.  Following the de-listing of the Company’s ADSs from the NYSE, the Company’s management acted under the assumption that its reporting obligations under the Exchange Act had been suspended. As a result, the Company did not contemplate the implementation of a system of internal control over financial reporting contemplated by SEC Rule 13(a)-15 using a “suitable, recognized control framework” as described in SEC Release No. 34-55929, such as the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) Internal Control — Integrated Framework.  This has resulted in a significant amount of material weaknesses identified by management, as discussed in Management’s Annual Report on Internal Control Over Financial Reporting.  These material weaknesses have had pervasive effects in the Company’s system of internal control over financial reporting.

Because of the limitation on the scope of our audit stemming from the lack of the Company’s implementation of a system of internal controls over financial reporting using a recognized, suitable control framework as described in SEC Release No. 34-55929, and the resulting pervasive effects of the material weaknesses described below, the scope of our work was not sufficient to enable us to express, and we do not express an opinion on the Company’s internal control over financial reporting as of December 31, 2011.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

•                  Control environment — The Company has identified the following material weaknesses with respect to the control environment component of the COSO framework, as a result of the following deficiencies:

•                  Code of Ethics, Conduct and Transparency — The Company did not effectively communicate or monitor compliance by its employees with its Code of Ethics, Conduct and Transparency.

•                  Dealings with employees, suppliers and customer — The Company does not maintain a formal internal control policy with respect to the monitoring and supervision of its relationships with its employees, suppliers, customers or creditor to ensure that it conducts business on a high ethical plane.

•                  Commitment to competence — The Company does not provide personnel with access to formal training programs on new accounting and financial reporting issues relevant to the Company.

•                  Whistleblower program — The Company has not implemented a formal whistleblower program.

•                  Employee evaluation and compensation — The Company has not established formal policies and procedures with respect to employee performance evaluation and related compensation.

•                  Analysis of new business ventures — Although the Company analyzes new bids for projects in which it is interested in participating, it has not established a formal approval process of documenting the risks and related authorizations of entering into such projects.

•                  Organizational structure — The Company has not established policies and procedures with respect to its organizational structure in order to make changes to personnel as necessary, in light of changes in the business or industry.  As such, the Company did not maintain sufficient resources with respect to personnel with the appropriate level of knowledge, experience and training in the application of accounting functions, data processing and in internal control over financial reporting, in conformity with the size of the entity and nature and complexity of its activities and systems, commensurate with the periodic reporting obligations of the U.S. Securities and Exchange Commission (“SEC”).

•                  Related parties — The Company has not implemented formal policies with respect to the identification of transactions with related parties,

•                  Assignment of authority and responsibility — The Company does not maintain a current organizational chart defining job descriptions and responsibilities of all employees.  In addition, the Company has not implemented formal internal control matrices, for which reason it has not established a clear definition of control-related responsibilities, responsibilities regarding authorization to initiate or change transactions and responsibilities regarding authorization and approval of transactions.

•                  Risk assessment — The Company has identified the following material weaknesses with respect to the risk assessment component of the COSO framework:

•                  Entity-wide and activity-level objectives — The Company has not established a formal business planning process to examine existing objectives and establish new objectives when necessary, whether related to operations, financial reporting or compliance. Notwithstanding the lack of a formal business planning process, objectives that are determined by key management personnel during their ongoing operations are not communicated to the appropriate levels. Accordingly, the Company has not established adequate activity-level objectives linked to, consistent with, or relevant to entity-wide objectives.

•                  Risks related to financial reporting — The Company has not established a risk analysis process to identify risks related to financial reporting, evaluate their significance, assess the likelihood of their occurrence, and determine the necessary actions to mitigate their effects on financial reporting, including the consideration of fraud, going concern, internal and external reporting and accounting in accordance with generally accepted accounting principles.

•                  Risks related to compliance — The Company does not have policies and procedures in place to identify financial reporting risks which result from operations and/or compliance with laws and regulations.  More specifically, the Company did not maintain policies, procedures, controls, communications or training to mitigate the risk of violations of the Foreign Corrupt Practices Act.  Additionally, the Company did not file reports under the Exchange Act since 1999.

•                  Fraud risk program — The Company has not implemented or maintained specific programs or procedures to identify fraud risk factors, whether stemming from internal or external factors and relationships.  Management has not performed a fraud risk assessment.

•                  Managing change  — The Company has not implemented or maintained mechanisms to anticipate, identify and react to changes in risks on a timely basis, such as the direct impacts of new accounting pronouncements, non-routine transactions or IT systems or indirect impacts of events such as corporate restructuring or tax planning.

•                  Control activities related to business cycles - The Company has identified the following material weaknesses with respect to the control activities component of the COSO framework related to business cycles:

•                  Deferred income taxes -The Company did not implement adequate controls to ensure that the computation of the deferred taxes and the calculation of the effective tax rate as a means to prove the proper recognition of tax expense was properly determined.  Additionally, the Company has not implemented adequate processes to estimate the recoverability of the Company’s tax losses carryforwards.

•                  Valuation and presentation of investment in securities - The Company did not implement proper processes to classify the types of investments in securities contracted during the year to ensure an adequate valuation and presentation in the consolidated financial statements as trading, held-to-maturity or available-for-sale.

•                  Consolidation of the financial statements - The Company did not implement adequate policies and procedures to timely and effectively prepare the consolidation of its financial statements.  Elimination of intercompany balances and transactions and reclassifications for presentation purposes entries were determined manually, over which control was maintained by a single person.

•                  Allowance for doubtful accounts - The Company did not implement proper processes and controls with respect to monitoring the timely collection of accounts receivable.

•                  Impairment of long-lived assets - The Company has not implemented controls with respect to the periodic review and documentation of the existence of impairment indicators of its investments in concessions and real estate, land held for mineral deposits and machinery and equipment and other assets captions.

•                  Preparation of footnotes to the financial statements - The Company has not implemented a formal and documented process, including lack of a disclosure committee, to identify information required in the footnotes to its consolidated financial statements and to prepare the related supporting documentation and analysis to support the information to be included therein on a timely basis or in accordance with generally accepted accounting principles.

•                  Legal contingencies - The Company did not maintain adequate policies and procedures to appropriately and effectively identify, determine, analyze, document and record potential legal contingencies, including identification of its reporting obligations in compliance with the Exchange Act rule on a timely basis.

•                  Presentation of expenses in the consolidated financial statements - The Company did not maintain adequate policies and procedures to properly and consistently present operating expenses and other expenses under the corresponding line items in its consolidated financial statements.

•                  Investment in concessions and real estate, land held for mineral deposits and machinery and equipment - The Company did not implement proper processes and controls over the capitalization of certain amounts, mainly with respect to improvements, regarding its assets related to investment in concessions and real estate, land held for mineral deposits, machinery and equipment or with respect to the calculation of proper amortization and depreciation expense of such assets.

•                  Knowledge of accounting principles generally accepted in the Unites States (U.S. GAAP) - The Company did not maintain sufficient personnel with the adequate background and training in the application and preparation of consolidated financial statements in conformity with U.S. GAAP.

•                  Control activities related to financial closing and reporting - The Company has identified the following material weaknesses with respect to the control activities component of the COSO framework related to the financial closing and reporting process:

•                  Financial closing and reporting process - The Company has not implemented a policy with respect to a well-established financial closing and reporting process, including the identification, documentation and updating of internal and external financial reporting requirements and deadlines or the methodology, format, and frequency of required analyses. More specifically, the Company has not implemented controls to define or clearly communicate the roles and responsibilities of employees in the financial closing and reporting process or establish, document or update procedures and timetables for communicating relevant information affecting the financial closing and reporting process.

•                  Reconciliations — The Company did not implement controls with respect to the reconciliation of each subledger to the general ledger on a routine basis, or the review, approval or related record retention of reconciliations by an independent party or the identification and resolution of exceptions identified in the appropriate accounting period.

•                  Communication of estimates — The Company has not implemented controls to communicate significant estimates and judgments to the audit committee on a timely basis.

•                  Segregation of duties — The Company has not implemented appropriate controls with respect to segregation of duties for initiating, authorizing and recording transactions in accounting records, nor were adequate mitigating or monitoring controls in place.

•                  Information and Communication — The Company has identified the following material weaknesses with respect to the information and communication component of the COSO framework:

•                  Manual reporting of information - The Company has not implemented a strategic plan for information systems.  More specifically, management has not established policies to appropriately consider the adequacy of the information technology (“IT”) structure nor the staffing or design of its IT department to support the Company’s overall business objectives.  Financial reporting processes of the Company are manual, as comprehensive IT systems have not been implemented.  Given the manual nature of capturing information, the Company has not implemented adequate control procedures to provide assurance that all relevant information is identified, captured, processed and reported or to provide assurance regarding the completeness, accuracy, validity and review of end-user information, including controls related to journal entries, management override of controls and supporting spreadsheet information.  The Company has not implemented adequate controls to ensure the preservation of financial information.

•                  Communication of internal control responsibilities — The Company has not implemented controls to effectively communicate to employees their responsibilities related to internal control or management’s expectations regarding internal controls over financial reporting.

•                  Monitoring — The Company has identified the following material weaknesses with respect to the monitoring component of the COSO framework:

•                  Ongoing monitoring and separate evaluations — The Company has not implemented ongoing monitoring activities with respect to its internal controls.  The Company has not carried out separate evaluations of the effectiveness of its internal control system or self-assessments with respect to its employees’ acknowledgement of or compliance with the Company’s significant control activities.

•                  Internal audit function — The Company has not implemented an internal audit program defining objectives, activities and responsibilities.  Its internal audit function is insufficient for the nature, size and complexity of its operations in order to provide adequate monitoring of control activities.

•                  Implementation of recommendations — The Company has not implemented mechanisms for capturing and reporting deficiencies in internal control over financial reporting not does it have adequate infrastructure in place to implement recommendations with respect to internal control from external parties.

Because of the lack of the Company’s implementation of a system of internal controls over financial reporting using a recognized, suitable control framework as described in SEC Release No. 34-55929, and the resulting pervasive effects of the material weaknesses described above, we were unable to perform auditing procedures necessary to form an opinion on the Company’s internal control over financial reporting as of December 31, 2011.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2011, 2010, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years then ended, of the Company and have issued our report dated May 16, 2012 that expressed an unqualified opinion and includes an explanatory paragraph regarding the fact that Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America, of which the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Carlos M. Pantoja Flores
C. P. C. Carlos M. Pantoja Flores
May 16, 2012
Mexico City, Mexico

(d)      Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.                [Reserved]

Item 16A.       Audit Committee Financial Expert

As of December 31, 2011, the audit committee was composed of Messrs. Luis Javier Solloa Hernández, Luis Hoyo García and Ramiro Pérez Abuin.  Mr. Luis Javier Solloa Hernández currently serves as chairman of the committee.

Our board of directors has determined that all the members of the audit committee are independent under the LMV and each member qualifies as a financial expert.  The board of directors has also determined that the members of the audit committee are “independent” as defined in Rule 10A-3 of the Exchange Act and Sections 303A.02 and 303.07(a) of The NYSE Listed Company Manual.

Item 16B.       Code of Ethics.

We have adopted a code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act. Our code of ethics applies to all of our personnel, including our chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions as well as to our directors and other officers/employees.  Our Code of Ethics is available on our website at www.pinfra.com.mx.

Item 16C.       Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by Deloitte, our principal accountants, and their respective affiliates by type of service rendered for periods indicated.

Services Rendered	2011	2010
	(in thousands of Ps.)
Audit Fees	8,004	8,266
Audit-Related Fees	—	—
Tax Fees	1,658	817
All Other Fees	—	—
Total	9,662	9,083

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

All of the fees disclosed under Audit-Related Fees and All Other Fees were pre-approved by the audit committee.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte. Any services provided by Deloitte that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement.

Item 16D.       Exemptions from Listing Requirements for Audit Committees

Not applicable.

Item 16E.         Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The tables below set forth, for the six-year period ended December 31, 2011, the total number of shares of Promotora y Operadora de Infraestructura, S.A.B de C.V. purchased on our behalf, the average price paid per share and the total number of shares purchased in accordance with our share repurchase program that allows us to repurchase shares from the public market from time to time. All of the shares were repurchased by us from the public market.

Year ended December 31, 2011	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)
January 1-31	713,000	43.34
February 1-28	42,800	42.50
March 1-31	511,600	48.33
April 1-30	60,000	48.42
May 1-31	209,900	49.36
June 1-30	26,500	55.48
July 1-31	8,500	57.66
August 1-31	128,300	54.89
September 1-30	106,500	56.10
October 1-31	48,500	53.64
November 1-30	32,000	52.48
December 1-31	75,000	54.67
Total	1,962,600	47.93

The total number of shares repurchased by the us in 2011 was 1,962,600 with an average price of Ps.47.93. A total amount of Ps.94,073,110 was used for the repurchase of our shares from the public market in 2011.

Year ended December 31, 2010	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)
January 1-31	250,000	27.22
February 1-28	100,800	29.19
March 1-31	500,600	29.38
April 1-30	226,000	31.49
May 1-31	500,900	30.15
June 1-30	0	0
July 1-31	35,000	27.75
August 1-31	0	0
September 1-30	200,100	35.70
October 1-31	155,232	36.47
November 1-30	62,700	41.66
December 1-31	70,000	42.09
Total	2,099,032	31.41

The total number of shares repurchased by us in 2010 was 2,099,032 with an average price of Ps.31.41. A total amount of Ps.65,938,742 was used for the repurchase of our shares from the public market in 2010.

Year ended December 31, 2009	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)
January 1-31	99,900	15.58
February 1-28	4,579,300	15.07
March 1-31	272,000	15.90
April 1-30	600,200	18.44
May 1-31	638,200	21.53
June 1-30	666,500	20.19
July 1-31	175,000	21.00
August 1-31	2,517,900	25.16
September 1-30	103,900	2461
October 1-31	495,000	24.33
November 1-30	11,000	27.00
December 1-31	31,000	28.65
Total	10,190,000	19.23

The total number of shares repurchased by us in 2009 was 10,190,000 with an average price of Ps.19.23. A total amount of Ps.195,972,206 was used for the repurchase of our shares from the public market in 2009.

Year ended December 31, 2008	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)
January 1-31	2,349,160	31.93
February 1-29	0	0
March 1-31	0	0
April 1-30	450,100	38.15
May 1-31	0	0
June 1-30	50,000	36.00
July 1-31	45,000	30.50
August 1-31	0	0
September 1-30	3,310,000	20.63
October 1-31	717,800	17.45
November 1-30	15,000	19.50
December 1-31	3,400	15.90
Total	6,940,460	25.43

The total number of shares repurchased by us in 2008 was 6,940,460 with an average price of Ps.25.43. A total amount of Ps.176,494,413 was used for the repurchase of our shares from the public market in 2008.

Year ended December 31, 2007	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)
January 1-31	450,300	24.35
February 1-28	245,000	26.47
March 1-31	219,000	26.80
April 1-30	0	0
May 1-31	1,202,000	33.14
June 1-30	642,200	39.49
July 1-31	0	0
August 1-31	183,400	34.98
September 1-30	615,900	3830
October 1-31	100,000	38.00
November 1-30	895,800	36.69
December 1-31	372,900	36.02
Total	4,926,500	34.23

The total number of shares repurchased by us in 2007 was 4,926,500 with an average price of Ps.34.23. A total amount of Ps.168,614,161 was used for the repurchase of our shares from the public market in 2007.

Year ended December 31, 2006	Total Number of Shares Purchased	Average Price Paid per Share (Ps.)
January 1-31	363,700	5.36
February 1-28	1,361,700	6.09
March 1-31	2,433,400	6.75
April 1-30	3,572,800	7.61
May 1-31	1,553,000	8.97
June 1-30	2,659,400	7.20
July 1-31	1,890,200	10.01
August 1-31	2,392,800	12.42
September 1-30	571,300	14.62
October 1-31	1,113,600	16.73
November 1-30	773,600	17.35
December 1-31	1,315,000	19.31
Total	20,000,500	10.07

The total number of shares repurchased by us in 2006 was 20,000,500 with an average price of Ps.10.07. A total amount of Ps.201,383,911 was used for the repurchase of our shares from the public market in 2006.

Item 16F.         Change in Registrant’s Certifying Accountants

Solloa, Tello de Meneses y Compañía, S.C. (the “Former Auditors”), an independent registered public accounting firm, was dismissed following the completion of their term as independent auditors of our Company effective July 31, 2008.  Accordingly, our board of directors appointed Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited (“Deloitte”), as independent auditors for the consolidated financial statements of our Company for our fiscal year beginning January 1, 2008.

The report of the Former Auditors of our Company’s consolidated financial statements for the years ended December 31, 2007 and 2006 did not contain an adverse or disclaimer of opinion, or other qualification or modification as to uncertainty, audit scope or accounting principles. There were no disagreements with the Former Auditors during the years ended December 31, 2007 and 2006 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the Former Auditors, would have caused them to make reference to the subject matter of such disagreement in connection with its report on our Company’s consolidated financial statements. Additionally, there were no reportable events between the Former Auditors and us during the years ended December 31, 2007 and 2006.

Since the change of auditors discussed above, the independent registered public accounting firm engaged to audit our financial statements, Deloitte has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed, nor were there any disagreements with Deloitte, for the years ended December 31, 2011 and 2010, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of Deloitte would have caused it to make references to the subject matter of the disagreements in connection with any report.

See Exhibit 15.1 filed herewith for the response letter from the Former Auditors to this Item 16F. Changes in Registrant’s Certifying Accountant.

Item 16G.       Corporate Governance

Not applicable.

Item 16H.       Mine Safety Disclosure

Not applicable.

PART III

Item 17.                Financial Statements

Not applicable.

Item 18.                Financial Statements

See pages F-1 through F-113 incorporated herein by reference.

Item 19.                Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Promotora y Operadora de Infraestructura, S.A.B de C.V. as amended.
2.1	Form of Deposit Agreement
2.2	Form of American Depositary Receipt
8.1	List of Subsidiaries as of December 31, 2011
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act
15.1	Response Lettter of Solloa, Tello de Meneses y Compañía, S.C. to Item 16F. Changes in Registrant’s Certifying Accountant

Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Promotora y Operadora de Infraestructura, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Promotora y Operadora de Infraestructura, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2011, 2010, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the four years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Promotora y Operadora de Infraestructura, S. A. B. de C. V. and subsidiaries as of December 31, 2011, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the four years in the period ended December 31, 2011, in conformity with Mexican Financial Reporting Standards (“MFRS”).

MFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the accompanying consolidated financial statements.

We were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, and our report dated May 16, 2012 disclaimed an opinion on the Company’s internal control over financial reporting because of a scope limitation.

Galaz, Yamazaki, Ruiz Urquiza, S. C.

Member of Deloitte Touche Tohmatsu Limited

/s/ Carlos M. Pantoja Flores
C. P. C. Carlos M. Pantoja Flores
May 16, 2012
Mexico City, Mexico

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2011, 2010, 2009 and 2008

(In thousands of Mexican pesos)

	2011	2010	2009	2008
Assets

Current assets:
Cash and cash equivalents	$73,522	$39,782	$89,081	$19,879
Investments in securities	1,509,061	979,530	1,665,424	1,599,050
Trust funds	670,583	65,013	30,261	23,681
Restricted trust funds	304,269	361,350	430,486	547,428
Accounts and notes receivable — Net	393,462	827,648	511,900	731,703
Due from related parties	—	—	815	732
Inventories — Net	79,165	69,845	60,461	54,539
Prepaid expenses	153,049	89,411	52,044	56,422
Total current assets	3,183,111	2,432,579	2,840,472	3,033,434

Restricted trust funds	1,243,104	1,262,615	1,487,981	1,167,307

Notes due from related parties	254,421	243,243	229,552	213,311

Real estate held for future use	94,759	95,648	66,906	52,862

Real estate, land held for mineral deposits, machinery and equipment - Net	1,197,663	1,276,770	1,290,639	1,238,472

Investment in concessions - Net	7,453,978	7,512,824	6,667,804	6,744,118

Investment in shares of associated companies	89,027	100,439	105,060	108,002

Deferred income taxes	333,915	469,792	477,716	411,593

Other assets - Net	1,618,812	1,551,369	1,633,328	1,223,581

Assets from discontinued operations	23,265	24,766	26,376	33,916

Total	$15,492,055	$14,970,045	$14,825,834	$14,226,596

Liabilities and stockholders’ equity

Current liabilities:
Trade accounts payable	$62,107	$84,821	$61,419	$151,506
Accrued expenses and taxes payable	352,657	374,418	241,401	258,466
Total current liabilities	414,764	459,239	302,820	409,972

Long-term liabilities:

Reserve for major maintenance	101,990	47,049	38,324	28,031

Employee retirement obligations	7,082	6,278	5,480	3,567

Financial leasing obligations	167	1,950	3,207	1,130

Assigned collection rights, net	10,853,588	11,059,870	11,716,221	11,448,510
Total liabilities	11,377,591	11,574,386	12,066,052	11,891,210

Stockholders’ equity:
Contributed capital-
Nominal capital stock	682,855	686,828	706,125	714,819
Restatement for inflationary effects	1,235,405	1,242,595	1,277,503	1,293,231
Share subscription premium	—	—	—	377,301
	1,918,260	1,929,423	1,983,628	2,385,351
Earned capital -
Reserve for stock acquisition	1,304,430	667,297	195,970	188,884
Repurchased stock	(94,073)	(65,937)	(195,970)	(101,496)
Premium on stock placement	58,582	58,582	58,582	58,582
Retained earnings (accumulated deficit)	923,411	610,134	531,319	(374,675)
	2,192,350	1,270,076	589,901	(228,705)
Controlling interest	4,110,610	3,199,499	2,573,529	2,156,646
Noncontrolling interest	3,854	196,160	186,253	178,740
Total stockholders’ equity	4,114,464	3,395,659	2,759,782	2,335,386

Total	$15,492,055	$14,970,045	$14,825,834	$14,226,596

See accompanying notes to consolidated financial statements.

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2011, 2010, 2009 and 2008

(In thousands of Mexican pesos)

	2011	2010	2009	2008
Revenues:
Concessions	$3,434,174	$3,026,697	$2,692,460	$2,583,140
Materials for sale	491,426	499,119	421,744	529,383
Construction for engineering works	220,392	257,110	22,462	207,334
Construction for concessions	142,758	98,595	297,631	228,987
	4,288,750	3,881,521	3,434,297	3,548,844
Costs:
Concessions	1,151,499	1,157,978	1,038,861	1,035,849
Materials for sale	347,321	337,832	285,496	421,514
Construction for engineering works	163,658	191,188	31,012	128,751
Construction for concessions	142,758	98,595	291,493	216,613
	1,805,236	1,785,593	1,646,862	1,802,727
Gross profit	2,483,514	2,095,928	1,787,435	1,746,117

Operating expenses	25,002	30,597	39,407	41,993

Operating income	2,458,512	2,065,331	1,748,028	1,704,124

Other expenses (income) - Net	20,786	25,555	24,092	(30,835)

Comprehensive financing cost:
Interest expense	1,226,152	1,306,152	1,430,328	1,838,219
Interest income	(205,787)	(260,432)	(514,206)	(406,243)
Exchange (gain) loss	(64,577)	20,358	5,843	(88,141)
	955,788	1,066,078	921,965	1,343,835

Equity in results of associated companies	11,412	19,966	13,801	6,247

Income before income taxes and discontinued operations	1,470,526	953,732	788,170	384,877

Income tax expense	463,583	249,822	161,871	(145,888)

Income before discontinued operations	1,006,943	703,910	626,299	530,765

Discontinued operations - net	(1,741)	(2,096)	(7,660)	(7,045)

Consolidated net income	$1,005,202	$701,814	$618,639	$523,720

Controlling interest	$1,005,184	$691,907	$613,092	$517,748
Noncontrolling interest	18	9,907	5,547	5,972

Consolidated net income	$1,005,202	$701,814	$618,639	$523,720

Basic earnings per common share (in pesos)	$2.79	$1.92	$1.65	$1.37

Weighted average shares outstanding (in shares)	360,281,004	360,697,323	370,778,963	379,905,534

See accompanying notes to consolidated financial statements.

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2011, 2010, 2009 and 2008

(In thousands of Mexican pesos)

				Earned capital
	Contributed capital			Reserve for stock acquisition				Insufficiency in
	Capital stock		Share			Premium on	Retained earnings	restated		Total
	Nominal	Restatement for inflationary effects	subscription premium	Reserve for stock acquisition	Repurchased stock	stock placement	(accumulated deficit)	stockholders’ equity	Noncontrolling interest	stockholders’ equity

Balances as of January 1, 2008	$719,772	$1,302,193	$377,301	$259,523	$(92,718)	$65,218	$1,059,441	$(1,951,864)	$(1,723)	$1,737,143

Reclassification of insufficiency in restated stockholders’ equity	—	—	—	—	—	—	(1,951,864)	1,951,864	—	—

Repurchase of shares	—	—	—	—	(176,494)	—	—	—	—	(176,494)

Stock placement	—	—	—	—	83,162	(6,636)	—	—	—	76,526

Capital reduction for retired shares	(4,953)	(8,962)	—	(70,639)	84,554	—	—	—	—	—

Increase in noncontrolling interest through creation of subsidiary	—	—	—	—	—	—	—	—	174,491	174,491

Comprehensive income for the year	—	—	—	—	—	—	517,748	—	5,972	523,720

Balances as of December 31, 2008	714,819	1,293,231	377,301	188,884	(101,496)	58,582	(374,675)	—	178,740	2,335,386

Increase in the reserve for repurchase of shares	—	—	—	84,399	—	—	(84,399)	—	—	—

Capitalization of premium in subscription of shares	—	—	(377,301)	—	—	—	377,301	—	—	—

Repurchase of shares	—	—	—	—	(196,209)	—	—	—	—	(196,209)

Capital reduction for retired shares	(8,694)	(15,728)	—	(77,313)	101,735	—	—	—	—	—

Increase in noncontrolling interest	—	—	—	—	—	—	—	—	1,966	1,966

Comprehensive income for the year	—	—	—	—	—	—	613,092	—	5,547	618,639

Balances as of December 31, 2009	706,125	1,277,503	—	195,970	(195,970)	58,582	531,319		186,253	2,759,782

Increase in the reserve for repurchase of shares	—	—	—	613,092	—	—	(613,092)	—	—	—

Repurchase of shares	—	—	—	—	(65,937)	—	—	—	—	(65,937)

Capital reduction for retired shares	(19,297)	(34,908)	—	(141,765)	195,970	—	—	—	—	—

Comprehensive income for the year	—	—	—	—	—	—	691,907	—	9,907	701,814

Balances as of December 31, 2010	686,828	1,242,595	—	667,297	(65,937)	58,582	610,134	—	196,160	3,395,659

				Earned capital
	Contributed capital			Reserve for stock acquisition				Insufficiency in
	Capital stock		Share			Premium on	Retained earnings	restated		Total
	Nominal	Restatement for inflationary effects	subscription premium	Reserve for stock acquisition	Repurchased stock	stock placement	(accumulated deficit)	stockholders’ equity	Noncontrolling interest	stockholders’ equity

Increase in the reserve for repurchase of shares	—	—	—	691,907	—	—	(691,907)	—	—	—

Repurchase of shares	—	—	—	—	(94,073)	—	—	—	—	(94,073)

Capital reduction for retired shares	(3,973)	(7,190)	—	(54,774)	65,937	—	—	—	—	—

Capital reduction and disposal of shares in subsidiary	—	—	—	—	—	—	—	—	(192,324)	(192,324)

Comprehensive income for the year	—	—	—	—	—	—	1,005,184	—	18	1,005,202

Balances as of December 31, 2011	$682,855	$1,235,405	$—	$1,304,430	$(94,073)	$58,582	$923,411	$—	$3,854	$4,114,464

See accompanying notes to consolidated financial statements.

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2010, 2009 and 2008

(In thousands of Mexican pesos)

	2011	2010	2009	2008
Operating activities:
Income before income taxes and discontinued operations	$1,470,526	$953,732	$788,170	$384,877
Items related to investing activities:
Depreciation and amortization	360,362	447,555	412,418	382,525
Cancellation of investment in concession and loss on sale of fixed assets	—	9,729	40,435	5,592
Equity in loss of associated companies	11,412	19,966	13,801	6,247
	1,842,300	1,430,982	1,254,824	779,241
Items related to financing activities:
Interest expense	732,340	757,089	808,366	804,884
Fluctuation in the value of investment units (UDIs)	337,869	423,960	411,047	637,787
Amortization of issuance costs	63,690	107,724	110,814	122,522
	2,976,199	2,719,755	2,585,051	2,344,434

(Increase) decrease in:
Investment in trading securities	69,697	174,250	2,774	(40,949)
Accounts and notes receivable	439,106	(315,748)	219,803	(270,132)
Due from related parties	—	815	(83)	2,863
Inventories	(9,320)	(31,243)	(5,922)	11,630
Prepaid expenses	(63,638)	(15,508)	4,378	(20,384)
Real estate inventory	889	(28,742)	(14,044)	—

Increase (decrease) in:
Trade accounts payable	(22,714)	23,402	(90,087)	(18,470)
Accrued expenses and taxes payable	(21,761)	133,017	(59,863)	(241,569)
Income taxes paid	(327,706)	(236,211)	(185,195)	(185,495)
Reserve for major maintenance	54,941	8,725	10,293	28,031
Employee retirement obligations	804	798	1,913	1,079

Net cash flows from operating activities	3,096,497	2,259,060	2,469,018	1,611,038

	2011	2010	2009	2008
Investing activities:
Notes receivable from related parties	(11,178)	(13,691)	(16,241)	(89,780)
Acquisition of real estate, land held for mineral deposits, machinery and equipment	(36,660)	(85,972)	(153,177)	(570,345)
Proceeds from sales of real estate, machinery and equipment	27,382	660	6,977	400,424
Investment in concessions	(213,131)	(1,203,123)	(275,021)	(758,450)
Investment in associated companies	—	(15,345)	(10,859)	(13,662)
Investment in securities held-to maturity	(654,778)	515,153	(66,228)	468,599
Other assets	(126,589)	(31,452)	10,463	37,446
Net effect from discontinued operations	(240)	(486)	(120)	33,798
Net cash flows used in investing activities	(1,015,194)	(834,256)	(503,936)	(491,970)

Financing activities:
Proceeds from issuance of loans	—	—	481,193	—
Repayment of loans and other associated expenses	(544,057)	(1,086,417)	(1,181,419)	(1,063,681)
Financial leasing obligations	(1,783)	(1,257)	2,077	(22,917)
Interest paid	(741,898)	(750,983)	(789,986)	(807,543)
Repurchase of shares, net of stock placements	(94,073)	(65,937)	(196,209)	(99,968)
Noncontrolling interest	—	—	1,966	174,491
Capital reduction and disposal of shares in subsidiary	(192,324)	—	—	—
Net cash flows used in financing activities	(1,574,135)	(1,904,594)	(1,682,378)	(1,819,618)

Net increase (decrease) in cash and cash equivalents	507,168	(305,540)	282,434	(700,550)

Effects from exchange rate changes in cash and cash equivalents value	55,550	(3,509)	(2,920)	—

Cash and cash equivalents at beginning of year (includes restricted cash of $1,623,965, $1,918,467, $1,714,735 and $1,712,357)	1,728,760	2,037,809	1,758,295	2,458,845

Cash and cash equivalents at end of year (includes restricted cash of $1,547,373, $1,623,965, $1,918,467 and $1,714,735)	$2,291,478	$1,728,760	$2,037,809	$1,758,295

See accompanying notes to consolidated financial statements.

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements

For the years ended December 31, 2011, 2010, 2009 and 2008

(In thousands of Mexican pesos, unless otherwise stated)

1.                            Nature of business

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and subsidiaries (the Company) is engaged in the use and operation of concessions, related to highways, ports and other types of concessions. The Company also obtains revenues from the sale of asphalt mix and aggregates (crushed basalt) mainly used for asphalt layers, and the construction of engineering works projects.

2.                            Significant events

a.                             Acquisition of a new highway concession

On November 11, 2010, through document number 1-688, the Secretary of Communications and Transportation (SCT) authorized Autopistas Concesionadas del Altiplano, S. A. de C.V. (AUCAL) to assign the San Martín Texmelucan — Tlaxcala - El Molinito (the “San Martín Texmelucan Highway”) concession, with all its inherent rights and obligations, to Promotora de Autopistas del Pacífico, S. A. de C. V. (PAPSA) (a subsidiary of the Company).

Accordingly, AUCAL unconditionally and irrevocably assigned all the rights and obligations of this concession to PAPSA, together with the legal rights derived from the lawsuit filed against the SCT and State Government of Tlaxcala, which was initiated by AUCAL due to problems arising from its use and operation of this highway concession. The claims made by AUCAL within the lawsuit include lower earnings from guaranteed appraisal percentages than those originally estimated in the concession contract, as well as the existence of numerous irregular access roads and turnaround points that result in a high level of toll evasion from users of the highway.

PAPSA assumes the following with respect to this highway concession: i) ownership of the concession granted to operate the San Martín Texmelucan - Tlaxcala - El Molinito highway section; ii) the position of “concession holder” as defined within the terms of the concession contract; iii) ownership of the legal rights derived from the aforementioned lawsuit, and iv) the position of “plaintiff” with regards to the aforementioned lawsuit.

In return, PAPSA made a single payment to AUCAL of $1,000,000 plus value-added tax upon execution of the assignment contract. Of this amount, PAPSA determined that $350,000 was attributable to the value of the highway concession, and thus recognized the amount within the “investment in concessions” heading. The remaining $650,000 was determined to be attributable to the value of legal rights derived from the lawsuit, based on a valuation using discounted cash flows calculated by using acknowledged market techniques.

As of the date of these consolidated financial statements, PAPSA has incurred third-party fees of $88,000 with respect to the lawsuit.

In final settlement of the lawsuit, the Company negotiated a payment in-kind with the SCT through the extension of other concessions as follows:

Company	Concession	Period extension	Assigned amount	Approval date

PAPSA	Armería- Manzanillo	Extension of term by an additional 30 years, for an expiration date of November 8, 2050	$400,000	February 25, 2011

PAPSA	Ecatepec- Pirámides	Extension of term by an additional 30 years, for an expiration date of January 21, 2051	250,000	February 25, 2011

			$650,000

These amounts were capitalized within the related investment in concession asset, together with the related legal fees incurred.

b.                            Prepayment of the assigned long - term collection rights (securitization) of PAPSA and Concesionaria Ecatepec - Pirámides, S. A. de C. V. (CEPSA)

On May 18, 2010, PAPSA and CEPSA prepaid certain of their debt represented by securitization certificates, as follows:

Company	Concession	Maturity	Outstanding balance	Contractual penalty	Interest	Coupon amortization	Total paid

PAPSA	Armería- Manzanillo	2015	$155,496	$2,750	$4,144	$166,506	$173,400

CEPSA	Ecatepec- Pirámides	2015	383,109	6,774	10,210	410,237	427,221

			$538,605	$9,524	$14,354	$576,743	$600,621

c.                             Merger of subsidiaries

At a Stockholders’ Extraordinary General Meeting held on May 31, 2010, the stockholders approved the merger of CEPSA with PAPSA, whereby the latter remained as the absorbing company and subsequently assumed all the rights and obligations of the former as of June 1, 2010.

At a Stockholders’ Extraordinary General Meeting held on August 31, 2010, the stockholders approved the merger of Tribasa Sector Inmobiliario, S. A. de C. V. (TSI) with Tribade, S. A. de C. V., Concesionaria del Quinto Sol, S. A. de C. V. and Comercializadora Portuaria IPM, S. A. de C. V., whereby TSI remained as the absorbing company and assumed all the rights and obligations of the absorbed entities as of September 1, 2010.

d.         Reduction of common stock

During the years ended December 31, 2011, 2010, 2009 and 2008, nominal common stock was reduced by $3,973, $19,297, $8,694 and $4,953, respectively, through redemption of 2,099,032, 10,190,000, 4,591,300 and 2,615,868 of the Company’s shares, respectively, These shares were previously repurchased shares, which had been held by the Company for over a year without having been offered again to public investors. The spread between the reacquisition value of the shares and their par value, of $54,774, $141,765, $77,313 and $70,639, respectively, was charged against the reserve for share acquisition, which is maintained for the repurchase and retirement of shares.

e.          Current status of Mexicana de Gestión de Agua, S. A. de C. V. (MGA) concession

A contract, dated December 4, 1996, was executed between MGA, a subsidiary of the Company, and the Board of Directors of the Municipal Operating Agency for Potable Water, Drains and Sanitation of Navojoa, Sonora (the “Municipality”), whereby MGA was to provide operation, preservation and maintenance services related to drinking water as well as the sewage system and the sanitation system of Navojoa Sonora.

During September 2005, the Municipality filed an administrative legal proceeding to rescind the aforementioned services contract upon claims of noncompliance.  The outcome of the proceeding also required the immediate delivery of the physical and financial administration of the potable water public system to the Municipality, including the physical possession of all assets used to render the services and any accounting, monetary or other rights that form part of the administration of the potable water system.

MGA filed protection (seeking court relief on constitutional grounds) against the ruling issued, which ultimately granted relief to MGA and requires the Municipality to provide immediate delivery of the water service operation. After various legal proceedings, the Municipality has returned wells, operating equipment and certain real estate subject of the original contract, but has not turned over the entire operation. MGA has filed a complaint appeal, which is currently under review. At the date of these consolidated financial statements, the municipality of Navojoa, Sonora and the Company are in the process of negotiating the value of the assets to be returned.

f.                               Termination of concession contract Atlacomulco — Palmillas

In 2008, the Company was awarded the Atlacomulco — Palmillas concession and subsequently created Concesionaria Atlacomulco - Palmillas, S. A. de C. V., (CAPSA) (a subsidiary of the Company). However, that year the SCT published a National Public Bidding process in the Federal Official Gazette to extend four lanes on a stretch of federal highway No. 55 from km 68 +600 to km 82 +500, which substantially modified traffic conditions, thereby competing with the federal highway granted to the Company.  As a result, the Company considered the project to be unfeasible and requested cancellation of the concession from the corresponding governmental authority suspended further work related to this concession.

For this reason, the State of Mexico has terminated the concession of Atlacomulco - Palmillas highway in advance and without liability to either party. This subsequently permits the Company to terminate its obligation the Administration Trust and Source of Payment No. 837 of Banco Invex, S. A.; the Company has also received a settlement of $8,397 relating to costs incurred in the investment of the concession.

g.                            Capital reduction and disposal of shares in subsidiary

At a Stockholders’ General Meeting held on July 1, 2011, the Company, through its subsidiary Pinfra Sector Construcción, S. A. de C. V. reduced capital stock of CAPSA by $396,500. After this reduction, the remaining balance of shares of 25,500, which were owned by the Company at that time, were sold on July 29, 2011, under a share purchase agreement, for $25.  The sale price was equal to the carrying value of the remaining shares, for which reason there was no resulting gain or loss on the sale.

Noncontrolling interest was reduced by $192,324 in the accompanying consolidated statement of changes in stockholders’ equity.

At a Stockholders’ Extraordinary General Meeting held on August 31, 2010, the stockholders approved the merger of Tribasa Sector Inmobiliario, S. A. de C. V. (TSI) with Tribade, S. A. de C. V., Concesionaria del Quinto Sol, S. A. de C. V. and Comercializadora Portuaria IPM, S. A. de C. V., whereby TSI remained as the absorbing company and assumed all the rights and obligations of the absorbed entities as of September 1, 2010.

h.                            Restructure of the security certificates concerning the Mexico City-Toluca highway

On March 19, 2009, a new issuance of series 2009 “Padeim 09-U” subordinated securitized certificates was carried out by the Company for the Mexico City-Toluca highway for an additional amount of 241,538,600 investment units (UDIs), equivalent to $1,019,703 as of that date. This new issuance of securitized debt was requested by the federal government through its decentralized agency Banco Nacional de Obras y Servicios Públicos, S. N. C., (BANOBRAS), for the purpose of: 1) repaying the subordinated securitized certificates that were previously issued by Sistema de Administración y Enajenación de Bienes (SAE), also a Mexican government agency, which represented 93.54% of the subordinated securitized certificates issued by the Company and 2) obtaining additional resources for new projects.

The following amounts were paid with the resources obtained: a) issuance costs for $161,018, b) a premium to substitute the SAE debt for $377,492 and c) other items, mainly value-added tax on certain issuance costs for $7,148. These amounts were capitalized within issuance costs for securitized certificates, as part of “Other assets”, at the date on which the new debt issuance occurred.

The remaining net proceeds from the issuance were deposited in within trust number 80481 held with Nacional Financiera, S. N. C., (NAFIN); at the same time a new projects fund was created for $474,045, which such funds will be used to expand and renovate the Mexico City- Toluca highway.  Furthermore, the Company will obtain a release of funds from this trust every week until maturity of the issuance.  The obligation will be repaid with deposits made from toll collections from the operation of the related highway. The release of funds to the Company will depend on a series of variables, but the lower and upper limits of funds released will be 1,489,697 UDIs and 2,340,953 UDIs, respectively. This new issuance will be in effect until February 2030. The trust contract was executed by the Company, acting as trustor, with NAFIN acting as trustee and BANOBRAS as beneficiary.

The debt from these securitized notes is guaranteed with the future toll collections from vehicles that will travel along the Mexico City -Toluca federal highway, operated by Promotora y Administradora de Carreteras, S. A. de C. V., (PACSA), until the end of the concession term, which will be in February 2030.

i.                                Delivery of the parking lot of the Centro Nacional de las Artes (CENART)

On November 6, 2009, the Fourth District Court for Civil Matters in the Federal District of Mexico ruled against Triturados Basálticos y Derivados, S. A. de C. V. (a subsidiary of the Company), instructing it to physically deliver the building containing the parking lot of the CENART to BANOBRAS.  This verdict was the culmination of a series of legal disputes derived from different operational and construction commitments related to such real estate.  This event resulted in the total cancellation of the balances of the parking lot assets for $19,793, which such cancellation was recorded in 2009 in the consolidated statements of income under the caption “Other expenses”

j.                                Creation of new trusts

As a result of the early liquidation of the securitization certificates of and CEPSA on May 18, 2010, which operated the Ecatepec — Pirámides highway, coupled with the subsequent merger of CEPSA in PAPSA, Trust 10237, which was created on May 29, 2003 to collect tolls from the operation of these highways, was extinguished.

On April 1, 2011, a new trust agreement CIB/178 and CIB/179, were executed between PAPSA and CI Banco, S. A., Institución de Banca Múltiple, in order to manage resources from tolls of the Ecatepec-Pirámides and Armeria-Manzanillo highways.

k.                             New concessions awarded

On December 16, 2011, the Company, together with a consortium of investors, won a bid for the construction and operation, during 30 years, of the Morelia and Uruapan beltways and the Pátzcuaro-Uruapan-Lázaro Cardenas highway. The Company holds 25.2% of this investment.

In September 2008, the Company obtained the concession to construct, use, operate, conserve and maintain the San Luis Río Colorado - Estación Doctor highway, which was opened to the public on September 10, 2009.  The highway is 48.2 km long and represents an investment of $572 million as of December 31, 2009. The concession is for a 30-year period.

On September 5, 2008, $180 million was contributed to the Government of the State of Mexico in exchange for a 10-year extension and a 20% rate increase for the Tenango-Ixtapan de la Sal highway. This contribution, together with an amount to be contributed by the Government of the State of Mexico, is to be used to extend the existing two-lane highway. Work began on the highway expansion during 2010 and 2009.

On June 26, 2008, the Company began the operation of the Morelia-Aeropuerto turnpike in the State of Michoacán. The turnpike has a length of 22 km and reflects a total investment of $630 million.

3.                            Basis of presentation

Explanation for translation into English - The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico.  These consolidated financial statements are presented on the basis of Mexican Financial Reporting Standards (MFRS), individually referred to as Normas de Información Financiera or “NIFs”.  Certain accounting practices applied by the Company that conform with MFRS may not conform with accounting principles generally accepted in the country of use.

a.                             Monetary unit of the financial statements - The consolidated financial statements and notes as of December 31, 2011, 2010, 2009 and 2008 and for the years then ended include balances and transactions denominated in Mexican pesos of different purchasing power.

b.                            Consolidation of financial statements - The consolidated financial statements include the financial statements of Promotora y Operadora de Infraestructura, S. A. B. de C. V. (Promotora) and those of its subsidiaries win which it exercises control. Promotora’s shareholding percentage in the capital stock of its subsidiaries is shown below:

		Ownership percentage
	2011	2010	2009	2008	Activity
Construction sector:
Pinfra Sector Construcción, S. A. de C. V. (2)	100%	100%	100%	100%	Holding company
Experconstructores Zacatecana, S. A. de C. V. (formerly Triturados, Basálticos y Derivados, S. A. de C. V.)	100%	100%	100%	100%	Holding company
Adepay, S. A. de C. V.	100%	100%	100%	100%	Holding company
Equivent, S. A. de C. V.	100%	100%	100%	100%	General construction

Materials sector:
Tribasa Sector Materiales e Insumos de la Construcción, S. A. de C. V. (1)	100%	100%	100%	100%	Holding company
Grupo Corporativo Interestatal, S. A. de C. V.	100%	100%	100%	100%	Production of asphalt mix
Tribasa Construcciones, S. A. de C. V.	100%	100%	100%	100%	General construction

Concessionaires sector:
Grupo Concesionario de México, S. A. de C. V.	100%	100%	100%	100%	Holding company
Promotora y Administradora de Carreteras, S. A. de C. V.	100%	100%	100%	100%	Construction, operation and conservation of highways
Promotora de Autopistas del Pacífico, S. A. de C. V.	100%	100%	100%	100%	Construction, operation and conservation of highways
Concesionaria Ecatepec Pirámides, S. A. de C. V.	—	—	100%	100%	Construction, operation and conservation of highways
Concesionaria Pac, S. A. de C. V.	100%	100%	100%	100%	Construction, operation and conservation of highways
Autopista Tenango-Ixtapan de la Sal, S. A. de C. V.	100%	100%	100%	100%	Construction, operation and conservation of highways
Concesionaria Monarca, S. A. de C. V.	100%	100%	100%	100%	Construction, operation and conservation of highways
Concesionaria Zonalta, S. A. de C. V.	100%	100%	100%	100%	Construction, operation and conservation of highways
Infraestructura Portuaria Mexicana, S. A. de C. V.	100%	100%	100%	100%	Ports operator

Real property sector:
Tribasa Sector Inmobiliario, S. A. de C. V.	100%	100%	100%	100%	Holding company and leasing property

(1)                       As of December 31, 2011, 2010, 2009 and 2008, Tribasa Sector Materiales e Insumos de la Construcción, S. A. de C. V. owns 77.75% of the common stock of Mexicana de Cales, S. A. de C. V.

(2)                       As of December 31, 2010, 2009 and 2008, Pinfra Sector Construcción, S. A. de C. V. was the owner of 51% of Concesionaria Atlacomulco Palmillas, S. A. de C. V.

Significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Investment in associated companies is accounted for using the equity method. The Company’s foreign subsidiaries comprise its investments in concessions in Chile and Ecuador, which are in the process of liquidation and are presented as discontinued operations.

c.                             Translation of financial statements of foreign subsidiaries - To consolidate financial statements of foreign subsidiaries, the accounting policies of the foreign entity are converted to MFRS using the currency in which transactions are recorded. The financial statements are subsequently translated to Mexican pesos using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet date for assets and liabilities; 2) historical exchange rates for stockholders’ equity; and 3) the rate on the date of accrual of revenues, cost and expenses. In 2011, 2010, 2009 and 2008, the effects of conversion to reporting currency were not considered significant and therefore were recognized within results of the year.

d.                            Classification of costs and expenses - Costs and expenses presented in the consolidated statements of income were classified according to their function and nature because this is the practice of the sector to which the Company belongs.

e.                             Operating income - Operating income is the result of subtracting operating expenses from gross profit. While NIF B-3, Statement of Income, does not require inclusion of this line item in the consolidated statements of income, it has been included for a better understanding of the Company’s economic and financial performance.

4.                            Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. The significant accounting policies of the Company are as follows:

a.                             Accounting changes

Beginning January 1, 2011, the Company adopted the following new NIFs and Interpretations of Financial Reporting Standards (INIFs):

•                               NIF B-5, Financial Information by Segments, establishes the managerial approach to disclose financial information by segments, requiring the separate disclosure of interest income, interest expense and liabilities.  It also requires the disclosure of information on products, services, geographical areas and main customers and suppliers, as opposed to Bulletin B-5, which required that information disclosed be classified by economic segments, geographical areas or homogeneous groups of customers.  The adoption of this standard did not have a significant impact on the accompanying consolidated financial statements.

•                               NIF C-4, Inventories, eliminates the direct cost and last-in, first-out valuation methods. I The standard also amended inventory valuation to be the lower of cost or market where market value is represented by net realizable value. It also requires additional disclosures of reductions made to inventory reduction for things such as impairment losses. The adoption of this standard did not have a significant impact on the accompanying consolidated financial statements.

•                               NIF C-6, Property, Plant and Equipment, establishes the accounting for the exchange of assets based on their commercial substance.  It includes the basis to determine the residual value of a component, considering current amounts. It eliminates the requirement to record, at an appraised value, property, plant and equipment which was acquired at no cost or at a minimal cost that does not adequately represent the economic significance of the asset. The standard also establishes the obligation to separately depreciate significant components of an item of property, plant and equipment, even when it is not in use, except when depreciation methods are based on activity.

•                               NIF C-5, Advance Payments and Other Assets - This standard establishes that a basic feature of advance payments is the fact that they do not transfer the risks and rewards of the ownership of goods and services to the Company.. The standard requires that advance payments be impaired when they lose their ability to generate future economic benefits.  This standard also requires classification of advance payments as current or noncurrent, depending on their nature.  The effects of adoption of this new accounting change is discussed in Note b. below.

Improvements to Mexican Financial Reporting Standards 2011- The main improvements that generate accounting changes are as follows:

•                               NIF B-1, Accounting Changes and Correction of Errors, requires that, if an accounting change is made or an error is corrected, a retroactively adjusted balance sheet must be presented as of the beginning of the earliest period for which financial information is compared to that of the current period.

Beginning January 1, 2010, the Company adopted the following new NIFs and Interpretations to Financial Reporting Standards (INIFs):

•                               NIF C-1, Cash and Cash Equivalents - This standard requires presentation of cash and restricted cash equivalents together within the caption “cash and cash equivalents”, as opposed to Bulletin C-1, which required restricted cash to be presented separately.  This standard also replaces the concept “temporary investments payable on demand” with “readily available investments” and permits their classification as cash equivalents only when they have a maturity within three months from the date of acquisition.

Improvements to Mexican Financial Reporting Standards 2010 - The main improvements that generate accounting changes are as follows:

•                               NIF B-2, Statement of Cash Flows - This improvement requires that the impact of changes in value of cash and cash equivalents resulting from exchange rate fluctuations be presented separately within the caption “Effects from exchange rate changes on cash”, presented below financing activities.  In addition, this caption includes the effects of converting the cash flows and balances of foreign operations to the reporting currency as well as the effects of inflation associated with the cash flows and balances of any entities within the consolidated group that operate in an inflationary economic environment.

•                               NIF B-7, Business Acquisitions - This improvement permits the recognition of intangible assets or provisions stemming from above- or below-market leases in a business acquisition only when the acquired business is the lessee of an operating lease. This accounting change may be recognized retroactively beginning January 1, 2010.

•                               NIF C-7, Investments in Associated Companies and Other Permanent Investment - This improvement modifies the manner in which the effects of increases in an investment in an associated company are determined.  It also requires that the effects of increases or decreases in an investment in an associated company be recognized in equity in income (loss) of associated companies, instead of under non-ordinary items in the statement of income.

•                               NIF C-13, Related Parties - This improvement requires that if the direct parent company or the ultimate parent company of the reporting entity does not issue financial statements for public use, the reporting entity should disclose the name of the direct parent company or the closest indirect parent company that does issue financial statements available for public use.

•                               INIF 17, Service Concession Contracts - This interpretation prohibits the recognition of infrastructure falling within the scope of a service concession contract as property, plant and equipment.  It also requires that revenues earned, when a service concession operator performs both construction or upgrade services and operating services under a single contract, be recognized according to each type of service provided, based on the fair value of the consideration received at the time the service is rendered, provided the amounts are clearly identifiable.  Once quantified, revenue recognition should follow the relevant recognition guidance based on the nature of the service rendered.  Accordingly, when the operator provides construction or improvement services, both revenues and costs and expenses should be recognized using the percentage-of-completion method while revenues from operating services should be recognized as services are rendered.  INIF 17 also references the supplemental application of International Accounting Standard 18, Revenue.

Beginning January 1, 2009, the Company adopted the following new NIFs and Interpretations to Financial Reporting Standards (INIFs):

•                               NIF B-7, Business Acquisitions - This standard requires valuation of non-controlling interest (formerly minority interest) at fair value, as of the date of acquisition, and recognition of the total goodwill at fair value.  NIF B-7 also establishes that transaction expenses should not form part of the purchase consideration and restructuring expenses should not be recognized as an assumed liability.

•                               NIF B-8, Consolidated or Combined Financial Statements - This standard establishes that special purpose entities over which the Company has control should be consolidated.  It also establishes the option of presenting separate financial statements for intermediate controlling entities, provided certain requirements are met. NIF B-8 also requires consideration of potential voting rights to analyze whether control exists.

•                               NIF C-7, Investments in Associated Companies and Other Permanent Investments - This standard requires valuation, through the equity method, of investments in special purpose entities over which the Company has significant influence. It also requires consideration of potential voting rights to analyze whether significant influence exists.  NIF C-7 establishes a specific procedure and sets a limit for the recognition of losses in associated companies, and requires that the investment in associated companies include the related goodwill.

•                               NIF C-8, Intangible Assets - This standard requires that the unamortized balance of preoperating costs as of December 31, 2008 be cancelled against retained earnings.

•                               INIF 16, Reclassification of Primary Financial Instruments Held for Trading - This standard amends paragraph 20 of the amendments to Bulletin C-2, to state that if a primary financial instrument quoted on a market that for unusual circumstances beyond the entity’s control, ceases to be active and becomes illiquid, such financial instrument may be reclassified to held-for-sale or held-to-maturity if it has a specific maturity date and the entity has both the intention and ability of maintaining it through maturity.  The standard also includes additional disclosures in connection with this reclassification.

Beginning January 1, 2008, the Company adopted the following new NIF´s:

•                               NIF B-2, Statement of Cash flows - This standard supersedes Bulletin B-12 Statement of Changes in Financial Position and requires the presentation of a statement of cash flows using either the direct or the indirect method; the Company elected the indirect method. The statement of cash flows is presented in nominal pesos.

•                               NIF B-10, Effects of inflation - This standards considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized, and b)  non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation may not be recognized in the financial statements.  This standard also requires that the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets be reclassified to retained earnings, except for the gain (loss) from holding non-monetary assets that is identified with inventories or fixed assets that have not been realized as of the effective date of this standard.  Such amounts should be maintained in stockholders’ equity and realized within current earnings of the period in which such assets are depreciated or sold.  The Company determined it was impractical to identify the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets relating to unrealized assets as of January 1, 2008; therefore, on that date, the Company reclassified the entire balance of excess (insufficiency) of restated stockholders’ equity.) NIF B-10 establishes that this accounting change be recognized prospectively.

The Company’s adoption of these new standards did not significantly affect its consolidated financial statements.

b.                            Reclassifications - Through December 31, 2010, 2009 and 2008, the Company presented in the consolidated balance sheets, within the inventory, prepayments for which the risks and rewards inherent in the goods to be received were not transferred to the Company. Because of the accounting changes mentioned above, the Company’s management reclassified inventory prepayments to prepaid expenses within current assets. The effects of these reclassifications were applied retrospectively to the consolidated balance sheet as of December 31, 2010, 2009 and 2008 as required by NIF B-1, Accounting Changes and Correction of Errors. The effects of the above reclassifications in the consolidated balance sheet items are as follows:

	2010
	Originally reported	Reclassification	Balance as reclassified

Inventories	$91,704	$(21,859)	$69,845

Prepaid expenses	$67,552	$21,859	$89,411

	2009
	Originally reported	Reclassification	Balance as reclassified

Inventories	$60,461	$—	$60,461

Prepaid expenses	$52,044	$—	$52,044

	2008
	Originally reported	Reclassification	Balance as reclassified

Inventories	$75,344	$(20,805)	$54,539

Prepaid expenses	$35,617	$20,805	$56,422

c.                             Recognition of the effects of inflation - As the cumulative inflation rate for the three fiscal years prior to those ended December 31, 2011, 2010, 2009 and 2008 was 12.26%, 14.48%,15.01% and 11.56%, respectively, the economic environment is considered non-inflationary in all three years.  Inflation rates for the years ended 2011, 2010, 2009 and 2008 were 3.82%, 4.40%, 3.57% and 6.50%, respectively.

Beginning on January 1, 2008, the Company discontinued recognition of the effects of inflation in its consolidated financial statements.  However, non-monetary assets, liabilities, and stockholders’ equity include the inflationary effects of inflation recognized through December 31, 2007.

d.                            Cash and cash equivalents - Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, which are subject to insignificant value change risks. Cash is stated at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in comprehensive financing cost of the period. Cash equivalents are represented mainly by investments in investment funds, capital markets and money market funds.

e.                             Investments in securities - According to its intent, from the date of acquisition, the Company classifies investments in debt and equity securities in one of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, prior to maturity, if any, which are stated at fair value.  Any value fluctuations are recognized within current earnings; (2) held-to-maturity, when the Company intends to, and is financially capable of, holding such investments until maturity.  These investments are recognized and maintained at amortized cost; and (3) available-for-sale. These investments include those that are classified as neither trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains or losses, net of income taxes and statutory employee profit sharing, are recorded as a component of comprehensive income within stockholders’ equity, and reclassified to current earnings upon their sale. Fair value is determined using prices quoted on recognized markets.  If such securities are not traded, fair value is determined by applying technical valuation models recognized in the financial sector.

Investments in securities classified as held-to-maturity and available-for-sale are subject to impairment tests.  If there is evidence that the reduction in fair value is other than temporary, impairment is recognized in current earnings.

f.                               Restricted trust funds - These represent mainly cash and cash equivalents held in trusts established to securitize future toll collection rights from certain concessions for payment of security certificate indebtedness.  The net worth of the trusts is represented by tolls collected, net of the operating and maintenance expenses of the concessioned highways as well as the payment of the security certificates and related interest.

The Company recognizes revenues, costs and expenses derived from operation and maintenance of the highways and interest generated by the Security Certificates in its results as total revenues and operating expenses and costs and comprehensive result of financing, respectively.

Those funds whose utilization exceeds one year are presented in the accompanying consolidated financial statements as “Restricted trust funds” within long-term assets.

g.                            Inventories and cost of sales - Inventories are stated at the lower of their cost or realizable value.

h.                            Real estate held for future use -

i)                              During 2009, the Company paid an advance for the purchase of land where real estate housing projects will be developed in the future, which has been classified as long-term and valued at acquisition cost.

ii)                           Real estate participation certificates (CPIs)- These refer to long-term credit instruments which entitle the Company to a fractional part of the ownership of the territorial reserves contributed to a trust for purposes of the respective sale.  They are recorded at the lower of acquisition cost and market value. Gains or losses arising from the sale of the CPIs, are recorded in income in the period in which they sell or transfer all or partial rights.

On December 2, 2007, the company Central de Abastos Naucalpan, S. A. de C. V. (CAN) paid, in-kind, the debt it owed to Concemex, S. A. de C. V. (subsidiary) at that date, by assigning fiduciary rights to Irrevocable Trust No. 88 registered by public deed number 16,319, executed on December 2, 2005, for the amount of 27,210,000 CPIs equivalent plus to $52,862, 7.86% of the future rights of such certificates.  The rights derived from the CPIs correspond to the ownership of 604,810 square meters of real estate (trust instrument) located in the municipality of Naucalpan in Mexico State.

On January 29, 2010, CAN executed a contract to assign an additional portion of its fiduciary rights to Tribasa Sector Inmobiliario, S. A. de C .V. (TSI), a subsidiary of the Company. In return, TSI paid $25,008 and received 11,112,115 CPIs representing the ownership of 246,994 square meters of land, located in the municipality of Naucalpan, Mexico State.

On that same date, TSI transferred the fiduciary rights of the 11,112,115 CPIs discussed in the preceding paragraph to Grupo Corporativo Interestatal, S. A. de C. V. (related party).

i.                                Real estate, land held for mineral deposits, machinery and equipment - Real estate, land held for mineral deposits, machinery and equipment acquired after December 31, 2007 are recorded at acquisition cost. Real estate, land held for mineral deposits, machinery and equipment acquired between January 1, 1997 and December 31, 2007 are stated at acquisition cost as restated for the effects of inflation through December 31, 2007 by applying factors derived from the National Consumer Price Index (NCPI). Assets acquired through December 31, 1996 are stated at net replacement values based on independent appraisals through 1996, as permitted by MFRS, which were subsequently restated through December 31, 2007 for inflation using factors derived from the NCPI. Depreciation of machinery and equipment is calculated according to the units produced in the year with respect to the total estimated production of the assets during their useful lives. For the remaining fixed assets, depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

Years

Buildings	20
Land held for mineral deposits	30-50
Construction machinery and equipment	5-10
Vehicles	3-10
Computers	4-6
Office furniture and equipment	4-6

Land held for mineral deposits is valued at the lower of acquisition cost or realizable value, which realizable value is determined based on estimates of amounts expected to be received when the mineral reserves are ultimately extracted.  Land held for mineral deposits acquired through December 31, 1996 was valued at replacement cost determined by independent appraisals which were subsequently restated to reflect the effects of inflation.  Extracted mineral deposits from the land are amortized to inventory at a value based on cubic meters extracted compared to proven reserves.

Exploration costs that are incurred in the normal course of operations are recognized within results in the period in which they are incurred. However, if it is expected that the costs incurred will generate future economic benefits, such costs are capitalized within the value of land held for mineral deposits.

Comprehensive financing cost incurred during the period of construction and installation of qualifying property, plant and equipment is capitalized as part of the related asset and was restated for inflation through December 31, 2007 using the NCPI.

j.                                Investment in shares of associated companies - Permanent investments in entities where significant influence exists are initially recognized based on the net fair value of the entities’ identifiable assets and liabilities as of the date of acquisition.  Such value is subsequently adjusted for the portion related both to comprehensive income (loss) of the associated company and the distribution of earnings or capital reimbursements thereof.  When the fair value of the consideration paid is greater than the value of the investment in the associated company, the difference represents goodwill, which is presented as part of the same investment.  Otherwise, the value of the investment is adjusted to the fair value of the consideration paid.  If impairment indicators are present, investment in shares of associated companies is subject to impairment testing.

k.                             Investment in concessions - Intangible assets resulting from concession arrangements are recorded at acquisition and/or construction cost (previously approved by the SCT), and were restated through December 31, 2007 by applying factors derived from the NCPI, not to exceed recoverable value. Comprehensive financing costs incurred during the construction period, stemming from financing directly attributable to the development of the concession are capitalized.

Amortization is calculated based on the estimated usage calculated by determining estimated vehicle capacity occurring during the related period divided by the total estimate vehicle capacity of the highway throughout the term of concession granted by the SCT, determined based on the net value of the investment restated through December 31, 2007.

Non-highway concessions are amortized using the straight-line method over the term of the concession.

l.                                Impairment of long-lived assets in use - The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the aforementioned amounts. Impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured or the services rendered, competition and other legal and economic factors.

m.                          Derivative financial instruments - The Company obtains financing under different conditions.  If the rate is variable, interest rate swaps are entered into to reduce exposure to the risk of rate volatility, thus converting the interest payment profile from variable to fixed. These instruments are negotiated only with institutions of recognized financial strength and when trading limits have been established for each institution. There are no speculative investments or derivative financial instruments in effect at December 31, 2011, 2010 and 2009. As of December 31, 2008 the Company has contracted interest rate “caps” which impose a limit on the maximum variable interest rate. Also, during 2008 transactions were performed for speculative purposes with financial derivatives known as “structured notes”.  All instruments for speculative purposes matured before December 31, 2008 and the interest effect was recorded in results of the year, which resulted in a loss of $192,380, recorded under the caption “Comprehensive financing result”.

The Company recognizes all assets or liabilities that arise from transactions with derivative financial instruments at fair value in the consolidated balance sheets, regardless of its intent for holding them. Fair value is determined using prices quoted on recognized markets.  If such instruments are not traded, fair value is determined by applying recognized valuation techniques.

When derivatives are entered into to hedge risks, and such derivatives meet all hedging requirements, their designation is documented at the beginning of the hedging transaction, describing the transaction’s objective, characteristics, accounting treatment and how the effectiveness of the instrument will be measured. There have been no derivatives designated as hedges by the Company.

n.                            Other assets - Costs incurred in the development phase that meet certain requirements and that the Company has determined will have future economic benefits are capitalized, and through December 31, 2007 were restated for the effects of inflation. These assets are amortized based on the straight-line method over five years. Disbursements that do not meet such requirements, as well as research costs, are recorded in results of the period in which they are incurred. Costs incurred for securitization certificate issuances are capitalized and were restated for inflation through December 31, 2007. These assets are amortized over the term of the related debt.

o.                            Statutory employee profit sharing (PTU) - PTU is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statements of income. Deferred PTU is derived from temporary differences that result from comparing the accounting and tax bases of assets and liabilities and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

p.                            Provisions - Provisions are recognized for current obligations that arise from a past event, that are probable to result in the use of economic resources, and that can be reasonably estimated.

q.                            Reserve for major maintenance - The Company creates a provision for major maintenance of highway sections, based on the estimated cost of the next scheduled major maintenance, determined using studies prepared by independent experts. This is in accordance with the contractual obligation whereby at the end of the concession, the related assets will revert to the federal government and must be in optimal operating condition.

r.                               Direct employee benefits - Direct employee benefits are calculated based on the services rendered by employees, considering their most recent salaries. The liability is recognized as it accrues.  These benefits include mainly PTU payable, compensated absences, such as vacation and vacation premiums.

s.                             Employee benefits from termination, retirement and other - Liabilities from seniority premiums, pension plans and severance payments are recognized as they accrue and are calculated by independent actuaries based on the projected unit credit method using nominal interest rates.

t.                               Income taxes - Income tax (“ISR”) and the Business Flat Tax (“IETU”) are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU and, accordingly, recognizes deferred taxes based on the tax it expects to pay.  Deferred taxes are calculated by applying the corresponding tax rate to temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits.  Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets paid through 2007 that is expected to be recovered is recorded as a tax credit and is presented in the consolidated balance sheets increasing the deferred tax asset.

u.                            Transactions in investment units - Transactions denominated in Investment Units (UDIs) (account units stipulated in a Mexican decree which establishes the specific obligations which may be denominated in such units, published in the Federal Official Gazette on April 1, 1995), are recorded at the applicable exchange rate in effect on the date of the transaction; monetary assets and liabilities denominated in UDIs are translated into Mexico pesos at the exchange rate in effect at the balance sheet. Fluctuations in equivalencies are recorded in results as an exchange fluctuation within comprehensive financing results.

v.                            Foreign currency transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded in the consolidated statements of income.

w.                          Revenue recognition - Revenues are recognized in the period in which the risks and rewards of ownership of the inventories of materials are transferred to customers, which generally coincides with the delivery of materials to customers in satisfaction of orders. Toll revenues are recognized when the service is rendered.

Revenues from long-term construction contracts are accounted for using the percentage-of-completion method; therefore, they are recognized in proportion to the costs incurred in related to total expected costs of the project. If total costs in the most recent cost estimate exceed total revenues according to the contract, the expected loss is recognized immediately within in current earnings.

The introduction of INIF 17 on January 1, 2010, led to the convergence of MFRS with the International Financial Reporting Interpretations Committee (IFRIC) Interpretation 12, Service Concession Arrangements, of International Financial Reporting Standards, with regards to the accounting for service concession contracts. On January 1, 2008, the Company adopted IFRIC 12, on a supplemental basis, as permitted by NIF A-8, Supplemental Application, when local standards do not provide guidance with respect to a particular transaction.  IFRIC 12 provides guidance for private sector operators engaged in the construction, operation and maintenance of infrastructure assets used for public services, requiring such assets to be classified as financial or intangible assets or as a combination of both, rather than as property, plant and equipment.

A financial asset arises when an operator builds or makes improvements to infrastructure for which it has an unconditional right to receive a specific amount in cash or as represented by another financial asset during the contract period. An intangible asset is created when the operator builds or makes improvements and is then allowed to operate the infrastructure for a fixed period, during which future cash flows are not specified because they can vary according to the asset’s utilization. A combination of a financial asset and an intangible asset is created when the operator’s return/gain is partially generated by a financial asset and an intangible asset.  The Company’s concession assets are presented under the heading of “investment in concessions” in the accompanying consolidated balance sheets and are classified as an intangible asset according to INIF 17.

Whether the concession asset is of a financial or intangible nature, revenues and costs related to construction or improvements are recognized in revenues and costs during the construction phase, based on the percentage-of-completion method.  As a result, concession profit margin attributable to project construction, if any, is recognized in the results of the period of construction.

Given the convergence of the guidance in INIF 17 with that of IFRIC 12, there were no effects of adoption of INIF 17 within the accompanying consolidated financial statements.

x.                              Earnings per share - Basic earnings per common share are calculated by dividing consolidated net income of controlling interests by the weighted average number of common shares outstanding during the year.

5.                            Investments in securities

	2011	2010	2009	2008
Trading:
Commercial paper	$10,572	$37,877	$53,007	$65,821
Capital market	282,391	329,839	267,013	183,550
Money market	176,529	45,855	267,801	341,224
	469,492	413,571	587,821	590,595

Held-to-maturity:
Repurchase agreements in money markets	1,039,569	565,959	1,077,603	1,008,455

	$1,509,061	$979,530	$1,665,424	$1,599,050

6.                            Trust funds

	2011	2010	2009	2008

Trust No. F/247006 of Concesionaria Monarca, S. A. de C. V. with Banco HSBC México, S. A. with the purpose of managing revenues generated from the use of the concession.	$34,134	$23,038	$23,925	$22,222

Trust number F/834 of Concesionaria Pac, S. A. de C. V. executed with Banco Invex, S. A., for the purpose of fulfilling the investment, administration and source of payment related to the resources from the operation of the San Luis- Río Colorado concession in the State of Sonora.	36,898	21,075	5,511	—

Trust number F/689 of Promotora de Autopistas del Pacífico, S. A. de C. V. executed with Banco Invex, S. A., for the purpose of fulfilling the investment, administration and source of payment related to the resources from the operation of the San Martín Texmelucan - Tlaxcala —El Molinito concession.	130,815	18,961	—	—

	2011	2010	2009	2008

Trust number F/178 of Promotora de Autopistas del Pacífico, S. A. C. V. executed with CIBanco, S. A., for the purpose of fulfilling the investment, administration and source of payment related to the resources from the operation of the Ecatepec - Pirámides concession.	286,663	—	—	—

Trust No. F/179 of Promotora de Autopistas del Pacífico, S. A. C. V. executed with CIBanco, S. A., for the purpose of fulfilling the investment, administration and source of payment related to the resources from the operation of the Armería - Manzanillo concession.	181,469	—	—	—

Other trusts	604	1,939	825	1,459

	$670,583	$65,013	$30,261	$23,681

7.                            Current and long-term restricted trust funds

	2011	2010	2009	2008
Trust No. 10250 signed by PACSA, established as part of the issuance of preferred and subordinate security certificates, which holds the collection rights of the Mexico-Toluca concession.	$53,498	$231,837	$269,740	$234,573

Trust No. 1344 with Banco Inbursa, S. A. Institución de Banca Múltiple, signed with Concesionaria Pac, S. A. de C. V., established as part of the issuance of security certificates, which holds the collection rights related to the Peñón — Texcoco highway concession.	227,455	261,022	244,125	210,232

	2011	2010	2009	2008

Trust No. 10237 signed by CEPSA and PAPSA, established as part of the issuance of security certificates related to the Ecatepec - Pirámides and Armería - Manzanillo highway concessions.	—	—	237,351	522,033

Irrevocable Administration Trust and Source of Payment No. 11027448 of October 30, 2005 signed by Autopista Tenango — Ixtapan de la Sal, S. A. de C.V. and Pinfra Sector Construcción, S. A. de C. V., with Scotiabank Inverlat, S. A. (Scotiabank) established as part of the issuance of security certificates, which holds the collection rights of the Tenango - Ixtapan de la Sal highway concession.	91,504	98,912	96,247	87,412

Trust 1486, signed with Banco Inbursa, S. A. de C. V., Institución de Banca Múltiple (INBURSA) signed with Concesionaria Zonalta, S. A. de C.V., established as part of the issuance of security certificates, which holds the collection rights of Santa Ana — Altar highway concession.	71,846	97,101	120,141	139,919

Trust 574 signed with Banco Invex, S.A. Institución de Banca Múltiple (INVEX) signed with Concemex, S. A. de C. V., established as part of the issuance of security certificates, which holds the collection rights of Atlixco — Jantetelco highway concession.	57,484	44,494	48,562	69,736

	2011	2010	2009	2008

Irrevocable Administration Trust and Source of Payment No. 10232 denominated in Mexican pesos signed by denominated in Mexican pesos signed by Experconstructores Zacatecana, S.A. de C.V. (formerly Triturados Basálticos y Derivados, S. A. de C. V.) with Banco Nacional de Comercio Exterior, S.N.C. established for the purpose of paying each recognized creditor as required by the definitive judgment obtained in the Company’s bankruptcy proceedings	49,454	48,161	46,718	44,434

Trust 80481 of PACSA with Nacional Financiera, S. N. C. Institución de Banca Múltiple (NAFIN), established as part of the issuance of security certificates, which holds the collection rights of Mexico — Toluca highway concession.	1,265,718	1,102,290	1,130,597	645,650
	1,816,959	1,883,817	2,193,481	1,953,989

Less - Current portion	(304,269)	(361,350)	(430,486)	(547,428)

Less — Funds for payments of obligations presented under the heading of “Assigned collection, net”.	(269,586)	(259,852)	(275,014)	(239,254)

	$1,243,104	$1,262,615	$1,487,981	$1,167,307

8.                            Accounts receivable

	2011	2010	2009	2008

Trade accounts receivable	$274,240	$247,357	$188,777	$256,704
Notes receivable	8,901	3,981	2,916	1,448
Unbilled receivable	144,170	124,427	160,437	292,449
Progress work to be authorized	23,152	93,287	2,952	46,712
Officers and employees	26	9	6	19
Recoverable taxes	38,342	269,571	95,405	151,301
Sundry debtors	31,979	218,689	199,614	188,455
	520,810	957,321	650,107	937,088
Allowance for doubtful accounts	(127,348)	(129,673)	(138,207)	(205,385)

	$393,462	$827,648	$511,900	$731,703

9.                            Inventories

	2011	2010	2009	2008

Finished goods	$24,847	$15,043	$20,023	$10,424
Production in-process	100	171	177	127
Raw materials	7,550	7,494	5,906	7,733
Materials and replacement parts	45,943	42,310	37,106	38,287
Goods in-transit	2,822	6,926	—	—
	81,262	71,944	63,212	56,571
Allowance for obsolete inventories	(2,097)	(2,099)	(2,751)	(2,032)

	$79,165	$69,845	$60,461	$54,539

10.                     Real estate held for future use

	2011	2010	2009	2008

Land	$16,889	$17,778	$14,044	$—
Real estate participation certificates	77,870	77,870	52,862	52,862

	$94,759	$95,648	$66,906	$52,862

11.                     Real estate, land held for mineral deposits, machinery and equipment

	2011	2010	2009	2008

Land held for mineral deposits	$527,461	$527,461	$527,461	$526,866
Buildings	398,590	422,650	414,348	408,811
Construction machinery and equipment	1,096,679	1,090,903	1,045,801	927,666
Vehicles	122,389	95,225	88,877	92,903
Office furniture, equipment and computers	81,072	102,960	95,491	99,897
Replacement parts	10,462	9,261	8,364	7,155
	2,236,653	2,248,460	2,180,342	2,063,298
Accumulated depreciation	(1,279,096)	(1,211,661)	(1,129,430)	(1,059,718)
	957,557	1,036,799	1,050,912	1,003,580
Land	240,106	239,971	239,727	234,892

	$1,197,663	$1,276,770	$1,290,639	$1,238,472

Reconciliation of beginning and ending carrying values in 2011 is as follows:

	Balance as of December 31, 2010	Additions	Divestments	Balance at December 31, 2011

Investment:
Land held for mineral deposits	$527,461	$—	$—	$527,461
Buildings	422,650	—	(24,660)	398,590
Construction machinery and equipment	1,090,903	5,776	—	1,096,679
Vehicles	95,225	27,164	—	122,389
Office furniture and equipment	102,960	2,384	(24,272)	81,072
Replacement parts	9,261	1,201	—	10,462

Total investment	2,248,460	36,526	(155,398)	2,236,653

Accumulated Depreciation:
Land held for mineral deposits	(235,929)	(16,072)	7,035	(244,966)
Buildings	(96,675)	(3,795)	—	(100,470)
Construction machinery and equipment	(704,874)	(59,948)	10,875	(753,947)
Vehicles	(78,250)	(5,624)	—	(102,910)
Office furniture and equipment	(93,872)	(2,671)	2,972	(72,388)
Replacement parts	(2,061)	(275)	68	(4,415)
Total accumulated depreciation	(1,211,661)	(88,385)	20,950	(1,279,096)

Land	239,971	135	—	240,106

Net investment	$1,276,770	$(51,175)	$(27,382)	$1,197,663

12.                     Derivative financial instruments

The Company contracted interest rate “caps” that matured on December 17, 2009, with Banco Santander, S. A., in order to manage the interest rate risk on the loans received and limit the interest rate to a maximum of 13%. Any rate lower than this amount is paid by the Company.  The cap had a notional amount of $4,189.  The market value of the cap as of December 31, 2009 was zero. The interest rate for the debt covered by the aforementioned cap was 11.88% as of December 31, 2008.

13.                     Investment in concessions

Investments in concessions represent rights, granted by federal and state governments, to, for a determined period, construct, establish, operate, and maintain transportation routes in good condition. The majority of the concessions are granted by the Mexican Federal Government through the SCT or under the federal legislation and the Ministry of Public Works of Mexico or similar agencies in other countries. Governments of different states in Mexico also grant concessions under the local legislation for the construction and operation of roads and highways that are usually granted based on a similar model prepared by the SCT and the Ministry of Public Works of Mexico or similar agencies in other countries.

Road concessions in Mexico

A road concessionaire constructs or improves roads in order to operate and maintain them in good, working condition. Concessionaires may transfer their rights and obligations but only with the approval of the government.  Concession terms generally include terms related to the time of delivery, operation and maintenance works, standards under which the works will be performed, the terms of government supervision, reserve funds to be maintained for the upkeep, rights to be paid to the government and toll duties to be charged (including the inflation scope adjustments). The concessionaire shall repair roads any time it is necessary during the period of the concession. In exchange for constructing, operating and maintaining the roads in good condition, the concessionaire has the right to retain almost all the income resulting from the operation of roads during the term of the concession. At the end of the concession, the right to operate roads and receive income revert back to the government. The road and all repairs made during the term of the concession remain as property of the government.

From December 1993, the maximum term of a road concession could not exceed 30 years, however, based on the terms of the concession contracts, concessionaires will have the right to request an extension of the term similar to the original term if such extension is requested during the last fifth part of the original concession term. In this regard, terms of the concessions generally include the condition that if the traffic exceeded the volume estimated, the term of the concession would be reduced or the concessionaire would pay a part of profits resulting from the operation of the road to the government.

The SCT has the right to terminate a concession without any compensation, before the end of the concession term when certain events occur. The government could also expropriate temporarily all assets related to the concession in case of war, significant public disturbances, threat to internal peace or for economic or public reasons. In the case of legal expropriation (except for an international war), the law requests the government to provide compensation to the concessionaire.

Other infrastructure concessions in Mexico

The Company has investments in other infrastructure concessions which consist of construction, maintenance and operation of ports and public parking structures. These concessions are controlled by federal or municipal governments and other departments. Usually, concessions are structured in such a way that the concessionaire can recover its investment by retaining the right to charge fees for periods established in the respective concession contracts.

An analysis of the concession projects is as follows:

Concessionaire/	Expiration of the	Commencement	Equity percentage					Investment balance as of December 31
concession	concession	date	2011	2010	2009	2008	2011	2010	2009	2008
Securitized highway concessions:

PACSA
México — Toluca	2030	1990	100%	100%	100%	100%	$1,067,011	$1,132,208	$1,155,035	$1,196,812

CEPSA
Ecatepec — Pirámides	2051	1991	100%	100%	100%	100%	—	—	773,250	864,078

PAPSA
Armería — Manzanillo	2050	1991	100%	100%	100%	100%	—	—	947,810	1,021,129

Concesionaria PAC, S. A. de C. V.
Peñón — Texcoco	2023	1994	100%	100%	100%	100%	528,615	576,064	611,102	655,918

Autopista Tenango-Ixtapan de la Sal, S. A. de C. V.	2036	1995	100%	100%	100%	100%	457,336	459,412	466,336	473,333

Concemex, S. A. de C. V.
Atlixco — Jantetelco	2036	2006	100%	100%	100%	100%	818,273	856,942	895,966	932,787

Concesionaria Zonalta, S. A. de C. V.
Santa Ana — Altar	2035	2006	100%	100%	100%	100%	1,021,730	1,034,905	1,048,310	1,059,636
							3,892,965	4,059,531	5,897,809	6,203,693

Non-securitized highway concessions:
Concesionaria Monarca, S. A. de C. V.
Zitácuaro — Lengua de Vaca	2037	2007	100%	100%	100%	100%	121,528	115,283	126,323	128,482

PAPSA
Armería — Manzanillo	2050	1990	100%	100%	—	—	1,207,025	1,257,728	—	—
Ecatepec - Pirámides	2051	1991	100%	100%	—	—	898,537	933,138	—	—
San Martín Texmelucan —
Tlaxcala — El Molinito	2041	2010	100%	100%	—	—	424,844	435,827	—	—

Concesionaria PAC, S. A. de C. V
San Luis — Río Colorado	2038	2009	100%	100%	100%	100%	567,389	569,369	571,527	342,925
							3,219,323	3,311,345	697,850	471,407

Concessionaire/	Expiration of the	Commencement	Equity percentage					Investment balance as of December 31
concession	concession	date	2011	2010	2009	2008	2011	2010	2009	2008
Other concessions:
Experconstructores Zacatecana, S.A. de C.V. (formerly Triturados Basálticos y Derivados, S. A. de C. V.) CENART	2005	1995	—	100%	100%	100%	—	—	—	20,316
Infraestructura Portuaria Mexicana, S. A. de C. V.
Puerto de Altamira, Tamaulipas	2016	1996	100%	100%	100%	100%	98,518	49,853	50,385	46,533
							98,518	49,853	50,385	66,849
Roads under construction:
Concemex, S. A. de C. V.
Tlaxcala - Xoxtla	—	—	100%	100%	100%	100%	154,159	92,095	21,760	—

PACSA
Reforma - Constituyentes - Lilas	—	—	100%	100%	100%	100%	88,424	—	—	—

PAPSA
Ecatepec - Peñón	—	—	100%	100%	100%	100%	589	—	—	—
Concesionaria Atlacomulco — Palmillas, S.A. de C. V.
Atlacomulco — Palmillas	—	—	100%	100%	100%	100%	—	—	—	2,169
							243,172	92,095	21,760	2,169

							$7,453,978	$7,512,824	$6,667,804	$6,744,118

Further detail of the Company’s investments in concessions as of December 31, are as follows:

	2011	2010	2009	2008

Finished projects in operation	$7,210,806	$7,420,729	$6,646,044	$6,343,186

In-process projects:
Cost of construction	243,172	92,095	21,760	400,932

	$7,453,978	$7,512,824	$6,667,804	$6,744,118

The accrued cost and amortization of finished projects in operation are as follows:

	2011	2010	2009	2008

Cost of finished projects in operation	$15,454,088	$15,516,353	$14,394,456	$14,124,898
Less:
Accumulated amortization	(8,243,282)	(8,095,624)	(7,748,412)	(7,382,949)
	7,210,806	7,420,729	6,646,044	6,741,949
Projects under construction	243,172	92,095	21,760	2,169

	$7,453,978	$7,512,824	$6,667,804	$6,744,118

Amortization charged to results amounted to $271,977, $348,704, $327,939 and $337,648 in 2011, 2010, 2009 and 2008, respectively.

14.                     Investment in shares of associated companies

As of December 31, investments in associated companies are as follows:

	Equity percentage
Company	2011	2010	2009	2008	2011	2010	2009	2008

Concesionaria Purépecha, S. A. de C. V.	50%	50%	50%	50%	$61,901	$73,564	$86,207	$104,440
Posco Mesdc, S. A. de C. V.	22%	22%	22%	22%	27,273	27,023	19,001	3,710
Construcciones y Drenajes Profundos, S. A. de C. V.	30%	30%	—	—	8,500	8,500	—	—
Grupo Concesionario Metropolitano, S. A. de C. V.	30%	30%	30%	30%	39,220	39,220	39,220	39,220
Others					(147)	(148)	(148)	(148)
					136,747	148,159	144,280	147,222
Reserved investment					(47,720)	(47,720)	(39,220)	(39,220)

					$89,027	$100,439	$105,060	$108,002

Concesionaria Purépecha, S. A. de C. V. holds the concession to build, operate, use, and maintain the 22.60-kilometer stretch of road (which is of high specifications and state jurisdiction) located between the federal highway Morelia-Maravatío, vía Charo and the Autopista de Occidente.  The concession contract includes the right to construct upon and use the road and any other assets that comprise it, as well as provide related auxiliary services.

The term of the concession is 30 years beginning February 13, 2007 and its operation began on June 26, 2008. As control of the entity is shared between the Company and other partners of this concession, the investment was recorded using the equity method.

Also, the Company has a 50% investment in Grupo Concesionario Metropolitano, S. A. de C. V., for the purpose of building and operating the elevated Electric Train Line between Mexico City and the State of Mexico. The term of the concession is to end in 2013.  However, the construction of the Electric Train Line has not begun yet for reasons beyond the control of the Company. Given the uncertainty that this project will be completed, the Company has recorded a reserve for the impairment of the investment.

15.                     Other assets

	2011	2010	2009	2008

Issuance costs of security certificates (2)	$1,548,553	$1,880,058	$2,091,856	$1,553,289
Accumulated amortization(2)	(111,980)	(389,259)	(498,303)	(387,489)
	1,436,573	1,490,799	1,593,553	1,165,800
Long-term notes receivable (1)	79,206	—	—	—
Deferred credits	6,920	9,493	4,852	16,138
Guarantee deposits	88,109	47,651	33,220	33,494
Goodwill	—	—	—	4,205
Other assets	8,004	3,426	1,703	3,944

	$1,618,812	$1,551,369	$1,633,328	$1,223,581

(1)                        Long-term notes receivable are represented by a loan to Promoairtax, S. A. de C. V. for US$6.3 million earning interest at an annual rate of LIBOR plus 2%, payable annually maturing in December 2021.

(2)                        Derived from the early repayment of debt by PAPSA and CEPSA on May 18, 2010, total debt issuance costs of $26,191 related to the original debt contract were settled on that date and applied as financial expenses to results of the year.

16.                     Discontinued operations

During 2008, as a result of a restructuring process, the Company’s management decided to discontinue its operations in Chile and Ecuador, where it had acted as concessionaire. The liquidation of these companies is expected to conclude in 2012. Consequently, the discontinued assets and liabilities are presented in separate headings in the consolidated financial statements for 2011, 2010, 2009 and 2008.

Furthermore, as a result of the lawsuit which occurred in the prior years between the subsidiary MGA and the Board of Directors of the Municipal Operating Agency for Applicable Water, Drains and Sanitation of Navojoa, Sonora, the Company decided to present the assets and liabilities related to the water and drainage operation concession of that city as discontinued operations, given the Company’s intention to discontinue their operations.

Below is the integration of discontinued operations as of and for the years ended December 31, 2011, 2010, 2009 and 2008:

	2011
	MGA	Chile	Ecuador	Total
Balance sheet:
Assets	$29,969	$27,094	$—	$57,063
Liabilities	(6,141)	(27,657)	—	(33,798)

	$23,828	$(563)	$—	$23,265

Statement of income:
Costs	$2,457	$(716)	$—	$1,741

	2010
	MGA	Chile	Ecuador	Total
Balance sheet:
Assets	$26,726	$27,094	$—	$53,820
Liabilities	(1,398)	(27,656)	—	(29,054)

	$25,328	$(562)	$—	$24,766

Statement of income:
Costs	$1,566	$530	$—	$2,096

	2009
	MGA	Chile	Ecuador	Total
Balance sheet:
Assets	$28,337	$27,094	$—	$55,431
Liabilities	(1,398)	(27,657)	—	(29,055)

	$26,939	$(563)	$—	$26,376

Statement of income:
Costs	$1,752	$—	$5,908	$7,660

	2008
	MGA	Chile	Ecuador	Total
Balance sheet:
Assets	$29,969	$27,094	$9,648	$66,711
Liabilities	(1,398)	(27,657)	(3,740)	(32,795)

	$28,571	$(563)	$5,908	$33,916

Statement of income:
Costs	$2,529	$(3,506)	$(6,068)	$(7,045)

17.                     Long-term assigned collection rights (securitizations)

Assigned collection rights represent the issuance of security certificates, each of which is held in a specific trust that refers to a specific concession.  The security certificates will be paid by the future transfer of amounts collected from the operation of related concession.

The integration of the related trusts is as follows:

	Issuing trust	2011	2010	2009	2008	Characteristics of the security certificates

a)	NAFIN 80481 México — Toluca	$3,446,990	$3,708,134	$3,850,980	$3,989,471

Public offering of 11,137,473 security certificates with a face value of one hundred UDIs per certificate, with an expiration date of February 15, 2028. Amounts are payable semiannually, beginning April 7, 2006, bearing interest at a 5% annual fixed rate.

b)	NAFIN 80481 México — Toluca	1,695,492	1,547,873	1,517,216	1,490,987

Public offering of 3,646,559 subordinated security certificates with a face value of 109.502703 UDIs per certificate, with an expiration date of February 15, 2030. Amounts are payable semiannually beginning April 7, 2006, bearing interest at an 8.85% annual fixed rate.

	Issuing trust	2011	2010	2009	2008	Characteristics of the security certificates

c)	NAFIN 80481 México — Toluca	1,124,526	1,088,248	1,046,610	—

Public offering of 2,415,386 subordinated securitized certificates, at face value of 100 UDIs each certificate, maturing on February 15, 2030, with semiannual payments as of August 15, 2009 at a variable rate which is 7.91%, 7.89% and 8% as of December 31, 2011, 2010 and 2009, respectively.

d)	INBURSA 1344 Peñón — Texcoco	1,406,180	1,578,459	1,689,491	1,771,032

Public offering of 18,500,000 security certificates with a face value of one hundred Mexican pesos per certificate, payable in 33 semiannual payments, expiring December 2, 2021 at a variable rate which is 7.79%, 7.94%, 8.08% and 11.06% as of December 31, 2011, 2010, 2009 and 2008, respectively. As of December 31, 2008, a cap had been contracted which limited the variations in the rate to a maximum of 13%. The cap expired in 2009.

e)	SCOTIABANK 11027448 Tenango — Ixtapan de la Sal	828,147	820,986	808,836	796,769

Public offering of 1,949,812 security certificates with a face value of 100 UDIs per certificate, payable in 33 semiannual payments beginning on the date the second installment of interest is due; the certificate expires on October 4, 2022. The annual fixed interest rate is 6.75% on the outstanding balance.

f)	INBURSA 1486 Santa Ana — Altar	1,980,904	1,917,040	1,838,203	1,772,195	Public offering of 4,235,329 security certificates with a face value of 100 UDIs per certificate, which expires on December 11, 2031 and accrues interest at an annual fixed rate of 5.4%.

g)	INVEX 574 Atlixco — San Marcos	371,349	399,130	426,280	454,931	Public offering of 1,438,418 security certificates with a face value of 100 UDIs per certificate which expire on September 4, 2026 and accrue interest at an annual fixed rate of 5.83%.

h)	BANCOMEXT 10237 Ecatepec — Pirámides (1)	—	—	383,109	834,442

Public offering of 5,903,852 security certificates with a face value of 100 UDIs per certificate, which expire in 2015 and are payable semiannually beginning November 18, 2003; bear interest at an annual fixed rate of 4.95%.

i)	BANCOMEXT 10237 Ecatepec — Pirámides (1)	—	—	155,496	338,683

Public offering of 5,903,852 security certificates with a face value of 100 UDIs per certificate, which expires in 2015 and is payable semiannually beginning November 18, 2003; bears interest at an annual fixed rate of 4.95%.

		$10,853,588	$11,059,870	$11,716,221	$11,448,510

(1)                   On May 18, 2010, the Company settled, in advance, securitization certificates for the Ecatepec — Pirámides and Armería- Manzanillo highway sections.  Debt issuance costs related to this debt which had been previously capitalized of $26,191 were written-off to comprehensive financing cost within results of the year.

At December 31, 2011, expiration dates of long-term security certificates are as follows:

2012	$179,050
2013	324,934
2014	367,908
2015	415,205
2016 and subsequent years	9,566,491

$10,853,588

The Company’s management has the policy of reflecting, in a single balance sheet heading “Assigned collection rights, net”, the long-term and current liabilities payable derived from security certificates and the related interest payable, net of the restricted funds in trust that cover the payment of such debt. A summary of the accounts based on their classification as of December 31, as follows:

	2011	2010	2009	2008

Current portion of assigned collection rights payable	$74,615	$74,662	$116,071	$396,711
Accrued interest	191,504	191,618	190,445	172,066

Restricted funds in trust for payment of security certificates	(269,586)	(259,852)	(275,014)	(239,254)
	(3,467)	6,428	31,502	329,523
Plus - Long-term security certificates	10,857,055	11,053,442	11,684,719	11,118,987

	$10,853,588	$11,059,870	$11,716,221	$11,448,510

a.                             México-Toluca

On September 19, 2003, the Irrevocable Trust Agreement No. F/10250, established for the issuance of preferred security certificates (CONSVEN 03-U) and subordinated security certificates (CONSVEN 03-2U) was signed by PACSA, holder of the concession rights of autopistas México-Toluca, as the trustor and BANCOMEXT as the trustee.

Preferred security certificates are guaranteed with an insurance policy for each trust, granted by MBIA Insurance Corporation (“MBIA”), located in New York, United States of America. This insurance policy guarantees the certificate holder payment of capital and interest at each payment date. If the Company fails to pay and MBIA must exercise the policy to pay the certificate holder, MBIA is guaranteed with the capital of the related trust, the shares which Grupo Concesionario de México, S. A. de C. V. holds in PACSA and PAPSA and residual rights of the related trusts. Except for these guarantees, the Company has no further responsibility.

The subordinated security certificates are not guaranteed by any insurance policy and are only guaranteed with road tolls. Therefore, if for any reason this source of payment is not sufficient to permit the trustee to pay and comply with the obligations related to trusts, neither trustees, the Company, the underwriters nor the depositary will be responsible for these payments.

Nevertheless, the Company considers that road tolls will be sufficient to cover the capital and interest of the subordinated security certificates.

Payments of capital and interest of subordinated security certificates any time before the expiration date of the insurance policy related to the preferred security certificates or amounts owed to the insurance company for these concepts, will be subject to the following conditions:

1.                            The trustee should have paid capital and interest of the preferred security certificates on the programmed date.

2.                            100% of the required amount of the debt reserve fund should have been established.

3.                            The issuer should have received a fulfillment notice related to the two payment periods prior to the payment date.

4.                            Fund availability in the subordinated debt account.

On April 3, 2006, irrevocable trust contract number 80481 was executed unilaterally by NAFIN (“NAFIN Trust 80481”). The trust agreement was signed by PACSA as the trustor and NAFIN as the trustee. Trustees in the first place are holders of the preferred security certificates and, PACSA, in the fourth and fifth place.

PACSA transferred to the NAFIN Trust 80481 all of its collection rights, including its collection rights subsequent to the termination of the concession agreement, compensation due from the Mexican Federal Government, as well as any other right or assets related to the México — Toluca highway.

The NAFIN Trust 80481 was constituted in order to issue preferred security certificates and subordinated security certificates guaranteed by the income obtained from future tolls of the Mexico — Toluca highway. The NAFIN Trust 80481 uses toll fees, after the payment of value-added tax (VAT), IETU, ISR, operating expenses and the maintenance costs related to the highway, to create a reserve account for the benefit of the security certificate holders. After covering the obligations under the security certificates, the Ministry of Finance and PACSA will have the right to receive income from the highway tolls after the payment of VAT, IETU, ISR, operating expenses and maintenance costs during the remaining term of the concession up to fifteen working days before the termination of the concession, in accordance with the percentage indicated by MBIA to the trustee. On the fourteenth day before the termination of the concession, the income obtained from tolls will be reverted in favor of PACSA.

On April 7, 2006, the liabilities related to the preferred subordinated security certificates issued in 2003 through the Bancomext Trust F/10250 discussed above were refinanced within the NAFIN Trust 80481, as discussed below, and the Bancomext Trust ceded the Mexico — Toluca highway collection rights to NAFIN Trust 80481 discussed above.

The NAFIN Trust 80481 issued preferred security certificates denominated in UDIs up to an amount equivalent to $5,569,959. The new preferred security certificates are guaranteed by an MBIA insurance policy, with terms similar to those of the insurance policy guarantee over the original preferred security certificates.

Resources derived from these new preferred security certificates were used to pay the remaining balance of preferred security certificates issued by the Bancomext Trust F/10250 and the corresponding issuing expenses. The new subordinated security certificates replaced subordinated security certificates issued through the original Bancomext Trust F/10250.

On March 19, 2009, a new issuance of series 2009 “Padeim 09-U” subordinated securitized certificates was carried out by the Company for the Mexico City-Toluca highway for an additional amount of 241,538,600 investment units (UDIs), equivalent to $1,019,703 as of that date. This new issuance of securitized debt was requested by the federal government through its decentralized agency Banco Nacional de Obras y Servicios Públicos, S. N. C., (BANOBRAS), for the purpose of: 1) repaying the subordinated securitized certificates that were previously issued by Sistema de Administración y Enajenación de Bienes (SAE), also a Mexican government agency, which represented 93.54% of the subordinated securitized certificates issued by the Company and 2) obtaining additional resources for new projects.

The following amounts were paid with the resources obtained: a) issuance costs for $161,018, b) a premium to substitute the SAE debt for $377,492 and c) other items, mainly value-added tax on certain issuance costs for $7,148. These amounts were capitalized within issuance costs for securitized certificates, as part of “Other assets”, at the date on which the new debt issuance occurred.

The remaining net proceeds from the issuance were deposited in within trust number 80481 held with Nacional Financiera, S. N. C., (NAFIN); at the same time a new projects fund was created for $474,045, which such funds will be used to expand and renovate the Mexico City- Toluca highway.  Furthermore, the Company will obtain a release of funds from this trust every week until maturity of the issuance.  The obligation will be repaid with deposits made from toll collections from the operation of the related highway. The release of funds to the Company will depend on a series of variables, but the lower and upper limits of funds released will be 1,489,697 UDIs and 2,340,953 UDIs, respectively. This new issuance will be in effect until February 2030. The trust contract was executed by the Company, acting as trustor, with NAFIN acting as trustee and BANOBRAS as beneficiary.

The debt of these notes is guarantee by the future toll collection of the Mexico-Toluca highway, operated by PACSA until the maturity of the concession, which will be in February 2030.

b.                            Santa Ana — Altar

In 2006, the Company executed a construction, modernization, operation, maintenance, and delivery agreement with the Government of Sonora, for the construction and modernization of the Santa Ana-Altar toll highway and the delivery of the section of the Altar-Pitiquito highway. Security certificates were issued for the financing of the construction of the highway in the concession agreement. Interest is paid semiannually and the certificates will expire in 2031. Payments in advance are scheduled.

As a result, on August 30, 2006, Concesionaria Zonalta, S. A. de C. V. entered into an Irrevocable Administration Trust and Source of Payment No. 1486 with Banco Inbursa, S. A., Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, for the transfer of collection rights, as well as all current and future toll fees related to the Santa Ana - Altar highway, indemnity rights, any right to extend the concession and the right to receive any amount or assets from the Government of Sonora in order to issue the aforementioned security certificates.

c.                             Atlixco — Jantetelco

On September 15, 2006, Concemex, S. A. de C. V. and Región Central de Autopistas, S. A. de C. V. signed an Irrevocable Administration Trust and Source of Payment No. 574 with Banco Invex, S. A. Institución de Banca Múltiple, Invex Grupo Financiero, Trustee, to transfer to the Trustee the collection rights as well as all current and future toll fees related to the highway, indemnity rights, any right to extend the concession and the right to receive any amount or assets from the government authority, in order to issue security certificates which will be paid by rights and fees derived from toll collections for the financing of the highway.

d.                            Tenango — Ixtapan de la Sal

On October 3, 2005 Autopista Tenango-Ixtapan de la Sal, S. A. de C. V. and Pinfra Sector Construcción, S. A. de C. V., signed a modification agreement to the Original Trust Agreement 11027448 and an Administration Irrevocable Administration Trust and Source of Payment with Scotiabank Inverlat, S. A. Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, División Fiduciaria, to transfer to the trustee the collection rights as well as all current and future toll fees related to the highway, indemnity rights, any right to extend the concession and all the remaining assets of the original trust, established to issue security certificates.

The issuance of the security certificates requires the creation of a reserve fund containing resources equivalent to one year’s debt service (principal and interest) to ensure adequate control of the net worth held in the trust, which must remain in effect for the duration of the trust.

Furthermore, the trust has an additional guarantee fund in UDIs, which can be transferred to the reserve fund if such reserve fund does not have sufficient resources.

e.                             Peñón — Texcoco

On December 17, 2004, Concesionaria Pac, S. A. de C. V., signed an Irrevocable Administration Trust No. 1344 with Banco Inbursa, S. A., to transfer to the trustee current and future collection rights from tolls from the Peñón — Texcoco highway, indemnity rights and all the remaining assets of the original trust, established to issue unsecured certificates. This trust was established for the payment of ordinary trust certificates held in Trust 1008 signed with Banca Interacciones that would expire in 2009 but would permit advanced payments on the related security certificates.

The issuance of the unsecured certificates requires the creation of a reserve fund containing resources equivalent to one year’s debt service (principal and interest) to ensure adequate control of the net worth held in the trust, which must remain in effect for the duration of the trust.

f.                               Ecatepec — Pirámides and Armería — Manzanillo

On May 29, 2003, the Irrevocable Trust Agreement No. F/10237 for the issuance of security certificates (ARMEC 03U) was signed. This agreement was signed by PAPSA and PACSA, holders of concession rights for the Ecatepec — Pirámides and Armería Manzanillo highways, both as trustor and BANCOMEXT as trustee.

PAPSA and PACSA transferred to the BANCOMEXT Trust 10237, rights to all their collection fees, collection rights subsequent to the termination of the concession, government compensation, and any other right or assets with respect to Armería — Manzanillo and Ecatepec — Pirámides highways.

The Trust was established to issue secured certificates guaranteed by highway tolls. The BANCOMEXT Trust 10237 uses the toll collections after the payment of the VAT, ISR and IETU, operating expenses and maintenance costs, in order to create a new reserve account for the benefit of the security certificate holders. Once payment of the security certificates is assured, the right to receive toll income during the remaining term of the concession, together with any balance of reserve accounts will be to the benefit of PAPSA and PACSA.

The security certificates are guaranteed by an insurance policy which guarantees the holders of the debt instruments the payment of principal and interest on each payment date under the certificate’s terms.

On May 18, 2010, PAPSA and CEPSA prepaid the security certificates, which had an original maturity in 2015, for $600,621.

18.                     Employee benefits

Net period cost for obligations resulting from the pension plan and seniority premiums was $755, $1,599, $1,142 and $1,079 in 2011, 2010, 2009 and 2008, respectively. Other disclosures required by financial reporting standards are not considered material.

19.                     Reserve for major maintenance

	2011
	Initial		Used	Final
	balance	Additions	reserve	balance

Reserve for major maintenance	$47,049	$101,990	$(47,049)	$101,990

	2010
	Initial		Used	Final
	balance	Additions	reserve	balance

Reserve for major maintenance	$38,324	$47,049	$(38,324)	$47,049

	2009
	Initial		Used	Final
	balance	Additions	reserve	balance

Reserve for major maintenance	$28,031	$38,324	$(28,031)	$38,324

	2008
	Initial		Used	Final
	balance	Additions	reserve	balance

Reserve for major maintenance	$—	$28,031	$—	$28,031

20.                     Stockholders’ equity

a.                             Common stock at par value as of December 31, is as follows:

	Number of shares				Amount
	2011	2010	2009	2008	2011	2010	2009	2008
Fixed capital Series A	360,627,323	362,726,355	372,916,355	377,507,665	$682,855	$686,828	$706,125	$714,819

Common stock consists of nominative shares without par value and free subscription. Variable capital may be increased without limitation.

b.                            Retained earnings include the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. As of December 31, 2011, 2010, 2009 and 2008, the Company has not created such reserve.

c.                             Stockholders’ equity, except for restated paid-in capital and tax retained earnings will be subject to ISR payable by the Company at the rate in effect upon distribution. Any tax paid on such distribution maybe credited against annual and estimated ISR of the year in which the tax on dividends is paid and the following two fiscal years.

d.                            At a Stockholders’ Ordinary General Meeting held on April 23, 2011, the stockholders approved an increase in the reserve for the repurchase of stock of $691,907, which represents the maximum amount of resources available to the Company to repurchase shares representing its own capital.

e.                             At a Stockholders’ Ordinary General Meeting held on April 21, 2010, the stockholders approved an increase in the reserve for the repurchase of stock of $613,092, which represents the maximum amount of resources available to the Company to repurchase shares representing its own capital.

f.                               At a Stockholders’ Ordinary General Meeting held on April 30, 2009, the stockholders approved the application of retained earnings of up to $517,748 to the stock repurchase fund, which represents the maximum amount of resources available to the Company to repurchase shares representing its own capital.

g.                            At a Stockholders’ Ordinary General Meeting held on April 30, 2009, the stockholders approved the application of accumulated losses in the amount of $377,301 against the share subscription premium account.

Repurchase of shares - In accordance with the Mexican Securities Market Law and the Singular Circular governing public companies listed on the Mexican Securities Exchange, the Company may repurchase its own shares in the market, debiting capital stock or other equity accounts.

During 2011, 2010, 2009 and 2008, the Company repurchased 1,962,600, 2,099,032, 10,190,000 and 4,591,300 shares, respectively.

21.                    Foreign currency balances and transactions

a.                             As of December 31 the foreign currency monetary position is as follows:

	2011	2010	2009	2008

U.S. dollars:
Monetary assets	34,558	33,595	35,394	$20,190
Monetary liabilities	(686)	(683)	(1,492)	(803)

Net monetary asset position	33,872	32,912	33,902	19,387

Equivalent in Mexican pesos	$473,487	$407,506	$442,207	$267,032

b.                            Transactions denominated in foreign currency were as follows:

	2011	2010	2009	2008
	(In thousands of US dollars)

Import purchases	2,251	3,678	8,396	3,012

c.                             Mexican peso exchange rates in effect at the dates of the consolidated balance sheets and at the date of the related independent auditors’ report were as follows:

		December 31,			March 29,
	2011	2010	2009	2008	2011

U.S. dollar	$13.9787	$12.3817	$13.0437	$13.7738	$12.8039

d.                            The UDI values in pesos at the dates of the consolidated balance sheets and at the date of the related independent auditors’ report were as follows:

		December 31,			March 29,
	2011	2010	2009	2008	2011

UDI	$4.691316	$4.526308	4.340116	$4.184316	$4.759499

22.                     Transactions and balances with related parties

a.                             Transactions with related parties, carried out in the ordinary course of business, were as follows:

	2011	2010	2009	2008

Revenues:
Interest income	$8,372	$9,179	$9,384	$3,337
Operation and maintenance of highways	$—	$—	$10,528	$5,005
Other income from services	$140	$131	$780	$795

b.                            Balances due from related parties are as follows:

	2011	2010	2009	2008

Current-
Concesionaria Purépecha, S. A. de C. V.	$—	$—	$663	$—
Caminos Concesionados de Peajes de Morelos, S. A. de C. V.	—	—	60	60
Grupo Concesionario Metropolitano, S. A. de C. V.	—	—	48	48
Compañía de Agua del Valle, S. A. de C. V.	—	—	22	22
Compañía Nacional de Concesiones, S. A. de C. V.	—	—	22	22
Operadora de Carreteras, S. A. de C. V.	—	—	—	580

	$—	$—	$815	$732
Long - term-
Concesionaria Purépecha, S. A. de C. V. (1)	$254,421	$243,243	$229,552	$213,311

(1)                       Long-term notes receivable earn interest at the 28-day Mexican Interbank Equilibrium Offered rate plus three percentage points (7.82%, 7.91%, 7.94% and 11.72% as of December 31, 2011, 2010, 2009 and 2008, respectively), maturing January 31, 2017.

23.                     Income taxes

The Company is subject to ISR and IETU.

The ISR rate is 30% for 2011 and 2010; it will be 30% for 2012, 2012 and was 28% in 2009 and 2008, it will be 29% for 2013 and 28% for 2014 and thereafter.

IETU - Revenues, as well as deductions and certain tax credits, are determined based on cash flows of each fiscal year.  Beginning in 2010, the IETU rate is 17.5% and it was 17% in 2009 and 16.5% in 2008.  The IMPAC Law was repealed upon enactment of the IETU Law; however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid for the first time, may be recovered, according to the terms of the law.

Income tax incurred will be the higher of ISR and IETU.

Based on its financial projections and according to INIF 8, Effects of the Business Flat Tax, the Company determined that it will basically pay only ISR.  Therefore, it only recognizes deferred ISR. While certain subsidiaries incurred IETU during the year, this situation is circumstantial.

a.                             Income taxes expense are as follows:

	2011	2010	2009	2008

ISR:
Current tax expense	$203,041	$158,576	$85,252	$103,550
Deferred tax expense (benefit)	135,877	7,924	(66,123)	(331,382)
IETU:
Current tax	124,665	83,322	142,742	81,944

	$463,583	$249,822	$161,871	$(145,888)

b.                            The reconciliation of the statutory and effective ISR rates expressed as a percentage of income before income taxes for the year ended December 31, 2011, 2010, 2009 and 2008 is as follows.

	2011	2010	2009	2008

Statutory rate	30%	30%	28%	28%

Add the effect of permanent differences, mainly nondeductible expenses	1	1	1	13

Add (deduct) - effects of inflation	(3)	(3)	(8)	(9)

Effect of current IETU	8	6	18	9

Estimated valuation of recoverable asset tax and the reserve for tax loss carryforwards	4	(2)	(9)	—

Effect of losses on sale of shares amortized against ordinary taxable profit	—	—	—	(79)

Others	(8)	(6)	(9)	—

Effective rate	32%	26%	21%	(38)%

c.                             The main items originating a deferred ISR asset are:

	2011	2010	2009	2008

Deferred ISR asset:
Effect of tax loss carryforwards	$2,275,446	$2,245,017	$2,477,548	$2,237,541

Advances from customers	1,127	11,295	5,279	1,662
Reserve for major maintenance	30,151	14,114	10,500	7,840
Other — Net	97,334	76,466	49,441	42,308
Deferred ISR asset	2,404,058	2,346,892	2,542,768	2,289,351

	2011	2010	2009	2008
Deferred ISR liability:
Real estate, land held for mineral deposits, machinery and equipment	(127,652)	(149,544)	(160,570)	(152,735)
Investment in concessions	(536,645)	(466,023)	(396,489)	(444,289)
Advance payments	(44,685)	(20,266)	(12,770)	(3,694)
Deferred ISR liability	(708,982)	(635,833)	(569,829)	(600,718)

Recoverable tax on assets paid	59,172	64,028	78,050	78,050
Valuation allowance on tax loss carryforwards	(1,420,333)	(1,264,739)	(1,565,843)	(1,335,295)
Valuation allowance for deferred ISR asset	—	(40,556)	(7,430)	(19,795)
	(1,361,161)	(1,241,267)	(1,495,223)	1,277,040

Net deferred ISR asset	$333,915	$469,792	$477,716	$411,593

d.                            The benefits of restated tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset has been partially recognized, can be recovered subject to certain conditions. In the case of the concessionaires, according to the Omnibus Tax Ruling in effect since 1994, tax loss carryforwards do not expire until the end of the concession. Restated amounts as of December 31, 2011 and expiration dates are:

Year of	Tax Loss	Recoverable
Expiration	Carryforwards	IMPAC

2012	$335,023	$7,599
2013	1,162,833	9,078
2014	5,038,769	9,981
2015	111,661	7,376
2016	18,995	8,455
2017	158,627	11,114
2018	188,366	5,569
2019	71,087	—
2020	309,917	—
2021	341,393	—
2023	272,132	—
2036	55,557	—
2050	60,989	—

	$8,125,349	$59,172

24.                     Commitments

a.                             The Company is obligated to pay the Mexican Federal Government and state governments, as consideration for the use and operation of the concessioned highways, an amount equal to between 0.5% and 1.5% of the revenues that it earns annually.

b.                            The Company has a series of obligations derived from the concessioned titles for which, in the instance of noncompliance, the concession titles may be revoked by the authorities.

c.                             On March 31, 2009, the Company and the Mexican Federal Government, through SCT, executed a third amendment agreement to the Ecatepec — Pirámides concession, which grants the Company the right to construct, operate, use, conserve and maintain a new stretch of highway called Ecatepec - Peñón, as an extension to the stretch of highway Ecatepec — Pirámides that links with the Peñón — Texcoco highway, which is a concession granted to Concesionaria Pac, S. A. C. V., related party. The estimated investment for this section is $772,497 in accordance with the final design approved by the Mexican Federal Government, plus $278,000 for award costs incurred. The concession period is 30 years from January 25, 1991. Currently the Company is awaiting the release of the environmental impact assessment and of the rights-of-way to access the highway, which upon the completion of these activities, it will be able to begin construction of the highway.

25.                     Contingencies

a.                             The Company is engaged in certain lawsuits resulting from normal business activities for $36,978, $27,347, $12,255 and $27,385, as of December 31, 2011, 2010, 2009 and 2008. According to its legal advisors, Company management considers that the majority these lawsuits will be resolved in favor of the Company and therefore will not have a material, adverse effect on the consolidated financial position of the Company or on the results of its operations. Consequently, the Company has recorded a liability as of December 31, 2011 of $7,395, which management considers sufficient to cover existing contingencies.

b.                            The Company is in the process of terminating its reporting obligations to the Securities and Exchange Commission (“SEC”) in the United States of America.  In 2000, the Company ceased publicly trading its securities on the New York Stock Exchange.  At that time, management, acting under the belief that its reporting obligations with the SEC had been suspended, discontinued filing and furnishing report to the SEC.  The Company is currently in the process of determining its requirements to make itself current with its reporting obligations and subsequently terminate such reporting obligations with the SEC.  The Company’s management does not consider that there are significant costs or contingencies that it will incur during this process.

c.                             The Company carries out operations with related parties. Therefore, certain tax differences may arise if the tax authorities consider that the amounts used by the Company in such transactions are not similar to those used with or between independent parties in comparable transactions.

d.                            With respect to the lawsuit described on Note 2 between MGA and the Operating Board of the Municipal Agency for Potable Water, Drains and Sanitation of Navojoa, Sonora, management of the Company expects to receive $50,000 for damages and lost profits as a result of the time elapsed without having complied with the execution of the complaint appeal.

e.                             Experconstructores Zacatecana, S. A. de C. V. (formerly Triturados Basálticos y Derivados, S. A. de C. V.) is involved in an ordinary civil lawsuit filed by Proyectos y Cimentaciones Tacana, S. A. de C. V. (TACANA) before the First District Court for Civil Matters dated April 6, 2001, in which the contingency is approximately $60,024 as of December 31, 2011. However, having entered into a commercial bankruptcy proceeding through a judgment issued on March 22, 2002, Experconstructores Zacatecana believes that the amounts owed to TACANA were generated prior to the bankruptcy proceeding.  Accordingly, Experconstructores Zacatecana believes that payments of the amounts should be subject to the bankruptcy proceeding, and more specifically to the conciliation agreement entered into by Experconstructores Zacatecana with its creditors, in order to finalize its bankruptcy proceeding.  The conciliation agreement was approved by the courts on December 18, 2003.

This agreement stipulated a bankruptcy payment of 5.41% for the total of all bankruptcy creditors (common creditors).  Experconstructores Zacatecana does not believe that the claim filed by TACANA should contravene the conciliation agreement, which would ultimately be to the detriment of the total of all bankruptcy creditors. These arguments were made in the lawsuit and will be reviewed in terms of court relief (appeal) by the Appeals Court against the last enforcement order from any lawsuit which TACANA might bring in the future.  This ruling was made by the Appeals Courts in the appeals lawsuits filed by TBD.  In addition, as of December 31, 2011, $49,454 is held in restricted trust funds to cover this lawsuit.

f.                               The Company filed an annulment against a tax claim, in order to fully apply tax losses stemming from the sale of shares and other securities against ordinary accruable income for purposes of determining the Company’s annual income tax. The action for annulment was filed on June 22, 2006. On February 10, 2009, a trial-level verdict was obtained in favor of the Company, and on September 21, 2009, a final verdict was obtained which confirms that the tax losses generated by the sale of shares and other securities for $5,704,000 can be amortized against the Company’s ordinary accruable income beginning from the year 2004. The Company applied approximately $1,080,851 of these tax losses against ordinary taxable income for 2008. A valuation reserve was established for the remaining losses, which has been increased or decreased since 2008 depending on the Company’s projections for their ultimate recovery.

26.                     Business segment information

Operating segment information is presented based on management’s focus on performance and resource allocation, which is based on the services offered by the Company.

a.                             Analytical information by operating segment:

2011	Concession	Construction	Plants	Total

Revenues	$3,856,056	$505,691	$646,069	$5,007,816
Revenues inter-companies and others	421,882	142,541	154,643	719,066
Consolidated net revenues	$3,434,174	$363,150	$491,426	$4,288,750
Gross profit	$2,282,673	$56,735	$144,106	$2,483,514

Operating income	$2,276,528	$53,013	$128,971	$2,458,512

Interest expense	$950,176	$275,891	$85	$1,226,152

Interest income	$(157,688)	$(38,843)	$(9,256)	$(205,787)

Income taxes	$400,321,	$32,158	$31,104	$463,583

Discontinued operations	$(1,741)	$—	$—	$(1,741)

Total assets	$10,032,985	$3,970,467	$1,488,603	$15,492,055

Acquisitions of fixed assets	$27,164	$5,911	$3,585	$36,660

Investment in associated companies	$89,027	$—	$—	$89,027

Depreciation and amortization	$307,265	$16,198	$36,899	$360,362

Total liabilities	$8,557,354	$2,659,175	$161,062	$11,377,591

2010	Concession	Construction	Plants	Total

Revenues	$3,495,071	$429,137	$646,624	$4,570,832
Revenues inter-companies and others	(369,779)	(172,027)	(147,505)	(689,311)
Consolidated net revenues	$3,125,292	$257,110	$499,119	$3,881,521
Gross profit	$1,868,735	$65,921	$161,272	$2,095,928

Operating income	$1,858,730	$61,342	$145,259	$2,065,331

Interest expense	$1,018,758	$286,825	$569	$1,306,152

Interest income	$(159,557)	$(90,722)	$(10,153)	$(260,432)

Income taxes	$274,337	$(33,886)	$9,371	$249,822

Discontinued operations	$(2,096)	$—	$—	$(2,096)

Total assets	$9,973,765	$3,599,234	$1,397,046	$14,970,045

Acquisition of fixed assets	$61,451	$235	$24,286	$85,972

Investment in associated companies	$100,439	$—	$—	$100,439

Depreciation and amortization	$399,237	$5,467	$42,851	$447,555

Total liabilities	$8,348,833	$3,008,642	$216,911	$11,574,386

2009	Concession	Construction	Plants	Total

Revenues	$3,035,486	$400,696	$402,794	$3,838,976
Revenues inter-companies and others	(343,026)	(80,603)	18,950	(404,679)
Consolidated net revenues	$2,692,460	$320,093	$421,744	$3,434,297
Gross profit	$1,653,599	$(2,412)	$136,248	$1,787,435

Operating income	$1,659,775	$(21,680)	$109,933	$1,748,028

Interest expense	$1,153,593	$275,354	$1,381	$1,430,328

Interest income	$(422,783)	$(81,356)	$(10,067)	$(514,206)

Income taxes	$247,923	$(92,538)	$6,486	$161,871

Discontinued operations	$(1,752)	$(5,908)	$—	$(7,660)

Total assets	$9,502,554	$4,016,207	$1,307,073	$14,825,834

Acquisition of fixed assets	$33,575	$2,534	$117,068	$153,177

Investment in associated companies	$18,853	$86,207	$—	$105,060

Depreciation and amortization	$365,915	$2,478	$44,025	$412,418

Total liabilities	$9,139,868	$2,762,272	$163,912	$12,066,052

2008	Concession	Construction	Plants	Total

Revenues	$2,940,689	$580,309	$642,213	$4,163,211
Revenues inter-companies and others	(357,549)	(143,988)	(112,830)	(614,367)
Consolidated net revenues	$2,583,140	$436,321	$529,383	$3,548,844
Gross profit	$1,547,291	$90,957	$107,869	$1,746,117

Operating income	$1,547,904	$69,017	$87,203	$1,704,124

Interest expense	$1,506,031	$331,933	$255	$1,838,219

Interest income	$(291,792)	$(99,254)	$(15,197)	$(406,243)

Income taxes	$37,206	$(209,758)	$26,664	$145,888

Discontinued operations	$(977)	$(6,068)	$—	$(7,045)

Total assets	$8,466,347	$4,400,125	$1,360,124	$14,226,596

Acquisition of fixed assets	$98,823	$468,832	$460,276	$567,655

Investment in associated companies	$3,562	$104,440	$—	$108,002

Depreciation and amortization	$359,035	$2,885	$20,605	$382,525

Total liabilities	$9,034,618	$2,732,703	$123,889	$11,891,210

The basis of recognition of assets, liabilities and income allocated to each operating segment is the same basis of the Company’s significant accounting policies as described in Note 4 to the consolidated financial statements.

27.                    Effects of adopting International Financial Reporting Standards

The National Banking and Securities Commission (CNBV) requires certain entities that disclose their financial information to the public through the Mexican Stock Exchange, that beginning in 2012, to prepare and disclose their financial information according to International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB).

The consolidated financial statements for the year ending December 31, 2012 to be issued by the Company will be its first annual financial statements that comply with IFRS. The transition date is January 1, 2011 and, therefore, the year ended December 31, 2011 will be the comparative period established by IFRS 1, First-Time Adoption of International Financial Reporting Standards. According to IFRS 1, the Company will apply the relevant mandatory exceptions and certain optional exemptions to the retroactive application of IFRS, as follows.

Calculation of estimates - Estimates at the date of transition should be consistent with estimates at the same date under Mexican Financial Reporting Standards (MFRS), unless there is evidence of error in these estimates.

Cancellation and transfer of financial assets and liabilities - Financial assets and liabilities that were cancelled prior to January 1, 2004 are not recognized, unless:

•                                The Company elects to recognize them; and

•                                The information required to apply the criteria for the cancellation of financial assets and liabilities according to IFRS has been gathered at the time of the initial recording of transactions.

Non-controlling interests - Certain requirements to recognize and present non-controlling interests will be applied prospectively as of the date of transition.

The Company chose the following optional exemptions to the retroactive application of IFRS:

Service concession contracts - IFRIC 12 was applied prospectively from the transition date from 2008. This option was chosen because it was not practical for the Company to apply the rule retroactively.

Employee benefits -The employee benefits exemption will be applied; therefore, all cumulative actuarial gains (losses) as of the date of transition will be recognized.

Business combinations -The business combinations exemption will be applied; therefore, no modifications have been made to the accounting effects of business combinations that took place before the date of transition.

Below is a summary of the main differences the Company has identified in its transition from NIFs to IFRS as of the date of these consolidated financial statements, as well as an estimate of their most significant effects:

Effects of inflation - According to IFRS, inflationary effects are recognized in the financial statements when the economy of the currency in which the Company’s transactions are recorded is considered hyperinflationary. The Mexican economy ceased to be hyperinflationary in 1999 and, as a result, the inflationary effects recognized by the Company through December 31, 2007 under NIFs were reversed, representing a decrease in retained earnings of approximately $270 million, as of the date of transition. Their impact on the statement of income for 2011 is not significant.

Land held for mineral deposits - The Company has land held for mineral deposits, which such mineral deposits were revalued by appraisal and restated for the effects of inflation by applying factors derived from the NCPI through December 31, 2007. Under IFRS, the value of the mineral deposits are recorded at the lower of cost or net realizable value. The effect represents a decrease in retained earnings of approximately $430 million.

Amortization of issuance costs - IFRS requires that debt issuance costs are amortized using the effective interest method.  Under MRFS, the Company amortized these costs based on the outstanding value of the related debt. The effective interest method calculates the amortized cost using the discount rate that equates the cash flows payable estimated over the expected life of the debt to the value of the financial liability. To calculate the effective interest rate, an entity should estimate cash flows considering all contractual terms of debt and will include all fees, transaction costs and premiums or discounts. The effect represents a decrease in retained earnings of approximately $72 million. Additionally, under IFRS, debt issuance costs should be presented net of debt, resulting in a reclassification of approximately $1,400 billion of assets to liabilities.

Employee benefits - According to IFRS, the severance payment provision is not recognized until the Company is capable of evidencing its commitment to end the relationship with the employee or has made him/her an offer to encourage voluntary retirement. As severance paid by the Company does not comply with those requirements, the liability recognized under MFRS was eliminated.  Such amount is not considered material.

Deferred taxes - Deferred taxes were recalculated using the carrying values of assets and liabilities as adjusted according to IFRS, which resulted in a reduction in retained earnings of approximately $196 million, as of the date of transition.

Reclassification of trust funds - The Company presents funds held in trusts designated for payment under its assigned collection rights net of such debt obligations.  Under IFRS, such offsetting is not permitted, for which a reclassification was made for approximately $259 million.

Reclassification of short-term interest payable - The Company made a reclassification of accrued interest payable from long-term to short-term for about $190 million.

Reclassification of other expenses - The Company will present a statement of comprehensive income which will include a subtotal of operating income. Within operating income, the Company will include the total of other expenses of approximately $30 million for the year ended December 31, 2011.

Other differences in presentation and disclosures in the financial statements - IFRS disclosure requirements are, generally, wider in scope than those of MFRS.  This may result in a larger number of disclosures regarding accounting policies, significant judgments and estimates, financial instruments and risk management, among others. In addition, there may be differences in presentation, for example, IFRS require a statement of comprehensive income that is not required under MFRS.

The information contained in this Note has been prepared in accordance with the standards and interpretations issued and in effect, or issued and adopted in advance of the date of preparation of these consolidated financial statements. Standards and interpretations that will be applicable as of December 31, 2012, including those that may be applied optionally, are not known with certainty at the time of preparation of the consolidated financial statements as of December 31, 2011, 2010, 2009 and 2008.  In addition, the accounting policies selected by the Company could be modified as a consequence of changes in the economic environment or industry trends that occur after the issuance of these consolidated financial statements. The information contained in this Note is not intended to comply with IFRS, as only a group of financial statements that includes the statements of financial position, comprehensive income, changes in stockholders’ equity and cash flows, along with comparative information and explanatory notes, can provide an appropriate presentation of the financial position of the Company, the result of its operations and its cash flows in accordance with IFRS.

28.                     Differences between MFRS and accounting principles generally accepted in the United States of America

The Company’s consolidated financial statements at and for the years ended December 31, 2011, 2010, 2009 and 2008 are prepared in accordance with MFRS, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Through December 31, 2007, Mexican GAAP required the comprehensive recognition of the effects of inflation on financial information, which was applied by the Company using a constant currency approach.  Accounting for the effects of inflation represented a comprehensive measure of the effects of price level changes in the Mexican economy during a time in which the country experienced high levels of inflation.  Inclusion of the effects of inflation was considered a more meaningful presentation during those years than the historical-cost approach generally required by U.S. GAAP.  Accordingly, the Company has relied on the accommodation available to it by the U.S. Securities and Exchange Commission (“SEC”) to retain the effects of price level changes recognized through December 31, 2007 on its consolidated financial information in the accompanying reconciliations of consolidated stockholders’ equity and net income.

Beginning January 1, 2008, the Company discontinued the recognition of the effects of inflation under MFRS, since Mexico is no longer considered an inflationary environment.  Inflationary effects included in the accompanying reconciliations to U.S. GAAP of consolidated net income and stockholders’ equity relates solely to foreign-sourced fixed assets, as discussed further in Note (iv) below.

The principal differences between MFRS and U.S. GAAP and their effects on consolidated net income for the years ended December 31, 2011, 2010, 2009 and 2008 and on consolidated stockholders’ equity as of such dates, are presented below with an explanation of such adjustments:

	For the years ended December 31,
	2011	2010	2009	2008
Reconciliation of consolidated net income
Consolidated net income under MFRS	$1,005,202	$701,814	$618,639	$523,720
U.S. GAAP adjustments:
(i) Recognition of gross profit on investment in concessions	—	—	(6,138)	(12,374)
(i) Amortization related to recognition of gross profit on investment in concessions	14,224	18,194	18,533	23,237
(ii) Amortization of debt issuance costs	88,585	(2,278)	(350,790)	120,092
(iii) Depreciation effects of specific indexation on foreign-sourced fixed assets	(9)	(2,779)	(3,410)	(1,940)
(iv) Amortization of land held for mineral deposits	3,795	5,012	4,179	(58)
(v) Labor obligations	132	298	1,507	676
Total U.S. GAAP adjustments before effects of deferred income taxes	106,727	18,448	(336,119)	129,633
(vi) Deferred income taxes	(4,599)	(131,346)	94,113	(36,297)
Total U.S. GAAP adjustments	102,128	(112,899)	(242,005)	93,336
Net income according to U.S. GAAP	$1,107,330	$588,915	$376,634	$617,056

Reconciliation of total stockholders’ equity
Total stockholders’ equity under MFRS	$4,114,464	$3,395,659	$2,759,782	$2,335,386
U.S. GAAP adjustments:
(i) Recognition of gross profit on investment in concessions	(337,910)	(337,910)	(337,910)	(331,772)
(i) Accumulated amortization related to recognition of gross profit on investment in concessions	141,598	127,374	109,180	90,648
(ii) Debt issuance costs	(230,091)	(318,676)	(316,398)	34,392
(iii) Effect of specific indexation on foreign-sourced fixed assets	81,047	81,047	81,047	81,047
(iii) Accumulated depreciation effects from specific indexation on foreign-sourced fixed assets	(39,745)	(39,737)	(36,958)	(33,548)
(iv) Reversal of land held for mineral deposits	(437,757)	(437,757)	(437,757)	(437,757)
(iv) Accumulated amortization of mineral deposits	14,792	10,997	5,985	1,806
(v) Labor obligations	841	709	411	(1,096)
Total U.S. GAAP adjustments before the effects of deferred income taxes	(807,225)	(913,953)	(932,400)	(596,281)
(vi) Deferred income taxes	125,127	129,726	261,072	166,959
Total U.S. GAAP adjustments	(682,098)	(784,226)	(671,328)	(429,323)
Total stockholders’ equity under U.S. GAAP	$3,432,366	$2,611,433	$2,088,454	$1,906,063

(i)                          Recognition of gross profit on investment in concessions

Under MFRS, the Company accounts for its investments in concessions as long-term intangible assets.  Concession accounting under MFRS requires the Company to recognize revenues for construction services performed during the construction phase of the concessions or for subsequent upgrades to the concession assets.  These construction revenues form part of the cost of the intangible asset.  Thus, the value of intangible assets related to concessions include profit margin from construction and upgrade services.

Under U.S. GAAP, the Company also accounts for its concession rights as long-term assets.  The value of the long-term asset is also represented by amounts incurred either to acquire the right to operate the concession or to construct or improve the concession assets.  However, U.S. GAAP does not explicitly allow the value of the long-term asset to include construction margin earned during the performance of construction services.  Accordingly, construction profit margin recognized within the intangible asset under MFRS has been reversed in the accompanying reconciliations of consolidated net income and stockholders’ equity to U.S. GAAP, along with the related amortization of such amounts during the periods presented.

(ii)                      Debt issuance costs

Under MFRS, debt issuance costs incurred on the issuance of security certificates are capitalized and amortized based on the outstanding balances of debt.

U.S. GAAP requires amortization of debt issuance costs using the effective interest method.  The adjustments in the accompanying reconciliations to consolidated net income and stockholders’ equity represents the difference in the amortization methods.  Significant variances occur in the adjustments each year given that payments made under the security certificates are not based on fixed amortization schedules but rather are determined based on the related tolls received that securitize each security certificate.

Additionally, in 2009, as discussed in Note 2i, during 2009, the Company issued a new series of subordinated securitized certificates related to the Mexico-Toluca highway.  The proceeds from this issuance were used to pay down existing debt at that time.  Under U.S. GAAP, as the terms of the prior and new debt were substantially different, the settlement is accounted for as an extinguishment.  Accordingly, all costs capitalized and paid with respect to the prior debt are required to be expensed in the year of the extinguishment.  Costs incurred with respect to the previous debt comprise a prepayment premium of $377,492 paid to the creditor; no other issuance costs were incurred with respect to the previous debt.  MFRS permitted capitalization of the prepayment premium and its subsequent amortization, for which reason it affects the accompanying reconciliations of consolidated net income and stockholders’ equity for 2009 through 2011.

(iii)                  Specific indexation on foreign-sourced fixed assets

Notwithstanding the accommodation provided by the SEC with respect to maintaining price level changes in financial information for entities that operate in inflationary environments, as discussed in the introduction to this footnote, during the time in which the Company recognized the effects of inflation, it restated the cost of equipment of non-Mexican origin for inflation using the Modified Fifth Amendment allowed by MFRS.  This approach utilizes the inflation index of the country of origin, applied to the historical cost of the asset in the foreign currency, subsequently translated to Mexican pesos using the exchange rate in effect at the most recent balance sheet date.  This approach is not an acceptable approach under the aforementioned SEC accommodation.

Accordingly, the accompanying reconciliations of consolidated net income and stockholders’ equity to U.S. GAAP reflect adjustments to index foreign-sourced machinery and equipment using the Mexican Consumer Price Index (“NCPI”), as permitted by the SEC accommodation, as well as the recalculation of the related depreciation expense.

(iv)                    Land held for mineral deposits

Under MFRS, the original acquisition cost of land held for mineral deposits was subsequently increased to reflect the fair value of the future mineral deposits the Company expected to extract from such land, as determined by an appraisal. Extracted mineral deposits from the land are then amortized to inventory at a value based on cubic meters extracted.

U.S. GAAP requires the land to be recorded at its acquisition cost.  Subsequent increase in value to fair value based on appraisals is not permitted.  Accordingly, the adjustments in the accompanying reconciliations of consolidated net income and stockholders’ equity to U.S. GAAP reflect the reversal of the value in excess of cost recognized under MFRS and the related subsequent amortization.

(v)                        Labor obligations

This adjustment is principally comprised of immaterial differences related to the Company’s employee labor obligations from seniority premiums, pension plans and severance payments.  While the measurement principle is the same under both MFRS and U.S. GAAP, minor differences exist with respect to the Company principally related to (i) recognition of the fully underfunded or overfunded of labor obligations under defined benefit plans, through other comprehensive income, under U.S. GAAP and (ii) effective dates of adoption of actuarial accounting and changes to the Company’s employee benefit plans.

Additional disclosures required by U.S. GAAP, including the effects in other comprehensive income, as this is the only item of other comprehensive income generated by the Company’s operations, are not deemed material.

(vi)                    Deferred income taxes

The accounting for deferred income taxes under MFRS is similar to that under U.S. GAAP, both requiring recognition of temporary differences stemming from the comparison of the accounting and tax bases of assets and liabilities.  The adjustments for deferred income taxes included in the accompanying reconciliations of consolidated net income and stockholders’ equity thus mainly result from the differences in the value of assets and liabilities for accounting purposes under U.S. GAAP as a result of the aforementioned differences in accounting between MFRS and U.S. GAAP.

Additionally, as discussed in Note 4, the Company is subject to both ISR and IETU.  The Company has determined that it is principally subject to ISR, though certain subsidiaries have incurred IETU on a circumstantial basis.  Under those circumstances, MFRS permits the Company to recognize its deferred income taxes solely on the basis of ISR.

Under U.S. GAAP, when an entity’s projections alternate between payments of ISR and IETU, the entity must identify the circumstances causing IETU in certain years.  Depending on the nature of those circumstances, a “hybrid” calculation of deferred income taxes may be necessary.  A hybrid approach is comprised of an entity calculating its deferred income taxes based on the income tax it will be subject to in each year its temporary differences reverse, and results in a deferred income tax calculated using both ISR and IETU rates.  In the specific case of the Company, one of its subsidiaries is expected to pay IETU during certain of the subsequent years.  As a result of this situation, the Company will be unable to fully benefit from its existing tax loss carryforwards generated under ISR.  Accordingly, those losses are reserved for U.S. GAAP purposes, as part of the adjustment to the deferred income taxes in the accompanying reconciliation of consolidated net income and stockholders’ equity under U.S. GAAP.

Under MFRS, net deferred income tax assets are classified as long-term in the balance sheet; U.S. GAAP requires their classification as current or long-term based on the asset or liability to which the temporary difference relates.

A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP, as well as the composition of the net deferred income tax asset under U.S. GAAP are as follows:

Reconciliation of deferred income tax asset	2011	2010	2009	2008

Net deferred income tax asset under MFRS	$333,915	$469,792	$477,716	$411,593
(i) Recognition of gross profit on investment in concessions	54,967	58,950	64,044	67,515
(ii) Debt issuance costs	64,425	89,229	88,591	(9,630)
(iii) Specific indexation on foreign-sourced fixed assets	(11,564)	(11,567)	(12,345)	(13,300)
(iv) Reversal of land held for mineral deposits	118,430	119,493	120,896	122,066
(v) Labor obligations	(235)	(199)	(115)	307
(vi) Effect of deferred IETU	(100,896)	(126,181)	—	—
Total U.S. GAAP adjustments to net deferred income tax asset	125,127	129,726	261,072	166,959
Net deferred income tax asset under U.S. GAAP	$459,042	$599,518	$738,788	$578,552

Composition of deferred income tax asset (liability) under U.S. GAAP:
Deferred income tax liability, net - current:
Advances from customers	$1,127	$11,295	$5,279	$1,662
Prepaid expenses	(44,685)	(20,266)	(12,770)	(3,694)
Deferred income tax liability, net - current	(43,558)	(8,971)	(7,491)	(2,032)

Deferred income tax asset, net — long-term
Effect of tax loss carry forwards	2,275,446	2,245,017	2,477,548	2,237,541
Valuation allowance on tax loss carryforwards	(1,521,229)	(1,390,920)	(1,565,843)	(1,335,295)
Reserve for major maintenance	30,151	14,114	10,500	7,840
Others — Net	161,524	165,497	137,917	32,985
Real estate, land, held for mineral, deposits, machinery and equipment	(20,786)	(41,618)	(52,019)	(43,968)
Investment in concessions	(481,678)	(407,073)	(332,445)	(376,774)
	443,428	585,017	675,658	522,329
Recoverable tax on assets paid	59,172	64,028	78,050	78,050
Valuation allowance recoverable tax on assets	—	(40,556)	(7,430)	(19,795)
	59,172	23,472	70,620	58,255

Deferred income tax asset, net — long-term	$459,042	$599,518	$738,787	$578,552

Uncertain tax positions - U.S. GAAP provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an entity’s financial statements. A two-step approach with respect to recognition and measurement is required, wherein (i) a tax benefit is recognized if a position is more likely than not to be sustained upon examination by the tax authorities and (ii) the amount of the benefit is measured as the highest tax benefit that is greater than 50 percent likely to be realized.

During 2011, 2010 and 2009, the Company did not have any uncertain tax positions that would have resulted in unrecognized tax benefits to be recognized as a liability or disclosed under U.S. GAAP.  The open tax years subject to review by the tax authorities are 2007 to 2011.

(vii)              Other presentation and disclosure differences

(a)                    Restricted funds in trust as payment of security certificates - As discussed in Note 17, the Company maintains funds received from toll road collections in various trusts to cover the payment of its security certificates and the related interest payable.  Under MFRS, certain of these funds are presented net against the related security certificate.  Under U.S. GAAP, such amounts are presented separately as they are restricted in use.  Accordingly, as of December 31, 2011, 2010, 2009 and 2008, $ 269,586, $ 259,852, $ 275,014 and $ 239,254, respectively, of restricted funds offsetting assigned collection right obligations in the consolidated balance sheet would be presented within restricted funds, classified as current assets under U.S. GAAP.

Additionally, within the assigned collection right obligations presented in the consolidated balance sheet under MFRS, principal and interest of $ 266,166, $ 266,280, $ 306,516 and $ 568,777 as of December 31, 2011, 2010, 2009 and 2008, respectively, are classified as long-term liabilities.  Such amounts are classified as current liabilities under U.S. GAAP.

(b)                    Discontinued operations — The Company has presented certain of its operations as discontinued operations within its consolidated balance sheets and statements of income under MFRS.  Such operations do not meet the definition of assets held for sale or discontinued operations under U.S. GAAP.  The effects on gross assets, gross liabilities and total costs, as they would be reflected in the U.S. GAAP balance sheets and statements of income, are included in Note 16.

(c)                     Other expenses (income) — In the accompanying MFRS consolidated financial statements, other expenses of $21,620, $26,291, $26,875 and other income of $ 42,682, for the years ended December 31, 2011, 2010, 2009 and 2008, respectively, have been included within other expense (income) in the consolidated statements of income.  Such amounts refer to items such as PTU, certain rental payments, gains and losses on sales of fixed assets and minor impairments, among others, which are classified as operating expenses (income) under U.S. GAAP.

Additionally, in 2009, the Company cancelled $19,793 in parking lot assets upon resolution of a legal dispute, which such cancellation was recorded within other expenses in the consolidated statements of income under MFRS.  This forms part of operating expenses under U.S. GAAP.

(d)                    Fair value of financial instruments — Fair value under U.S. GAAP is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  U.S. GAAP establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  Entities are required to maximize the use of observable inputs when measuring assets and liabilities at their fair value.

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities; Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data; Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

U.S. GAAP also requires additional disclosures with respect to all assets and liabilities measured at fair value as well as for the fair value of financial assets and liabilities whose fair value is not recognized in the balance sheet.

The Company measures its trading investments at fair value; such values are disclosed in Note 5.  These investments fall within Level 2 of the fair value hierarchy.  Additionally, the Company holds securities under repurchase agreements in money markets, which are classified as held-to-maturity.  Despite their classification and recognition at amortized cost, given their short-term nature and the fact that the interest rates earned on such investments generally represent market rates at the time the instrument is purchased, their carrying values also approximate fair value and fall within Level 2 of the fair value hierarchy.  Carrying values of held-to-maturity investments are also disclosed in Note 5.

Other financial instruments recognized in the Company’s consolidated financial statements which are not recognized at their fair value include cash and cash equivalents, trust funds and restricted funds (which are generally invested in investments held for trading purposes), accounts and notes receivable from both third parties and related parties, trade accounts payable, accrued expenses, assigned collection rights and financial leasing obligations.  The carrying values of cash, cash equivalents, trust funds, restricted funds, accounts receivable, trade accounts payable, accrued expenses and financial leasing obligations approximate their fair values because of their nature and respective maturity dates or durations.  Additionally, based on the terms of the notes receivable from related parties in that it earns interest at a variable rate and that the credit risk of the debtor has not deteriorated significantly, the carrying value of such instrument also approximates its fair value.

The following table provides information related to the carrying value and estimated fair value of the Company’s assigned collection rights:

	2011		2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities:
Assigned collection rights, gross	$11,123,221	$12,541,520	$11,319,722	$12,287,963

	2009		2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial liabilities:
Assigned collection rights, gross	$11,991,235	$12,597,552	$11,687,764	$12,132,104

The fair value of assigned collection rights, gross, was determined based on a market approach, using quoted prices of the Company’s security certificates, adjusted as necessary for differences in volume and level of activity in the market when the market is not considered an active market,

(e)                     Earnings per share in accordance with U.S. GAAP — Basic earnings per share is calculated by dividing net income attributable to controlling interest under U.S. GAAP by the number of weighted average shares outstanding during the period.  The Company has not entered into any transactions that could result in potentially dilutive securities.  Basic earnings per share under U.S. GAAP for the years ended December 31, 2011, 2010, 2009 and 2008 were $2.79; $1.92, $1.65 and $1.36, respectively.

(f)                        Capitalization of premium in subscription of shares — During 2006 and 2009, the Company capitalized $ 12,373,625 and $ 377,301, respectively, of additional paid-in capital on the subscription of its shares against its accumulated deficit account.  This is permitted by MFRS as long as such capitalization is approved by the Company’s stockholders.  Under U.S. GAAP, deficit reclassifications of any nature are generally prohibited unless specific criteria, most predominantly related to a quasi-reorganization, are met, criteria which are not met by the Company.  Accordingly, retained earnings under U.S. GAAP as of December 31, 2006 and December 31, 2009 and thereafter, are reduced by $ 12,373,625 and $ 12,750,926, respectively.  The share subscription premium account is increased by an equal amount.

(g)                    Statement of cash flows — In its basic MFRS consolidated financial statements, the Company presents a statement of cash flows, similar to that required by U.S. GAAP, presenting only movements in cash.  Although the two standards are similar with respect to this statement, certain presentation differences exist, the most significant of which are as follows:

(i) interest paid is presented as a financing cash flow under MFRS while it is presented as an operating cash flow under U.S. GAAP, unless it is capitalized as part of long-lived assets, in which case it forms part of investing activities;

(ii) MFRS includes trust funds within its cash and cash equivalents balances.  The Company maintains its trust funds in investments held for trading purposes, for which U.S. GAAP requires the presentation of changes in those amounts within operating activities.

(iii) MFRS includes restricted trust funds within its cash and cash equivalents balances.  U.S. GAAP generally requires the presentation of deposits and withdrawals of restricted cash within investing activities.  However, the Company’s restricted funds are comprised of amounts received directly from its customers (toll collections received under securitized highway concessions) and are immediately restricted from use in its operations.  As the receipt of such amounts are presented as an operating cash inflow in the period the tolls are collected, presentation of the subsequent restriction of these amounts is also classified within operating activities in the U.S. GAAP cash flow statement, in order to present a net zero impact on operating cash flows of the receipt and immediate restriction of the cash received during the period.  Additionally, subsequent to their restriction, the Company invests the restricted funds in investments in securities held for trading purposes, which are presented within operating activities in U.S. GAAP.

Consolidated statements of cash flows for the years ended December 31, 2011, 2010, 2009 and 2008 prepared under U.S. GAAP, considering the adjustments in the reconciliations of consolidated net income and stockholders’ equity to U.S. GAAP, are as follows:

	2011	2010	2009	2008
Operating activities:
Net income	$1,107,330	$588,915	$376,634	$617,056
Adjustments to reconcile net cash provided by (used in) operating activities:
Depreciation and amortization	342,351	427,128	393,116	361,286
Amortization of debt issuance costs	(24,895)	110,002	461,604	2,430
Cancellation of investment in concession and loss on sale fixed assets	—	9,729	40,435	5,592
Fluctuation in the value of the investment units (UDIs)	337,869	423,960	411,047	637,787
Equity in results of associated companies	11,412	19,966	13,801	6,247
Changes in operating assets and liabilities:
Investment securities held for trading	(535,873)	139,498	(3,806)	(4,725)
Accounts receivable	439,106	(315,748)	219,803	(270,132)
Due from related parties	—	815	(83)	2,863
Inventories	(9,320)	(31,243)	(5,922)	11,630
Prepaid expenses	(63,638)	(15,508)	4,378	(20,384)
Real estate held for future use	889	(28,742)	(14,044)	—
Restricted funds	66,858	309,664	(239,492)	369,088
Trade accounts payable	(22,714)	23,402	(90,087)	(18,470)
Accrued expenses and taxes	109,157	284,080	(158,920)	(539,314)
Reserve for major maintenance	54,941	8,725	10,293	28,031
Other assets	1,501	1,610	7,540	40,843
Employee retirement obligations	673	500	406	403

Net cash provided by operating activities	1,815,647	1,956,753	1,426,702	1,230,231

Investing activities:
Due from related parties	(11,178)	(13,691)	(16,241)	(89,780)
Purchase of real estate, land held for mineral deposits, machinery and equipment	(36,660)	(85,972)	(153,177)	(570,345)
Proceeds from sales of real estate, machinery and equipment	27,382	660	6,977	400,424
Investments in concessions	(213,131)	(1,203,123)	(268,883)	(746,076)
Investments in associated companies	—	(15,345)	(10,859)	(13,662)
Investments in held-to-maturity securities	(654,778)	515,153	(66,228)	468,599
Other assets	(126,589)	(31,452)	10,463	37,446
Net cash used in investing activities	(1,014,954)	(833,770)	(497,948)	(513,394)

	2011	2010	2009	2008

Financing activities:
Proceeds from issuance of loans	—	—	481,193	—
Repayment of loans	(534,323)	(1,101,579)	(1,145,659)	(1,048,592)
Repayment of liabilities from financial leases	(1,783)	(1,257)	2,077	(22,917)
Repurchase of shares, net of stock placements	(94,073)	(65,937)	(196,209)	(99,968)
Noncontrolling interest	—	—	1,966	174,491
Capital reduction and disposal of shares in subsidiary	(192,324)	—	—	—
Net cash used in financing activities	(822,503)	(1,168,773)	(856,632)	(996,986)
Net (decrease) increase in cash and cash equivalents	(21,810)	(45,790)	72,122	(280,149)
Effects from changes in exchange rates on cash equivalents	55,550	(3,509)	(2,920)	—
Cash and cash equivalents at beginning of year	39,782	89,081	19,879	300,028

Cash and cash equivalents at end of year	$73,522	$39,782	$89,081	$19,879

(h)                     Schedule of valuation and qualifying accounts — The Company’s valuation accounts consist of an allowance for doubtful accounts and an allowance for obsolete inventories.  Movements in these valuation accounts for the years ended December 31, 2011, 2010, 2009 and 2008 were as follows:

Description	Balance at beginning of year	Additions charged to costs and expenses	Deductions	Balance at end of year

Allowance for doubtful accounts
2011	129,673		2,325	127,348
2010	138,207		8,534	129,673
2009	205,385		67,178	138,207
2008	250,636		45,251	205,385

Description	Balance at beginning of year	Additions charged to costs and expenses	Deductions	Balance at end of year

Allowance for obsolete inventory
2011	2,099		2	2,097
2010	2,751		652	2,099
2009	2,032	719		2,751
2008	2,032			2,032

29.                     Authorization to issue the consolidated financial statements

On March 29, 2012, March 25, 2011, March 31, 2010 and April 13, 2008 the issuance of the consolidated financial statements was authorized by Carlos Césarman Kolteniuk, Finance Director, consequently they do not reflect events that occurred after that date. These consolidated financial statements have been approved by the Company’s General Ordinary Stockholders’ Meeting.

* * * * * *

Promotora y Operadora de Infraestructura, S. A.B. de C. V. and subsidiaries

Unaudited Restated Consolidated Balance Sheets

As of December 31, 2007 and 2006

(In thousands of Mexican pesos)

	2007 (As restated; see Note 2c)	2006 (As restated; see Note 2c)
Assets
Current assets:
Cash and cash equivalents	$300,028	$410,601
Investment in securities	2,026,700	1,977,214
Trust funds	59,905	83,515
Restricted trust funds	933,781	1,042,224
Account and notes receivables, net	382,950	449,263
Due from related parties	3,585	3,466
Inventories, net	134,833	76,115
Prepaid expenses	36,038	52,955
Total current assets	3,877,820	4,095,353

Restricted trust funds	1,165,131	1,264,189

Notes due from related parties	123,531	—

Real estate held for future use	52,862	—

Real estate, land held for mineral deposits, machinery and equipment, net	1,126,722	1,164,197

Investment in concessions, net	6,021,232	5,612,391

Investment in shares of associated companies	100,587	3,962

Deferred income tax	7,818	77,173

Other assets, net	1,564,111	1,774,827

Assets from discontinued operations	67,714	120,039

Total assets	$14,107,528	$14,112,131

	2007 (As restated; see Note 2c)	2006 (As restated; see Note 2c)
Liabilities

Current liabilities:
Trade accounts payable	$169,976	$157,032
Accrued expenses and taxes payable	296,811	560,812
Total current liabilities	466,787	717,844

Long-term liabilities:
Employee retirement obligations	2,488	3,273
Financial leasing obligations	24,047	25,537
Assigned collection rights, net	11,877,063	12,529,954
Total liabilities	12,370,385	13,276,608

Stockholders’ equity

Contributed capital:
Nominal capital stock	719,772	700,278
Restatement for inflationary effects	1,302,193	1,302,193
Share subscription premium	377,301	—
	2,399,266	2,002,471
Earned capital:
Reserve for stock acquisition	259,523	259,523
Repurchased stock	(92,718)	(3,270)
Premium on stock placement	65,218	56,688
Accumulated deficit	(892,423)	(1,475,333)
	(660,400)	(1,162,392)

Controlling interest	1,738,866	840,079
Noncontrolling interest	(1,723)	(4,556)
Total stockholders’ equity	1,737,143	835,523

Total liabilities and stockholders’ equity	$14,107,528	$14,112,131

See accompanying notes to consolidated financial statements.

Promotora y Operadora de Infraestructura, S. A.B. de C. V.

and subsidiaries

Unaudited Restated Consolidated Statements of Income

For the years ended December 31, 2007 and 2006

(In thousands of Mexican pesos)

	2007 (As restated; see Note 2c)	2006 (As restated; see Note 2c)
Revenues:
Concessions	$2,329,332	$2,237,665
Materials for sale	312,376	390,059
Construction for engineering works	62,239	79,412
Construction for concessions	444,622	—
	3,148,569	2,707,136
Costs:
Concessions	936,806	987,608
Materials for sale	246,033	333,080
Construction for engineering works	51,400	67,959
Construction for concessions	443,826	—
	1,678,065	1,388,647

Gross profit	1,470,504	1,318,489
Operating expenses	51,655	136,524
Operating income	1,418,849	1,181,965

Other expenses (income), net	40,907	(41,724)

Comprehensive financing cost:
Interest expense	1,255,065	1,257,592
Interests income	(408,422)	(282,629)
Exchange loss (gain)	5,963	(9,271)
Monetary position gain	(265,218)	(269,996)
	587,388	695,696

Equity in results of associated companies	—	(535)
Income before income taxes and discontinued operations	790,554	528,528

Income tax expense	211,436	58,323

Income before discontinued operations	579,118	470,205
Discontinued operations	9,710	64,487
Consolidated net income	569,408	405,718

Controlling interest	569,858	423,116
Noncontrolling interest	(450)	(17,398)

Consolidated net income	$569,408	$405,718

Basic earnings per common share (in pesos)	1.50	1.10
Weighted average shares outstanding (in shares)	380,123,523	369,943,024

See accompanying notes to consolidated financial statements.

Promotora y Operadora de Infraestructura, S. A.B. de C. V.

and subsidiaries

Unaudited Restated Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2007 and 2006

(In thousands of Mexican pesos)

	Capital stock							Insufficiency in		Total
	Nominal	Restatement for inflationary effects	Share subscription premium	Reserve for stock acquisition	Repurchased stock	Premium on stock placement	Accumulated deficit	restated stockholders’ equity	Noncontrolling interest	stockholders’ equity

Balances as of January 1, 2006, as originally reported	$755,032	$1,302,193	$12,373,625	$328,927	$—	$—	$(11,858,252)	$(2,282,623)	$13,248	$632,150

Adjustments from previous years	—	—	—	—	—	—	(183,748)	—	—	(183,748)

Restated balances as of January 1, 2006	755,032	1,302,193	12,373,625	328,927	—	—	(12,042,000)	(2,282,623)	13,248	448,402

Reclassification of insufficiency in restated stockholders’ equity	—	—	—	—	—	—	(2,230,074)	2,230,074	—	—

Repurchase of shares	—	—	—	—	(213,720)	—	—	—	—	(213,720)

Stock placement	—	—	—	—	86,292	56,688	—	—	—	142,980

Capital reduction for retired shares	(54,754)	—	—	(69,404)	124,158	—	—	—	—	—

Application of losses in previous years	—	—	(12,373,625)	—	—	—	12,373,625	—	—	—

Comprehensive income for the year — as restated (see Note 2c)	—	—	—	—	—	—	423,116	52,549	(17,804)	457,861

Balance as of December 31, 2006 — as restated (see Note 2c)	$700,278	$1,302,193	$—	$259,523	$(3,270)	$56,688	$(1,475,333)	$—	$(4556)	$835,523

Repurchase of shares	$—	$—	$—	$—	$(172,124)	$—	$—	$—	$—	$(172,124)

Stock placement	—	—	—	—	82,676	8,530	—	—	—	91,206

Placement of unsubscribed treasury stock pursuant to the Article 56 of the Mexican Securities Law	19,494	—	377,301	—	—	—	—	—	—	396,795

Comprehensive income for excess in restated stockholders’ equity	—	—	—	—	—	—	13,052	(13,052)	—	—

Comprehensive income for the year — as restated (see Note 2c)	—	—	—	—	—	—	569,858	13,052	2,833	585,743

Balance as of December 31, 2007 — as restated (see Note 2c)	$719,772	$1,302,193	$377,301	$259,523	$(92,718)	$65,218	$(892,423)	$—	$1,723	$1,737,143

See accompanying notes to consolidated financial statements.

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and Subsidiaries

Unaudited Restated Consolidated Statement of Cash Flows

For the years ended December 31, 2007 and 2006

(In thousands of Mexican pesos)

	2007 (As restated; see Note 2c)	2006 (As restated; see Note 2c)
Operating activities:
Income before income taxes and discontinued operations	$790,554	$528,528
Items related to investing activities:
Depreciation and amortization	354,820	387,612
Amortization of debt issuance costs	76,350	94,464
	1,221,724	1,010,604

Items related to financing activities:
Interest expense	774,555	711,694
Fluctuation in the value of investment units (UDIs)	364,675	354,134
	2,360,954	2,076,432
(Increase) decrease in:
Accounts and notes receivable, net	66,313	(32,086)
Due from related parties	(119)	(3,466)
Inventories, net	(58,718)	412
Prepaid expenses	16,917	(42,581)

Increase (decrease) in:
Trade accounts payable	12,944	4,785
Accrued expenses and taxes payable	(264,001)	117,217
Income taxes paid	(104,219)	21,603
Employee retirement obligations	(785)	440
Net effect from discontinued operations	42,615	(184,526)
Net cash flows from operating activities	2,071,901	1,958,230

Investing activities:
Purchase of real estate, land held for mineral deposits, machinery and equipment	(43,074)	(199,886)
Proceeds from sales of real estate, machinery and equipment	34,943	79,703
Investment in concessions	(718,055)	(1,128,514)
Investment in associated companies	(96,625)	9,559
Investment in securities	(49,486)	(455,130)
Real estate held for future use	(52,862)	—
Other assets	96,504	(984,496)
Due from related parties	(123,531)	—
Net cash flows used in investing activities	(952,186)	(2,678,764)

	2007 (As restated; see Note 2c)	2006 (As restated; see Note 2c)
Financing activities:
Proceeds from issuance of loans	—	3,028,354
Repayment of loans	(1,011,353)	(673,342)
Repayment of liabilities from financial leases	(1,490)	21,154
Interest paid	(780,768)	(875,117)
Repurchase of shares, net of stock placements	328,929	(18,192)
Noncontrolling interest	3,283	(405)
Net cash flows (used in) provided by financing activities	(1,461,399)	1,482,452

Net (decrease) increase in cash and cash equivalents	(341,684)	761,918

Cash and cash equivalents at beginning of year (includes restricted cash of $2,306,413 and $1,381,268)	2,800,529	2,038,611

Cash and cash equivalents at end of year (includes restricted cash of $2,098,912 and $2,306,413)	$2,458,845	$2,800,529

See accompanying notes to consolidated financial statements.

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and Subsidiaries

Notes to Unaudited Restated Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(In thousands of Mexican pesos)

1.                            Antecedents

a.                             Constitution - Grupo Tribasa, S.A. de C.V. was constituted in Mexico City on December 29, 1980, in accordance with the public document No. 33,150 before Mr. Luis Carral, Notary Public No. 46.

At the Regular and Extraordinary General Stockholders’ Meeting held on December 14, 2005, Grupo Tribasa, S. A. de C. V. changed its name to Promotora y Operadora de Infraestructura, S. A. de C. V. (“Pinfra”).

At an Extraordinary and General Stockholders’ Meeting held on December 22, 2006, given changes made to the Mexican Securities Market Law, the stockholders agreed to change the corporate denomination of Pinfra from a variable capital company, or S.A. de C.V., to a variable public stock company, or an S.A.B. de C.V. Therefore, the full corporate denomination of the company is Promotora y Operadora de Infraestructura, S. A. B. de C. V.

The Company’s bylaws were modified to adapt them to and ensure they comply with the provisions established in the new Mexican Securities Law.

b.                            Objective - Pinfra, as a holding company and its subsidiaries, collectively, the “Company”, carry out activities related to large-scale construction sites, industrial and infrastructure installation, maintenance and operation of roads, ports and airports, construction and operation of parking lots,  sewage and drinking water processing plants and the various services of drains, trash collection, as well as public drainage, through different concessions granted by Federal and State Governments in Mexico and abroad.

c.                             Capital Stock - At the present time, the historical capital stock is comprised of $719,772 ($700,278 in 2006) of nominal capital stock, represented by 380,123,523 (369,943,024 in 2006) shares “Class I” without the right to withdraw.

Shares are common, with voting rights, without par value and with free subscription. Therefore, these shares may be subscribed or acquired by Mexican and foreign investors. The proportion of the investors’ equity that is foreign and domestic will be subject to legal provisions.

d.                            Acquisition of Shares - In accordance with the Mexican Securities Law and the circular governing those entities registered with the National Securities Register, the Company may acquire shares representative of its capital stock, with a debit to capital stock or stockholders’ equity.

At the annual closing, the repurchased shares of the Company amounted to 2,466,708 (160,000 in 2006) shares.

e.                             Other Antecedents - During fiscal years 2004 and 2003, Pinfra, Triturados Basálticos y Derivados, S. A. de C. V. and thirteen subsidiaries obtained a writ of execution with respect to their agreements with their creditors, upon which the concurso mercantil* process, entered into by these entities in a previous year, ended. As a result of these agreements with creditors, accounts payable were cancelled, which generated a gain in 2003 and 2004.

*                              Concurso mercantil = Mexican bankruptcy proceedings

In addition, the Company has implemented a strict control program regarding the reduction of its administrative expenses.

Main Subsidiaries - Companies in which Pinfra holds more than 50% of the capital stock and/or has the control of financial and operating activities are included in the consolidated financial statements.

All balances and transactions between consolidating companies have been eliminated in the consolidation, except for income, costs and gross profit of intercompany construction and the integral financing cost related to concession projects. It is important to mention that during the fiscal years 2007 and 2006, the Company did not carry out any significant construction related to concession projects. Concession projects are governed mainly by provisions established by the Ministry of Communications and Transport, and the Ministry of Public Works of each and every country where the Company holds the rights to concessions (see Note 19).Pinfra’s principal subsidiaries included in the accompanying unaudited restated consolidated financial statements are those which are detailed below:

	Equity as of December 31
	2007	2006
Construction Companies
Pinfra Sector Construcción, S.A. de C.V. (previously Tribasa Sector Construcción, S. A. de C. V.)	100%	100%
Triturados Basálticos y Derivados, S. A. de C. V.	100%	100%
Servicio y Herramienta Tribasa, S. A. de C. V.	100%	100%

Concessionaires
Grupo Concesionario de México, S. A. de C. V.	100%	100%
Promotora y Administradora de Carreteras, S.A. de C. V.	100%	100%
Promotora de Autopistas del Pacífico, S.A. de C. V.	100%	100%
Concesionaria Ecatepec Pirámides, S. A. de C. V.	100%	0%
Concesionaria PAC, S.A. de C. V.	100%	100%
Infraestructura Portuaria Mexicana, S.A. de C. V.	100%	100%
Autopista Tenango —Ixtapan de la Sal, S.A. de C. V.	100%	100%
Concesionaria Zonalta, S. A. de C. V.	100%	100%
Concesionaria Monarca, S.A. de C.V.	100%	0%

Companies Supplying Building Materials
Tribasa Sector Materiales e Insumos de la Construcción, S. A. de C. V.	100%	100%
Grupo Corporativo Interestatal, S. A. de C. V.	100%	100%
Tribasa Construcciones, S. A. de C. V.	100%	100%

Real Estate Companies
Tribasa Sector Inmobiliario, S. A. de C. V.	100%	100%
Inmobiliaria Triciesa, S. A. de C. V.	100%	100%

Operating Companies
Opervite, S. A. de C. V.	100%	100%

2.                            Basis of Presentation

a.                             Currency - The accompanying unaudited restated consolidated financial statements and notes are expressed in thousands of constant Mexican pesos used in the accounting records of the Company in conformity with the respective laws. Reference to $ corresponds to thousands of constant Mexican pesos, US$ to thousands of US dollars, and Ch$ to thousands of Chilean pesos.

b.                            Basis of presentation- The accompanying unaudited restated consolidated financial statements have been prepared in accordance with Mexican Financial Information Standards (“MFRS”, individual standards referred to as Normas de Informacion Financiera or NIFs and Bulletins ), previously referred to as accounting principles generally accepted in Mexico. Amounts are presented in thousands of constant Mexican pesos as of December 31, 2007, in conformity with the Bulletin B-10, “Recognition of Inflation Effects in the Financial Information” and its amendments, issued by the Mexican Institute of Public Accountants (“IMCP”), currently the Mexican Board for the Research and Development of Financial Information Standards (“CINIF”). Figures in dollars are presented in thousands of U.S. dollars (US$).

The CINIF was created in 2002, tasked with issuing financial information standards applicable in Mexico.

Due to the creation of this new organization, on May 31, 2005, the IMCP transferred to the CINIF all the standards (bulletins and publications) it had issued with respect to accounting principles, all of which will remain in effect until modified, substituted or cancelled by the CINIF.

As part of its efforts and consistent with international trends, the CINIF changed the term “principle” to “standard” when referring to accounting principles. Therefore, the concept of “Generally Accepted Accounting Principles” was replaced with “Financial Information Standards”. This change is consistent with the international terms used by the International Accounting Standard Board (IASB).

For the issuance of accounting pronouncements, the CINIF subjects NIFs and their related interpretations (Interpretations of Financial Information Standards or “INIFs”), to an investigation and analysis process. However, when an INIF serves the purpose of merely clarifying the principles of an existing NIF or informing users about the application of a particular NIF, the pronouncement in question does not necessarily go through the aforementioned analysis process.

Restated figures were determined by applying the principles mentioned in following notes.

Consolidated Financial Statements Unaudited Restructured

c.                             Restatement of previously issued consolidated financial statements - The consolidated financial statements previously issued for the years ended as of December 31, 2007 and 2006 have been restated for the following adjustments and reclassifications as discussed below.  As a result of the subsequent application of these adjustments to our previously issued consolidated 2007 and 2006 financial statements, and the loss of independence of our previously independent auditors, the accompanying consolidated financial statements are unaudited.

•                               Adjustments

The Company carried out a comprehensive analysis of its accounting records and identified a series of differences in the value of certain assets and liabilities from those that were previously recorded, resulting in a decrease to net assets of $ 183,748 . The adjustment was recorded against retained earnings as of January 1, 2006 in the consolidated statement of changes in stockholders’ equity.

A summary of the principal adjustments is shown below:

Cancellation of land	$397,174	(1)
Valuation of land held for mineral deposits	(333,188	)(2) (*)
Impairment of parking lot assets	51,509	(3)
Reserve for notes receivable	46,618	(4)
Valuation of hedging instruments	29,858	(5)
Correction of machinery depreciation	(22,732	)(6)
Others	32,828
	202,067
Less - effect of deferred taxes on income	(18,319)

	$183,748

(*)                       This adjustment affects the heading of insufficiency in restated stockholders’ equity.

(1)                        The subsidiary Grupo Turístico de Colima, S.A. de C.V., executed an irrevocable transfer of title trust contract on September 14, 2000, in which it assigned the ownership of a plot of land located in the State of Colima. This was part of a series of payments-in-kind made by the Company in prior years.  However, this asset was not canceled in the Company’s accounting records. This adjustment represents the cancellation of the value of the land.

(2)                        Since 1992, the Company had not recognized the effects of inflation of its land held for mineral deposits owned by its subsidiary Grupo Corporativo Interestatal, S.A. de C.V.; accounting principles in effect required the restatement of nonmonetary assets for the effects of inflation. As a result, the corresponding adjustment represents the effects of inflation on the land through January 1, 2006, with a corresponding credit to stockholders’ equity for $333,188.

(3)                        The Company has a contract through its subsidiary Triturados Basálticos y Derivados, S.A. de C.V., which provides it the right to operate the parking lot of the National Arts Center in Mexico City. Currently, the extension of the contract term is in litigation. Nevertheless, the Company determined that the full amount of investment was impaired and recognized such impairment for $51,509.

(4)                        The subsidiary Grupo Corporativo Interestatal S.A. de C.V. has a series of notes receivable from prior years known as “trade credits”. Given the inability of the Company to be able to utilize the trade credits and thereby recover their value, the full amount of the credits was reserved through this adjustment.

(5)                        The subsidiary Concesionaria Pac, S.A. de C.V., which is assigned the Peñón-Texcoco highway concession, recorded the initial value of an interest rate cap, designated as a hedging instrument, and amortized it over the effective duration of the related loan instead of valuing it at market value, as required by MFRS, resulting in the related adjustment hereon.

(6)                        The Company incorrectly calculated an excess of depreciation over the value of its machinery and equipment in its subsidiary Infraestructura Portuaria Mexicana, S.A. de C.V., resulting in the net adjustment hereon.

•                               Reclassifications:

Beginning in 2008, the Company reclassified certain items in its consolidated financial statements based on newly issued accounting pronouncements requiring such reclassifications.  Additionally, in 2008, the Company discontinued certain of its operations.  NIF B-1, “Accounting Changes and Error Corrections”, requires the effects of the reclassifications and discontinued operations to be retroactively presented in the accompanying consolidated 2007 and 2007 financial statements.  Such effects do not modify consolidated net income for the years ended December 31, 2007 and 2006 or consolidated stockholders’ equity as of such dated.

The effects of the aforementioned adjustments, reclassifications and discontinued operations on the accompanying 2007 consolidated financial statements are as follows:

Balance Sheet

	Balances	Effects of	Balances
	previously	adjustments and	adjusted and
	Issued	reclassifications	reclassified
Assets
Cash and cash equivalents	$34,742	$(2,580)	$32,162
Investment in securities	2,199,352	95,214	2,294,566
Trust funds	59,905	—	59,905
Short-term restricted trust funds	933,781	—	933,781
Account receivables, net	180,036	202,914	382,950
Estimates receivable	52,731	(52,731)	—
Recoverable taxes	205,427	(205,427)	—
Unpaid acreditable value-added tax (“VAT”)	91,199	(91,199)	—
Due from related partiers	127,116	(123,531)	3,585
Sundry debtors	22,686	(22,686)	—
Inventories	67,628	67,205	134,833
Others	171,401	(171,401)	—
Prepaid expenses	—	36,038	36,038
	4,146,004	(268,184)	3,877,820

Long-term investment in securities	212,206	(212,206)	—
Long-term restricted trust funds	1,165,131	—	1,165,131
	1,377,337	(212,206)	1,165,131

Notes due from related parties	—	123,531	123,531
Real estate held for future use	—	52,862	52,862
Real estate, land held for mineral deposits, machinery and equipment, net	1,188,113	(61,391)	1,126,722
Investment in shares of associated companies	100,587	—	100,587
Investment in concessions, net	6,103,539	(82,307)	6,021,232
Other assets, net	1,596,040	(31,929)	1,564,111
Deferred income tax	398,720	(390,902)	7,818
	1,994,760	(422,831)	1,571,929

Assets for discontinued operations	—	67,714	67,714

Total assets	$14,910,340	$(802,812)	$14,107,528

	Balances	Effects of	Balances
	previously	adjustments and	adjusted and
	Issued	reclassifications	reclassified
Liabilities
Current liabilities:
Trade accounts payable	$171,811	$(1,835)	$169,976
Accrued expenses and taxes	49,294	247,517	296,811
Unpaid transferred VAT	89,397	(89,397)	—
Sundry creditors	179,654	(179,654)	—
Other accounts payable	88,013	(88,013)	—
	578,169	(111,382)	466,787

Deferred income taxes	409,221	(409,221)	—
Employee retirement obligations	—	2,488	2,488
Financial leasing obligations	—	24,047	24,047
Other liabilities	26,535	(26,535)	—
	435,756	(409,221)	26,535
Assigned collection right, net	11,986,685	(109,622)	11,877,063
Stockholders’ equity

Contributed capital:
Nominal capital stock	719,772	—	719,772
Restatement for inflationary effects	1,302,193	—	1,302,193
	2,021,965	—	2,021,965
Shares subscription premium	442,519	(65,218)	377,301
	2,464,484	(65,218)	2,399,266

Earned capital:
Retained earnings
Legal reserve	271,884	(271,884)	—
Reserve for stock acquisition	259,523	—	259,523
Repurchased stock	(92,718)	—	(92,718)
Premium on stock placement	—	65,218	65,218
Retained earnings (accumulated deficit)	393,287	(1,285,710)	(892,423)
Of the year	566,857	(566,857)	—
	1,398,833	(2,059,233)	(660,400)

Surplus of the asset net value	265,158	(265,158)	—
Insufficiency in restate stockholders’ equity	(2,217,022)	2,217,022	—
	(553,031)	(107,369)	(660,400)
Controlling interest	1,911,453	(172,587)	1,738,866

Noncontrolling interest	(1,723)	—	(1,723)

Total stockholders’ equity	1,909,730	(172,587)	1,737,143

Total liabilities and stockholders’ equity	$14,910,340	$(802,812)	$14,107,528

	Balances	Effects of	Balances
	previously	adjustments and	adjusted and
	Issued	reclassifications	reclassified
Statement of income
Revenues:
Concessions	$2,333,970	$(4,638)	$2,329,332
Materials for sale	312,376	—	312,376
Construction for engineering works	68,931	(6,692)	62,239
Construction for concessions	—	444,622	444,622
	2,715,277	433,292	3,148,569
Costs:
Concessions	944,807	(8,001)	936,806
Materials for sale	246,033	—	246,033
Construction for engineering works	57,296	(5,896)	51,400
Construction for concessions	—	443,826	443,826
	1,248,136	429,929	1,678,065

Gross profits	1,467,141	3,363	1,470,504
Operating expenses	56,535	(4,880)	51,655
Operating income	1,410,606	8,243	1,418,849

Other expenses (income)	41,602	(695)	40,907
Comprehensive financing cost:
Interest expense	1,255,079	(14)	1,255,065
Interests income	(410,386)	1,964	(408,422)
Exchange loss	6,456	(493)	5,963
Monetary position profit	(260,787)	(4,431)	(265,218)
	590,362	(2,974)	587,388

Income before income taxes and discontinued operations	778,642	11,912	790,554
Deferred income tax	107,217	(107,217)	—
Current income tax	77,491	(77,491)	—
Asset income	27,527	(27,527)	—
Income tax expenses	—	211,436	211,436
	212,235	(799)	211,436

Income before discontinued operations	566,407	12,711	579,118
Discontinued operations	—	9,710	9,710
Consolidated net income	566,407	3,001	569,408
Noncontrolling interest	(450)	—	(450)

Consolidated net income	$566,857	$3,001	$569,858

The effects of the aforementioned adjustments, reclassifications and discontinued operations on the accompanying 2006 consolidated financial statements are as follows:

Balance Sheets

	Balances	Effects of	Balances
	previously	adjustments and	adjusted and
	Issued	reclassifications	reclassified
Assets
Cash and cash equivalents	$460,540	$(49,939)	$410,601
Short-term Investment in securities	1,723,492	253,722	1,977,214
Trust funds	83,515	—	83,515
Short-term restricted trust funds	1,042,224	—	1,042,224
Accounts receivable, net	189,301	259,962	449,263
Estimated receivable	48,871	(48,871)	—
Recoverable taxes	185,398	(185,398)	—
Unpaid acreditable VAT	238,813	(238,813)	—
Due from related parties	3,466	—	3,466
Sundry debtors	43,301	(43,301)	—
Inventories	64,428	11,687	76,115
Others	137,232	(137,232)	—
Prepaid expenses	—	52,955	52,955
	4,220,581	(125,228)	4,095,353

Long-term Investment in securities	260,216	(260,216)	—
Long-term restricted trust funds	1,264,189	—	1,264,189
	1,524,405	(260,216)	1,264,189

Real estate, land held for mineral deposits, machinery and equipment, net	1,224,034	(59,837)	1,164,197
Investment in shares of associated companies	3,962	—	3,962
Investment in concessions, net	5,696,886	(84,495)	5,612,391
Other assets, net	1,806,265	(31,438)	1,774,827
Deferred income taxes	458,548	(381,375)	77,173
	2,264,813	(412,813)	1,852,000
Assets from discontinued operations	—	120,039	120,039

Total assets	$14,934,681	$(822,550)	$14,112,131

Liabilities:
Short-term-
Trade accounts payable	158,874	(1,842)	157,032
Accrued expenses and taxes	59,507	501,305	560,812
Unpaid transferred VAT	214,525	(214,525)	—
Sundry debtors	437,998	(437,998)	—
Other accounts payable	94,208	(94,208)	—
	965,112	(247,268)	717,844
Long-term:
Deferred income taxes	399,694	(399,694)	—
Employee retirement obligations	—	3,273	3,273
Financial leasing obligations	—	25,537	25,537
Other liabilities	28,810	(28,810)	—
	428,504	(399,694)	28,810
Assigned collection rights, net	12,529,954	—	12,529,954

	Balances	Effects of	Balances
	previously	adjustments and	adjusted and
	Issued	reclassifications	reclassified
Stockholders’ equity
Contributed capital:
Nominal capital stock	700,494	(216)	700,278
Restatement for inflationary effects	1,301,977	216	1,302,193
	2,002,471	—	2,002,471
Share subscription premium	56,688	(56,688)	—
	2,059,159	(56,688)	2,002,471
Earning capital:
Retained earnings
Legal reserve	271,884	(271,884)	—
Reserve for stock acquisition	259,523	—	259,523
Repurchase stock	(3,270)	—	(3,270)
Premium on stock placement	—	56,688	56,688
Retained earnings	(21,669)	(1,453,664)	(1,475,333)
For the year	414,956	(414,956)	—
	921,424	(2,083,816)	(1,162,392)
Surplus of the asset net value	265,158	(265,158)	—
Insufficiency in restate stockholders’ equity	(2,230,074)	2,230,074	—
	(1,043,492)	(118,900)	(1,162,392)
Controlling interest	1,015,667	(175,588)	840,079
Noncontrolling interest	(4,556)	—	(4,556)
Total stockholders’ equity	1,011,111	(175,588)	835,523

Total liabilities and stockholders’ equity	$14,934,681	$(822,550)	$14,112,131

	Balances	Effects of	Balances
	previously	adjustments and	adjusted and
	Issued	reclassifications	reclassified
Statement of income
Revenues:
Concessions	$2,237,665	$—	$2,237,665
Materials for sale	390,059	—	390,059
Construction for engineering works	79,412	—	79,412
	2,707,136	—	2,707,136
Costs:
Concessions	995,768	(8,160)	987,608
Materials for sale	333,080	—	333,080
Construction for engineering works	67,959	—	67,959
	1,396,807	(8,160)	1,388,647

Gross profits	1,310,329	8,160	1,318,489
Operating expenses	136,524	—	136,524
Operating income	1,173,805	8,160	1,181,965

Other expenses (income)	(41,724)	—	(41,724)
Comprehensive financing cost:
Interest expense	1,257,592	—	1,257,592
Interests income	(282,629)	—	(282,629)
Exchange loss	(9,271)	—	(9,271)

	Balances	Effects of	Balances
	previously	adjustments and	adjusted and
	Issued	reclassifications	reclassified

Monetary position profit	(269,996)	—	(269,996)
	695,696	—	695,696

Equity in results of associated companies	(535)	—	(535)

Income before income taxes and discontinued operations	520,368	8,160	528,528
Deferred income tax	79,926	(79,926)	—
Current income tax	6,369	(6,369)	—
Asset income	(27,972)	(27,527)	—
Income tax expenses	—	58,323	58,323
	58,323	—	58,323

Income before discontinued operations	462,045	8,160	470,215
Discontinued operations	64,487	—	64,487
Consolidated net income	397,558	8,160	405,718
Noncontrolling interest	(17,398)	—	(17,398)

Consolidated net income	$414,956	$8,160	$423,116

•                  Statement of Cash Flows

The previously issued consolidated financial statements for the years ended December 31, 2007 and 2006 included a statement of changes in financial position, which presented changes in the assets and liabilities of the Company.  In 2008, NIF B-2, Statement of Cash Flows, replaced the statement of financial position and presents the cash inflows and outflows of the Company in operating, investing and financing activities.  The Company has presented a consolidated statement of cash flows for the years ended December 31, 2007 and 2006 in the accompanying restated consolidated financial statements rather than a consolidated statement of changes in financial position.  NIF B-2 allows the statement to be presented either using the direct or indirect method; the Company elected the indirect method.

3.                            Accounting Policies

Below is a description of the main accounting policies followed by the Company in the accompanying unaudited restated consolidated financial statements:

a.                             Estimates- The preparation of consolidated financial statements requires that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates.

b.                            Conversion of Foreign Subsidiaries- The conversion of financial statements of foreign subsidiaries is carried out in accordance with provisions contained in Bulletin B-15, Transactions in Foreign Currency, based on the following procedures:

•                              Foreign subsidiaries recognize the effects of inflation as required by Bulletin B-10 and its amendments.

•                               Inflation is recognized by using the General Price Index (IGP), which represents changes in the purchasing power of the currency of the country in which operations are carried out.

•                               Exchange differences and monetary position result originated by intercompany current and long-term monetary items are not eliminated and remain in the consolidated income statement.

•                               Once the financial statements contain inflationary effect based on the aforementioned procedures, assets and liabilities (monetary or non-monetary), of the foreign entity are converted into the local currency, by using the closing exchange rate as of the balance sheet date.  Income and expenses are also converted using the closing exchange rate.

•                               The effects resulting from the conversion are recognized as part of the insufficiency in restated stockholders’ equity account within stockholders’ equity.

c.                             Inflation Effects in the Financial Statements - The consolidated financial statements of the Company have been prepared in conformity with the Bulletin B-10 and its amendments, issued by the IMCP.  This bulletin requires restating prior period financial statements presented for comparative purposes, to constant pesos as of the date of the most recent balance sheet presented.

The National Consumer Price Index (“INPC”) Published by the Bank of Mexico with respect to the dates of the balance sheets in the accompanying consolidated financial statements are as follows:

December 31

2007	125.564
2006	121.015

Items originated from the recognition of inflation effects are as follows:

Monetary Position Result - Represents the erosion of purchasing power of monetary items caused by inflation and is calculated by applying INPC factors (or in the case of foreign subsidiaries, by the local inflation index) to monthly net monetary position (difference between monetary asset and monetary liabilities). Gains (losses) result from maintaining a net monetary liability (asset) position.

Exchange fluctuations included in the comprehensive financing results are calculated by converting assets and liabilities into a foreign currency at the exchange rate in effect at the closing of each fiscal year (see Note 6).

Result from holding Nonmonetary Assets — Nonmonetary assets are updated by using factors resulting from the INPC; they may also be modified by the application of specific indexation for fixed assets of foreign origin from foreign subsidiaries and associated.

Restatement of Nonmonetary Assets

Inventories are valued based on the latest purchase price in the period or to the latest production cost, without exceeding the net realizable value. Real estate, machinery and equipment are restated for inflation based on the INPC. Equipment of foreign origin is restated by applying specific indexation based on the rate of inflation and the currency of the country of origin.

Real estate, machinery and equipment used during the year are depreciated based on the straight-line method or another systematic method, except for certain machinery and equipment which is depreciated based on units produced in the year with respect to the total estimated production of the assets during their useful lives. The useful life of real estate, machinery and equipment is as described below:

Years From – To

Buildings	25 – 50
Building machinery and equipment	5 – 10
Office equipment	3 – 10
Transport equipment	4 – 6

Amortization of land held for mineral deposits is calculated based on cubic meters excavated.

Investments in concessions are restated by using the INPC or a local inflation factor from the date on which those investments were made.

Restatement of Stockholders’ Equity

Capital stock and retained earnings (accumulated deficit) include the restatement effect, determined by the application of the INPC from the date when capital stock was contributed or results were generated. Insufficiency in restatement of stockholders’ equity account represents the amount required to maintain contributions of capital stock and retained earnings in constant Mexican pesos as of December 31, 2007.

d.                            Investments in securities- This account represents investments in securities that are valued at the lower of market or realizable value.

e.                             Real estate held for future use - The real estate participation certificates (CPIs) refer to long-term credit instruments which entitle the Company to a fractional part of the ownership of the territorial reserves contributed to a trust for purpose of the respective sale. They are recorded at the lower of acquisition cost and market value.

Gain or losses arising from the sale of the CPIs are recorded in income in the period in which they sell or transfer all or partial rights.

On December 2, 2007, the Company Central de Abastos Naucalpan, S.A. de C.V. (CAN) paid, in-kind, the debt it owed to the Company as of that date, by assigning fiduciary rights to an irrevocable trust No. 88 executed on December 2, 2005, for the amount of 27,210,000 CPIs plus 7.86% of the future rights of such certificates. The rights derived from the CPIs correspond to the ownership of 604,810 square meters of real estate located in the municipality of Naucalpan in Mexico State with a value of $52,862.

f.                               Impairment of long-lived assets in use - Bulletin C-15, Impairment and Valuation of Long-Lived Assets and their Disposal, contains guidance for the calculation and recognition of impairment loss and its reversal, if applicable, and indicates that entities shall determine possible impairment losses when indicators of impairment in long-term assets in use exist (tangible and intangible assets, including goodwill), unless there is evidence demonstrating that the indicators are temporary.

The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the aforementioned amounts. Impairment indicators considered for these purposes are, among others, operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured or the services rendered, competition and other legal and economic factors.

g.                            Investments in Affiliated Companies- Investments in affiliated companies in which the Company has a permanent investment equal to or less than 50% and in which it does not have any control of financing and operating activities, are recorded by the equity method, based on net assets of these entities and adjusted by the inflation effects in accordance with Bulletin B-10 and its amendments.

h.                            As part of accounting guidance followed in accounting for its concessions, the Company does not eliminate revenues,  costs and gross profit resulting from construction contracts with regulated concessionaires, subsidiaries and associated companies. Seniority Premium - In accordance with the Federal Labor Code, employees have the right to the seniority premium after 15 years of service or in case of dismissal, disability or death. The Company adopted guidance established by Bulletin D-3, Employee Benefits, issued by the IMCP.  Under standards of this Bulletin and by means of actuarial calculations, projected benefits are recognized in order to determine the seniority premium liabilities as of the date of the balance sheet.

Employees who have not complied with their 15 years of seniority are included in the calculation of this obligation, considering the necessary adjustments that include the probability for those employees of reaching the required seniority.  The cost of prior services is amortized based on the average period required for employees to reach the retirement age. The seniority premium obligations and expenses are not considered material. The actuarial valuations are performed by the company “Bufete Matemático Actuarial, S. C.” as of December 31, 2007.

Retirement and severance indemnity payments were made and were charged to expenses corresponding to the fiscal year in which those payments were determined.

i.                                Excess of the Net Value of Assets over Cost - The excess of the value of net assets acquired over cost resulting from operations prior to January 1, 1992, is included in the stockholders’ equity and is not required to be amortized according to MFRS in effects as of the date of the accompanying consolidated financial statements.

j.                                Recognition of Construction Income - Consolidated financial statements have been prepared by taking into account revenues, costs, and gross profits estimated through the date of the consolidated financial statements, according to the recorded progress in each and every construction contract. Revenues resulting from those contracts are recognized based on the percentage-of-completion and contract prices are subject to price increment clauses. The amount of revenues recognized is not necessarily related to amounts invoiced.

Costs incurred but not yet authorized to customers is included in current assets as work in-progress to be authorized. Advance payments received are included as short-term liabilities.

Contract costs include direct material, labor and indirect labor and materials, tools, repairs and depreciation. General and administrative expenses are charged to operating expenses as incurred. Loss provisions estimated in contracts pending completion are recognized in the period when such losses are determined. Changes in work conditions, including anything arising from contract provisions with respect to penalties, fines and liquidations may cause adjustments of costs and revenues, and are recognized in the period when these changes are determined.

k.                             Maintenance and Repair Expenses - Maintenance and repair expenses are recognized as costs in the period when they are incurred.

l.                                Operating Cycle - Assets and liabilities related to construction contracts are recorded as current assets and current liabilities when they will be charged or paid during the following fiscal year, independently if the construction requires more than one year.

m.                          Highway Concession Policies - A concession is a license, for a determined period, granted by federal and state governments, to construct, operate, and maintain transportation routes in optimal working condition. These concessions are granted by the Federal Government through the Ministry of Communications and Transportation under the federal legislation and the Ministry of Public Works of other countries. Governments of different States in Mexico also grant concessions under the local legislation for the road construction and operation that usually are granted based on the model prepared by the Ministry of Communications and Transportation of other countries.

Highway Concessions in Mexico

A highway concessionaire constructs or improves highways in order to operate and maintain them in optimal working conditions. Concessionaires may transfer their rights and obligations but only with the government approval.  Concession terms generally include the time of delivery, operation and maintenance works, standards under which works will be performed, the government supervision, reserve fund requirements for maintenance, rights to be paid to the government and toll duties to be charged (including inflation adjustments). The concessionaire shall repair highways any time it is necessary during the period of the concession. In exchange for constructing, operating and maintaining highways in working condition, the concessionaire has the right to retain almost all the income resulting from the operation of the highway during the entire period of the concession. At the end of the concession, the right to operate the highway and receive income will be reverted in favor of the government. The highway and related repairs remain property of the government during the concession. Concessions granted before May 1993 for highways of the Company provided estimates on the volume of traffic according to each vehicle category.

If actual volumes of traffic on the highway are less than estimated, the concessionaire will have the right to request an extension of term of the concession in order to permit the recovery of its investment. Concessions granted from May 1993 specify that the recovery of the investment includes an internal rate of return estimated at the time the concession was granted.

From December 1993, the maximum term of a road concession may not exceed 30 days. However, according to terms included in the concession titles, concessionaires will have the right to request an extension of the term similar to the original term only if they request such extension during the last fifth part of the concession. In this regard, two highway concessions of the Company include the condition that if the traffic exceeded the volume estimated, the term of the concession would be reduced or the concessionaire would pay a part of profits resulting from the operation of the highway.  The Company is aware of certain cases in which the Federal or State Government has taken these measures.

The Ministry of Communications and Transportation has the right to terminate a concession without any compensation, before its expiration date upon certain conditions. The government may also temporarily expropriate all assets related to the concession in case of war, significant public disturbances, threat to internal peace or for economic or public reasons. In the case of legal expropriation (except for an international war), the law requires the government to provide compensation to the concessionaire.

Other Infrastructure Concessions in Mexico

The Company has investments in other infrastructure concessions such as maintenance and operation of ports, public parking and the construction of the related infrastructure. These concessions are controlled by federal, municipal governments and other departments. Usually, concessions are structured in such a way that the concessionaire can recover its investment by retaining the right to charge quotas for periods established in the respective concession titles.

a.                             Concession Titles (see Note 15)

Consolidation of Construction Revenues and Profits

In conformity with accounting standards, revenues from construction to concession assets are recognized by the Company.  When the construction is performed by subsidiary companies or associated entities, revenues, costs and gross profit, including accrued interest resulting from construction with regulated subsidiaries and related concessionaires and recognized by these subsidiaries or associated entities are not eliminated in consolidation, as permitted by accounting standards.

Capitalization of Interest

In conformity with Bulletins C-6 and B-10 and their related amendments, issued by the IMCP, the Company capitalizes interest costs identified with financing incurred for specific projects during the construction stage.

Amortization of the Investment in Concessions

Highway Concessions - The investment in highway concessions is amortized based on estimated usage calculated by determining estimated vehicle capacity occurring during the related period divided by the total estimate vehicle capacity of the highway throughout the term of concession.

During the fiscal year 2006, the concessionaire Autopista Tenango Ixtapan de la Sal, S.A. de C.V., was acquired. Since the method of amortization used by the previous concessionaire was different from that used by the Company, such method was changed in order to conform to the policies of the Company.

•                               Other Concessions - Other concessions are amortized using the straight-line method considering the term of the related concession.

Securitizations

a.                             Securitizations carried out during 2007

México-Toluca

On April 7, 2006, the securitized obligations as of December 31, 2005, have been refinanced. These obligations were related to preferred and subordinated security certificates issued in 2003 through the Bancomext Trust 10250, in which toll collection rights to the Mexico-Toluca highway have been assigned.

The new Trust issued preferred and subordinated security certificates. The new preferred security certificates have guarantee insurance from MBIA Insurance Corporation (“MBIA”), in terms similar to those of the financial warranty insurance of the original preferred security certificates.

Atlixco-San Marcos

One of the subsidiaries of the Company securitized the collection rights and the highway toll fees through the establishment of Trust 574 with Banco Invex, S.A. Institución de Banca Múltiple, in order to issue security certificates. Interest is paid semiannually while principal matures in September 2026; advanced amortization is due based on a scheduled curve.

Santa Ana-Altar

During the fiscal year, the Company obtained a construction, modernization, operation, maintenance, and transfer agreement with the Government of Sonora in order to construct and modernize the Santa Ana-Altar toll highway, and transfer the section of the Altar-Pitiquito highway. The Government of Sonora transferred to the Trust 1486 with Banco Inbursa, S.A. de C.V the collection rights of toll fees in the section of the Santa Ana-Altar highway.

As a result, security certificates were issued for the financing of the construction of the highway in question. Interest is paid semiannually and principal matures in 2031; advanced amortization is due based on a scheduled curve

b.                            Securitizations carried out during 2005 (Tenango — Ixtapan de la Sal)

During the fiscal year 2006, a concessionaire was acquired and the trust agreement 11027448 in Scotiabank Inverlat, S.A was executed. Its objective of the trust was the issuance of non-guaranteed security certificates for which the only source of payment is the future right to charge tolls generated by the concessioned highway.

Security certificates are amortized in 36 periods of six months beginning in October 2006 and ending in October 2022. The agreement also permits prepayments.

The issuance requires the establishment of a reserve fund containing resources equivalent to one year of debt service (principal and interest) to ensure control of the capital of trust and shall remain in force during the duration of the trust.

In addition, the trust has an additional guarantee fund in UDIs that may be transferred to the reserve fund if the reserve fund does not have insufficient funds.

c.                             Securitizations carried out during 2004 (Peñón - Texcoco)

One of the concessionaires of the Company has transferred its rights to tolls collected on this highway, for which reason, it established an independent trust to carry out one or more non-guaranteed financings.

The trust will be responsible for administration of the patrimony within the trust until the related financing is paid in full. The financing matures on December 2, 2021 and permits a prepayment option beginning June 23, 2005.

Source of payment of principal and interest on the financing will be made via the transfer of the rights to tolls of the related highway. A reserve fund, containing resources equivalent to one year of debt service (capital and interest) must be established to ensure control of the capital of trust and shall remain in force during the duration of the trust.

d.                            Securitizations carried out during 2003 (México-Toluca and Ecatepec - Pirámides con Armería - Manzanillo)

The Company transferred its rights to future tolls on this highway to a trust, in exchange for the issuance of debt securities.

The objective of the trust is the issuance of debt securities, and administration of tolls collected to be applied, after the payment of VAT, highway maintenance and operation expenses and the trust itself, to the creation of a reserve account for the benefit of the holders of the debt securities. Once the debt securities have been paid, the right to receive toll income during the remaining time of concessions together with any balance of reserve accounts will be reverted in favor of the Company.

Source of payment of principal and interest on the financing will be made via the transfer of the rights to tolls of the related highway.

The debt securities are guaranteed by an insurance policy that confers to the holders of such securities the guarantee of payment of principal and interest on every contractual payment date during the term of the debt.

Operations resulting from these securitization are consolidated in the financial statements of the Company and presented as liabilities.

n.                  Income Tax and Employee Profit Sharing

Income Tax is recognized in results corresponding to the period in which liabilities are originated and/or income is generated.

The Company applies provisions in Bulletin D-4, Income Tax, Asset Tax and Employee Profit Sharing. Under this method, a deferred tax is recognized for all differences between accounting and tax values of all assets and liabilities. This Bulletin indicates that deferred tax assets should only be recognized when there is a high probability of their recovery through future taxable profits.

On October 1, 2007, the Business Flat Tax Law (“LIETU”) was enacted and went into effect on January 1, 2008.  In addition, the Tax Benefits Decree and the Third Omnibus Tax Bill were published on November 5 and December 31, 2007, respectively, clarifying or expanding the transitory application of the law regarding transactions carried out in 2007 that will have an impact in 2008.  IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU, less certain authorized deductions.  IETU payable is calculated by subtracting certain tax credits from the tax determined.  Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008.  IETU establishes that the tax rate will be 16.5% in 2008, 17% in 2009, and 17.5% as of 2010.  The Asset Tax Law was repealed upon enactment of LIETU; however, under certain circumstances, tax on assets paid in the ten years prior to the year in which income tax is paid, may be refunded, according to the terms of the law.

On December 21, 2007, the CINIF issued Interpretation of Financial Reporting Standard (“INIF”), Effects of the Business Flat Tax, which clarified the accounting impacts of IETU and indicated that since the LIETU was enacted in 2007, the related effects on income tax should be recognized in the 2007 financial statements.

Under INIF 8, to recognize deferred income taxes, based on its financial projections, the Company must determine whether it expects to incur ISR or IETU and, accordingly, recognize deferred taxes based on the tax it expects to pay.

Based on financial projections made by the Company, it determined that it would be essentially subject to the payment of ISR and thus calculates its deferred income taxes based on ISR.  Accordingly, the enactment of LIET did not have any impact on the Company’s its consolidated financial information.

Employee Profit Sharing is an obligation payable to employees determined in accordance with the Federal Labor Law and the Income Tax Law.

o.         Comprehensive Income (Loss)

According to Bulletin B-4, Comprehensive Income, comprehensive income (loss) is comprised of the net income (loss) of the period, plus other comprehensive income (loss) items of the same period, which, in accordance with MFRS, are presented directly in stockholders’ equity without affecting the consolidated statements of income.

Some examples of entries that would from part of comprehensive income (loss) are changes in the period that occurred as a result of: surplus or insufficiency in stockholders’ equity for the effects of inflation (Bulletin B-10); effects of the conversion of foreign operations (Bulletin B-15); and deferred income tax directly applied to stockholders’ equity (Bulletin D-4).

For fiscal years 2007 and 2006, comprehensive income is comprised of the following:

Concept	2007	2006

Net income attributable to controlling interests	$569,858	$423,116
Net income attributable to noncontrolling interests	(450)	(17,398)
Other variations in noncontrolling interest	3,283	(406)
Variation in the fiscal year in results from holding nonmonetary assets	13,052	52,549

Comprehensive income	$585,743	$457,861

p.         Earnings (loss) per share

Earnings (loss) per share corresponding to each fiscal year is determined in accordance with Bulletin B-14, Earnings per Share, issued by the IMCP, by dividing the net result of each fiscal year by the weighted average of shares outstanding in each period.

q.          Additional Disclosures

The issuance of the accompanying unaudited restated consolidated financial statements have been authorized by Carlos Césarman Kolteniuk, Finance Director. on May 8, 2012.

The accompanying consolidated financial statements are subject to the approval at the Company´s General Ordinary Stockholders’ Meeting, where they may be modified, based on provisions set forth in Mexican General Corporate Law.

4.                            Significant events

a.                             Restructuring of stockholders’ equity

During 2006, the Company’s management, in order to reduce the amount of accumulated deficit of the Company, decided to reorganize its stockholders’ equity. Based on approval of its stockholders, the Company applied $12,374 million of accrued losses against is premium on capital stock account.

Likewise, upon adoption of Bulletin D-4 in 2000, the Company began recognizing the effects of deferred income taxes.  The initial effect was recognized in a separate accounting within stockholders’ equity, as required by accounting pronouncements in effect at that time.  During 2006, management of the Company elected to apply the cumulative effect of adoption of deferred income taxes of $961 million against its accumulated deficit account, as permitted by current accounting pronouncements.

The aforementioned reclassifications were ratified at the Stockholders’ General Meeting since they affected the capital of the Company.

b.                            Discontinued operations

During the year 2008, as a result of a restructuring process, the Company’s management decided to discontinue its operations in Chile and Ecuador, where it had acted as concessionaire.  In Chile, the Company is currently involved in lawsuits related to the closure of the companies, while in Ecuador, after different lawsuits where the concession awarded had been lost, legal action is now also being taken to close down the companies. Consequently, the discontinued assets and liabilities are presented in separate headings in the consolidated financial statements for 2007 and 2006.

Furthermore, as a result of the lawsuit which occurred between the subsidiary Mexicana de Gestión de Agua, S.A. de C.V. (MGA) and the Board of Directors of the Municipal Operating Agency for Applicable Water, Drains and Sanitation of Navojoa, Sonora, the Company decided to present the assets and liabilities related to the water and drainage operation concession of that city as discontinued operations, given the Company’s intention to discontinue their operations.

Below is the integration of discontinued operations at December 31, 2007:

	2007
	MGA	Chile	Ecuador	Total
Balance sheet:
Assets	$47,963	$32,305	$5,463	$89,699
Liabilities	(9,938)	(8,079)	(3,968)	(21,985)

	$38,025	$24,226	$5,463	$67,714
Statement of income:
Costs	$47,963	$32,305	$5,463	$9,710

Below is the integration of discontinued operations at December 31, 2006:

	2006
	MGA	Chile	Ecuador	Total
Balance sheet:
Assets	$83,676	$47,066	$27,834	$158,536
Liabilities	(35,132)	—	(3,365)	(38,497)

	$48,504	$47,066	$24,469	$120,039

Statement of income:

	2006
	MGA	Chile	Ecuador	Total
Statement of income:
Revenues	$(7,118)	$—	$(57,241)	$(64,359)
Cost			31,059	31,059
Expenses	9,843	2,851	28,404	41,098
Other expenses	1,160	(8)	53,723	54,845
Comprehensive financing cost	(460)	2,670	(366)	1,844

	$3,425	$5,513	$55,459	$64,487

5.                            New Accounting Pronouncements

On August 28, 2007, the following new NIFs were issued:

NIF B-10                                                                         Inflation Effects

The main changes of this NIF in relation to the Bulletin B-10 consist of the discontinuance of inflation accounting, depending on whether the entity operates in an inflationary or non-inflationary environment, as defined below.  NIF B-10 also eliminates the replacement cost and specific index valuation methods and requires that the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets be reclassified to retained earnings, except for the gain (loss) from holding non-monetary assets that is identified with inventories or fixed assets that have not been realized as of the effective date of this Standard.  Such amounts should be maintained in stockholders’ equity and realized within current earnings of the period in which such assets are depreciated or sold.

1.                             Inflationary environment. An environment is inflationary when the cumulative inflation of the three preceding years is 26% or greater.

2.                             Non-inflationary environment. An environment is non-inflationary when the cumulative inflation of the three preceding years is less than 26%.

NIF D-3                                Employees’ Benefits

NIF D-3 replaces the Bulletin D-3, Labor Obligations. The main changes are as follows:

1.                            NIF D-3 established three types of employee benefits: Short-term and long-term direct benefits, severance benefits and retirement benefits.

2.                            Shortens the amortization period for unrecognized items, with the option of recognizing actuarial gains and losses directly in results when accrued.

3.                            Modified the treatment of severance benefits, requiring their recognition as a provision in results.

4.                            Incorporated employee profit sharing as part of its guidance, thereby requiring the recognition of employee profit sharing in results within the other income (expense) line item, as part of ordinary items, as it is considered an ordinary expense associated with employee benefits.

5.                            Incorporated deferred employee profit sharing as part of its guidance, thereby requiring recognition of deferred employee profit sharing based on a methodology outlined in NIF D-4, Income Taxes. Any effect of adopting this new NIF should be considered an accounting change any recognize the cumulative effect in beginning retained earnings, without any need to restate previously issued financial statements.

The failure to recognize any of the aforementioned provisions mentioned is considered an accounting error which correction should be made retrospectively.

NIF D-4                                Income Taxes

NIF D-4 replaces Bulletin D-4, Accounting Treatment of Income Taxes, Tax on Assets and Employees’ Profit-Sharing. Its main changes are as follows:

1.                             Considers tax on assets to be a fiscal credit, for which a deferred tax asset should be recognized when there is a high probability that the asset will be recovered. Previously, the credit related to tax on assets was considered an advance payment.

2.                             Incorporates the definition of an “effective tax rate”, which is determined by dividing the tax expense of the period (sum of the current and deferred income tax provision) by profit before income taxes.

3.                             Eliminates the term “permanent difference”.

4.                             Requires that the cumulative effect of recognizing the effects of deferred income taxes in 2000 be reclassified to retained earnings, unless it is derived from other comprehensive items to be subject to recycling in future years.

The failure to recognize any of the aforementioned provisions mentioned is considered an accounting error which correction should be made retrospectively.

On December 11, 2007, the following pronouncements were promulgated:

NIF B-2                                Cash Flow Statement

This NIF replaces Bulletin B-12, Statement of Changes in the Financial Position, with a prospective application. Main changes are as follows:

1.                            The presentation of cash inflows and outflows (gross collections and payments).

2.                            The presentation of cash flows from operating activities, investing activities and financing activities, in that order.

3.                            Considers the determination of inflationary environments defined by NIF B-10.

NIF B-15                         Foreign Currency Translation

NIF B-15 replaces Bulletin B-15, Transactions in Foreign Currencies and Translation of Financial Statements of Foreign Operations, with the following changes:

1.                            Includes the concepts of recording currency, functional currency and reporting currency, eliminating the concepts of integrated foreign operations and foreign entities.

2.                            Establishes procedures to translate the financial information of a foreign operation, from the recording currency into the functional currency and from the functional currency into a reporting currency.

3.                            Permits the presentation of financial statements in a reporting currency different from the entity’s functional currency.

The changes from adopting this standard should be presented prospectively.

INIF 5                                         Recognition of the Additional Consideration Agreed Upon at the Beginning of a Derivative Financial Instrument Agreement in Order to Adjust it to its Fair Value

According to INIF 5, the additional consideration agreed to at the inception of a derivative financial instrument represents is fair value at that time.  Therefore, it should be part of the initial fair value of the instrument rather than being subject to amortization, as required by Bulletin C-10.

Therefore, paragraph 90 of Bulletin C-10 is modified as follows:

“Financial assets and liabilities resulting from derivative financial instrument rights and obligations should be recognized at their fair value, which is initially represented by the contractual obligation (in the case of assets and liabilities) and additional cash flows received or given in order to adjust these instruments to their fair value at the beginning of the operation. Transaction costs should be amortized in the period in which the operation is performed”.

INIF 6                                         Timely Designation of a Hedge

This interpretation incorporates a modification of paragraph 51.a) of Bulletin C-10 provided that the formal designation of a hedge on a subsequent date has prospective effects from the moment the formal designation conditions are fulfilled, conditions that include formal documentation of the hedge and requirements to be considered as a hedge.

INIF 7                                         Application of Comprehensive Income or Loss Generated by Cash Flow Hedges on a Non-Financial Assets Forecast Transaction

This interpretation modifies paragraphs 105, 106 and 110 of Bulletin C-10, Derivative Financial Instruments and Hedging Operations, permitting the capitalization of profits or losses associated with the cost of a non-financial asset (whose price is fixed by means of the hedge), that have been recognized in stockholders’ equity as part of comprehensive income or loss generated by a cash flow hedge.

These standards will be applicable to fiscal years beginning on January 1, 2008.

The exposure draft period of NIF D-8, Share-Based Payments, has concluded. This NIF is pending issuance by the Issuing Board of the CINIF.

The intention of the Center of Investigation and Development (CID) of the CINIF, in assuring that these standards will be applied from 2008, consists of publishing such standards in order that they will be implemented as soon as possible.

As of the date of these financial statements, the Company is in the process of determining the effects of adopting these new standards.

6.                            Foreign Currency Position

As of December 31, assets and liabilities receivable and payable in foreign currency are summarized as follows:

	2007		2006
U.S. dollars
Monetary assets	US$	50,520	US$	41,110
Monetary liabilities	(1,418)		(1,044)

Net position in dollars	US$	49,102	US$	40,066

Equivalent to Mexican pesos	$536,165		$433,076

Exchange rates used to convert balances in foreign currency into Mexican pesos were $10.9195 and $10.8090 respectively, as of December 31, 2007 and 2006. On the issuance date of the accompanying consolidated financial statements, the exchange rate was $10.5590 pesos per U.S. dollar.

	2007		2006
Chilean pesos

Monetary assets	Ch$	997,627	Ch$	1,764,695
Monetary liabilities	(1,394,197)		(1,288,038)

Net position in Ch$	Ch$	(396,570)	Ch$	476,657

Equivalent to Mexican pesos	$8,715		$9,676

Exchange rates as of December 31, 2007 and 2006 were $0.0220 and $0.0203 per Ch $1.00 respectively.  On the issuance date of the consolidated financial statements, the exchange rate was $0.0243 per Chilean peso.

Transactions denominated in foreign currency during the fiscal years ended December 31, 2007 and 2006 (excluding fixed asset purchases), are summarized as follows:

	2007		2006
Expenditures:
Purchases	US$	2,997	US$	3,230
Loan commissions	6		36

	US$	3,003	US$	3,266

7.                            Investments in Securities

Investments in securities are integrated as follows:

	2007	2006
Inter-financial Services, Ltd.
Investment portfolio	$—	$5

BBVA, BANCOMER, S. A.
CETES	2,250	4,884
Investment portfolio	189,146	852,112

Banco Santander, S.A.
Investment portfolio	463,874	—

Value, S.A. de C.V.
Debt instruments	374,143	—

GBM Grupo Bursátil Mexicano, S.A. de C.V.
Investment portfolio	193,999	474,641

Interacciones Casa de Bolsa, S. A. de C. V.
Investment portfolio	575,075	43,432
L.P. debt instruments	102,584	260,216

GBM INTERNATIONAL INC.
Investment portfolio	325,046	37,134

Other	68,449	304,790

Total of investments in securities	$2,294,566	$1,977,214

8.                            Trust Fund

This account is integrated as follows:

	2007	2006

Irrevocable Administration Trust and Source of Payment No. 528290 denominated in Mexican pesos signed by Triturados Basálticos y Derivados, S. A. de C. V. with Banco Nacional de Comercio Exterior, S.N.C. with the purpose of paying recognized creditors by virtue of the definitive judgment obtained in during the Company’s bankruptcy process.	$42,056	$41,453

Irrevocable Administration Trusts and Source of Payment No. 10251 and 10252, signed by PACSA with Banco Nacional de Comercio Exterior, S. N. C., in which a reserve fund is created for payments to the Social Security, Housing Fund and other various obligations.	—	35,118

Trust No. F/1403 of Triturados Basálticos y Derivados, S. A. de C. V., with Banco Inbursa with the purpose of managing the collection rights of the construction contract with the Social Security Administration.	116	47

Trust F/247006 of Concesionaria Monarca, S.A. de C.V. with Banco HSBC México, S.A. to manage the resources resulting from the operation of the concession and related matters.	4,435	—

Other trusts	13,298	6,897

Total of trust funds	$59,905	$83,515

9.                            Restricted Short and Long-term Trust Funds (See Note 19)

This account is integrated as follows:

	2007	2006
Trust No. 10250 signed by Promotora y Administradora de Carreteras, S. A. de C. V. (PACSA), with the purpose of carrying out the issuance of preferred and subordinate Security Certificates, based on collection rights of the concession of the México-Toluca highway. Application of the equity of the trust is principally to cover tax payments related to PACSA as well as other settlement payments determined by the definitive judgment of the company’s bankruptcy proceedings.	$224,130	$65,118

Trust No. 10237 signed by PACSA and Promotora de Autopistas del Pacífico, S. A. de C. V. (PAPSA), in order to carry out the issuance of Security Certificates related to the concession of Ecatepec - Pirámides and Armería — Manzanillo highways.	875,433	676,612

Trust No. 1344 with Banco Inbursa, S. A. Institución de Banca Múltiple, signed with Concesionaria Pac, S. A. de C. V., with the purpose of carrying out the issuance of Security Certificates, based on the collection rights related to the concession for the Peñón — Texcoco highway.	196,730	209,012

Irrevocable Administration Trust and Source of Payment No. 11027448 of October 30, 2005 signed by Autopisa Tenango — Ixtapan de la Sal, S. A. de C.V., Pinfra Sector Construcción (formerly Tribasa Sector Construcción, S. A. de C. V.) and Triciesa, S. A. de C. V. (merged with Pinfra Sector Construcción, S.A. de C.V. (formerly Tribasa Sector Construcción, S.A. de C.V.) with Scotiabank Inverlat with the purpose of carrying out the issuance of Security Certificates based on the collection rights of the Autopista Tenango - Ixtapan de la Sal concession.	79,254	88,220

Trust 1486, signed with Banco Inbursa, S. A. de C. V. signed with Concesionaria Zonalta, S. A. de C.V., with the purpose of carrying out the issuance of Security Certificates.	261,456	591,890

Trust 574 signed with Banco Invex, S.A. Institución de Banca Múltiple signed with Concemex, S. A. de C. V., with the purpose of carrying out the issuance of Security Certificates.	71,730	92,805

Trust 80481 of Promotora y Administradora de Carreteras, S. A. de C. V. with Nacional Financiera, S. N. C. Institución de Banca Múltiple, with the purpose of carrying out the issuance of Security Certificates.	614,344	804,168
Total restricted trust funds	2,323,077	2,527,825
Less: Current portion of restricted trust funds	933,781	1,042,224
Less: Toll funds designated for payment of collection rights (see Note 19)	224,165	221,412

Long-term restricted trust funds	$1,165,131	$1,264,189

10.                     Account and notes receivable, net

	2007	2006

Trade accounts receivable	$187,108	$255,456
Authorized work receivable	240,816	231,613
Work in-process to be authorized	3,201	1,069
Officers and employees	238	962
Recoverable taxes	175,508	178,301
Sundry debtors	26,715	25,502
	633,586	692,903
Allowance for doubtful accounts	(250,636)	(243,640)

	$382,950	$449,263

11.                     Inventories

	2007	2006

Finished goods	$12,661	$14,429
Raw materials	2,701	4,196
Materials and spare parts	52,839	46,534
	68,201	65,159
Allowance for obsolete inventories	(2,032)	(2,118)
	66,169	63,041
Supplier advances	68,664	13,074

	$134,833	$76,115

12.                     Real estate inventory

	2007	2006

Real estate participation certificates	$52,862	$—
	$52,862	$—

13.                     Construction Projects (Backlog)

The following table presents the Company’s backlog in process. Values represent the contracts approximated value as of December 31:

	2007	2006

Balance as of January 1	$55,144	$24,161
Effects of inflation on initial balance	2,109	980
	57,253	25,141
New contracts and modifications	9,248	121,759
	66,501	146,900
Less:
Construction income recognized	53,896	91,756

Balance as of December 31	$12,605	$55,144

14.                     Real estate, land held for mineral deposits, machinery and equipment

	2007	2006

Land held for mineral deposits	$456,619	$461,259
Buildings	398,466	395,269
Construction machinery and equipment	833,485	824,852
Vehicles	118,638	71,777
Office furniture, equipment and computers	103,046	112,952
	1,910,254	1,866,109
Accumulated depreciation	(976,778)	(893,515)
	933,476	972,594
Land	193,246	191,603

	$1,126,722	$1,164,797

Extraction of mineral deposits depends on the authorization and annual renewals obtained by the corresponding authorities. The administration considers that the Company will not experience difficulty in obtaining the necessary annual authorizations.

Depreciation expenses for the years ended December 31, 2007 and 2006 amounted to $45,606 and $47,042, respectively.

15.                     Summary of Concessions

The participation in concession projects is as described below:

Highway Concessions in Mexico:

	Expiration date of the	Date of	Equity percentage		Investment balance as of December 31
Concessionaire/Concession	concession	operation	2007	2006	2007	2006

Securitized Highway Concessions
Promotora y Administradora de Carreteras, S. A. de C.V. (“PACSA”)
México — Toluca	2030	Oct. 1990	100%	100%	$1,216,141	$998,536

Concesionaria Ecatepec-Pirámides, S.A. de C.V. (CEPSA)
Escindida de PACSA

Ecatepec — Pirámides	2011	Dec. 1991	100%	100%	898,808	1,077,291

Promotora de Autopistas del Pacífico, S.A. de C.V.

Armería — Manzanillo	2020	Dec. 1991	100%	100%	646,012	687,643
Libramiento Manzanillo (1)	2020	Oct. 1994	100%	100%	449,570	478,541

	Expiration date of the	Date of	Equity percentage	Investment balance as of December 31
Concessionaire/Concession	concession	operation	2007	2006	2007	2006

Autopista Tenango Ixtapan de la Sal, S.A. de C.V.	2026	Apr 1995	100%	100%	308,507	324,481

Concemex, S.A. de C. V.
Atlixco San Marcos	2036	May 1995	100%	100%	677,706	701,307

Concesionaria Zonalta, S.A. de C.V.
Santa Ana — Altar	2035	Aug 2006	100%	0%	952,080	558,407

Subtotal 1					$5,813,540	$5,513,063

No Securitized Highways:
Concesionaria Monarca, S.A. de C.V.
Zitácuaro — Lengua de Vaca	2037	Nov 2007	100%	0%	130,435	—

Subtotal 2					$130,435	$—

Other Concessions in Mexico
Triturados Basálticos y Derivados, S. A. de C. V. (TBD)
Estacionamiento Centro Nacional de las Artes CENART”	2005	May 1995	100%	100%	24,106	28,415

Others					53,151	70,913
Subtotal 3					$77,257	$99,328

Investment in concessions					$6,021,232	$5,612,391

(1)                        As the government of Colima delivered the stretch of the Manzanillo beltway to the Company, the construction cost of this stretch was added to the investment amount of Armería-Manzanillo, and the term of the concession has been extended for five years and five months, for a total of 30 years.

16.                     Investments in Concessions

Investments of the Company in concessions as of December 31 are as follows:

	2007	2006

Finished and operating projects	$5,620,637	$5,041,409
Projects in-process
Cost of construction	351,241	570,982
Capitalized comprehensive financing results	49,354	—
	400,595	570,982

Balance as of December 31	$6,021,232	$5,612,391

The accrued cost and amortization of finished and operating projects are as follows:

	2007	2006

Finished and operating projects	$13,061,896	$12,306,783
Less:
Accumulated amortization	7,040,664	6,694,392

Net value	$6,021,232	$5,612,391

The net value corresponds to the investment in concessions as if these had not been securitized.  The amortization effect charged to results amounted to $309,214 and $340,570 in 2007 and 2006, respectively.

The information related to non-securitized highways in Mexico is as follows:

a)                            Zitácuaro — Lengua de Vaca

Concession granted to Concesionaria Monarca, S. A. de C. V. for 30 years beginning November 9, 2007, for the operation, use and maintenance of the stretch of high specification  highway known as “Zitácuaro-Lengua de Vaca” located in the outer limits of the State of Michoacán and the State of Mexico, in the municipality of Zitácuaro, Michoacán with a 11.84-kilometer length.

b)                           Libramiento Manzanillo (see Note 19)

The Libramiento Manzanillo in the State of Colima is a 19-kilometer highway that connects the Armería-Manzanillo highway to the federal road that runs parallel to the Pacific Coast. This concession was granted as an addendum to the Armería-Manzanillo concession granted to PAPSA in May 1994 and its construction was completed in October of the same year. The concession has a term of 21 years and expires in 2015.

The Government of the State of Colima negotiated with the Company to unincorporate the bypass from the concession in order that the bypass operate as a toll-free road, thereby providing free access in order to promote economic growth in the City and Port of the  Manzanillo municipality.  On February 3, 2006, the Federal Government, through the Ministry of Transport, excluded the Libramiento Manzanillo from the original concession.

The integration of other concessions in Mexico is detailed below:

a)                            Centro Nacional de Artes parking facilities

Concession granted to Triturados Basálticos y Derivados, S. A. de C. V., on November 17, 1994 for the construction, equipping, and operation of the Centro Nacional de las Artes parking facility, in Mexico City with a term of 10 years. Operations commenced on May 3, 1995.

Based on the nearing expiration date of the concession, the Company determined that it was not going to recover its investment in this concession the Company and thus sent a letter addressed to the Banco Nacional de Obras y Servicios Públicos, S.N.C. (Banobras), trustee in the Trust to Support the Construction of “Centro Nacional de las Artes” to negotiate a modification in the concession in order that the Company recover its investment.

As the Company had not received a response from its letter, on June 23, 2005, the Company brought an action against Banobras, because of the noncompliance of its contractual obligations related to the financing of Architectonic Projects, the construction and equipping of the Parking of the National Center of Arts, as well as its Management, Commercial Operation and Maintenance.

In its claim, the Company has requested recovery of its investment, including lost resources from the operation of the concession, service payments, costs and expenses related to the lawsuit itself.

In response, on June 30, 2005, Banobras brought an action against Triturados Basálticos y Derivados, S. A. de C. V., asking for the delivery of the parking lot assets as well as the payment of gross income received from its operation.

As of the date these consolidated financial statements were originally issued, the Company was still operating the parking lot, as it was retained as a pledge in projection of the rights to manage, operate and maintain  the parking lot in question.

Two injunctions related to the aforementioned lawsuits have been presented.

b)                           Cancún Waste Disposal

Concession granted to Triturados Basálticos y Derivados, S. A. de C. V., on March 15, 1994, for the municipal public services in Cancún, Quintana Roo, for the collection of waste and the operation and maintenance of the processing facility. The concession term is 20 years.

On March 2, 2006, the Company entered into an agreement with the Municipality of Benito Juárez, Quintana Roo for the termination of obligations and settlement in relation to the concession of the municipal service for the clearing and use of the sanitary filling, dated March 11, 1994, and its respective modifications. Both parties agreed on an early termination of the concession, based upon a settlement via payment of $45,108 to the Company, such that no further action would be taken by the Company against the Municipality.

c)                            Altamira Port

Concession granted in 1996 to Infraestructura Portuaria Mexicana, S. A. de C. V., for the operation and maintenance during 20 years of the Port Terminal of the Altamira Port, in the State of Tamaulipas.

d)                           Other Concessions

Other concessions consist of an agreement signed on December 4, 1996 by Mexicana de Gestión de Agua, S. A. de C. V. (MGA) and the Municipal Organization, the operator of wastewater treatment and distribution services in the City of Navojoa, Sonora, for such water distribution services to be provided by MGA.

17.                     Investments in Related Companies

As of December 31, investments in related companies are:

	Equity Percentage		Investment Balance
Entity	2007	2006	2007	2006

Grupo Concesionario Metropolitano, S. A. de C. V.	50%	50%	$1	$1

Concesionaria Purépecha, S.A. de C.V.	50%	0%	97,677	—

Others (1)			2,909	3,961

			$100,587	$3,962

(1)                        As of December 31, 2007 and 2006, these long-term investments were written down to their market value.

The summary of the financial information of the main companies comprising the aforementioned investments as of December 31 is as follows:

	2007	2006

Current assets	$897,116	$402,307
Other assets	680	50,824
	897,796	453,131
Less:
Current liabilities	364,445	23,990
Long-term liabilities	—	5,568

Net assets	$533,351	$423,573

Income	$—	$24,642
Gross profit	$—	$6,358
Profit (loss) in the fiscal year	$—	$(2,459)

Company Equity in:
result of the fiscal year	$—	$(535)

Net assets	$265,368	$170,011

(Less):
Impairment reserve	164,782	166,049
Net assets after impairment	$100,586	$3,962

Following is a description of concessions held by the equity method investees:

a)                           Morelia-Airport-Entronque Highway and Mexico-Guadalajara Highway

During 2007, the Company made an investment of 50% in Concesionaria Purépecha, S. A. de C. V., which owns the concession to build, operate, use, and maintain the 22.60-kilometer stretch of high specification highway located between the federal highway Morelia-Maravatío, vía Charo and the Autopista de Occidente, which includes the rights-of-way to operate the highway, other existing works constructed on the highway and other property which comprises the highway, as well as related auxiliary services offered.

The term of the concession is 30 years beginning February 13, 2007 and its operation will begin in 2008.

b)                          Elevated Train

The Company has an investment of 50% in Grupo Concesionario Metropolitano, S. A. de C. V., which hold the concession to build and operate the elevated Electric Train Line between Mexico City and the State of Mexico. The construction of the Electric Train Line has not begun yet for reasons beyond the Company’s control; the concession term will end in 2013. In connection with this project, the Company has not recognized any income. Therefore, the recovery of the Company’s investment balance is subject to the performance and operation of the project.

Due to the uncertainty of the Project of Grupo Concesionario Metropolitano, S. A. de C. V., the Company has a recognized an impairment of its investment in this company.

18.                     Other Deferred Assets

As of December 31, other deferred assets are integrated as follows:

	2007	2006

Security certificate issuance costs	$1,557,334	$1,756,473
Accumulated amortization	(269,391)	(259,197)
	1,287,943	1,497,276
Other deferred charges	211,089	240,846
Guarantee deposits	59,058	30,176
Goodwill	4,205	4,431
Other assets	1,816	2,098

	$1,564,111	$1,774,827

19.                     Assigned Collection rights (Securitizations)

Assigned collection rights represent security certificates issued by Trusts, which such obligations will be paid via toll collection rights transferred to the Trusts from PAPSA, PACSA, Concesionaria Pac, S. A. de C. V., Autopista Tenango Ixtapan de la Sal, S.A. de C.V., Concemex, S. A. de C. V. and Concesionaria Zonalta, S. A. de C. V.

Current and long-term security certificates and the related interest are presented separately in long-term liabilities in order to separate their effect from the working capital of the Company, due to their long-term nature.

The integration of Trusts is as follows:

Issuing Trust		2007	2006	Characteristics

a)	NAFIN 80481			Public offering of 11,137,473 security certificates with a par value of one hundred UDIs, expiring February 15, 2028. Payable semiannually from April 7, 2006, at a 5% annual fixed rate.
	Mexico-Toluca	$4,000,966	$4,268,575

b)	NAFIN 80481			Public offering of 3,646,559 security certificates with a par of 109.502703 UDIs, with expiration on February 15, 2030. Payable semiannually from April 7, 2006, at an 8.85% annual fixed rate.
	Mexico-Toluca	1,421,202	1,552,001

c)	INBURSA 1344

Public offering of $1,850,000,000 by issuing 185,000,000 senior notes with face value of one hundred pesos 00/100 M.N., payable in 33 semiannual payments and maturing on December 2, 2021. The interest rate is variable, for which reason the Company will enter into a hedge to limit the interest rate to 13%.

	Peñon-Texcoco	1,805,928	1,898,875

d)	Scotiabank 11027448

Public offering of 1,949,812 security certificates with a par of 100 UDIs, payable in 33 semiannual payments from the second expiration date of interest payable, expiring on October 04, 2022. The annual interest rate is 6.75% on the remaining balance.

	Tenango-Ixtapan de la Sal	758,806	764,247

e)	Bancomext 10237

Public offering of 590,385,200 investment units through the issuance of 5,903,852 security certificates with a par of 100 UDIs, expiring in 2015, payable semiannually from November 18, 2003, bearing interest at an annual fixed rate of 4.95%.

	Ecatepec- Piramides	1,766,271	1,900,514

f)	Inbursa 1486

Public offering of 423,532,900 investment units through the issuance of 4,235,329 security certificates with a par of 100 UDIs, expiring on December 11, 2031, bearing interest at an annual fixed rate of 5.4%.

	Santa Ana- Altar	1,665,747	1,665,070

g)	Invex 574

Public offering of 143,841,800 investment units through the issuance of 1,438,418 subordinated security certificates with a par of 100 UDIs, expiring on September 4, 2026, bearing interest at an annual fixed rate of 5.83%.

	Atlixco-Jantetelco	458,143	480,672

		$11,877,063	$12,529,954

Expiration dates of long-term security certificates are as follows:

Year	Amount

2009	$358,512
2010	419,671
2011	491,272
2012	423,595
Subsequent years	9,936,346

$11,629,396

The summary of reclassified accounts as of December 31, 2007 and 2006 are as follows:

	2007	2006

Current portion of assigned collection right payable	$301,062	$247,753
Accrued interest	170,770	176,983
Restricted funds in trust for payment of security certificates	(224,165)	(221,412)
	247,667	203,324
Plus — Long-term security certificates	11,629,396	12,326,630

	$11,877,063	$12,529,954

The most important aspects of security certificates executed during the fiscal year are described below:

a)                            On April 7, 2006,the irrevocable Trust agreement No. 80481 was signed for the issuance of preferred security certificates and subordinated security certificates that NAFIN (the “NAFIN Trust 80481”) grants by a unilateral declaration. The Trust agreement was signed by PACSA as the trustor and NAFIN as the trustee. Trustees in the first place are holders of the preferred security certificates and, PACSA, in the fourth and fifth place.

PACSA transferred to the NAFIN Trust 80481 all its collection rights, including its collection rights subsequent to the termination of the concession, the Government compensation, as well as any other right or assets related to the Mexico — Toluca highway.

The NAFIN Trust 80481 was constituted in order to issue preferred security certificates and subordinated security certificates, securitized by future tolls of the Mexico — Toluca highway. The NAFIN Trust 80481 uses toll fees, after the payment of the VAT, operating expenses and the upkeep of the highway, to create a reserve account for the benefit of the holders of the security certificates.

After using funds to pay security certificates, the Ministry of Finance and PACSA will have the right to receive income from the highway tolls after the payment of the VAT, operating expenses and the maintenance of the highway during the remaining term of the concession, up through fifteen working days before the termination of the concession, in accordance with the percentage indicated by the Insurance Company to the trustee. On the sixteenth day before the termination of the concession, the income obtained from tolls will be reverted in favor of PACSA.

On April 7, 2006, the obligations existing as of December 31, 2005, have been refinanced. These obligations were related to the preferred and subordinated security certificates issued in 2003 through the Bancomext Trust 10250. The Mexico — Toluca highway collection rights have been transferred to the Trust constituted for this purpose, that is, the NAFIN Trust 80481 to which all assets existing in the Trust 10250 were contributed, including the collection rights of the highway.

The new Trust issued preferred security certificates denominated in UDIs up to an amount equivalent to $5,569,959. The new preferred security certificates have a guarantee insurance issued by MBIA, in terms similar to those of the financial guarantee insurance of the original preferred security certificates.

Resources derived from these new preferred security certificates were used to pay the remaining balance of preferred security certificates issued by the Trust 10250 and the corresponding issuing expenses. The new subordinated security certificates replaced subordinated security certificates issued through the original Trust.

b)                           On August 30, 2006, Concesionaria Zonalta, S. A. de C. V. entered into, with Banco Inbursa, S. A., Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, an Irrevocable Administration Trust and Source of Payment No. 1486 contract for the transfer of collection rights, as well as all current and future toll fees related to the highway in question, indemnity rights, any right to extend the concession and the right to receive any amount or assets from the government authority, in order to issue security certificates with the main source of repayment being the collection rights and toll fees derived from the highway.

c)                            On September 15, 2006, Concemex, S. A. de C. V. and Región Central de Autopistas, S. A. de C. V. signed the Irrevocable Administration Trust and Source of Payment No. 574 agreement with Banco Invex, S. A. Institución de Banca Múltiple, Invex Grupo Financiero, Trustee, through the transfer to the Tustee of the collection rights as well as all current and future toll fees related to the highway, indemnity rights, any right to extend concessions  and the right to receive any amount or assets from the government authority, in order to issue security certificates with the source of repayment composed of collection rights and fees derived from tollbooths.

d)                           On October 03, 2005 Autopista Tenango-Ixtapan de la Sal, S. A. de C. V., Pinfra Sector Construcción, S.A. de C.V. formerly Tribasa Sector Construcción, S. A. de C. V. and Triciesa, S. A. de C.V. (merged with Pinfra Sector Construcción, S.A. de C.V. previously Tribasa Sector Construcción, S. A. de C. V.), signed a modification agreement to the Original Trust Agreement and an Administration Irrevocable Trust with Scotiabank Inversa, S. A. Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, División Fiduciara, to transfer to the trustee, the rights to current and future tolls, indemnity rights and all the remaining assets of the original trust, with the purpose of issuing security certificates.

e)                            On December 17, 2004, Concesionaria Pac, S. A. de C. V., signed an Administration Irrevocable Trust with Banco Inbursa, S. A., to transfer to the trustee of the right to current and future tolls, indemnity rights and all the remaining assets of the original trust, with the purpose of issuing security certificates. The execution of this trust has been subject to the payment of ordinary trust certificates of the trust agreement 1008 signed with Banca Interacciones, that were to expire in 2009 but allowed early payments.

f)                              On May 29, 2003, the Irrevocable Trust Agreement No. F/10237 for the issuance of security certificates (ARMEC 03U) was signed. This agreement was signed by Promotora de Autopistas del Pacifico, S. A. de C. V. (PAPSA) and Promotora y Administradora de Carreteras, S. A. de C. V.  (PACSA), holders of concession rights of the Ecatepec — Pirámides and Armería Manzanillo highways, PAPSA and PACSA as trustor and BANCOMEXT as trustee.

g)                           PAPSA and PACSA transferred to the BANCOMEXT Trust 10237 all their collection fees, collection fees subsequent to the termination of the concession, government compensation, and any other right or assets with respect to Armería — Manzanillo and Ecatepec — Pirámides highways.

The objective of the trust is the issuance of security certificates pledged with future toll income of highways. The BANCOMEXT Trust 10237 uses the toll fees, after the payment of the VAT, operating expenses and highway maintenance, to create a new reserve account for the benefit of the holders of the security certificates. Once payment of the security certificates is made, the right to receive toll income during the remaining term of the concessions together with any balance of reserve accounts will be in favor of PAPSA and PACSA, respectively.

h)                           On September 19, 2003, the Irrevocable Trust Agreement No. F/10250 for the issuance of preferred security certificates (CONSVEN 03-U) and subordinated security certificates (CONSVEN 03-2U) was signed. This agreement was signed by PACSA, holder of the concession rights of the México-Toluca highways, as the trustor and BANCOMEXT as the trustee.

PACSA transferred to the BANCOMEXT Trust No. 10250 all its collection fees, collection fees subsequent to the termination of the concession, government compensation, and any other right or assets with respect to the México-Toluca highway.

The objective of the trust is the issuance of preferred security certificates and subordinated security certificates, pledged with future toll income of highways. Once payment of the security certificates is made, the right to receive toll income during the remaining term of the concessions together with any balance of reserve accounts will be in favor of PACSA.

The source of funds for the payment of the security certificates value and the payment of related interest is exclusively from the collection tolls  from road tolls and other properties and rights that are part of the BANCOMEXT Trusts 10237 and 10250.

The preferred security certificates have a guarantee insurance policy for each Trust, granted by MBIA, insurance company in New York, United States of America. This insurance policy guarantees payment of capital and interest of security certificates to the holders of such. If there is a failure to pay on behalf of the Company and the insurance company has to use the policy, MBIA will receive the Trust capital, shares of Tribasa Sector Concesionarias, S. A. de C. V., PACSA and PAPSA and residual rights of referred trusts. Except for these guarantees, the Company will not have any further responsibility.

The subordinated security certificates do not carry any guarantee insurance policy with respect to their payment. Tolls from highways are thus their only source of payment. Therefore, if for any reason this source of funds is not enough to permit the trustee to pay and comply with obligations related to obligations, on the trustees, and not the Company, will be responsible for these payments.

Nevertheless, Company management considers that highway tolls will be sufficient to cover the principal and interest of those subordinated security certificates.

Payments of principal and interest of subordinated security certificates anytime before the expiration date of the insurance policy will be subject to:

1.                           The trustee must have had paid principal and interest of preferred security certificates on the programmed date.

2.                           100% of the required amount of the debt reserve fund should have been established.

3.                           The issuer should have received a fulfillment notice related to the two payment periods prior to the payment date.

4.                           Fund availability in the subordinated debt account.

According to the definitive judgment in the Company’s concurso mercantil (Mexican bankruptcy proceedings),  payment to creditors recognized in the creditors’ agreement was established, including government credits in favor of the Ministry of Finance as well as the Social Security, the Housing Fund, the Government of the Federal District and State Governments.

In order to obtain funds for the payment to recognized creditors, security certificates were issued and in the case of the payment of taxes, subordinated security certificates were issued.

In order to pay to the aforementioned creditors, on March 28 and December 1, 2003, Administration Irrevocable Trust agreements were signed. Trustees in the first place are the recognized creditors and the Ministry of Finance.

20.                     Tax Provisions and Deferred Income Tax

The consolidated deferred tax amounts shown in the consolidated financial statements represents the sum of deferred taxes determined in each of the Company’s consolidated subsidiaries.

Since 2004, the Company’s Chilean subsidiary did not recognize deferred income tax assets as insufficient evidence existed regarding the probability of their recovery through future taxable income or for the probable use of tax loss carryforwards.

Deferred taxes are mainly generated from the capitalization of interest in certain construction projects (mainly in highway concessions).

The Company has reserved a portion of its deferred income assets generate by tax loss carryforwards. In spite of future business expectations, there is no certainty of materialization of the Company’s business strategy or the future profits estimated by the Company. Therefore, those assets will be recognized as the Company’s new business expectations are realized and taxable profits are generated.

On December 23, 1992, the Ministry of Finance granted to the Company the authorization to consolidate its fiscal results from January 1, 1993. Subsequently, tith an official note dated June 11, 2003, the Ministry of Finance notified Pinfra and all its subsidiaries, that it was no longer allowed to consolidated for tax purposes, with retroactive effect as from the fiscal year 2000. Therefore, as of such date, the Company’s subsidiaries must comply with their tax obligations individually. In addition, Pinfra is required to pay taxes resulting from tax deconsolidation.

On July 23, 2003, the Ministry of Finance issued a liquidation communication in which determined the tax to be paid by Pinfra as a result of tax deconsolidation. This tax was paid in December 2003 by Promotora y Administradora de Carreteras, S. A. de C. V., a subsidiary company that previously had taken on responsibility of the obligations of Grupo Tribasa, S. A. B. de C. V.  The aforementioned tax obligation formed part of the definitive judgment in the Company’s Mexican bankruptcy proceedings.

Income taxes expenses are as follows:

	2007	2006

Deferred income tax	$107,217	$79,926
Current income tax	77,491	6,369
Asset tax	26,728	(27,972)

	$211,436	$58,323

21.                     Retained Earnings

Retained earnings include the statutory legal reserve.  The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved.  The legal reserve must be replenished if it is reduced for any reason.

Any other capital reserves shall be approved by stockholders.

Dividend tax is calculated based on the “Net Taxable Income Account (CUFIN)” determined by the Company in conformity with the procedures established by the Income Tax Law.

The Company should not declare or pay dividends if it does not receive dividends from its subsidiaries. The Company and some of its subsidiaries are also prohibiting from declaring or paying dividends as part of the covenants of certain of its debt obligations for security certificates that have been placed in the domestic market. In 2007 and 2006, the Company and its subsidiaries had not declared or paid dividends.

22.                     Contingencies and Commitments

a)                            The Company is party to certain lawsuits stemming from its normal business activities. According to the Company’s legal advisers, Company management considers that these lawsuits will be resolved without any adverse effect on the consolidated financial position of the Company or on the results of its operations.

b)                           The Company is responsible for the compliance of construction contracts and the management of advance payments from customers for which bonds were granted.

c)                            Certain tax differences may arise if the tax authorities review the Company’s annual tax returns; if their interpretation of the criteria utilized by the Company differs from that of the Company consider that the amounts used by the Company in such transactions are not similar to those used with or between independent parties in comparable transactions.

d)                           The Company is also involved in legal affairs with certain creditors, as a result of the noncompliance of payments and commitments included in agreements in effect as of December 31, 2007, for which a liability has not been recognized as the Company does not believe an adverse outcome is probable.

e)                            The Company carries out operations with related parties. Therefore, certain tax differences may arise if the tax authorities consider that the amounts used by the Company in such transactions are not similar to those used with or between independent parties in comparable transactions.

f)                              With regard to the service agreement for the operation and maintenance of the water treatment and distribution system mentioned in Note 18, the Government Board of Navojoa, Sonora, initiated an administrative proceeding for the rescission of the service agreement, with resolution on September 1, 2005, declaring the rescission of the agreement, alleging noncompliance by the Company of its obligations in the contract, and requiring the immediate delivery to the Board all materials and accounting management of the water treatment and distribution service, as well as the property used to provide the service in question, including cash, and rights belonging to the management.

On September 5, 2005, the aforementioned resolution was put into effects, after which Mexicana de Gestión de Agua, S. A. de C. V., was dispossessed of the property subject of the rescinded agreement, including personal property and real estate of third parties.

Mexicana de Gestión de Agua, S. A. de C. V., brought an injunction against the resolution of September 1, 2005, pronounced by the Government Board in Navojoa, Sonora. However, it was rejected. Nevertheless, it brought an appeal by means of which an injunction was granted and the 7th judge of the district in the State of Sonora requested the corresponding authority to comply with the writ of execution.  Such writ required the immediate delivery to the Company of the water service operation.  The authority in question declared it juridical impossibility to comply with this writ of execution. This case is still in process.

23.                     Segment and Geographic Information

The Company’s main activities are related to the following:

I.                               The construction of roads, civil and infrastructure works, as well as industrial facilities (construction);

II.                           Operation and maintenance of highways, ports and other concession services; and

III.                       Production and sale of materials for construction.

Some general and administration expenses corresponding to subsidiaries dedicated to activities different from construction segments and concessions have been included in such segments based on the nature of the incurred expense.

A summary of the Company operations divided into segments and geographic areas is presented below:

Segment Financial Information:

2007	Concession	Construction	Plants	Total

Revenues	$2,668,955	$583,600	$334,771	$3,587,326
Intercompany revenues and others	339,623	76,739	22,395	438,757
Total revenues	$2,329,332	$506,861	$312,376	$3,148,569
Gross profit	1,392,526	11,635	66,343	1,470,504

Operating income	$1,375,822	$(2,333)	$45,360	$1,418,849

Total assets	$11,916,335	$1,932,516	$1,258,677	$14,107,528

Acquisition of fixed assets	26,158	10,062	6,854	43,074

Investments in associated companies	—	100,587	—	100,587

Depreciation and amortization	327,913	18,132	8,775	354,820

Total liabilities	$11,578,041	$732,875	$59,469	$12,370,385

2006	Concession	Construction	Plants	Total

Revenues	$2,607,178	$114,984	$417,816	$3,139,978
Intercompany revenues and others	369,513	35,572	27,757	432,842
Total revenues	$2,237,665	$79,412	$390,059	$2,707,136
Gross profit	1,250,067	11,453	56,979	1,318,489

Operating income	$1,142,413	$8,145	$31,407	$1,181,965
Depreciation of goodwill	443	2	12	457

Total assets	$12,715,233	$595,740	$804,159	$14,115,132

Acquisition of fixed assets	139,815	5,957	54,114	199,886

Investments in associated companies	—	3,962	—	3,962

Total liabilities	$12,851,853	$213,552	$211,203	$13,276,608

24.                     Other (Income) Expenses

In accordance with provisions contained in NIF B-3, Income Statement, the presentation of employee profit sharing has been reclassified to other expenses, as it is considered a benefit for employees.

During 2007, no employee profit sharing has been recognized as there was no basis for its determination. Nevertheless, in 2006, an amount of $31 recognized

25.                     Differences between MFRS and accounting principles generally accepted in the United States of America

The Company’s consolidated financial statements at and for the years ended December 31, 2007 and 2006 are prepared in accordance with MFRS, which differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Through December 31, 2007, MFRS required the comprehensive recognition of the effects of inflation on financial information, which was applied by the Company using a constant currency approach.  Accounting for the effects of inflation represented a comprehensive measure of the effects of price level changes in the Mexican economy during a time in which the country experienced high levels of inflation.  Inclusion of the effects of inflation was considered a more meaningful presentation during those years than the historical-cost approach generally required by U.S. GAAP.  Accordingly, the Company has relied on the accommodation available to it by the U.S. Securities and Exchange Commission (“SEC”) to retain the effects of price level changes recognized through December 31, 2007 on its consolidated financial information in the accompanying reconciliations of consolidated stockholders’ equity and net income.

Beginning January 1, 2008, the Company discontinued the recognition of the effects of inflation under MFRS, since Mexico is no longer considered an inflationary environment.  Inflationary effects included in the accompanying reconciliations to U.S. GAAP of consolidated net income and stockholders’ equity is solely with respect to foreign-sourced fixed assets, as discussed further in Note (iii) below.

The principal differences between MFRS and U.S. GAAP and their effects on consolidated net income for the years ended December 31, 2007 and 2006 and consolidated stockholders’ equity as of such dates, are presented below with an explanation of such adjustments:

	2007	2006
Reconciliation of net income
Net income according to MFRS	$569,408	$405,718
U.S. GAAP adjustments
(i) Recognition of gross profit on investment in concession	(796)	—
(i) Amortization related to recognition of gross profit on investment in concession	31,794	35,617
(ii) Amortization of debt issuance cost	(27,033)	92,975
(iii) Depreciation effect of specific indexation on foreign-sourced fixed assets	(17,814)	(13,794)
(iv) Amortization of land held for mineral deposits	852	1,012
(v) Labor obligations	(1,451)	649
Total U.S. GAAP adjustments before the effect of deferred income taxes	(14,448)	116,459
(vi) Deferred income taxes	4,046	(32,609)
Total U.S. GAAP adjustments	10,402	83,850
Net income according to U.S. GAAP	$559,005	$489,569

Reconciliation of stockholders’ equity
Stockholders’ equity according to MFRS	$1,737,143	$835,523
U.S. GAAP adjustments
(i) Recognition of gross profit on investment in concession	(319,398)	(318,602)
(i) Accumulated amortization related to recognition of gross profit on investment in concession	67,411	35,617
(ii) Accumulated of debt issuance cost	(85,700)	(58,667)
(iii) Reversal of specific indexation on foreign-sourced fixed assets	81,047	77,638
(iii) Accumulated depreciation effect of specific indexation on foreign-sourced fixed assets	(31,608)	(13,794)
(iv) Reversal of land held for mineral deposits	(437,757)	(437,757)
(iv) Accumulated amortization of land held for mineral deposits	1,864	1,012
(v) Labor obligations	(1,772)	(322)
Total U.S. GAAP adjustments before the effects of deferred income taxes	(725,913)	(714,875)
(vi) Deferred income taxes	203,256	200,165
Total U.S. GAAP adjustments	(522,657)	(514,710)
Stockholders’ equity according to U.S. GAAP	$1,214,486	$320,814

(i)                          Recognition of gross profit on investment in concession

Under MFRS, the Company accounts for its investments in concessions as long-term intangible assets.  Concession accounting under MFRS requires the Company to recognize revenues for construction services performed during the construction phase of the concessions or for subsequent upgrades to concession assets.  These construction revenues form part of the cost of the intangible asset.  Thus, the value of intangible assets related to concessions include profit margin from construction and upgrade services.

Under U.S. GAAP, the Company also accounts for its concession rights as long-term assets.  The value of the long-term asset is also represented by amounts incurred either to acquire the right to operate the concession or to construct or improve the concession assets.  However, U.S. GAAP does not explicitly allow the value of the long-term asset to include construction margin earned during the performance of construction services.  Accordingly, construction profit margin recognized within the intangible asset under MFRS has been reversed in the accompanying reconciliations of consolidated net income and stockholders’ equity to U.S. GAAP, along with the related amortization of such amounts during the periods presented.

(ii)                    Debt issuance costs

Under MFRS, debt issuance costs incurred on the issuance of security certificates are capitalized and amortized based on the outstanding balances of debt.

U.S. GAAP requires amortization of debt issuance costs using the effective interest method. The adjustments in the accompanying reconciliations to consolidated net income and stockholders’ equity represents the difference in the amortization methods. Significant variances occur in the adjustments each year given that payments made under the security certificates are not based on fixed amortization schedules but rather are determined based on the related tolls received that securitize each security certificate.

(iii)                Specific indexation on foreign-sourced fixed assets

Notwithstanding the accommodation provided by the SEC with respect to maintaining price level changes in financial information for entities that operate in inflationary environments as discussed in the introduction to this footnote, during the time in which the Company recognized the effects of inflation, it restated acquisition equipment of non-Mexican origin for inflation using the Modified Fifth Amendment allowed by MFRS. This approach utilizes the inflation index of the country of origin, applied to the historical cost of the asset in the foreign currency, subsequently translated to Mexican pesos using the exchange rate in effect at the most recent balance sheet date.  This approach is not an acceptable approach under the aforementioned SEC accommodation.

Accordingly, the accompanying reconciliations of consolidated net income and stockholders’ equity to U.S. GAAP reflect adjustments to index machinery and equipment of non-Mexican origin using the Mexican Consumer Price Index (“NCPI”), as permitted by the SEC accommodation, as well as the recalculation of the related depreciation expense.

(iv)                   Land held for mineral deposits

Under MFRS, the original acquisition cost of land held for mineral deposits was subsequently increased to reflect the fair value of the future mineral deposits the Company expected to extract from such land, as determined by an appraisal. Extracted mineral deposits from the land are then amortized to inventory at a value based on cubic meters extracted.

U.S. GAAP requires land to be recorded at its acquisition cost.  Subsequent increase in value to fair value based on appraisals is not permitted.  Accordingly, the adjustments in the accompanying reconciliations of consolidated net income and stockholders’ equity to U.S. GAAP reflect the reversal of the value in excess of cost recognized under MFRS and the related subsequent amortization.

(v)                       Labor obligations

This adjustment is principally comprised of immaterial differences related to the Company’s employee labor obligations from seniority premiums, pension plans and severance payments.  While the measurement principle is the same under both MFRS and U.S. GAAP, minor differences exist with respect to the Company principally related to (i) recognition of the fully underfunded or overfunded of labor obligations under defined benefit plans, through other comprehensive income, under U.S. GAAP and (ii) effective dates of adoption of actuarial accounting and changes to the Company’s employee benefit plans.

Additional disclosures required by U.S. GAAP, including the effects in other comprehensive income, as this is the only item of other comprehensive income generated by the Company’s operations, are not deemed material.

(vi)                   Deferred income taxes

The accounting for deferred income taxes under MFRS is similar to that required by U.S. GAAP, both requiring recognition of temporary differences stemming from comparison of the accounting and tax bases of assets and liabilities. The adjustments for deferred income taxes included in the accompanying reconciliations of consolidated net income and stockholders’ equity result from the differences in the value of assets and liabilities for accounting purposes under U.S. GAAP as a result of the aforementioned differences in accounting between MFRS and U.S. GAAP.

Under MFRS, net deferred income tax assets are classified as long-term in the balance sheet; U.S. GAAP requires their classification as current or long-term based on the asset or liability to which the temporary difference relates.

A reconciliation of the net deferred income tax asset from MFRS to U.S. GAAP, as well as the composition of the net deferred income tax asset under U.S. GAAP is as follows:

	2007	2006

Reconciliation of deferred income tax asset
Net deferred income tax asset under MFRS:	$7,818	$77,173
(i) Effect of recognition of gross profit on investment in concessions	70,556	79,236
(ii) Debt issuance costs	23,996	16,427
(iii) Effect of reversal of specific indexation on foreign-sourced fixed assets	(13,843)	(17,877)
(iv) Effect of reversal of land held for mineral deposits	122,050	122,289
(v) Effect of labor obligations	496	90
Total U.S. GAAP adjustments to net deferred income tax asset	203,256	200,165
Net deferred income tax asset under U.S. GAAP	$211,074	$277,338

	2007	2006
The main items originating a deferred income tax asset are:
Deferred income tax asset:
Effect of tax loss carry forwards	$655,072	$804,055
Valuation allowance on tax loss carry forwards	(591)	(22,771)
Advances from customers	431	125
Reserve for major maintenance and others	827	1,440
Other - Net	(12,764)	(41,027)
Deferred income tax asset	642,975	741,821
Deferred income tax liability:
Real estate, land held for mineral deposits, machinery and equipment	(20,733)	(33,217)
Investment in concessions	(369,774)	(390,302)
Advance payments	(41,395)	(44,460)
Deferred income tax liability	(431,901)	(467,979)
Recoverable tax on assets paid	—	3,495
Net deferred income tax asset under U.S. GAAP	$211,074	$277,338

Uncertain tax positions

U.S. GAAP provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an entity’s financial statements. A two-step approach with respect to recognition and measurement is required, wherein (i) a tax benefit is recognized if a position is more likely than not to be sustained upon examination by the tax authorities and (ii) the amount of the benefit is measured as the highest tax benefit that is greater than 50 percent likely to be realized.

During 2007, the Company did not have any uncertain tax positions that would have resulted in unrecognized tax benefits to be recognized as a liability or disclosed under U.S. GAAP.  The open tax years subject to review by the tax authorities are 2007 to 2011.

(vii)               Other presentation and disclosure differences

(a)          Restricted funds in trust as payment of security certificates — The Company maintains funds received from toll road collections in various trusts to cover the payment of its security certificates and the related interest payable.  Under MFRS, certain of these funds are presented net against the related security certificate.  Under U.S. GAAP, such amounts are presented separately as they are restricted in use.  Accordingly, as of December 31, 2007 and 2006, $224,165 and $221,412, respectively, of restricted funds offsetting assigned collection right obligations in the consolidated balance sheet would be presented within restricted funds, classified as current assets under U.S. GAAP.

Additionally, within the assigned collection right obligations presented in the consolidated balance sheet under MFRS, principal and interest of $471,832 and $424,736 as of December 31, 2007 and 2006, respectively, are classified as long-term liabilities.  Such amounts are classified as current liabilities under U.S. GAAP.

(b)         Discontinued operations — The Company has presented certain of its operations, mainly with respect to Chile, Ecuador and MGA, as discontinued operations within its consolidated balance sheets and statements of income under MFRS.  Such operations do not meet the definition of assets held for sale or discontinued operations under U.S. GAAP.  The effects on gross assets, gross liabilities and total costs, as they would be reflected in the U.S. GAAP balance sheets and statements of income, are included in Note 4b.

(c)        Advances to suppliers — In the accompanying MFRS consolidated financial statements, $68,664 and $13,074, as of December 31, 2007 and 2006, respectively; representing amounts in payments in advance have been included in the inventory balance.  Under U.S. GAAP, these amounts would be presented as other current assets, as they do not meet the definition of inventory.

(d)       Other expenses (income) — In the accompanying MFRS consolidated financial statements, $48,332 of other expenses and $61,368 of other income, for the years ended December 31, 2007 and 2006, respectively, have been included within other expense (income) in the consolidated statements of income. Such amounts are classified as operating expenses (income) under U.S. GAAP.

As a result of the aforementioned reclassifications, operating income under U.S. GAAP for the years ended December 31, 2007 and 2006 would be $1,367,516, and $1,235,173, respectively.

(e)        Earnings per share in accordance with U.S. GAAP — Basic earnings per share is calculated by dividing net income attributable to controlling interest under U.S. GAAP by the number of weighted average shares outstanding during the period.  The Company has not entered into any transactions that could result in potentially dilutive securities.  Basic earnings per share under U.S. GAAP for the years ended December 31,  2007 and 2006 were $ 1.47 and $ 1.37, , respectively.

(f)           Capitalization of premium in subscription of shares — During 2006, the Company capitalized $12,373,625 of additional paid-in capital on the subscription of its shares against its accumulated deficit account.  This is permitted by MFRS as long as such capitalization is approved by the Company’s stockholders.  Under U.S. GAAP, deficit reclassifications of any nature are generally prohibited unless specific criteria, most predominantly related to a quasi-reorganization, are met, criteria which are not met by the Company.  Accordingly, retained earnings under U.S. GAAP as of December 31, 2006 and thereafter, are reduced by $12,373,625.  The share subscription premium account is increased by an equal amount.

(g)       Schedule of valuation and qualifying accounts — The Company’s valuation accounts consist of an allowance for doubtful accounts and an allowance for obsolete inventories.  Movements in these valuation accounts for the years ended December 31, 2007 and 2006 were as follows:

Allowance for doubtful accounts:

Year	Balance at beginning of year	Additions charged to cost and expenses	Deductions	Balance at end of year

2007	243,640	6,996	—	250,636
2006	346,850	—	103,210	243,640

Allowance for obsolete inventory:

Year	Balance at beginning of year	Additions charged to cost and expenses	Deductions	Balance at end of year

2007	2,118	—	86	2,032
2006	—	2,118	—	2,118

(h)       Statement of cash flows — In its basic MFRS consolidated financial statements; the Company presents a statement of cash flows, similar to that required by U.S. GAAP, showing only movements in cash.  However, certain presentation differences exist, mainly with respect to the following:

(i) interest paid is presented as a financing cash flow under MFRS while it is presented as an operating cash flow under U.S. GAAP, unless it is capitalized as part of long-lived assets, in which case it forms part of investing activities;

(ii) MFRS includes trust funds within its cash and cash equivalents balances.  The Company maintains its trust funds in investments held for trading purposes, for which U.S. GAAP requires the presentation of changes in those amounts within operating activities.

(iii) MFRS includes restricted trust funds within its cash and cash equivalents balances.  U.S. GAAP generally requires the presentation of deposits and withdrawals of restricted cash within investing activities.  However, the Company’s restricted funds are comprised of amounts received directly from its customers (toll collections received under securitized highway concessions) and are immediately restricted from use in its operations.  As the receipt of such amounts are presented as an operating cash inflow in the period the tolls are collected, presentation of the subsequent restriction of these amounts is also classified within operating activities in the U.S. GAAP cash flow statement, in order to present a net zero impact on operating cash flows of the receipt and immediate restriction of the cash received during the period.  Additionally, subsequent to their restriction, the Company invests the restricted funds in investments in securities held for trading purposes, which are presented within operating activities in U.S. GAAP.  Consolidated statements of cash flows for the years ended December 31, 2007 and 2006 under U.S. GAAP are as follows:

	2007	2006
Operating activities:
Net income	$559,005	$489,569
Items related to investing activities:
Depreciation and amortization	339,988	364,777
Amortization of issuance costs	103,383	1,489
	1,002,377	855,834
Items related to financing activities:
Fluctuation in the value of the investment units (UDIs)	364,675	354,134
	1,367,052	1,209,968
(Increase) decrease in:
Investment securities held for trading	23,610	(44,078)
Restricted cash	204,748	(919,820)
Accounts receivable	66,313	(32,086)
Due from related parties	(119)	(3,466)
Inventories	(58,718)	412
Prepaid expenses	16,917	(42,581)
Real estate held for future use	(52,862)	—
Increase (decrease) in:
Trade accounts payable	12,944	4,785
Accrued expenses and taxes	(167,043)	66,329
Employee retirement obligations	666	(209)
Net effect from discontinued operations	52,325	(120,039)
Net cash provided by operating activities	1,465,833	119,215

Investing activities:
Due from related parties	(123,531)	—
Purchase of real estate, land held for mineral deposits, machinery and equipment	(43,074)	(199,886)
Proceeds from sales of real estate, machinery and equipment	34,943	79,703
Investment in concessions	(717,259)	(1,128,514)
Investment in associated companies	(96,625)	9,559
Investment in securities	(49,486)	(455,130)
Other assets	96,504	(984,496)

Net cash used in investing activities	(898,528)	(2,678,764)

Financing activities:
Proceeds from issuance of loans	—	3,028,354
Repayment of loans	(1,008,600)	(678,667)
Repayment of liabilities from financial leases	(1,490)	21,154
Repurchase of shares, net of stock placements	328,929	(18,192)
Noncontrolling interest	3,283	(405)
Net cash (used) provided in financing activities	(677,878)	2,352,244
Net (decrease) in cash and cash equivalents	(110,573)	(207,305)
Cash and cash equivalents at beginning of year	410,601	617,906
Cash and cash equivalents at end of year	$300,028	$410,601

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Promotora y Operadora de Infraestructura, S.A.B de C.V.

	By:	/s/ Carlos Césarman Kolteniuk
		Name:	Carlos Césarman Kolteniuk
		Title:	Executive Vice President of Finance and Administration and Chief Financial Officer
Date: June 28, 2012.